РАО «ЕЭС РОССИИ»
РОССИЙСКОЕ ОТКРЫТОЕ АКЦИОНЕРНОЕ
ОБЩЕСТВО ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
«ЕДИНАЯ ЭНЕРГЕТИЧЕСКАЯ СИСТЕМА РОССИИ»

Россия, 119526, Москва, пр. Вернадского, д. 101, корп. 3
Тел. (095) 710-41-05
Факс (095) 206-80-87



06018719

RUSSIAN
JOINT STOCK COMPANY
«UNIFIED ENERGY SYSTEM OF RUSSIA»

101, bld. 3, pr. Vernadskogo, Moscow, 119526, Russia,
Tel. +7 095 710-41-05
Fax +7 095 206-80-87

Mail Stop 3628
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

November 09, 2006

Re: Disclosure materials provided by RAO Unified Energy Systems of Russia (File No. 82-4077) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sirs:

RAO Unified Energy Systems of Russia (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(i) of the Rule.

THIS SUBMISSION CONTAINS THE INFORMATIONAL STATEMENT OF RAO UNIFIED ENERGY SYSTEMS OF RUSSIA DATED ON NOVEMBER 3, 2006

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact us by calling collect at [+7 *(095) 710-59-37*] with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed duplicate of this letter and returning it to us in the enclosed self-addressed, postage pre-paid envelope.

Very truly yours,

Andrey V. Gabov
Head of Department of Corporate Governance and Investor Relations

cc: **Deutsche Bank**
Pavel Polyakov

dlw 11/27

00322

Information Statement dated November 3, 2006


RAO
UES

RAO UES OF RUSSIA

Russian Open Joint-Stock Company Unified Energy System of Russia

This Information Statement relates to a reorganization involving the spin-off by Russian Open Joint-Stock Company Unified Energy System of Russia ("RAO UES" or the "Company" and together with its subsidiaries, the "RAO UES Group") of a portion of RAO UES' equity interest, which as of the date hereof represents 58.42% of the issued and outstanding share capital, in Open Joint-Stock Company "The Fifth Generation Company of the Wholesale Electricity Market" ("OGK-5" or a "Genco") and all of RAO UES' equity interest, which as of the date hereof represents 64.83% of the issued and outstanding share capital, in Open Joint-Stock Company "Territorial Generation Company No. 5" ("TGK-5" or a "Genco" and together with OGK-5, the "Gencos"), each to a newly-formed Russian open joint-stock company ("OGK-5 Holding" and "TGK-5 Holding", respectively, and each, a "Holdco" and together, the "Holdcos"), and the issuance of ordinary and preferred shares in each Holdco to holders of RAO UES ordinary and preferred shares, as the case may be, with the simultaneous merger of each Holdco into its corresponding Genco and the exchange of the ordinary and preferred shares of each Holdco for ordinary shares of the related Genco (the "Spin-offs"). See "Summary — RAO UES' Ownership of the Gencos".

On December 6, 2006 (the "EGM Date"), an extraordinary general meeting of RAO UES shareholders (the "EGM") is scheduled to be held to vote on the Spin-offs. All persons (other than RAO UES) who held ordinary shares of RAO UES, each with a par value of RUR 0.50 (each, a "RAO UES Ordinary Share" and collectively, the "RAO UES Ordinary Shares"), and who held Class "A" preferred shares of RAO UES, each with a par value of RUR 0.50 (each, a "RAO UES Preferred Share" and collectively, the "RAO UES Preferred Shares", and together with RAO UES Ordinary Shares, the "RAO UES Shares"), on October 5, 2006 (the "EGM Record Date") will be entitled to vote at the EGM on the Spin-offs by absentee ballot voting. Each holder of RAO UES' American depositary receipts (the "RAO UES ADRs"), each of which evidences one RAO UES American depositary share (each, an "RAO UES ADS"), each of which represents 100 RAO UES Ordinary Shares or 100 RAO UES Preferred Shares, as the case may be, who held RAO UES ADSs on the record date set by Deutsche Bank Trust Company Americas, the depositary bank under RAO UES' ADR programs (the "RAO UES ADR Depositary"), which is expected to be the same as the EGM Record Date, will be entitled to deliver voting instructions to the RAO UES ADR Depositary, under the terms of the deposit agreements relating to the RAO UES ADSs (the "RAO UES ADS Deposit Agreements"). Each holder of RAO UES' global depositary receipts (the "RAO UES GDRs"), evidencing RAO UES global depositary shares (each, an "RAO UES GDS" and together with the RAO UES ADSs, the "RAO UES DSs"), each of which represents 100 RAO UES Ordinary Shares, who held RAO UES GDSs on the record date set by The Bank of New York, the depositary bank under RAO UES' unsponsored Regulation S GDR facility (the "RAO UES GDR Depositary" and together with the RAO UES ADR

Depositary, the "Depositaries" and each of them, a "Depositary"), which is expected to be the same as the EGM Record Date, will be entitled to deliver voting instructions to as provided for in the RAO UES GDRs. As at September 30, 2006, there were 41,041,753,984 RAO UES Ordinary Shares and 2,075,149,384 RAO UES Preferred Shares, including 60,576 RAO UES Shares held directly by RAO UES as treasury shares, issued and outstanding and 9,199,346 RAO UES ADRs and 73,915,620 RAO UES GDSs issued and outstanding. Approval of the Spin-offs requires the affirmative vote of at least a simple majority of the aggregate voting power of the RAO UES Shares represented at the EGM, with each RAO UES Ordinary Share and RAO UES Preferred Share representing one vote. The Russian Federation currently holds a 52.68% interest in RAO UES and, as a result, the Russian Federation has effective control over the vote on the Spin-offs. Approval of the merger of each Holdco into its corresponding Genco requires an affirmative vote of at least three-quarters of the aggregate voting power represented at the shareholders' meetings of OGK-5 and TGK-5, respectively.

Since the Spin-offs involve the merger of each Holdco into its corresponding Genco, the Spin-offs require the approval of such mergers by the Russian Federal Antimonopoly Service (the "FAS"). **If the FAS approval for the Spin-offs is not obtained, the Spin-offs described herein will not occur and holders of RAO UES Shares and holders of RAO UES DSs will not receive any Genco Shares or Genco GDSs. If the merger of any of the Holdcos into their corresponding Gencos is not approved by the FAS, the Company will consider whether OGK-5 Holding and TGK-5 Holding can be created and continue to exist without their simultaneous merger into OGK-5 and TGK-5, respectively.**

If the Spin-offs are approved by the shareholders of RAO UES and the Gencos and all the requirements under Russian law are satisfied:

- The Holdcos will be formed as new and separate open joint-stock companies on the date of their state registration (each such date, a "Reorganization Date" and collectively, the "Reorganization Dates") in the Russian Unified State Register of Legal Entities (the "USRLE"). The Reorganization Dates are currently expected to occur in the third or fourth quarter of 2007. If a Holdco is not formed within two years of the EGM Date, the RAO UES shareholder resolution passed at the EGM on the Spin-offs will lapse.

- Each Holdco, simultaneously with its formation on its Reorganization Date, will be merged with and into its corresponding Genco, with the Genco being the surviving entity. All of the assets of each Holdco, consisting of only the ordinary shares of the corresponding Genco ("OGK-5 Shares" and "TGK-5 Shares", respectively, and each, a "Genco Share" and together, the "Genco Shares"), will be transferred to the corresponding Genco on the respective Reorganization Date. Upon the merger, each Holdco will cease to exist and will be removed from the USRLE, and its shares will be cancelled.

- On each Reorganization Date, subject to applicable law, (i) each holder of RAO UES Ordinary Shares will (a) be entitled to a number of ordinary shares in the relevant Holdco (the "OGK-5 Holding Ordinary Shares" or the "TGK-5 Holding Ordinary Shares" and collectively, the "Holdco Ordinary Shares") equal to the number of RAO UES Ordinary Shares held by such holder on the Reorganization Date; (b) upon the cancellation of the Holdco Ordinary Shares, receive a number of OGK-5 Shares, calculated on the basis of approximately 0.4119 OGK-5 Shares for each OGK-5 Holding Ordinary Share and a number of TGK-5 Shares, calculated on the basis of approximately 13.595 TGK-5 Shares for each TGK-5 Holding Ordinary Share; and (c) continue to own the same number of RAO UES Ordinary Shares as such holder held immediately preceding the Reorganization Date and (ii) each holder of RAO UES Preferred Shares will (a) be entitled to a number of preferred shares in the relevant Holdco (the "OGK-5 Holding Preferred Shares" or the "TGK-5 Holding Preferred Shares" and collectively, "Holdco Preferred Shares" and together with the Holdco Ordinary Shares, the "Holdco Shares") equal to the number of RAO UES Preferred Shares held by such holder on the Reorganization Date; (b) upon the cancellation of the Holdco Preferred Shares, receive a number of OGK-5 Shares, calculated on the basis of approximately 0.3772 OGK-5 Shares for each OGK-5 Holding Preferred Share and a number of TGK-5 Shares, calculated on the basis of approximately 12.450 TGK-5 Shares for each TGK-5 Holding Preferred Share; and

(c) continue to own the same number of RAO UES Preferred Shares as such holder held immediately preceding the Reorganization Date.

- Subject to applicable law, each holder of record, as of each Reorganization Date, of RAO UES ADSs representing RAO UES Ordinary Shares who certifies within 14 calendar days following each Reorganization Date to the RAO UES ADR Depositary that it is not (and is not acting on behalf of) a U.S. person and was outside the United States at the time of receipt of the Information Statement and when voting on the Spin-offs, and will be outside the United States when receiving Genco Shares or Genco GDSs, as the case may be (a "Non-U.S. ADS Holder"), will (a) be entitled to a number of ordinary shares in the relevant Holdco equal to the number of RAO UES Ordinary Shares represented by the RAO UES ADSs held of record by such Non-U.S. ADS Holder on the Reorganization Date; (b) upon the cancellation of the Holdco Ordinary Shares, be entitled to a number of OGK-5 Shares, calculated on the basis of approximately 0.4119 OGK-5 Shares for each OGK-5 Holding Ordinary Share and a number of TGK-5 Shares, calculated on the basis of approximately 13.595 TGK-5 Shares for each TGK-5 Holding Ordinary Share; (c) if a Regulation S global depositary receipt facility ("Regulation S GDR Facility") is established within 90 calendar days of the applicable Reorganization Date in respect of the relevant Genco Shares, upon the payment of fees and charges of, and expenses incurred by the Depositaries, including, but not limited to, any taxes or governmental charges, be entitled to global depositary shares of the relevant Genco issued against the corresponding Genco Shares (each, a "Genco GDS"), each of which will represent a certain number of OGK-5 Shares or a certain number of TGK-5 Shares, as the case may be, on deposit with the custodian to be appointed (the "Genco GDS Custodian"), and (d) continue to own the same number of RAO UES ADSs as such holder held immediately preceding the Reorganization Date. See "Summary — The Regulation S GDR Facilities". *Holders of RAO UES ADSs who fail or are unable to certify to the RAO UES ADR Depositary within 14 calendar days following the applicable Reorganization Date that they are not (and are not acting on behalf of) U.S. persons and were outside the United States at the time of receipt of the Information Statement and when voting on the Spin-offs, and will be outside the United States when receiving Genco Shares or Genco GDSs, as the case may be (each holder of RAO UES ADSs who is not able to so certify being referred to herein as a "U.S. ADS Holder"), will not receive Genco GDSs and, instead, will receive, as soon as reasonably practicable, the cash proceeds from the sale by the RAO UES ADR Depositary of the Genco Shares they would have received had they provided the certification, net of fees and charges of, and expenses incurred by, the RAO UES ADR Depositary in effecting such distribution, including, but not limited to, any costs of conversion, taxes or governmental charges with respect to such distribution. See "Summary — Cash-out of U.S. Persons' Interests in the Genco Shares". Non-U.S. ADS Holders will not be able to receive the relevant Genco GDSs or to vote, sell or otherwise transfer any such Genco GDSs unless and until the Regulation S GDR Facility is established in respect of the relevant Genco Shares or unless the Non-U.S ADS Holder elects to receive Genco Shares instead of Genco GDSs.* See "Summary — Distribution of the Genco Shares and Genco GDSs". Those Non-U.S. ADS Holders who held RAO UES ADSs on the applicable Reorganization Date and who wish to receive Genco Shares instead of Genco GDSs may, on or after the Reorganization Date, but in any event prior to the establishment of the Regulation S GDR Facility, which each Genco may set up no later than 90 calendar days from its Reorganization Date (the "Relevant Period"), notify the RAO UES ADR Depositary and provide the RAO UES ADR Depositary instructions regarding their Russian securities accounts to which the Genco Shares may be credited and a certification that they held RAO UES ADSs on the applicable Reorganization Date. As soon as reasonably practicable after the receipt of such instructions and certification, and upon the payment of fees and charges of, and expenses incurred by the RAO UES ADR Depositary, including, but not limited to, any taxes or governmental charges, the RAO UES ADR Depositary will credit, through a Russian custodian, or otherwise in accordance with applicable law, the Genco Shares to such Non-U.S. ADS Holders. If the Regulation S GDR Facility is not established within 90 calendar days of the applicable Reorganization Date, Non-U.S. ADS Holders of record on the applicable Reorganization Date who fail to provide instructions regarding their Russian securities accounts to which the Genco Shares may be credited and a certification that they held RAO UES

ADSs on the Reorganization Date to the RAO UES ADR Depositary within 14 calendar days after the end of such 90 calendar day period, will not receive any Genco Shares, and the RAO UES ADR Depositary will, as soon as reasonably practicable, sell such shares in a public or private sale and deliver the cash proceeds pro rata to such holders, net of fees and charges of, and expenses incurred by, the RAO UES ADR Depositary in effecting such distribution, including, but not limited to, any costs of conversion, taxes or governmental charges with respect to such distribution. The RAO UES ADR Depositary shall not be responsible for (i) any failure to determine that it may be lawful or practicable to make the net proceeds of the sale of Genco Shares available to RAO UES ADS holders in general or any RAO UES ADS holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with the sale of the Genco Shares, or (iii) its inability to distribute the net proceeds, or the amount that will be distributed as such net proceeds.

- Subject to applicable law, each holder of record, as of each Reorganization Date, of RAO UES GDSs representing RAO UES Ordinary Shares who certifies within 14 calendar days following each Reorganization Date to the RAO UES GDR Depositary that it is not (and is not acting on behalf of) a U.S. person and was outside the United States at the time of receipt of the Information Statement and when voting on the Spin-offs, and will be outside the United States when receiving Genco Shares or Genco GDSs, as the case may be (a "Non-U.S. GDS Holder"), will (a) be entitled to a number of ordinary shares in the relevant Holdco equal to the number of RAO UES Ordinary Shares represented by the RAO UES GDSs held of record by such Non-U.S. GDS Holder on the Reorganization Date; (b) upon the cancellation of the Holdco Ordinary Shares, be entitled to a number of OGK-5 Shares, calculated on the basis of approximately 0.4119 OGK-5 Shares for each OGK-5 Holding Ordinary Share and a number of TGK-5 Shares, calculated on the basis of approximately 13.595 TGK-5 Shares for each TGK-5 Holding Ordinary Share; (c) if the Regulation S GDR Facility is established within 90 calendar days of the applicable Reorganization Date in respect of the relevant Genco Shares, upon the payment of fees and charges of, and expenses incurred by the Depositaries, including, but not limited to, any taxes or governmental charges, be entitled to Genco GDS, each of which will represent a certain number of OGK-5 Shares or a certain number of TGK-5 Shares, as the case may be, on deposit with the Genco GDS Custodian and (d) continue to own the same number of RAO UES GDSs as such holder held immediately preceding the Reorganization Date. See "Summary — The Regulation S GDR Facilities". *Holders of RAO UES GDSs who fail or are unable to certify to the RAO UES GDR Depositary within 14 calendar days following the applicable Reorganization Date that they are not (and are not acting on behalf of) U.S. persons and were outside the United States at the time of receipt of the Information Statement and when voting on the Spin-offs, and will be outside the United States when receiving Genco Shares or Genco GDSs, as the case may be (each holder of RAO UES GDSs who is not able to so certify being referred to herein as a "U.S. GDS Holder"), will not receive Genco GDSs and, instead, will receive, as soon as reasonably practicable, the cash proceeds from the sale by the RAO UES GDR Depositary of the Genco Shares they would have received had they provided the certification, net of fees and charges of, and expenses incurred by, the RAO UES GDR Depositary in effecting such distribution, including, but not limited to, any costs of conversion, taxes or governmental charges with respect to such distribution. See "Summary — Cash-out of U.S. Persons' Interests in the Genco Shares". Non-U.S. GDS Holders will not be able to receive the relevant Genco GDSs or to vote, sell or otherwise transfer any such Genco GDSs unless and until the Regulation S GDR Facility is established in respect of the relevant Genco Shares or unless the Non-U.S GDS Holder elects to receive Genco Shares instead of Genco GDSs.* Those Non-U.S. GDS Holders who held RAO UES GDSs on the applicable Reorganization Date and who wish to receive Genco Shares instead of Genco GDSs may, during the Relevant Period, notify the RAO UES GDR Depositary and provide the RAO UES GDR Depositary instructions regarding their Russian securities accounts to which the Genco Shares may be credited and a certification that they held RAO UES GDSs on the applicable Reorganization Date. As soon as reasonably practicable after the receipt of such instructions and certification, and upon the payment of fees and charges of, and expenses incurred by the RAO UES GDR Depositary, including, but not limited to, any taxes or governmental charges, the RAO UES GDR Depositary will credit, through a Russian custodian, or otherwise in accordance

with applicable law, the Genco Shares to such Non-U.S. GDS Holders. If the Regulation S GDR Facility is not established within 90 calendar days of the applicable Reorganization Date, Non-U.S. GDS Holders of record on the applicable Reorganization Date who fail to provide instructions regarding their Russian securities accounts to which the Genco Shares may be credited and a certification that they held RAO UES GDSs on the Reorganization Date to the RAO UES GDR Depositary within 14 calendar days after the end of such 90 calendar day period, will not receive any Genco Shares, and the RAO UES GDR Depositary will, as soon as reasonably practicable, sell such shares in a public or private sale and deliver the cash proceeds pro rata to such holders, net of fees and charges of, and expenses incurred by, the RAO UES GDR Depositary in effecting such distribution, including, but not limited to, any costs of conversion, taxes or governmental charges with respect to such distribution. The RAO UES GDR Depositary shall not be responsible for (i) any failure to determine that it may be lawful or practicable to make the net proceeds of the sale of Genco Shares available to RAO UES GDS holders in general or any RAO UES GDS holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with the sale of the Genco Shares, or (iii) its inability to distribute the net proceeds, or the amount that will be distributed as such net proceeds.

- Subject to applicable law, each holder of record, as of each Reorganization Date, of RAO UES ADSs representing RAO UES Preferred Shares who certifies within 14 calendar days following each Reorganization Date to the RAO UES ADR Depositary that it is not (and is not acting on behalf of) a U.S. person and was outside the United States at the time of receipt of the Information Statement and when voting on the Spin-offs, and will be outside the United States when receiving Genco Shares or Genco GDSs, as the case may be (also, a "Non-U.S. ADS Holder"), will (a) be entitled to a number of preferred shares in the relevant Holdco equal to the number of RAO UES Preferred Shares represented by the RAO UES ADSs held of record by such Non-U.S. ADS Holder on the Reorganization Date; (b) upon the cancellation of the Holdco Preferred Shares, be entitled to a number of OGK-5 Shares, calculated on the basis of approximately 0.3772 OGK-5 Shares for each OGK-5 Holding Preferred Share and a number of TGK-5 Shares, calculated on the basis of approximately 12.450 TGK-5 Shares for each TGK-5 Holding Preferred Share; (c) if the Regulation S GDR Facility is established within 90 calendar days of the applicable Reorganization Date in respect of the relevant Genco Shares, upon the payment of fees and charges of, and expenses incurred by the Depositaries, including, but not limited to, any taxes or governmental charges, be entitled to Genco GDSs, each of which will represent a certain number of OGK-5 Shares or a certain number of TGK-5 Shares, as the case may be, on deposit with the Genco GDS Custodian and (d) continue to own the same number of RAO UES ADSs as such holder held immediately preceding the Reorganization Date. See "Summary — The Regulation S GDR Facilities". *Holders of RAO UES ADSs who fail or are unable to certify to the RAO UES ADR Depositary within 14 calendar days following the applicable Reorganization Date that they are not (and are not acting on behalf of) U.S. persons and were outside the United States at the time of receipt of the Information Statement and when voting on the Spin-offs, and will be outside the United States when receiving Genco Shares or Genco GDSs, as the case may be (each holder of RAO UES ADSs who is not able to so certify being referred to herein as a "U.S. ADS Holder"), will not receive Genco GDSs and, instead, will receive, as soon as reasonably practicable, the cash proceeds from the sale by the RAO UES ADR Depositary of the Genco Shares they would have received had they provided the certification, net of fees and charges of, and expenses incurred by, the RAO UES ADR Depositary in effecting such distribution, including, but not limited to, any costs of conversion, taxes or governmental charges with respect to such distribution. See "Summary — Cash-out of U.S. Persons' Interests in the Genco Shares". Non-U.S. ADS Holders will not be able to receive the relevant Genco GDSs or to vote, sell or otherwise transfer any such Genco GDSs unless and until the Regulation S GDR Facility is established in respect of the relevant Genco Shares or unless the Non-U.S ADS Holder elects to receive Genco Shares instead of Genco GDSs.* Those Non-U.S. ADS Holders who held RAO UES ADSs on the applicable Reorganization Date and who wish to receive Genco Shares instead of Genco GDSs may, during the Relevant Period, notify the RAO UES ADR Depositary and provide the RAO UES ADR Depositary

instructions regarding their Russian securities accounts to which the Genco Shares may be credited and a certification that they held RAO UES ADSs on the applicable Reorganization Date. As soon as reasonably practicable after the receipt of such instructions and certification, and upon the payment of fees and charges of, and expenses incurred by the RAO UES ADR Depositary, including, but not limited to, any governmental charges, the RAO UES ADR Depositary will credit, through a Russian custodian, or otherwise in accordance with applicable law, the Genco Shares to such Non-U.S. ADS Holders. If the Regulation S GDR Facility is not established within 90 calendar days of the applicable Reorganization Date, Non-U.S. ADS Holders of record on the applicable Reorganization Date who fail to provide instructions regarding their Russian securities accounts to which the Genco Shares may be credited and a certification that they held RAO UES ADSs on the Reorganization Date to the RAO UES ADR Depositary within 14 calendar days after the end of such 90 calendar day period, will not receive any Genco Shares, and the RAO UES ADR Depositary will, as soon as reasonably practicable, sell such shares in a public or private sale and deliver the cash proceeds pro rata to such holders, net of fees and charges of, and expenses incurred by, the RAO UES ADR Depositary in effecting such distribution, including, but not limited to, any costs of conversion, taxes or governmental charges with respect to such distribution. The RAO UES ADR Depositary shall not be responsible for (i) any failure to determine that it may be lawful or practicable to make the net proceeds of the sale of Genco Shares available to RAO UES ADS holders in general or any RAO UES ADS holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with the sale of the Genco Shares, or (iii) its inability to distribute the net proceeds, or the amount that will be distributed as such net proceeds.

As used herein, "U.S. person" and "United States" shall have the meanings given to such terms in Regulation S ("Regulation S") under the U.S. Securities Act of 1933, as amended (the "Securities Act"). See "Risk Factors", "Indicative Timetable", "The Spin-offs", "The Regulation S GDR Facilities", "Risk Factors — Risks Relating to the Genco Shares, the Genco GDSs and the Trading Market — There can be no assurance that the sale of the Genco Shares by the Depositaries will be successful, that any net proceeds will be delivered to the relevant RAO UES DS holders or that, if net proceeds are delivered, that the amount thereof will reflect the market value of those Genco Shares; the Gencos may not obtain approval from the FSFM for the placement of the Genco Shares outside the Russian Federation; the Regulation S GDR Facilities may not be established; and absent an available exemption from registration or public offer requirements under applicable law, it may not be possible to distribute the Genco Shares to RAO UES shareholders and RAO UES DS holders residing outside the Russian Federation" and "Risk Factors — Risks Relating to the Genco Shares, the Genco GDSs and the Trading Market — The Depositaries may not be able to sell the Genco Shares that would have been distributed to RAO UES DS holders that fail to certify that they are Non-U.S. ADS Holders or Non-U.S. GDS Holders, as the case may be, or may only be able to sell such Genco Shares at a discount to the prevailing market price and may not be able to distribute the net proceeds to the respective RAO UES DS holders."

If the Spin-offs are implemented, following each Reorganization Date, the RAO UES Shares and the RAO UES DSs will no longer reflect the value of the equity interest in the Gencos, which will be spun-off from RAO UES on such Reorganization Date.

The OGK-5 Shares are currently listed on two Russian stock exchanges, the Russian Trading System Stock Exchange ("RTS") and Moscow Inter-Bank Currency Exchange ("MICEX") and the TGK-5 Shares are traded on the RTS and MICEX without a listing. It is currently expected that TGK-5 will apply for listing on a Russian stock exchange before its Reorganization Date. It is currently expected that, before or as soon as reasonably practicable after the applicable Reorganization Date, each Genco will apply to the Federal Service for Financial Markets of the Russian Federation (the "FSFM") for approval to establish a Regulation S GDR Facility. Subject to compliance with the requirements of applicable laws and regulations, and receipt of approvals required by applicable laws and regulations, it is expected that the GDSs of each Genco will become tradable over-the-counter in Western Europe. Transfers of Genco GDRs to U.S. persons in the Regulation S GDR Facility, if any, will be restricted for the first 90 calendar days following the establishment of the

Regulation S GDR Facility. See "Summary — Listing and Trading of the Genco Shares" and "Summary — The Regulation S GDR Facilities" and "Market Information".

Under Russian law, holders of RAO UES Shares that are entitled to vote at the EGM, and, subject to compliance with applicable law, holders of RAO UES DSs that are entitled to deliver voting instructions to their respective Depositaries, and in each case that either vote against the Spin-offs or do not vote on the Spin-off proposals may elect to have RAO UES redeem their RAO UES Shares or the RAO UES Shares represented by their RAO UES DSs, as the case may be, within 45 calendar days of the EGM (the "Redemption Election Period") if the Spin-offs are approved. See "Summary — Dissenting and Non-Voting Shareholders' and DS Holders' Redemption Rights" and "The Spin-offs — Dissenting and non-voting shareholders' and DS holders' redemption rights".

The Altman Group has been appointed as proxy solicitation agent for the Spin-offs.

No consideration will be paid to RAO UES, the Holdcos or the Gencos for the Holdco Shares issued or the Genco Shares distributed as a consequence of the Spin-offs.

The Holdco Shares, the Genco Shares and the Genco GDSs have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable U.S. state securities laws. The Genco Shares are being issued (1) outside the United States in offshore transactions in reliance on Regulation S and (2) within the United States only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or "accredited investors" (as defined in Rule 501(a) under the Securities Act) pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(2) thereunder. The Genco GDSs are being issued outside the United States in offshore transactions in reliance on Regulation S. Each holder of RAO UES Shares or RAO UES DSs by virtue of voting on the Spin-offs and acquiring Genco Shares or Genco GDSs, as applicable, will be deemed to make the acknowledgements, representations and agreements set forth in the "Notice to Shareholders" section of this Information Statement. The Genco Shares and the Genco GDSs are subject to restrictions on transferability and resale and may not be transferred or resold in the United States except as permitted under applicable U.S. federal and state securities laws. Each holder of RAO UES Shares should understand that it will be required to bear the financial risks of its investment for an indefinite period of time. See "Notice to Shareholders".

RAO UES is furnishing this Information Statement solely to provide information to shareholders of RAO UES and holders of RAO UES ADSs and RAO UES GDSs. This Information Statement is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of RAO UES or of the Holdcos or the Gencos.

Neither the FSFM, the U.S. SEC nor any other national, state or local securities commission has approved or disapproved of the Genco Shares or the Spin-offs or passed upon the accuracy or adequacy of this Information Statement or any document referred to herein. Any representation to the contrary may be a criminal offense under U.S. law.

NOTICE TO SHAREHOLDERS

The Genco Shares and the Genco GDSs have not been registered under the U.S. or under any applicable state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as such terms are defined in Regulation S) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act or any applicable state securities laws.

Each holder of RAO UES Shares by virtue of voting on the Spin-offs and acquiring Genco Shares will be deemed to have acknowledged, represented to and agreed with RAO UES that either:

(1) it is not a U.S. person and is acquiring the Genco Shares for its own account or for the account of a non-U.S. person in an offshore transaction (as defined in Regulation S) pursuant to an exemption from registration provided by Regulation S, and it acknowledges and agrees that such Genco Shares may not be resold in the United States absent registration under the Securities Act and applicable state securities laws or pursuant to an exemption from the Securities Act and such laws; or

(2) (A) it is a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) or an "accredited investor"(as defined in Rule 501(a) under the Securities Act) that is not formed for the purpose of the Spin-offs and is aware (and each beneficial owner of such RAO UES Shares has been advised) that the issuance of the Genco Shares to it is being made in reliance on the exemption provided by Section 4(2) of the Securities Act; (B) it is acquiring the Genco Shares for its own account or the account of one or more persons that are qualified institutional buyers or accredited investors, respectively, as to which it exercises sole investment discretion, for investment purposes only and not with a view to any resale, distribution or other disposition in violation of any U.S. federal or state securities laws; (C) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment in the Genco Shares, and it, and each person for which it is acting, is able to bear the economic risks of such investment; (D) it has had the opportunity to ask questions and receive answers concerning the terms and conditions of the Spin-offs, and to request additional information, and has chosen to rely solely on the information contained in this Information Statement; (E) it understands that the Genco Shares issued to it will be "restricted securities" as defined in Rule 144 under the Securities Act and may not be resold in the United States absent registration under the Securities Act and applicable state securities laws or pursuant to an exemption from the Securities Act and such laws; (F) it agrees, for the benefit of RAO UES, OGK-5 and TGK-5, that, if in the future it decides to offer, resell, pledge or otherwise transfer such Genco Shares or any beneficial interest therein, any such offer, resale, pledge or transfer will be made in compliance with the Securities Act and applicable state securities laws; and (G) it agrees, for the benefit of RAO UES, OGK-5 and TGK-5, that the Genco Shares may not be deposited in any "unrestricted" depositary receipt facility that a Genco may establish.

Each holder of RAO UES DSs, by virtue of voting on the Spin-offs and acquiring Genco Shares or Genco GDSs, as the case may be, will be deemed to have acknowledged, represented to and agreed with RAO UES that it is not a U.S. person and was outside the United States at the time of receipt of the Information Statement and when voting on the Spin-offs, and will be outside the United States when receiving Genco Shares or Genco GDSs, as the case may be, is acquiring the Genco GDSs for its own account or for the account of a non-U.S. person in an offshore transaction (as defined in Regulation S) pursuant to an exemption from registration provided by Regulation S, and it acknowledges and agrees that such Genco GDSs may not be resold in the United States absent registration under the Securities Act and applicable state securities laws or pursuant to an exemption from the Securities Act and such laws. **Holders of RAO UES DSs who are unable to make the foregoing acknowledgements, representations and agreements will not receive Genco GDSs and, instead, will receive the net cash proceeds from the sale by the relevant Depositary of the Genco Shares they would have received had they provided such acknowledgements, representations and agreements.**

Each holder of RAO UES Shares or RAO UES DSs, by virtue of voting on the Spin-offs and acquiring Genco Shares or Genco GDSs, as the case may be, will be deemed to have acknowledged that RAO UES, OGK-5 and TGK-5 reserves the right to make inquiries of any holder of the Genco Shares or Genco GDSs at

any time as to such persons' status under the U.S. securities laws and compliance with these transfer restrictions. RAO UES, OGK-5 and TGK-5 and their agents shall not be obligated to recognize any resale or other transfer of such Genco Shares or Genco GDSs or any beneficial interest therein made other than in compliance with these restrictions.

In this Information Statement, references to "rubles" and "RUR" are to the lawful currency for the time being of the Russian Federation and references to "U.S. dollars" and "USD" are to the lawful currency for the time being of the United States.

This Information Statement contains conversions of certain amounts into U.S. dollars at specified rates solely for the convenience of the reader. Except where otherwise stated, the U.S. dollar amounts have been translated from the RUR amounts as specified in "Exchange Rates". The ruble rate for USD 1.00 in the first ten months of 2006 ranged from RUR 26.64 — RUR 28.48, in 2005 it ranged from RUR 27.46 — RUR 28.19, in 2004 it ranged from RUR 27.75 — RUR 29.45, and in 2003 the ruble rate ranged from RUR 29.25 — RUR 31.89. No representation is made that the RUR or U.S. dollar amounts referred to herein could have been or could be converted into rubles or U.S. dollars, as the case may be, at these rates, or at any particular rate or at all. See "Exchange Rates".

ADDITIONAL INFORMATION

It is expected that neither of the Gencos will be required to file periodic reports under Section 13 or 15 of the Exchange Act. It is currently expected that each Genco will apply for an exemption from the filing requirements of the Exchange Act pursuant to Rule 12g3-2(b) thereunder and, upon acceptance of the application, intends to furnish certain documents to the U.S. SEC pursuant to this Rule. These documents consist primarily of financial statements and annual and quarterly reports that are required by Russian law or practice or the FSFM. Pursuant to Rule 12g3-2(b), these documents are not deemed filed with the U.S. SEC.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This Information Statement includes:

- audited combined and consolidated financial statements of OGK-5 for the year ended December 31, 2005 prepared in accordance with IFRS;
- unaudited consolidated interim financial statements of OGK-5 for the 6 months ended June 30, 2006, prepared in accordance with IFRS;
- unaudited consolidated balance sheet of TGK-5 as at December 31, 2005, derived from management accounts prepared using IFRS principles;
- pro forma consolidated balance sheet of the RAO UES Group as at December 31, 2005 giving effect to the Spin-offs as if they occurred on December 31, 2005;
- pro forma consolidated income statements of OGK-5 for the year ended December 31, 2005 and for the six months ended June 30, 2005;
- a summary of certain differences between U.S. GAAP and IFRS; and
- a summary of certain differences between IFRS and RAS.

The consolidated IFRS financial statements of the RAO UES Group for the years ended December 31, 2003 and 2004 and for each of the two years then ended, which are available in their entirety on RAO UES' website (www.rao-ees.ru), have been audited by ZAO KPMG, independent auditors, 11 Gogolevsky Boulevard, Moscow 119019, Russian Federation ("KPMG"), as stated in their reports appearing therein. The consolidated IFRS financial statements of the RAO UES Group for the year ended December 31, 2005, which are available in their entirety on RAO UES' website, have been audited by ZAO PricewaterhouseCoopers Audit, independent auditors, Kosmodamianskaya Nab. 52, Bldg. 5, Moscow, 15054, Russian Federation ("ZAO PricewaterhouseCoopers Audit"), as stated in their reports appearing therein. The combined and consolidated

financial statements of OGK-5 for the year ended December 31, 2005, included in this Information Statement, have been audited by ZAO PricewaterhouseCoopers Audit, as stated in their reports appearing herein. ZAO PricewaterhouseCoopers Audit is a member of the Russian Chamber of Auditors (Auditorskaya Palata Rossii) and KPMG is registered with the Public Company Accounting Oversight Board (PCAOB).

Certain data presented in this Information Statement have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

STATEMENT ON ADJUSTMENT

The audited RAO UES Group's IFRS consolidated financial statements for the year ended December 31, 2004, which are available in their entirety on RAO UES' website, have not been restated for the effect of adjustments made in the RAO UES Group's audited IFRS consolidated financial statements for periods subsequent to December 31, 2004.

In reporting periods up to and including the year ended December 31, 2004, the effect of a decline in the value of available for sale investments, in a total amount of RUR 4,988 million, was recognized directly within a fair value reserve in equity. In the RAO UES Group's view, this decline should have been treated as an impairment and recognized in the consolidated statement of operations. This was retrospectively adjusted in the RAO UES Group's audited IFRS consolidated financial statements for the year ended December 31, 2005. As a result of the adjustment, the fair value reserve for available for sale investments increased and the retained earnings decreased by RUR 4,988 million. The effect of the adjustment, if it had been reflected in the RAO UES Group's audited IFRS consolidated financial statements for the year ended December 31, 2004, would have resulted in a reduction of the reported income for the comparative period, the year ended December 31, 2003, by RUR 4,988 million from RUR 24,282 million to RUR 19,294 million. The adjustment has no effect on the reported balance sheet as at December 31, 2003 or on any subsequent balance sheets, or on the reported income for any period subsequent to the year ended December 31, 2003.

During 2005 the RAO UES Group also reassessed the amount of value added tax recoverable which was expected to be reclaimed more than 12 months after the balance sheet date and reclassified RUR 6,878 million from other current assets to other non-current assets in the balance sheet as at December 31, 2004. The reclassification had no effect on the income reported for any period or on the net assets of the Group at any balance sheet date.

The figures presented in "Selected Historical Financial Information of the RAO UES Group" have been adjusted to reflect the effect of the adjustments discussed above on the financial information presented for the year ended December 31, 2003, and as at December 31, 2004.

LIMITATION ON ENFORCEMENT OF CIVIL LIABILITIES

Judgments rendered by a court in any jurisdiction outside the Russian Federation will generally be recognized by courts in the Russian Federation only if an international treaty providing for recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered and/or a federal law is adopted in Russia providing for the recognition and enforcement of foreign court judgments. There is no treaty between the United States and the Russian Federation or the United Kingdom and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters, and no relevant federal law on enforcement of foreign court judgments has been adopted in the Russian Federation.

All or substantially all of the directors and executive officers of RAO UES and the Gencos, respectively, named in this Information Statement reside outside the United States and the United Kingdom. All or a substantial portion of their and RAO UES' and the Gencos' assets are located outside the United States and the United Kingdom, principally in the Russian Federation. It is expected that, following the Spin-offs, all or substantially all of the directors and executive officers of the Gencos will continue to reside outside the United

States and the United Kingdom and that all or a substantial portion of their, RAO UES' and the Gencos' assets will continue to be located outside the United States and the United Kingdom, principally in the Russian Federation. As a result, it may not be possible for holders of RAO UES Shares, RAO UES DSs, Genco Shares or, if the Regulation S GDR Facilities are established for the Genco Shares, the holders of Genco GDSs to:

- effect service of process within the United States or the United Kingdom upon any of the directors and executive officers of RAO UES or the Gencos, as the case may be; or
- enforce, in the Russian Federation, court judgments obtained in courts of the United States or the United Kingdom, as the case may be, against any of RAO UES or the Gencos or any of their respective directors and executive officers in any action, including actions under the civil liability provisions of federal securities laws of the United States.

In addition, it may be difficult for the holders of RAO UES Shares or RAO UES DSs to enforce, in original actions brought in courts in jurisdictions located in the United States or the United Kingdom, liabilities predicated upon U.S. or U.K. securities laws.

For a further description of the risks relating to the ability of holders of RAO UES Shares or RAO UES DSs to enforce court judgments against any of RAO UES or the Gencos or any of their respective directors and senior management, see "Risk Factors — Legal Risks and Uncertainties — Recourse against the Gencos and their directors and senior management may be limited because the Gencos generally conduct their operations outside the United States and the United Kingdom and all of the Gencos' current directors and senior management reside outside the United States and the United Kingdom."

FORWARD-LOOKING STATEMENTS

This Information Statement contains "forward-looking statements" which relate to, without limitation, the RAO UES Group's, Holdcos' and the Gencos' plans, objectives, goals, strategies, future operations and performance, and anticipated developments in the power utility industry and the Russian and global economies. In addition, the RAO UES Group and/or the Gencos may make forward-looking statements in future filings with the U.S. SEC or Russian or other securities authorities or in written materials, press releases and oral statements issued by or on behalf of them. These forward-looking statements are characterized by words such as "anticipates", "estimates", "expects", "believes", "intends", "plans", "may", "will", "should" and similar expressions, but these expressions are not the exclusive means of identifying such statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause circumstances or the RAO UES Group's or the Gencos' actual results, performance or achievements to be materially different from any future circumstances, results, performance or achievements expressed or implied by such statements. Such forward-looking statements are inherently based on numerous assumptions regarding, among other things:

- changes in political, social, legal or economic conditions in Russia;
- the effects of government regulations and regulatory actions, including tariff regulations;
- international and domestic energy prices;
- weather conditions, seasonality and temperature extremes;
- the effects of fiscal developments and legal proceedings;
- the state of the power supply grid and related systems;
- any expansion, divestiture or acquisition and investment plans of the RAO UES Group or the respective Gencos and their ability to implement those plans, including their ability to benefit from related cost savings and synergies;
- the RAO UES Group's or the Gencos' ability to meet their obligations and develop and maintain additional sources of financing;

- the RAO UES Group's or the Gencos' ability to remain competitive in the industries in which they operate;
- inflation, interest rate or exchange rate fluctuations;
- transportation costs;
- the Gencos' ability to obtain or extend the terms of the licenses necessary for their businesses; and
- the effects of Russian and international political events.

This list of important factors is not exhaustive. Neither the RAO UES Group nor the Gencos make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

Accordingly, shareholders of RAO UES and holders of RAO UES DSs should not place undue reliance on these forward-looking statements. These forward-looking statements speak only as at the date of this Information Statement. The RAO UES Group and the Gencos expressly disclaim any obligation or undertaking to disseminate after the date of this Information Statement any updates or revisions to any forward-looking statements contained herein, whether as a result of any change in its expectation with regard thereto, any change in events, conditions or circumstances on which any such forward-looking statement is based or otherwise.

No person is authorized to contact holders of depositary receipts to discuss the Spin-offs or to give any information or to make any representation not contained or incorporated herein by reference, and, if given or made, such information or representation must not be relied upon as having been authorized by the RAO UES Group or the Gencos.

TABLE OF CONTENTS

SHAREHOLDER INQUIRIES

Shareholders of RAO UES with questions relating to the proposed Spin-offs and distribution of the Genco Shares should contact RAO UES at:

Department of Corporate Governance and Investor Relations
Prospect Vernadskogo, 101, Korp. 3,
Moscow, 119526, Russia

Tel. + 7 (495) 620-16-09 (business days between 1:00 pm and 4:00 pm Moscow time)
Fax: +7 (495) 710-41-01
E-mail: ir@rao.elektra.ru

RAO UES ADS HOLDER INQUIRIES

Holders of RAO UES ADSs with questions relating to the proposed Spin-offs and distribution of Genco GDSs or Genco Shares should contact the RAO UES ADR Depositary at:

Pavel Polyakov
Global Equity Services
Deutsche Bank Ltd, Moscow
Office: +7 495 797 5209
Fax: +7 495 7975099

RAO UES GDS HOLDER INQUIRIES

Holders of RAO UES GDSs with questions relating to the proposed Spin-offs and distribution of Genco GDSs or Genco Shares should contact the RAO UES GDR Depositary at:

Irina P. Vakhraneva
The Bank of New York
Posledny Pereulok 17
3rd Floor, No. 4
103045 Moscow, Russia
Tel +7 (495).967.3110
Fax +7 (495).967.3106
ivakhraneva@bankofny.com

Tatyana Vesselovskaya
The Bank of New York
101 Barclay Street
New York, NY 10286 USA
Phone 1- 212-815-5133
Fax 1-212-571-3050
tvesselovskaya@bankofny.com

SUMMARY

The following is a brief summary of certain information contained elsewhere in this Information Statement. This summary is qualified in its entirety by the more detailed information set forth in this Information Statement.

Gencos .... The Gencos are OGK-5 and TGK-5.

OGK-5 is one of seven wholesale generating companies established in the course of the RAO UES Group restructuring. OGK-5 produces and sells electricity and thermal energy, with an electrical capacity of up to 8,672 MW (approximately 5.8% of the installed capacity of thermal power plants in Russia). As of October 1, 2006, the market capitalization of OGK-5, based on the market value of the OGK-5 Shares traded on the Russian stock markets, totaled approximately USD 2.6 billion.

TGK-5 is one of fourteen territorial generating companies established in the course of the RAO UES Group restructuring. TGK-5 produces and sells electricity and thermal energy, with an electrical capacity of up to 2,467 MW (approximately 1.7% of the installed capacity of thermal power plants in Russia). As of October 1, 2006, the market capitalization of TGK-5, based on the market value of the TGK-5 shares traded on the Russian stock markets, totaled approximately USD 700 million.

See "The Gencos".

The RAO UES Group .... RAO UES is the largest power holding company in the Russian Federation. In 2005, the RAO UES Group generated approximately 70% of all electricity and 32.5% of heat production in Russia. The RAO UES Group companies control 72.0% of the installed capacity and owns 96.1% of the high-voltage grids and 77% of the distribution network in the country. As of October 1, 2006, the market capitalization of RAO UES, based on the market value of the RAO UES Shares traded on the Russian stock markets, totaled approximately USD 32 billion. As at October 1, 2006, the Russian Federation owned a 52.68% interest in RAO UES (22,715,371,537 RAO UES Shares, consisting of 22,569,848,313 RAO UES Ordinary Shares and 145,523,224 RAO UES Preferred Shares), and, as a result, the Russian Federation has effective control over the vote on the Spin-offs at the EGM.

RAO UES' Ownership of the Gencos .... As of the date hereof, RAO UES owns, in the form of ordinary shares, 87.67% of the issued and outstanding share capital of OGK-5 and 64.83% of the issued and outstanding share capital of TGK-5. The remaining shares of each of OGK-5 and TGK-5 are held by minority shareholders.

If the Spin-offs are approved, RAO UES will spin-off such number of OGK-5 Shares that represents as of the date hereof 58.42% of the total issued and outstanding share capital of OGK-5. The remaining shares held by RAO UES, which represent as of the date hereof 29.28% of the issued and outstanding share capital of OGK-5, will not be spun off and are expected to be sold

by RAO UES to a strategic investor before the Reorganization Date of OGK-5.

If the Spin-offs are approved, RAO UES will spin-off all of its TGK-5 Shares, which represent as of the date hereof 64.83% of the total issued and outstanding share capital of TGK-5.

OGK-5 may complete a public offering of its shares outside the United States between the date hereof and the Reorganization Date, which would then be expected to reduce RAO UES' equity interest in OGK-5 to no less than 75.03% of the issued and outstanding share capital of OGK-5. TGK-5 may also complete an offering of its shares between the date hereof and its Reorganization Date, which would then be expected to reduce RAO UES' equity interest in TGK-5 to no less than 47.45% of the issued and outstanding share capital of TGK-5. If the Gencos complete the offerings of their shares between the date hereof and their respective Reorganization Dates, the percentage of the issued and outstanding share capital being spun-off by RAO UES may be reduced to no less than 50% of the issued and outstanding share capital of OGK-5 and no less than 47.45% of the issued and outstanding share capital of TGK-5.

Holdcos .... If the Spin-offs are approved, two separate newly-formed companies, the Holdcos, will be formed as open joint-stock companies on their respective Reorganization Dates (the dates of their state registration in USRLE), to which RAO UES will spin-off 17,685,842,752 OGK-5 Shares, which represents as of the date hereof 58.42% of the total issued and outstanding share capital of OGK-5, and 583,798,247,818 TGK-5 Shares, which represents as of the date hereof 64.83% of the total issued and outstanding share capital of TGK-5, in return for the issuance by each Holdco of one ordinary share for each RAO UES Ordinary Share and one preferred share for each RAO UES Preferred Share. The Reorganization Dates are currently expected to occur in the third or fourth quarter of 2007. The OGK-5 Shares and the TGK-5 Shares, as the case may be, will be the sole assets of the respective Holdcos.

As of the Reorganization Date, each Holdco is expected to have 41,041,753,984 ordinary shares and 2,075,149,384 preferred shares with a par value of RUR 0.148455449093326 for each preferred and ordinary share in OGK-5 Holding and RUR 0.0198622257264326 for each preferred and ordinary share in TGK-5 Holding.

Each Holdco will be formed and exist as an interim measure, and simultaneously with its formation will be merged with and into its corresponding Genco, with the Genco being the surviving entity and legal successor of the respective Holdco.

Capital Structure of each Genco ..... As of the date hereof, OGK-5's capital stock is comprised of 30,271,685,504 ordinary shares, each with a par value of RUR 1.00.

As of the date hereof, TGK-5's capital stock is comprised of 900,519,628,026 ordinary shares, each with a par value of RUR 0.01.

Each OGK-5 Share and each TGK-5 Share has, and after the Spin-offs will have, the right to one vote at meetings of shareholders of OGK-5 and TGK-5, respectively.

In order to avoid the creation of fractional shares upon the conversion of Holdco Shares into Genco Shares in the Spin-offs, each Genco may issue a small number of additional Genco Shares (up to 0.003% of the total current share capital of OGK-5 and up to 0.0001% of the total current share capital of TGK-5), from which on the applicable Reorganization Date one additional Genco Share will be distributed to holders of RAO UES Shares, including the Depositaries, if applicable, that were to have otherwise received in the Spin-off either (i) less than one Genco Share or (ii) at least one Genco Share and an additional fractional Genco Share equal to or greater than 0.50. Until the date of registration with the FSFM of a placement report with respect to the Genco Shares so issued to avoid the creation of fractional shares as a result of the Spin-off (which registration is not expected to occur until approximately 35 calendar days after the applicable Reorganization Date), any newly-issued Genco Share distributed to a holder of RAO UES Shares, including either Depositary, may not be sold or otherwise transferred by its holder.

The Spin-offs .... The Spin-offs will be conducted by means of reorganization *(vydelenie s odnovremennym prisoedineniyem)* under Russian corporate law.

If the Spin-offs are approved by the shareholders of RAO UES, the mergers of the Holdcos into their corresponding Gencos are approved by the Gencos and all requirements under applicable law and regulation are satisfied, on the Reorganization Date, the Holdcos will be formed and simultaneously merged with and into the corresponding Gencos. The Reorganization Dates are currently expected to occur in the third or fourth quarter of 2007. See "Indicative Timetable" and "The Spin-offs".

If the Spin-offs are implemented, following each Reorganization Date, the RAO UES Shares will no longer reflect the value of the equity interest in the Genco which will be spun-off from RAO UES on such Reorganization Date.

Shareholder Approval of the Spin-offs .... Approval of the Spin-offs requires the affirmative vote of at least a simple majority of the aggregate voting power of the RAO UES Shares represented at the EGM, with each RAO UES Ordinary Share and RAO UES Preferred Share representing one vote. On the EGM Date (scheduled for December 6, 2006), an extraordinary general meeting of RAO UES shareholders is scheduled to be held to vote on the Spin-offs. All persons who held RAO UES Ordinary Shares and who held RAO UES Preferred Shares on the EGM Record Date (October 5, 2006), will be entitled to vote at the EGM on the Spin-offs by absentee ballot voting. Each holder

of RAO UES DSs who held RAO UES DSs on the record date set by the relevant Depositary, which is expected to be the same as the EGM Record Date, will be entitled to deliver voting instructions to the relevant Depositary, under the terms of the applicable deposit agreement. The Russian Federation currently holds a 52.68% interest in RAO UES, and, as a result, the Russian government has effective control over the vote on the Spin-offs.

The Altman Group has been appointed as proxy solicitation agent in connection with the Spin-offs.

Approval of the merger of each Holdco into its corresponding Genco requires the affirmative vote of at least three-quarters of the aggregate voting power represented at the shareholders' meeting of OGK-5 and TGK-5, respectively.

If the Spin-offs are not approved at the EGM or the mergers of the Holdcos into their corresponding Gencos are not approved by the shareholders' meetings of the Gencos, the Spin-offs described herein will not occur, and holders of RAO UES Shares and RAO UES DSs will not receive any Genco Shares or Genco GDSs. If the merger of any of the Holdcos into their corresponding Gencos is not approved by the shareholders' meeting of the respective Genco, the Company will consider whether OGK-5 Holding and TGK-5 Holding can be created and continue to exist without their simultaneous merger into OGK-5 and TGK-5, respectively.

Antimonopoly Governmental Regulation . . . . Since the Spin-offs involve the merger of each Holdco into its corresponding Genco, the Spin-offs require the approval of such mergers by the FAS. **If the FAS approval is not obtained, the Spin-offs described herein will not occur, holders of RAO UES Shares and holders of RAO UES DSs will not receive any Gencos Shares or Genco GDSs. If the merger of any of the Holdcos into their corresponding Gencos is not approved by the FAS, the Company will consider whether OGK-5 Holding and TGK-5 Holding can be created and continue to exist without their simultaneous merger into OGK-5 and TGK-5, respectively.**

Distribution of the Genco Shares and Genco GDSs . . . . If the Spin-offs are approved, on each Reorganization Date, the respective Holdco Shares will be issued (they will not be registered in the usual manner, but will have a registration number) and, simultaneously, corresponding Genco Shares, calculated on the basis of (i) approximately 0.3772 OGK-5 Shares for each OGK-5 Holding Preferred Share, (ii) approximately 12.450 TGK-5 Shares for each TGK-5 Holding Preferred Share, (iii) approximately 0.4119 OGK-5 Shares for each OGK-5 Holding Ordinary Share and (iv) approximately 13.595 TGK-5 Shares for each TGK-5 Holding Ordinary Share, will be distributed, to the holders of RAO UES Shares and RAO UES DSs which are registered as shareholders or, in the case of holders of RAO UES DSs, hold RAO UES DSs as at the respective Reorganization Date. In order to avoid the creation of fractional shares upon the conversion of Holdco Shares into Genco Shares in the Spin-offs, the number of

Genco Shares distributed to each such holder will be rounded up if such holder were to have otherwise received (i) less than one Genco Share or (ii) at least one Genco Share and an additional fractional Genco Share equal to or greater than 0.50, and rounded down if such holder were to have otherwise received at least one Genco Share and an additional fractional Genco Share less than 0.50, as a result of which certain holders of RAO UES Shares, including the Depositaries, if applicable, may receive one newly-issued Genco Share, which will be subject to registration with the FSFM of a placement report with respect to such Genco Share. See "— Capital Structure of each Genco". The Holdco Shares and, subsequently, the Genco Shares that would be distributed to Non-U.S. ADS Holders and Non-U.S. GDS Holders will be held by the relevant custodian on the account of the respective Depositary and, upon instructions received from the Depositaries at the time if and when the Regulation S GDR Facility is established, Genco GDSs will be issued against the corresponding Genco Shares and distributed to the Non-U.S. RAO UES DS holders that have certified to the Depositary that they held RAO UES DSs on the Reorganization Date, as soon as reasonably practicable following the establishment of the Regulation S GDR Facility, upon the payment of the fees and charges of, and expenses incurred by, the relevant Depositary, calculated on a per share basis relative to each Genco Share, and the depositary under the Regulation S GDR Facility (the "Genco GDR Depositary"), calculated on a per depositary share basis relative to each Genco GDS. Non-U.S. ADS Holders and Non-U.S. GDS Holders who wish to receive Genco Shares instead of Genco GDSs may, during the Relevant Period, so notify the respective Depositary and provide instructions regarding their Russian securities accounts to which the Genco Shares may be credited, together with a certification that they held RAO UES DSs on the Reorganization Date. As soon as reasonably practicable after the receipt of such instructions and certification, each Depositary will credit, through their respective custodian, the Genco Shares to the holders of RAO UES DSs who provided such instructions and certification, upon the payment of the fees and charges of, and expenses incurred by, the relevant Depositary. The Non-U.S. DS Holders who elect to receive and are distributed Genco Shares may vote, sell and otherwise transfer Genco Shares prior to the establishment of the Regulation S GDR Facility. See "The Regulation S GDR Facilities". The Reorganization Dates are currently expected to occur in the third or fourth quarter of 2007.

Cash-out of U.S. Persons' Interests in the Genco Shares . . . . Under applicable U.S. securities law, the Genco Shares may be offered to U.S. persons only if the Genco Shares are registered under the Securities Act or an exemption from such registration is available. No such exemption is currently available in connection with the distribution of the Genco Shares or Genco GDSs to U.S. ADS Holders and U.S. GDS Holders. If the Spin-offs are approved by the shareholders of RAO UES and the Gencos, all holders of RAO UES DSs who hold RAO UES DSs as of the

OGK-5 Reorganization Date or the TGK-5 Reorganization Date, as the case may be, who wish to receive Genco GDSs or Genco Shares must certify to the relevant Depositary within 14 calendar days following each Reorganization Date that such holder is a Non-U.S. ADS Holder or Non-U.S. GDS Holder, as the case may be. Any RAO UES DS holders as of the OGK-5 Reorganization Date or the TGK-5 Reorganization Date, as the case may be, who fail or are unable to provide such certification to the relevant Depositary within 14 calendar days following each Reorganization Date will not receive any Genco Shares or Genco GDSs, and the relevant Depositary will, as soon as reasonably practicable, sell the Genco Shares that would have been distributed to such holder in a public or private sale and deliver the cash proceeds pro rata to such holders, net of fees and charges of, and expenses incurred by, the Depositaries in effecting such distribution, including, but not limited to, any costs of conversion, taxes or governmental charges with respect to such distribution. It is anticipated that such sale of Genco Shares by the Depositaries will be completed, as soon as reasonably practicable, after such Genco Shares are distributed to the Depositaries and after the 14th calendar day following the Reorganization Date. The Depositaries shall not be responsible for (i) any failure to determine that it may be lawful or practicable to make the net proceeds of the sale of the Genco Shares available to RAO UES DS holders in general or any RAO UES DS holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with the sale of the Genco Shares, or (iii) their inability to distribute the net proceeds, or the amount that will be distributed as such net proceeds. See "Risk Factors — Risks Relating to the Genco Shares, the Genco GDSs and the Trading Market — The Depositaries may not be able to sell the Genco Shares that would have been distributed to RAO UES DS holders that fail to certify that they are Non-U.S. ADS Holders or Non-U.S. GDS Holders, as the case may be, or may only be able to sell such Genco Shares at a discount to the prevailing market price and may not be able to distribute the net proceeds to the respective RAO UES DS holders."

Listing and Trading of the Genco Shares . . . . The OGK-5 Shares are currently listed on two Russian stock exchanges, the RTS and MICEX, and the TGK-5 Shares are traded on the RTS and MICEX without a listing. It is currently expected that TGK-5 will apply for listing on a Russian stock exchange before its Reorganization Date.

The Regulation S GDR Facilities . . . . It is currently expected that, before or promptly after the applicable Reorganization Date, each Genco, subject to FSFM approval, and in the case of TGK-5, listing on a Russian stock exchange, will set up a Regulation S GDR Facility. See "The Regulation S GDR Facilities".

If the Gencos' Regulation S GDR Facilities are established, one GDS will represent the right to receive a certain number of OGK-5 Shares and the right to receive a certain number of TGK-5 Shares, as applicable, and will be distributed in the manner

and on the terms described in this Information Statement to Non-U.S. DS Holders who held RAO UES DSs on the applicable Reorganization Date and who provided the applicable certifications upon the payment of the fees and charges of, and expenses incurred by, the Genco GDR Depositary, including, but not limited to, any taxes or governmental charges. The Genco GDSs are currently anticipated to be tradable over-the-counter in Western Europe. See "The Regulation S GDR Facilities". However, Non-U.S. ADS Holders and Non-U.S. GDS Holders who receive Genco GDSs undertake that for 90 calendar days following the establishment of each Genco's Regulation S GDR Facility, they will not transfer the Genco GDSs to U.S. persons (as defined in Regulation S). There is no assurance that the Regulation S GDR Facilities will be established or that a public market for Genco GDSs will develop. See "Market Information".

If either of the Gencos fails to set up a Regulation S GDR Facility within 90 calendar days of the applicable Reorganization Date, each Non-U.S. ADS Holder and Non-U.S. GDS Holder who holds RAO UES DSs as at the Reorganization Date may provide instructions regarding its Russian securities account and a certification that such holder owns or owned the RAO UES DSs on the applicable Reorganization Date to the relevant Depositary within 14 calendar days of the end of such 90 calendar day period and receive Genco Shares. Non-U.S. DS Holders who provide such documentation will be entitled to receive, as soon as reasonably practicable, the relevant Genco Shares corresponding to the number of GDSs they would have received had a Regulation S GDR Facility been set up, upon the payment of the fees and charges of, and expenses incurred by, the relevant Depositary. If no such documentation is provided to the Depositary, then such holders will (a) become entitled to receive, as soon as reasonably practicable, the net cash proceeds from the sale of the Genco Shares they would have received had they supplied a Russian securities account to the Depositary, upon the payment of the fees and charges of, and expenses incurred by, the relevant Depositary, and (b) continue to own the same number of RAO UES GDSs after the Spin-offs as before. See "Risk Factors — Risks Relating to the Genco Shares, the Genco GDSs and the Trading Market — There can be no assurance that the sale of the Genco Shares by the Depositaries will be successful, that any net proceeds will be delivered to the relevant RAO UES DS holders or that, if net proceeds are delivered, that the amount thereof will reflect the market value of those Genco Shares; the Gencos may not obtain approval from the FSFM for the placement or circulation of the Genco Shares outside the Russian Federation; the Regulation S GDR Facilities may not be established; and absent an available exemption from registration or public offer requirements under applicable law, it may not be possible to distribute the Genco Shares to RAO UES shareholders and RAO UES DS holders residing outside the Russian Federation."

During the Relevant Period, RAO UES DS holders will be able to withdraw RAO UES Shares from the relevant program in accor-

dance with the provisions of the relevant deposit agreements. Those withdrawing holders of RAO UES DSs who held RAO UES DSs as of the applicable Reorganization Date will remain entitled to Genco Shares, Genco GDSs, or net cash proceeds from the sale of the Genco Shares, in the manner and on the terms described in this Information Statement, and subject to providing necessary information and certifications, as described in this Information Statement.

Dissenting and Non-Voting Shareholders' and DS Holders' Redemption Rights

Under Russian law, holders of RAO UES Shares that are entitled to vote at the EGM, and who either vote against the Spin-offs or do not vote on the Spin-off proposals, may elect to have RAO UES redeem their RAO UES Shares (including those represented by RAO UES DSs) within the Redemption Election Period if the Spin-offs are approved. Holders of RAO UES Shares who wish to exercise their redemption rights (including the Depositaries on behalf of RAO UES DS holders) must surrender their RAO UES Shares to RAO UES during the Redemption Election Period. As soon as reasonably practicable following the EGM Date, subject to compliance with applicable law, holders of RAO UES DSs who either vote against the Spin-offs or do not vote on the Spin-off proposals will be provided with materials from the relevant Redemption Agent (as defined below) detailing the procedures to be followed if such holders wish to exercise their redemption rights. RAO UES ADS holders who elect to exercise their redemption rights, and who may do so under applicable law, will be required to surrender their RAO UES ADSs to the Redemption Agent to be appointed with respect to the RAO UES ADSs (the "RAO UES ADS Redemption Agent") on or prior to January 10, 2007. RAO UES GDS holders who elect to exercise their redemption rights will be required to surrender their RAO UES GDSs to The Bank of New York as Redemption Agent (the "RAO UES GDS Redemption Agent" and together with the RAO UES ADS Redemption Agent, the "Redemption Agent" and each of them, a "Redemption Agent") on or prior to January 10, 2007.

Within the 30 calendar day period following the end of the Redemption Election Period, RAO UES is required to redeem any RAO UES Shares surrendered by holders of RAO UES Shares (including by Depositaries on behalf of the holders of RAO UES DSs) at a price of RUR 16.41 per RAO UES Ordinary Share and RUR 14.54 per RAO UES Preferred Share. In accordance with the requirements of Russian law, the price for the RAO UES Shares to be redeemed has been determined by the Board of Directors of RAO UES, based on the market price (without taking into account the effect, if any, on the market price of RAO UES' actions resulting in the redemption rights), as determined by ZAO Deloitte & Touche CIS, an independent appraiser. The redemption prices were also approved by the Federal Agency for Federal Property Management, as required by Russian corporate law in the case of companies in which the Russian Federation holds more than 2% of the company's voting shares. RAO UES may use no

more than 10 percent of its net assets, determined as of the EGM Date, as calculated in accordance with RAS on the basis of the balance sheet for the period ended September 30, 2006, to redeem such RAO UES Shares. For purposes of illustration, based on the net assets of RAO UES as at June 30, 2006, such amount equaled approximately RUR 34 billion, meaning that, if the EGM had been held on June 30, 2006, RAO UES would have been entitled to redeem approximately 5% of the RAO UES Ordinary Shares issued and outstanding.

In the event that holders (including the Depositaries) surrender more RAO UES Shares than RAO UES is permitted to redeem, surrendered RAO UES Shares will be redeemed on a pro rata basis.

In accordance with Russian corporate law, all redeemed RAO UES Shares will be held by RAO UES as treasury shares, which are required to be sold by RAO UES within one year after their purchase. Otherwise, upon the expiration of this term, RAO UES will be required to cancel these redeemed RAO UES Shares and, consequently, reduce its share capital by the aggregate par value of such cancelled shares.

The holders of RAO UES DSs who elect to have RAO UES redeem their RAO UES Shares will not be paid by RAO UES directly for the redeemed RAO UES Shares. RAO UES will pay the price established by the Board of Directors in accordance with the requirements of Russian law of the redeemed RAO UES Shares to the relevant Depositary in rubles, as required by Russian currency control rules. The relevant Depositary will pay those proceeds to the corresponding Redemption Agent, which will effect the conversion of the ruble proceeds into U.S. dollars, using the then-prevailing market rate, and will then, as soon as reasonably practicable, distribute the funds through DTC, Euroclear and Clearstream, as applicable, to the former holders of the RAO UES DSs, net of fees and charges of, and expenses incurred by, the relevant Depositary and Redemption Agent in connection with the surrender of the RAO UES DSs and the RAO UES Shares represented by RAO UES DSs, including, but not limited to, any costs of conversion, taxes or governmental charges with respect to such distribution.

After the RAO UES Shares are surrendered to RAO UES and until they are redeemed they cannot be disposed of or encumbered in any way unless the shareholder revokes its redemption request within the Redemption Election Period.

See "The Spin-offs — Dissenting and non-voting shareholders' and DS holders' redemption rights", "Risk Factors — There can be no assurance that the sale of the Genco Shares by the Depositaries will be successful, that any net proceeds will be delivered to the relevant RAO UES DS holders or that, if net proceeds are delivered, that the amount thereof will reflect the market value of those Genco Shares; the Gencos may not obtain approval from the FSFM for the placement of the Genco Shares outside the Russian

Federation; the Regulation S GDR Facilities may not be established; and absent an available exemption from registration or public offer requirements under applicable law, it may not be possible to distribute the Genco Shares to RAO UES shareholders and RAO UES DS holders residing outside the Russian Federation" and "Risk Factors — Investors in the Gencos may be unable to or be delayed in repatriating their earnings from distributions made on the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs."

Certain Tax Consequences .... This Information Statement includes a summary description of certain potential tax consequences of the Spin-offs for certain holders of RAO UES Shares and RAO UES DSs under the laws of the Russian Federation, U.S. federal laws and the laws of the United Kingdom. See "Certain Tax Consequences".

RAO UES has not investigated the possible tax treatment of the Spin-offs under the laws of any other jurisdiction.

Notwithstanding the summary descriptions contained in this Information Statement, holders of RAO UES Shares and RAO UES DSs should consult with their own tax advisors concerning the overall tax consequences of the Spin-offs.

RISK FACTORS

Holders of RAO UES Shares and holders of RAO UES DSs should carefully consider the following information about the risks described below, together with the other information contained in this Information Statement, before deciding whether to approve the Spin-offs. If any of the risks described below actually occur, the Gencos' businesses, financial condition, or results of operations could be adversely affected. In that case, the value of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs may decline and shareholders could lose all or part of their investment.

The Company has described the risks and uncertainties that its management believes to be material, but these risks and uncertainties may not be the only ones the Gencos will face. Additional risks and uncertainties, including those of which the Company is currently unaware or which it deems immaterial, may also result in decreased revenues, increased expenses or other events that could result in a decline in the value of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs, and investors losing all or part of their investment. These risks and uncertainties will also apply in many respects to the subsidiaries of the Gencos (if any).

Risks Relating to the Gencos' Businesses and Industry

The Gencos are exposed to risks inherent in the Russian power supply market, including in connection with the on-going process of market liberalization.

The Russian electricity market has been undergoing restructuring since 2001, but the process is time-consuming, and it is presently anticipated that the wholesale power supply market will not be fully liberalized before 2010. The goal of the restructuring is to replace the current state-owned monopoly controlled by RAO UES with a liberalized market place open to a number of competing generating companies. In the process of restructuring, regional electricity companies ("Energos"), substantially all of which are subsidiaries of RAO UES, are being reorganized in accordance with their business profiles, such as generating companies, electricity grid companies and sales companies. Once reorganized, these companies are then being merged with other companies of the same business profile, with the resulting entity providing services for a number of regions of the Russian Federation. For instance, the separated generating companies are being merged into territorial generating companies ("TGKs"), including TGK-5, each comprising of power and heat plants located in a few neighboring Russian regions. The major power plants owned directly by RAO UES were merged into the wholesale generating companies ("OGKs"), including OGK-5, each controlling several such power plants throughout Russia. Therefore, the OGKs will compete with each other and with TGKs in the wholesale electricity market. In addition, the OGKs will have to interact with, among others, energy sales companies, repair and service companies, distribution grid companies, OAO Federal Grid Company of Unified Energy System ("Federal Grid Company"), a Russian open joint-stock company that controls federal transmission electricity grids, OAO System Operator — Central Dispatching Administration ("System Operator"), a Russian open joint-stock company that performs the dispatching functions of the entire Russian energy system, and the Non-profit partnership Trading System Administrator for the Wholesale Electricity Market of Unified Energy System (the "Trade System Administrator"), a Russian non-profit partnership, which manages the trading system of the wholesale electricity market.

Although the restructuring of the Russian power supply market is aimed at the creation of competition, the RAO UES Group is anticipated to remain a highly influential player in the Russian energy market even following the Spin-offs, which may make it difficult for the Gencos to compete. This would be exacerbated in the event that the RAO UES restructuring does not continue following the Spin-offs, in which case the Gencos would be one of very few competitors with companies of the RAO UES Group in the market. This could have a material adverse effect on the Gencos' businesses and results of operations.

Furthermore, the legal and technical regulations of the Russian electricity market, including regulation of the wholesale electricity market and tariffs system, are currently undergoing considerable modifications. As a result of the restructuring, the Russian electricity market will change dramatically and may be subject to a large number of operational, business, technical, managerial, regulatory and other risks, which are currently

difficult or impossible to predict, in addition to the existing risks inherent to the Russian power supply market. These changes may have a material adverse effect on the Gencos' business and results of operations.

The revenues and cash flows of the Gencos' businesses may be affected by factors beyond the Gencos' control.

The revenues of the Gencos' businesses are affected by the market for electricity and thermal energy, which can vary greatly based upon:

- government regulations and regulatory actions, including restrictions on tariffs;
- weather conditions, seasonality and temperature extremes;
- the state of, and possibility to improve, the power supply grid and related systems;
- the price and availability of an adequate fuel supply;
- availability of competitively priced alternative sources of energy;
- new technologies and improvements in the efficiency of the use of energy;
- inflation and interest rates;
- the extent and frequency of forced outages;
- the relative energy requirements of individual sectors of the economy; and
- fluctuations in overall economic activity and growth in the Gencos' service territories.

Government regulations, in particular restrictions on tariffs, have a significant limiting effect on the Gencos' profitability. See "— The tariff regulation of the heat and electricity industry may lead to tariff changes that inadequately compensate the Gencos for their cost base."

Weather conditions, accidents and other catastrophic events can disrupt or limit the ability of the Gencos' businesses to deliver electricity and thermal energy to its customers. Very warm and very cold temperatures, especially for prolonged periods, can dramatically increase the demand for electricity and thermal energy for cooling and heating. The pricing of alternative energy sources may affect the demand of customers, such as commercial and industrial customers, who have the ability to use alternative energy sources in their operations.

The tariff regulation of the heat and electricity industry may lead to tariff changes that inadequately compensate the Gencos for their cost base.

Electricity and heat tariffs in Russia are regulated by the Federal Law "On state regulation of tariffs for electric and thermal power in the Russian Federation" No. 41-FZ of April 14, 1995, as well as by a number of supplemental government resolutions, and do not currently fluctuate based on supply and demand. The Federal Service on Tariffs (the "FST") regulates natural monopolies in the energy and transportation industries as well as tariffs for electricity and heat. In February 2004, the Russian government promulgated Resolution No. 109 On Price Setting with respect to Electric and Thermal Energy in the Russian Federation, dated February 26, 2004 ("Resolution No. 109"). Resolution No. 109 provides for tariff differentiation among consumers based on actual production costs. Since tariffs are adjusted only annually, they may not reflect fluctuations of costs during a year, including changes in the Gencos' fuel structure, which may lead to costs exceeding tariffs in certain periods within a year. In August 2006, the Russian government adopted amendments to Resolution No. 109 providing that from 2008, the tariffs are expected to be calculated in accordance with tariff indexation formulas determined by the FST based on, among other things, the forecasted level of inflation, growth of fuel prices and tax increases. However, it remains to be seen how these amendments will be applied, and in particular whether the authorities will succeed in raising residential tariffs to a commercially viable level. The Gencos face the risk that the future tariff changes may be inadequate to compensate for future changes in the Gencos' underlying cost base.

The Gencos costs are subject to general inflation and may also increase as a result of regulated changes to fuel prices, primarily gas. The Gencos may also have informal obligations to continue supplying energy to a portion of their client base, including indirectly residential consumers, regardless of those consumers' ability to pay or to pay increased tariffs.

Compared with other countries, Russia has one of the lowest electricity tariffs in the world due to the inherent pricing design of the current market, which is based on the "cost plus" method. As a result, the present low electricity tariffs are, to a large extent, explained by domestic gas prices that remain substantially below the global average, but which may be increased in the future. Such tariff regulation and the limited ability of the Gencos to control their cost base could have a material adverse effect on the Gencos' results of operations and financial conditions. In addition, regulatory changes that limit the Gencos' ability to pass increased costs on to purchasers, or economic developments that adversely effect the ability of the Gencos' customers to pay higher tariffs, could have a material adverse effect on the Gencos' financial condition and results of operations. See "— Legal and Regulatory Matters Applicable to the Gencos — The Tariff System".

The Gencos' businesses could be adversely affected if they fail to obtain, maintain or renew necessary licenses, including for the exploitation of hazardous industrial facilities, for gas storage or for water use.

The Gencos' businesses will depend on the continuing validity of some of their licenses, particularly for the exploitation of hazardous industrial facilities, for gas storage or for water use, and the issuance of new licenses and compliance with their terms. Most of the licenses that are currently material to the operations of the Gencos will not expire until 2010. The Gencos may also apply for additional licenses, but there can be no assurance that they will receive them. Russian regulatory authorities exercise considerable discretion in the timing of license issuance and renewal and the monitoring of licensees' compliance with license terms. Requirements imposed by these authorities, which will require the Gencos to comply with numerous industrial standards, recruit qualified personnel, maintain necessary equipment, monitor the Gencos' operations, maintain appropriate filings and, upon request, submit appropriate information to the licensing authorities, may be costly and time-consuming and may result in delays in the commencement or continuation of energy production. Private individuals and the public at large possess rights to comment on and otherwise influence the licensing process, including through intervention in courts. Accordingly, the licenses that the Gencos will need may be invalidated and may not be issued or renewed, or if issued or renewed, may not be issued or renewed in a timely fashion, or may involve requirements which restrict the Gencos' ability to conduct operations or to do so profitably.

The legal and regulatory basis for the licensing requirements may change, which increases the risk that a Genco may be found in non-compliance. In addition, it is possible that licenses applied for and/or issued in reliance on acts and instructions relating to the Gencos could be challenged by the Prosecutor General's office or otherwise as being invalid if they were found to be beyond the authority of that ministry. In particular, deficiencies of this nature subject the Gencos, as licensees, to selective governmental claims. In the event that the licensing authorities discover a material violation by any of the Gencos, they may be required to suspend operations or incur substantial costs in eliminating or remedying the violation, which could have a material adverse effect on the Gencos' businesses or results of operations.

The dominance of natural gas as a power source for the Gencos and reliance on Gazprom as the primary supplier may have an adverse effect on the working capital and results of operations of the Gencos.

The majority of the Gencos' plants use natural gas as their primary fuel and are not easily convertible to any other alternative form of fuel. Russian Open Joint-Stock Company Gazprom ("Gazprom") is the primary supplier of natural gas to the Gencos within the Russian Federation. In the event that Gazprom fails to supply the Gencos with sufficient gas for any reason, such a disruption in gas supply may result in the disruption of the Gencos' operations and may require the Gencos to use more costly fuel for their plants, including oil residue, which could have a material adverse effect on the Gencos' businesses or results of operations. Interruptions in electricity supply due to restrictions in the supply of gas could lead to lawsuits being brought by electricity and heat customers, which could also have a material adverse effect on the Gencos' results of operations or financial conditions.

In addition, because of its virtual monopoly status, Gazprom is able to exercise stringent requirements on its customers, such as requiring very tight payment terms for supply. Therefore, a failure of one of the Gencos' customers to pay for power, and the resulting inability of the Gencos to pay Gazprom on time, could result in a material adverse effect on the Gencos' results of operations and working capital supply. In the current tariff system, the timing of adjustments of tariffs for electricity and heat is not connected with the increases in gas prices. This may result (and has resulted in the past) in electricity and heat tariffs that do not fully cover increases in gas costs, which may have a material adverse effect on the Gencos' financial condition and results of operations.

The condition of some of the plant, equipment and components at the Gencos' power plants may hinder the Gencos' productivity.

The age of many of the Gencos' existing plants significantly exceeds the industry norm in Western Europe (where the average life of a power plant is approximately 40 years). Without significant capital investment in the Gencos' facilities, it is possible that these aging plants will not be able to maintain overall productivity sufficient to ensure that the Gencos remain profitable. Even if the Gencos are able to attract required financing, there is no assurance that the Gencos will be able to buy new equipment or modernize their plants at current costs or at all because of the strong demand for such equipment and works from other generating companies. In the event that the Gencos are unable to modernize their plants, they may not be able to maintain their productivity, and this could have a material adverse effect on the Gencos' businesses or results of operations. While each Genco implements regular inspection and maintenance practices with the aim of ensuring that such plant, equipment and components are repaired or replaced before they fail, there is no guarantee that these preventative measures will be sufficient to prevent an operational failure at the plant and consequently unplanned losses may occur which would adversely impact on the Gencos' businesses and results of operations.

The Gencos' generation businesses may incur substantial costs and liabilities and be exposed to volatility as a result of their participation in the wholesale energy markets.

The Gencos sell most of their generated electricity in the wholesale market in accordance with a system of agreements currently in place in the wholesale market. The Gencos supply electricity at the average price determined by the Trade System Administrator on the basis of daily bids delivered by the customers. If the average price determined by the Trade System Administrator is less than the operational expenses of the Gencos, this would have a material adverse effect on the Gencos' financial condition and results of operation.

If the Gencos were unable to generate electricity as required by the delivered bids or concluded agreements, the Gencos would have to purchase additional volumes of electric power in the wholesale market, which may be at a cost higher than the electricity price at which the Gencos supply electricity, adversely affecting the Gencos' financial condition and results of operations.

Failure to provide reliable service could adversely affect the Gencos' operating results.

The operation of power stations involves many risks, including the breakdown, failure or substandard performance of equipment, the improper installation or operation of equipment, natural disasters and the need to comply with directives of relevant federal and local governmental agencies. The Gencos will be obligated to ensure the safe use of heat and electricity power sources and reliable supply of energy to their respective customers. Meeting this commitment requires significant capital and other resources. Failure to ensure the safe use of generating equipment and a reliable supply of energy of a certain quality, including as a result of generating or grid equipment failures, could adversely affect the Gencos' operating results through reduced revenues and increased maintenance and capital costs. In addition, under Russian law, the Gencos can be required to pay damages to its customers in the event of failure to supply electricity.

The existing system of tariff setting for the grid companies' services of electricity distribution and connecting generating facilities and consumers is not conducive to ensuring an adequate level of investment in modernization and development of the electricity distribution grid. The level of wear and tear of electricity

grids is very high. In certain regions, due to the increase in electricity consumption, there is a sharp deficit of the electricity grids' carrying capacity. The high level of wear and tear and increase in electricity load may result in a decrease in the reliability of electricity supply and, in certain circumstances, in power outages. For example, in May 2005 there were power outages in several districts of Moscow and in certain areas of the Moscow Region, Tula, Kaluga and Ryazan regions. Any disruption to power transmission or forced outages would have a material adverse effect on the Gencos' businesses and results of operations.

In the current market framework, the Gencos do not enter into agreements on connection to the electricity grids. In the absence of these agreements, grid companies cannot assure reliable and synchronized connection. In addition, grid companies do not have the resources to finance the development of distribution grid infrastructure required for the connection. Connection of generating facilities and consumers to electricity grids without development of the grid infrastructure creates the risks of a decrease in reliability and restrictions in electricity supply and power outages, which may have a material adverse effect on the Gencos' businesses and results of operations.

The Gencos' inability to address the seasonal and daily difference in the demand for electricity could result in a reduction of the Gencos' profitability.

The demand for electricity may significantly vary, both daily and seasonally, due to weather conditions and other factors. Demand for electricity is usually higher during the period from October through March due to longer nights and lower in the period from April through September due to longer days. Demand for electricity is usually higher during normal business hours during the day and for longer duration during the period from October through March due to less daylight hours. Therefore, the Gencos' generating capacities may be fully utilized during certain parts of the day or during certain months, and under-utilized during other parts of the day and year. If the Gencos fail to obtain their expected levels of revenues during the periods when their generating capacities are fully loaded, the Gencos may be unable to compensate for lost revenues during other periods when the demand for electricity and/or heating is reduced. The Gencos' inability to address the daily and seasonal difference in demand for electricity could have an adverse effect on the Gencos' businesses, financial condition, prospects and results of operations.

The Gencos' power plants may not be able to maximize production as a result of the electricity grid's condition.

In the past, the Gencos' plants generally have not been run at full capacity. This has been in part due to RAO UES' control over the Gencos' production, based on local energy requirements, and in part due to the limited capacity of the power grid, which is aging and not sufficient for present requirements. After the Spin-offs, the Gencos' ability to maximize production may still be limited by the ability of the grid to handle increased amounts. Such constraints on the Gencos' productivity levels would have a material adverse effect on their results of operations.

Future expenditures from the investment fund established by the Russian government may negatively affect the Gencos' businesses.

The government of the Russian Federation has established an investment fund in the amount of approximately USD 2.6 billion for 2006 to subsidize infrastructure investment projects of national importance on a public-private partnership basis. It is possible that this investment fund will be used in the future to add to the installed capacity in the power generation sector, and the government may also provide state support for certain power providers, such as nuclear and hydro generators. If the Gencos continue to focus on gas and coal as their primary sources for power generation, they may be adversely affected by these changes, because it is likely that nuclear and hydro power generation will benefit from such subsidies, allowing them to set prices at levels lower than what the Gencos would charge. This may have a material adverse effect on the Gencos' businesses and results of operations.

More stringent environmental laws and regulations or more stricter enforcement of existing environmental laws and regulations may have a significant negative effect on the Gencos' operating results. Furthermore, non-compliance with environmental legislation may subject the Gencos to significant penalties.

The Gencos are involved in an industry which employs gas, coal, peat and heavy oil-fired generators that discharge pollutants into the environment and may be hazardous to the environment. As a result, the Gencos' activities are subject to various environmental protection laws and regulations by federal, state and local governmental authorities. These regulations generally relate, among others, to effluents into the water, emissions into the air, the use of water, wetlands preservation, waste disposal, endangered species and noise regulation. Pollution risks and related clean-up costs are often impossible to assess unless environmental audits have been performed and the extent of liability under environmental laws is clearly determinable, which is not always the case under Russian laws. See "Legal and Regulatory Matters Applicable to the Gencos — Environmental Regulation".

Environmental regulations are undergoing modification in the Russian Federation, and the Company regularly evaluates its obligations relating to new and changing legislation. In recent years, new and stricter environmental requirements have been imposed, and fines and other payments have been significantly increased, although the requirements and enforcement of environmental legislation in Russia remain generally weaker and less stringently enforced than in the European Union or the United States. New laws and regulations, the imposition of more stringent requirements in relation to licenses, increasingly strict enforcement or new interpretations of existing environmental laws, regulations or licenses, or the discovery of previously unknown contamination, may require further expenditures to modify operations, install pollution control equipment, perform site clean-ups, curtail or cease operations, or pay fees, fines, or make other payments for discharges or other breaches of environmental standards. Each Genco has developed an environmental plan and actively monitors its operations to meet environmental standards. Management believes that the Gencos' facilities are now in compliance in all material respects with applicable Russian environmental protection laws and regulations. In the future, however, federal, regional or local authorities may impose stricter environmental standards than those now in effect, and any such stricter standards could require either or both Gencos to make additional expenditures. There can be no assurance that the Gencos would be able to recover all or any increased costs from their customers or that their businesses, financial condition or results of operations would not be materially and adversely affected by future changes in environmental laws and regulations.

The Gencos' level or scope of insurance coverage may not be adequate.

The insurance industry is not yet well developed in Russia, and many forms of insurance protection common in more economically developed countries are not yet available in Russia on comparable terms, including coverage for business interruption and director and officer liability. To the limited extent that the Gencos' operating assets will be insured, the insurance coverage may be insufficient to cover replacement costs in the event such assets are irreparably damaged. The Gencos will carry only limited insurance coverage for third party personal injury claims and for property or environmental damages arising from their operations. Accordingly, the Gencos may incur uninsured losses of production assets and may be subject to claims not covered, or not sufficiently covered, by insurance, which could have a material adverse effect on their business and results of operations.

Transactions could be challenged for non-compliance with applicable legal requirements.

The RAO UES Group has taken a variety of actions relating to share issuances, share disposals and acquisitions, valuation of property, interested party transactions, major transactions and anti-monopoly issues, in respect of which the applicable legal procedures may not have been complied with fully and which, therefore, could be subject to a legal challenge. If such a challenge were successful, it could result in the invalidation of the relevant transaction or the imposition of liabilities on the Company and/or the Gencos. Moreover, since applicable provisions of Russian law are subject to many different interpretations, the Gencos may not be able to successfully defend any challenge brought against similar transactions, and the invalidation of any such transactions or imposition of any such liability may, individually or in the aggregate, have a

material adverse effect on the Gencos' businesses, financial condition and results of operations. See also "— Risks Relating to Russia — Legal Risks and Uncertainties — Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity."

The Gencos' development strategies may not succeed.

The Gencos continue to monitor potential investment opportunities in electric energy assets and related industries, and it is expected that the Gencos will pursue this development strategy following the Spin-offs.

Because of the reluctance of commercial lending institutions to provide non-recourse project financing in the locations where the Gencos operate, direct or indirect (through credit support or guarantees) project financing for the Gencos may be available only from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, these institutions may also require governmental guarantees of certain project and sovereign related risks. There can be no assurance that the Russian government will be willing to offer such guarantees and, as a result, sufficient financing ultimately may not be available to fund some of the planned projects.

The Gencos' ability to arrange for financing on either a fully recourse or a substantially non-recourse basis and the costs of such capital are dependent on numerous factors, including general economic and capital market conditions, the availability of bank credit, rating agency ratings, investor confidence, the continued success of current projects and provisions of tax and securities laws which are conducive to raising capital in this manner. Should future access to capital not be available, the Gencos may decide not to build new plants or acquire existing facilities. While a decision not to build new plants or acquire existing facilities would not affect the results of operations of the Gencos' currently operating facilities or facilities under construction, such a decision would affect their future growth and would have a material adverse effect on the Gencos' financial condition and results of operations.

If the Gencos do acquire new businesses and companies, the acquisition and integration of such new businesses and companies will pose significant risks to the Gencos' operations. These risks include the difficulty of integrating the operations and personnel of the acquired business, problems with minority shareholders in acquired companies and their material subsidiaries, the potential disruption of the Gencos' own business, the assumption of liabilities, including in relation to tax and environmental matters, relating to the acquired assets or businesses, the possibility that indemnification agreements with the sellers of those assets may be unenforceable or insufficient to cover potential tax or other liabilities, the difficulty of implementing effective management, financial and accounting systems and controls over acquired businesses, the imposition and maintenance of common standards, controls, procedures and policies, and the impairment of relationships with employees and counterparties as a result of difficulties arising out of integration.

Furthermore, even if the Gencos are successful in integrating new businesses, expected synergies and cost savings may not materialize, resulting in lower than expected profit margins.

The value of any business that any Genco acquires or invests in may be less than the amount that the Genco pays for it if, for example, there is a decline in the position of that business in the relevant market in which it operates or there is a decline in the market generally.

Moreover, the Gencos may not be able to identify suitable acquisition targets, and future acquisitions may not be available on terms as favorable as in the past. The Gencos will face significant competition for potential acquisitions of assets in other industries. When making acquisitions, it may not be possible for the Gencos to conduct a detailed investigation of the nature or title of the assets being acquired, for example due to time constraints in making the decision. The Gencos may also become responsible for additional liabilities or obligations not foreseen at the time of an acquisition.

If the Gencos are unable to continue to retain and attract suitably qualified senior management and other employees the conduct and performance including profitability, of their businesses could be adversely affected.

The success of the Gencos' operations depends largely on their ability to retain and attract senior management and other employees who are suitably qualified, skilled or knowledgeable. These include engineers, craftsmen and other individuals with knowledge of the electricity sector or other professional skills. For some of these roles, there is a limited pool of candidates in the domestic market with the necessary credentials and competition amongst employers is intense. Some of the candidates may come from the international market, where total compensation payable to senior executives may be significantly higher than in the domestic market. An inability to attract or retain suitable qualified senior management and other employees could have a significant impact on the Gencos' ability to operate and could adversely affect their businesses and results of operations.

In addition, the operation of the Gencos' facilities depends on a large number of employees and contractors, some of whom perform specialized services. Consequently, if the Gencos were unable to engage or retain an adequate number of suitably experienced employees and contractors or such employees and contractors were to seek wage increases or to charge prices that were not competitive, this could adversely affect the Gencos' businesses and results of operations.

The Gencos' management information systems, as well as their systems of internal controls, may be inadequate to support the Gencos' future growth.

The Gencos' management information systems, financial reporting functions and internal control systems may be less developed in certain respects than those of electric power generating companies in more developed markets and may not provide the Gencos' management with as much or as accurate information as those in more developed markets. In addition, the Gencos may encounter difficulties in the on-going process of implementing and enhancing their respective management information systems. The Gencos' inability to maintain adequate management information systems, financial reporting functions and internal control systems may have a material adverse effect on the Gencos' businesses, financial condition, prospects and results of operations.

Inflation may materially adversely affect the Gencos' results of operations.

The Gencos' production activities will be located in Russia, and the majority of its direct costs will be incurred in Russia. Russia has experienced high levels of inflation since the early 1990s. Inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% that year. Notwithstanding recent reductions in the inflation rate, which in 2003 was 12.0%, in 2004 was 11.7% and in 2005 was 10.9%, the Gencos have experienced inflation-driven increases in their costs that are linked to the general price level in Russia, such as supplies and materials, as well as salaries. If these trends continue, the Gencos may not be able to preserve operating margins. Accordingly, high rates of inflation in Russia could increase the Gencos' costs and decrease their operating margins.

There is only limited financial information available for the Gencos due to their relatively short history.

Both OGK-5 and TGK-5 are relatively recently established entities, and therefore, there is only limited financial information available for OGK-5 and TGK-5. In addition to the financial statements prepared in accordance with IFRS included in this Information Statement, the only other financial statements available for the Gencos are Russian statutory accounts for 2005 for OGK-5 and TGK-5 and for each full quarter since their establishment in 2004 and 2005, respectively, prepared in accordance with RAS in compliance with applicable Russian law. However, RAO UES management believes that these RAS financial statements would not be informative due to the recent restructuring involving such companies. See "Gencos". The financial information available for the Gencos may not be representative of future trends and patterns of operations.

Liabilities on the part of TGK-5 associated with management by TGK-5 of RAO UES' shares in certain energy sales companies may have a material adverse effect on TGK-5's financial position and results of operations.

In 2005, as a means of providing financial support to newly-established energy sales companies, the Board of Directors of RAO UES approved the transfer of the shares in those energy sales companies that were held by RAO UES, to be managed by each of the TGKs according to their territorial operations, for a term of one year. Accordingly, in December 2005, TGK-5 and RAO UES entered into year-long agreements for the management of shares of three such companies: OAO Kirovenergosbyt, OAO Marienergosbyt and OAO Chuvashskaya Energosbytovaya Kompaniya. As required by these agreements, TGK-5 also entered into suretyship agreements, also for a term of one year, with these companies' electricity suppliers, including OGK-5, and with certain energy market infrastructure companies, including the Trade System Administrator, ZAO Financial Clearing Center and the System Operator. As a result, during the term of the share management agreements, TGK-5 may be held liable for the obligations of these energy sales companies. For example, a failure by a customer of any of these energy sales companies to pay for electricity, and the resulting inability of the energy sales companies to pay their energy suppliers on time, could result in TGK-5 becoming liable to the suppliers. If such liability on the part of TGK-5 is triggered, it would have a material adverse effect on TGK-5's financial position and results of operations.

Risks Relating to Russia

Economic Risks

Economic instability in Russia could adversely affect the Gencos' businesses.

Since the dissolution of the Soviet Union, the Russian economy at various times has experienced:

- significant declines in gross domestic product and consumption;
- hyperinflation;
- an unstable currency, including periods of significant decline in the value against foreign currencies;
- high government debt relative to gross domestic product;
- significant declines in gold and foreign currency reserves;
- weak banking systems providing only limited liquidity to domestic enterprises;
- a large number of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings and the use of fraudulent bankruptcy actions to take unlawful possession of property;
- significant use of barter transactions and illiquid promissory notes to settle commercial transactions;
- widespread tax evasion;
- growth of a black and gray market economy;
- pervasive capital flight;
- high levels of corruption and the penetration of organized crime into the economy;
- significant increases in unemployment and underemployment; and
- the impoverishment of a large portion of the population.

The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of the Russian Federation (the "CBR") stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble, a sharp increase in the rate of inflation, a dramatic decline in

the prices of Russian debt and equity securities and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity for Russian companies and the events of 1998 resulted in the losses of bank deposits in some cases.

Recently, the Russian economy has experienced positive trends, such as an increase in the gross domestic product, a relatively stable currency, increasing foreign currency reserves, strong domestic demand, rising real wages and, in historic terms, a reduced rate of inflation. These trends, however, may not continue or may be abruptly reversed. Due to the fact that the Gencos customer base and direct costs incurred are in Russia, a decline in the Russian economy would have a significant impact on the Gencos' businesses.

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on the Gencos' businesses.

Russia's banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts may be subject to varying interpretations and inconsistent applications. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Many Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags behind internationally accepted norms. For example, many banks are still in transition to reporting in accordance with IFRS. Aided by inadequate supervision by the regulators, many banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. The imposition of more stringent regulations could lead to weakened capital adequacy and the insolvency of some banks.

Recently, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the loan portfolio of those banks. In addition, a robust domestic corporate debt market is leading Russian banks to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of the assets of Russian banks. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, which may lead to wide spread corporate default. In addition, in 2004, the CBR revoked the licenses of several Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. As a result of these rumors, several privately-owned Russian banks collapsed or ceased or severely limited their operations. Russian banks owned or controlled by the government or the CBR and foreign-owned banks were generally not adversely affected. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

The Gencos generally conduct their banking relationships with, and maintain accounts in, a small number of large, reputable Russian banks, including Gazprombank, International Moscow Bank, Sberbank, Vneshtorgbank, MDM Bank and Alfa-bank. Nevertheless, a banking crisis or the bankruptcy or insolvency of the banks in which the Gencos hold their funds could result in the loss of the Gencos' deposits or affect the Gencos' ability to complete banking transactions, which could have a material adverse effect on the Gencos' businesses, financial condition and results of operations.

Russian infrastructure is in very poor condition, which could disrupt normal business activity of the Gencos.

Russian infrastructure largely dates back to the mid-twentieth century and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, communication systems and building stock. The poor infrastructure of the Russian Federation can make the transportation of goods and supplies difficult, adds costs to doing business in the Russian Federation and can interrupt business

operations. These difficulties can impact the Gencos directly, for example, if fuel supplies are interrupted. The poor infrastructure and any further deterioration thereof could have a material adverse effect on the Gencos' businesses, financial conditions, results of operations and prospects.

Fluctuations in the global economy may materially adversely affect the Russian economy and the Gencos' businesses.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia, and Russian businesses could face severe liquidity constraints, further materially adversely affecting those businesses and the Russian economy. Additionally, the Russian economy remains poorly diversified and is largely dependent on the natural resources sector. For example, as Russia produces and exports large amounts of oil and gas, the Russian economy is especially vulnerable to the price of oil and gas on the world market, and a decline in the price of oil or gas could slow or disrupt the Russian economy. Russia is also a major producer and exporter of metal products, and its economy is vulnerable to world commodity prices and the imposition of tariffs and/or antidumping measures by the United States, the European Union or by other principal export markets.

The Gencos' assets will be subject to the risk of nationalization.

The Russian government has enacted legislation to protect property against expropriation and nationalization. In the event that the Gencos' property is nationalized, legislation provides for fair compensation. However, there can be no certainty that these protections would be enforced. This uncertainty is due to several factors, including weaknesses in the judiciary and insufficient mechanisms to enforce judgments, as well as reports of corruption among state officials. In addition, it is possible that due to a lack of experience in enforcing these provisions, or due to political change, legislative protections may not be enforced in the event of an attempted nationalization. Nationalization of any of the assets of the Gencos or their subsidiaries, potentially with little or no compensation, would have a material adverse effect on the Gencos. The concept of property rights is not well developed in Russia and there is little experience in enforcing legislation enacted to protect private property against nationalization. As a result, the Gencos may not be able to obtain proper redress in the courts and may not receive adequate compensation if in the future the state decides to nationalize some or all of the Gencos' assets. If this occurs, the Gencos' businesses, results of operations and financial condition could be harmed.

Political and Social Risks

Political and governmental instability, including conflicts between central and regional authorities, or social unrests could materially adversely affect the value of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy into a democracy with a market economy. The reforms have been widespread, and the failure of some of the reforms, combined with uncertainty regarding the implications of others, means the Russian political system is vulnerable to popular discontent. There have also been incidents of labor and social unrest, particularly as a result of the failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living in Russia. An escalation of this unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, increased nationalism, with restrictions on foreign involvement in the economy of Russia, and/or increased violence. An occurrence of any of the foregoing events could restrict the Gencos' operations and lead to the loss of revenue, thus materially adversely affecting their operations.

Moreover, the composition of the Russian government, the prime minister and the other heads of federal ministries has, at times, been highly unstable. For example, in February 2004, just prior to the presidential elections, the entire Russian government was dismissed, including the prime minister, which was followed by a far-reaching restructuring of the Russian government. As part of this restructuring, the number of ministries

was reduced from 30 to 16, and the government was divided into two levels: the ministry level, and the service or agency level. In addition to the restructuring of the Russian federal government, election procedures were amended so that the heads of sub-federal political units were no longer directly elected by popular vote but nominated instead by the Russian president and confirmed by the legislature of the relevant sub-federal political unit. Further amendments to electoral laws have eliminated individual contests in State Duma elections, so that now voters may only cast ballots for political parties. It is not clear whether reforms will continue in the same direction or at the same pace. For example, the Russian government has announced that it plans to introduce laws limiting foreign ownership of sectors that "ensure national security," which, subject to location and size criteria, include oil and ore deposits, although the precise scope of these laws is currently uncertain.

The next State Duma and presidential elections are scheduled to be held in 2007 and 2008, respectively. The potential stagnation during the uncertain period leading up to elections, as well as instability during the transition period, could negatively affect the economic and political environment in the near term. Future changes in government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms, including the electricity industry reform, which could have a material adverse effect on the Gencos' businesses, operations, financial condition and prospects.

In addition, the delineation of authority and jurisdiction between local authorities and the federal government is, in many instances, unclear and remains contested. Currently, Russia comprises 88 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at different levels of government, which may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws, and the governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus and established precedent hinders the Gencos' long-term planning efforts and creates uncertainties in the operating environment, each of which may prevent the Gencos from effectively and efficiently implementing their business strategy. See "— Legal Risks and Uncertainties — Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity."

Crime, corruption or terrorism could disrupt the Gencos' ability to conduct business and could materially adversely affect the Gencos' financial condition and results of operations.

The local and international press have reported significant criminal activity, including organized crime, particularly in large metropolitan centers. In addition, the local and international press have reported high levels of official corruption in the locations where the Gencos conduct their businesses, including bribery and using investigative procedural powers for corrupt purposes. The effects of organized or other crime, demands of corrupt officials or any allegations that the Gencos have been involved in official corruption may in the future bring negative publicity, could disrupt the Gencos' ability to conduct business effectively and could thus materially adversely affect the Gencos' financial condition and results of operations.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect the Gencos' operations.

The failure of the government and private enterprises to pay salaries on a regular basis and the failure of salaries and benefits to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, with restrictions on foreign involvement in the Russian economy; and increased violence. An occurrence of any of the foregoing events could restrict the Gencos' operations and lead to the loss of revenue, materially adversely affecting the Gencos' businesses, financial condition and results of operations.

The price of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs may be affected by the general perception of the energy and utility sectors of the economy.

Events, such as blackouts or other power supply disruptions, political unrest in oil-producing countries (including Russia), in addition to the fact that the energy industry is changing and subject to greater risk, could adversely affect investors' perception of the energy and utility sectors generally and could adversely affect the equity prices of companies in those sectors. Management cannot predict what news or events will affect the public or how any news or events will affect the market price of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs, but fluctuations due to such news and events could be severe and any negative effects could be long lasting.

RAO UES and the Gencos have not independently verified information regarding the electric power industry, nor have they independently verified official data from Russian government agencies.

RAO UES and the Gencos have derived substantially all of the information contained in this Information Statement concerning the electric power industry from publicly available information, and RAO UES and the Gencos have relied on the accuracy of this information without independent verification.

In addition, some of the information contained in this Information Statement has been derived from official data of Russian government agencies. The official data published by Russian federal, regional and local governments may be substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries. There can be no assurance that any discussion of matters relating to Russia in this Information Statement is complete, reliable or has not been intentionally manipulated by official or government sources. In the past, the veracity of certain official data released by the Russian government has been discredited. In 1998, for instance, the Director of the Russian State Committee on Statistics and a number of his subordinates were arrested and charged in connection with their misuse of economic data.

Legal Risks and Uncertainties

Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity.

Russia is still developing the legal framework required to support a market economy. The following risk factors relating to the Russian legal system create uncertainties for investors. Many of these risks do not exist in countries with more developed market economies. The following is a non-exclusive list of risks associated with the legal and business decisions that RAO UES and the Gencos make:

- inconsistencies between and among federal laws, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;
- conflicting local, regional and federal rules and regulations;
- gaps in the regulatory structure due to delay or absence of implementing regulations;
- the lack of judicial independence from political, social and commercial forces;
- a high degree of influence of governmental authorities over court proceedings; and
- poorly developed bankruptcy procedures that are subject to abuse.

Furthermore, several fundamental laws have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of some laws in doubt and result in ambiguities, inconsistencies and anomalies. Moreover, courts in some instances have limited experience in interpreting, applying and enforcing new provisions of business and corporate law. Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect the Gencos' ability to enforce their rights under

their licenses and under their contracts, or to defend themselves against claims by others. There can be no assurance that regulators, judicial authorities or third parties will not challenge the Gencos' internal procedures and by-laws or their compliance with applicable laws, decrees and regulations.

The Spin-offs may require the adoption of additional legislation with respect to implementation of the specific procedures involved, without which the Spin-offs may not be successfully completed or may be subject to challenge.

Although based on the previous regulations of corporate reorganization, reorganizations in the form contemplated in the Spin-offs were allowed only by recent amendments to Federal Law on Joint Stock Companies No. 208-FZ, dated December 26, 1995 (the "Joint Stock Companies Law"), which were adopted in July 2006. This new method of reorganization has not yet been tested in practice. Moreover, the implementation of new reorganization rules and successful completion of the Spin-offs will require changes or clarifications to certain legislation and regulatory procedures related to the Spin-offs, including changes to certain rules of the FSFM and FAS. If such changes or clarifications are not adopted before the Reorganization Dates, there can be no assurance that the Spin-offs will occur in accordance with applicable laws and regulations and, if they occur, that regulators, judicial authorities or third parties will not challenge the Spin-offs or their compliance with applicable laws, decrees and regulations.

Some transactions between the Company and/or the Gencos and their respective interested parties may have required, or may require, the approval of disinterested members of the board of directors or disinterested shareholders.

Russian law requires a joint-stock company that enters into transactions with certain related persons that are referred to as "interested parties" to comply with special approval procedures. Under Russian law, an "interested party" means: (1) any member of the board of directors or the collegiate executive body of the company, (2) the chief executive officer of the company (including a managing organization or hired manager), (3) a shareholder who, together with its affiliates, owns at least 20% of the company's voting shares or (4) a person has the legal right to give mandatory instructions to the company, if any of the above listed persons, or a close relative or affiliate of such person, is, in each case:

- a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction;
- the owner of at least 20% of the issued shares (equity, stake) in a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction;
- a member of a governing body of a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction or an officer of the managing organization of such company; or
- in other cases stipulated by the company's charter.

Due to the way in which the Russian law on interested party transactions is drafted, the special approval procedures that apply to interested party transactions may apply to transactions between entities within a consolidated group, such as the RAO UES Group or the group formed by a Genco and its subsidiaries, even if such entities are directly or indirectly wholly owned by the same parent company. In these cases, as a practical matter, the RAO UES Group may not, in the past, have obtained, and the Gencos may not, following the Spin-offs, be able to obtain, the necessary approvals, which require a majority vote of the "independent disinterested directors" or of the "disinterested shareholders" for a particular transaction. The failure to obtain necessary approvals for transactions within the RAO UES Group or the Gencos could result in the invalidation of such transactions. To the extent any historical transaction within the RAO UES Group relates to the business or assets of the Gencos, invalidation of such a transaction could adversely affect the Gencos' businesses. In addition, to the extent the Gencos' transactions may be invalidated, such invalidation could have an adverse effect on the businesses of the Gencos.

In addition, the concept of "interested parties" is defined with reference to the concepts of "affiliated persons" and "group of persons," which are subject to many different interpretations under Russian law. Moreover, the provisions of Russian law defining which transactions must be approved as "interested party" transactions are subject to different interpretations. The Gencos cannot be certain that their (or the RAO UES Group's) compliance with these concepts will not be subject to challenge.

Findings of failure to comply with existing laws or regulations or the directives of government inspections, or the increased governmental regulation of the Gencos' operations, could result in substantial additional compliance costs or various sanctions which could materially adversely affect the Gencos' businesses, financial condition, results of operations and future prospects.

The Gencos' operations and properties will be subject to regulation by various government entities and agencies at both the federal and regional levels. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses and permits and in monitoring licensees' compliance with license terms. The Gencos have, in the past, been subject to fines or other penalties for non-compliance with tax, environmental, labor and other laws and regulations. Russian authorities have the right to, and frequently do, conduct periodic inspections of operations and properties of Russian companies throughout the year. Any such future inspections may conclude that the Gencos or their subsidiaries violated applicable laws, decrees or regulations.

Findings that the Gencos failed to comply with existing laws or regulations or directions resulting from government inspections may result in the imposition of fines, penalties or more severe sanctions, including the suspension, amendment or termination of the Gencos' or their subsidiaries' licenses or permits or in requirements that the Gencos cease certain business activities, or in criminal and administrative penalties being applied to the Gencos' officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of the Gencos' operations, could increase the Gencos' costs and materially adversely affect their business, financial condition and results of operations and future prospects.

Russian companies can be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law.

In certain cases, Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation or reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, in Russian corporate law, negative net assets calculated on the basis of Russian accounting standards as at the end of the second or any subsequent year of a company's operation, if not mitigated by a reduction of the share capital, can serve as a basis for a court to order the liquidation of the company, upon a claim by governmental authorities. Many Russian companies have negative net assets due to very low historical asset values reflected on their balance sheets under Russian accounting standards. The existence of such negative assets, however, may not accurately reflect their real ability to pay debts as they come due. Nonetheless, creditors have the right to accelerate claims, including damages claims, and governmental authorities may seek the liquidation of a company with negative assets. Weaknesses in the Russian legal system create an uncertain legal environment, which, on occasion, makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation of any of the Russian companies in which the Gencos may invest was to occur, this could lead to additional costs, which could materially adversely affect the financial position or prospects of the Gencos. If involuntary liquidation of the Gencos was to occur, investors would lose their entire investment in the Gencos.

The difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent the Gencos or investors in the Gencos from obtaining effective redress in a court proceeding, including any proceeding with respect to property rights, expropriation or nationalization, any of which could have a material adverse effect on the value of the Gencos' businesses and prospects.

The independence of the judicial system and its immunity from economic and political influences in Russia cannot be assured. The court system in Russia is understaffed and underfunded. Judges and courts sometimes lack significant experienced in the relevant area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can at times be slow or unjustifiably swift. Enforcement of court orders can, in practice, be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims or infighting. The Gencos may become subject to such claims and may not be able to receive a fair hearing. Also, court orders are not always enforced or followed by law enforcement agencies, and governmental officials may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes. As a result, the Gencos may not be able to obtain proper redress in the courts or enforce judgments in their favor.

Unlawful or arbitrary actions of governmental officials in Russia, including the possible invalidation of share issuances and registrations, could have a material adverse effect on the Gencos' businesses and the value of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs.

Governmental officials have a high degree of discretion in Russia and, at times, governmental officials act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law or influenced by political or commercial considerations. Moreover, governmental officials have the power under certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful, selective or arbitrary actions of governmental officials have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local governmental officials in Russia have also used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions often for political purposes. In this environment, the Gencos' competitors may receive preferential treatment from governmental officials, potentially giving them a competitive advantage over the Gencos.

Additionally, in 2003 and 2004, in Russia, officials of the Ministry for Taxes and Levies, the predecessor of the Federal Tax Service, took forceful measures against certain Russian companies' use of tax-optimization schemes. Press reports have speculated that these enforcement actions were selective and politically motivated. Unlawful or arbitrary action of governmental officials, if directed at the Gencos, could have a material adverse effect on the Gencos' businesses and on the value of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs.

Developing corporate and securities laws in Russia may limit the Gencos' ability to attract future investment.

The regulation and supervision of the securities market is considerably less advanced in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, whereas laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are not well developed. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. The regulations of these various authorities are not always coordinated and may be contradictory. These authorities include, in particular:

- the FSFM;
- the Ministry of Finance;

- the FAS;
- the CBR.

Due to this lack of coordination and consistency amongst the differing regulatory authorities, it is not always clear whether or how regulations, decisions or letters issued by a regulatory authority applies to the Gencos. As a result, despite their efforts at compliance the Gencos may be subject to fines or other enforcement measures.

Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect the Gencos' ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas can result in unforeseen delays in conducting securities offerings and in accessing the capital markets.

Because there is little minority shareholder protection in Russia, the ability of investors in the Gencos to bring, or recover in, an action against the Gencos will be limited.

Despite recent amendments to the Joint Stock Companies Law, which have improved certain aspects of minority shareholder protections, minority shareholders have somewhat of a limited ability under Russian law to protect their rights against majority shareholders. In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for certain corporate actions, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. While these protections are similar, for example, to the types of protections available to minority shareholders in U.S. corporations, in practice, corporate governance standards for many Russian companies have not always proven to be as rigorously applied as in Western companies, and minority shareholders in Russian companies have suffered losses due to abusive share dilutions, asset transfers and transfer pricing practices. Shareholders' meetings have been irregularly conducted, and shareholder resolutions have not always been respected by management. Shareholders of some companies have also suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

In addition, the supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders' meeting. Thus, controlling shareholders owning less than 75% of the issued and outstanding shares of a company may have a 75% or more voting power if some minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders' meeting, they are in a position to approve amendments to the charter of the company or significant transactions (including asset transfers), which could be prejudicial to the interests of minority shareholders. It is possible that the Gencos' majority shareholders and management in the future may not run the Gencos for the benefit of minority shareholders, and this could materially and adversely affect the value of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs.

Disclosure and reporting requirements, as well as anti-fraud legislation, have only recently been enacted in Russia. The concept of fiduciary duties of management or directors to their companies and shareholders is also relatively new and is not well developed in Russia. Violations of disclosure and reporting requirements or breaches of fiduciary duties to the Gencos or to their shareholders could materially adversely affect the value of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs.

While the Joint Stock Companies Law provides that shareholders owning not less than 1% of the company's stock may bring an action for damages to the company caused by that company's managers or directors, Russian courts to date do not have much experience with respect to such lawsuits. In Russia, there is no recognized practice of class action litigation. Accordingly, an investor's ability to pursue legal redress against the Gencos may be limited, reducing the protections available to the investor as a holder of the Genco Shares or, if the Regulation S GDR Facilities are created, the Genco GDSs.

Shareholder liability under Russian legislation could cause the Gencos to become liable for the obligations of their subsidiaries.

The Civil Code of the Russian Federation, the Joint Stock Companies Law, the Federal Law on Limited Liability Companies and the Federal Law on Insolvency (Bankruptcy) generally provide that shareholders in a Russian joint-stock company and members of a Russian limited liability company are not liable for the obligations of the joint-stock company and the limited liability company, respectively, and bear only the risk of the loss of their investment. This may not be the case, however, when one person or entity is capable of determining decisions made by another entity. The person or entity capable of determining such decisions is deemed an "effective parent". The entity whose decisions are capable of being so determined is deemed an "effective subsidiary". Under Russian legislation, such an effective parent bears joint and several responsibility for transactions concluded by its effective subsidiary in carrying out decisions if:

- such decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and
- the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or failure to act of the effective parent. This is the case no matter how the effective parent's ability to determine the decisions of the effective subsidiary arises. For example, liability could arise through ownership of voting securities or by contract. Accordingly, the Gencos could be liable in some cases for the debts of its consolidated subsidiaries. This liability, which is secondary in the case of the subsidiary's insolvency or bankruptcy and several with the liability of a subsidiary in the case of responsibility for transactions concluded by the subsidiary carrying out the Gencos' mandatory instructions, could have a material adverse effect on the Gencos' businesses, results of operations and financial condition.

Shareholder rights provisions under Russian law may impose additional costs on the Gencos, which could materially adversely affect the Gencos' financial condition and results of operations.

Russian law provides that shareholders that vote against or abstain from voting on certain matters have the right to sell their shares to the company at market value. The decisions that trigger this right to sell shares include:

- decisions with respect to a reorganization;
- the approval by shareholders of a "major transaction," which for this purpose, in general terms, is a transaction involving property worth more than 50% of the gross book value of the company's assets calculated according to RAS, regardless of whether the transaction is actually consummated; and
- the amendment of the company's charter, or adoption of a new version, in a manner that limits shareholder rights.

The Gencos' (or, as the case may be, the Gencos' subsidiaries') obligation to purchase shares in these circumstances is limited to 10% of the company's net assets calculated in accordance with RAS at the time the matter at issue is voted upon. Any such repurchases could have a material adverse effect on the Gencos' results of operations and financial condition.

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of the Genco Shares.

Ownership of Russian joint-stock company shares is determined by entries in a share register and is evidenced by extracts from that register, or, if the shares are held through a nominee or custodian, ownership is evidenced by entries in depo accounts with such nominee or custodian which, in turn, is registered in the share register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or it so elects, by licensed registrars located throughout Russia. Regulations have been issued regarding the licensing conditions for such registrars

and custodians, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars and custodians generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central share registration system in Russia, transactions in respect of a company's shares may be improperly or inaccurately recorded and share registration may be lost, whether through fraud, negligence, or oversight by registrars and custodians. This creates risks of loss not normally associated with investments in other securities markets. The registrars and custodians are likely incapable of compensating shareholders for registrar misconduct. Under Russian law, registrars bear liability only in case of their willful violation of procedures for keeping the share register. With respect to other breaches, liability is imposed either on the company or, if it is provided in the agreement between the company and its registrar, on the company and the registrar jointly. See "Description of RAO UES and Gencos Capital Stock" for a further discussion of the share registration system and registrars in the Russian Federation. Further, the Depositaries, under the terms of the respective Deposit Agreements, will not be liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares.

Russian tax legislation and regulations are complex, uncertain and often enforced in a manner that does not favor taxpayers. The Gencos therefore may be subject to greater than expected tax burdens that could materially adversely affect the Gencos' businesses and results of operations.

Russian tax law and practice is not as clearly established as that of more developed market economies and the practice of the Russian tax authorities may not always be in accordance with the law. The Russian tax authorities do not always apply the law evenly to all taxpayers, sometimes motivated by political reasons. It is possible that the current interpretation of the law or understanding of practice may change or, indeed, that the law may be changed with retroactive effect, even though legislation with retroactive effect that cause a deterioration in taxpayers' positions is generally prohibited.

Generally, taxes payable by Russian companies are substantial and numerous. Such taxes include, among others:

- income taxes;
- value-added tax ("VAT");
- transportation tax;
- excise taxes and import duties;
- land tax;
- unified social tax;
- water tax; and
- corporate property tax.

Historically, the tax environment in the Russian Federation has been complicated by the fact that various authorities have often issued contradictory or retroactive pieces of tax legislation. For example, tax laws are unclear with respect to the deductibility of certain expenses. As a result, the Gencos may have taken positions in the past which management considered at the time to be in compliance with then-current tax law, but such positions could be subject to challenge by tax authorities in the future. Despite efforts at compliance, such uncertainty potentially exposes the Gencos to the risk of significant fines, penalties and enforcement measures, and could result in a greater than expected tax burden.

There have recently been significant changes to the Russian taxation system. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation (the "Tax Code"), which sets general taxation guidelines. Since then, the Russian Federation has been in the process of replacing legislation regulating the application of major taxes, such as corporate income tax, VAT and corporate

property tax by adding new chapters to the Tax Code. For instance, new chapters of the Tax Code on VAT, unified social tax and personal income tax came into force on January 1, 2001; the profits tax and mineral extraction tax chapters came into force on January 1, 2002; and the corporate property tax chapter of the Tax Code came into force on January 1, 2004. Although, as of today the tax reforms have been completed to a wide extent, some significant changes may still be introduced to the Russian tax law. Thus, the Federal Law No. 137-FZ of July 27, 2006 introduced significant amendments to the Tax Code of the Russian Federation regarding the Russian tax administration system, which would become effective from January 1, 2007.

In practice, the Russian tax authorities often interpret the tax laws in a way that does not favor taxpayers, who often have to resort to court proceedings to defend their positions against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose individual fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years preceding the year in which an audit is carried out. Previous audits do not exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to revisit the results of tax audits conducted by subordinate tax inspectorates. In addition, in some instances, new tax regulations have been given retroactive effect. Recently, the Constitutional Court of the Russian Federation issued a decision that provides grounds for the tax authorities to disregard the statute of limitations in relation to claims for fines, penalties and interest on underpaid amounts of tax in circumstances where the taxpayer is deemed to provide inadequate cooperation during an audit. Since the term "inadequate cooperation" is not defined under Russian tax law, this decision potentially grants considerable discretion to the Russian tax authorities to disregard the statute of limitations in tax investigations.

The foregoing conditions create tax risks in the Russian Federation that are more significant than typically found in countries with more developed taxation, legislative and judicial systems, imposing additional burdens and costs on the Gencos' operations, including management resources. Further, these risks and uncertainties complicate the Gencos' tax planning and related business decisions, potentially exposing the Gencos to significant fines, penalties and enforcement measures, despite their best efforts at compliance, and could materially adversely affect the Gencos' businesses and the value of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs. See also "— Arbitrary government action may have a material adverse effect on the Gencos' businesses and the value of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs."

The financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of the Gencos' Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the profit or loss of any of that Genco's other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 9%, if distributed to Russian corporate residents, and 15%, if distributed to foreign residents. If the company that receives the intercompany dividend is Russian and itself pays a dividend to a Russian resident, the receiving company may offset the amount of withholding tax on the dividend it receives against the tax the receiving company is required to withhold on the dividend it pays to the Russian resident. These and other tax requirements impose additional burdens and costs on the Gencos' operations, including management resources.

The Gencos' accounting systems may not be as sophisticated or robust as those of companies organized in jurisdictions with a longer history of compliance with IFRS.

Certain Russian companies that have only recently adopted IFRS, including the Gencos, have not implemented accounting systems that are commonplace in countries with a longer history of IFRS reporting. As a result, the Gencos' consolidated financial statements require significant reprocessing to present financial data in accordance with IFRS, since Russian accounting standards differ significantly from IFRS.

As a result, the Gencos may lack a sufficient number of financial personnel with experience in the application and interpretation of IFRS; have limited experience exercising the judgment required by IFRS; have not fully developed and implemented the required methodologies for the preparation of IFRS financial statements, including the internal control frameworks, development methodologies or risk assessment activities on which they depend; and have limited familiarity with information technology and business process automation systems that facilitate the methodologies for the preparation of IFRS financial statements.

As a result, there is a risk that the Gencos' management of financial information may be less reliable than that of companies that have implemented these systems for a longer period, and the quality of decision making by the Gencos' senior management could be adversely affected by such limited experience with these systems.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact the Gencos' businesses and results of operations.

Russian transfer pricing rules give Russian tax authorities the right to control prices for transactions (i.e., to review, make transfer pricing adjustments and impose additional tax liabilities) between related entities and certain other types of transactions between independent parties (such as foreign trade transactions or transactions with significant price fluctuations). Special transfer pricing rules have been developed for operations with securities and derivative instruments. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for their interpretation to the discretion of the Russian tax authorities and arbitration courts, and their use in politically motivated investigations and prosecutions. Moreover, in the event that a transfer pricing adjustment is assessed by Russian tax authorities, the Russian transfer pricing rules do not provide for an offsetting adjustment to the related counterparty in the transaction that is subject to adjustment. Due to the uncertainties in the interpretation of transfer pricing legislation, the tax authorities may challenge the prices of certain Gencos' transactions and propose adjustments. If such price adjustments relate to the Gencos or their Subsidiaries and are upheld by the Russian arbitration courts and implemented, the Gencos' results of operations could be materially adversely affected. In addition, the Gencos could face significant losses associated with the assessed amount of prior underpaid taxes and related interest and penalties, which could have a material adverse effect on the Gencos' financial condition and results of operations.

Recourse against the Gencos and their directors and senior management may be limited because the Gencos generally conduct their operations outside the United States and the United Kingdom and all of the Gencos' current directors and senior management reside outside the United States and the United Kingdom.

The Gencos are incorporated under the laws of the Russian Federation. Judgments rendered by a court in any jurisdiction outside the Russian Federation will generally be recognized by courts in the Russian Federation only if an international treaty providing for recognition and enforcement of judgments in civil or commercial cases exists between the Russian Federation and the country where the judgment is rendered and/or a federal law is adopted in Russia providing for the recognition and enforcement of foreign court judgments. There is no treaty between the United States and the Russian Federation or the United Kingdom and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters, and no relevant federal law on enforcement of foreign court judgments has been adopted in the Russian Federation. These limitations may deprive investors of effective legal recourse for claims related to the Genco Shares or Genco GDSs.

In addition, all or substantially all of the Gencos' current directors and members of their senior management reside outside the United States and the United Kingdom, principally in the Russian Federation. All or a substantial portion of the Gencos' assets and the assets of their current directors and senior management are located outside the United States and the United Kingdom, principally in the Russian Federation. As a result, it may not be possible to effect service of process within the United States or the United Kingdom upon the Gencos or their directors and members of senior management, or to enforce U.S. or U.K. court judgments obtained against the Gencos or their directors and members of senior management in jurisdictions outside the United States and the United Kingdom, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for holders of Genco Shares or Genco GDSs to enforce, in original actions

brought in courts in jurisdictions outside the United States and the United Kingdom, liabilities predicated upon U.S. or U.K. securities laws.

Risks Relating to the Genco Shares, the Genco GDSs and the Trading Market

The Spin-offs described herein will not occur if the FSFM refuses to register a small number of additional Genco Shares to be issued in order to avoid the creation of fractional shares in the Spin-offs.

The method of distribution of Genco Shares in the Spin-offs involves distribution ratios which could lead to RAO UES shareholders receiving fractional Genco Shares. To avoid this situation, it is currently contemplated that each Genco will issue a small number of additional Genco Shares (up to 0.003% of the total current share capital of OGK-5 and up to 0.0001% of the total current share capital of TGK-5). Such newly-issued Genco Shares will need to be registered with the FSFM before the applicable Reorganization Date. If the FSFM refuses to register such Genco Shares, the respective Spin-offs described herein will not occur. In addition, after the Reorganization Date a placement report with respect to the newly-issued Genco Shares will have to be registered with the FSFM. If the FSFM does not register such placement reports, the Spin-offs may be invalidated, and in any event until the date such placement reports are registered (which is not expected to occur until approximately 35 calendar days after the applicable Reorganization Date), the newly-issued Genco Shares distributed to holders to avoid the creation of fractional shares may not be sold or otherwise transferred by their holders. See "— Capital Structure of each Genco".

The market price of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs, may fluctuate widely in response to different factors.

The market price of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs, may not wholly or mainly reflect the actual value of the Gencos, but may also be subject to wide fluctuations in response to many factors (some of which are beyond the Gencos' control), including variations in the operating results of the Gencos, divergence in financial results from stock market expectations, changes in earnings, estimates by analysts, a perception that other market sectors may have higher growth prospects, general economic conditions, legislative changes in the Gencos' sector and other events and factors outside the Gencos' control. The market value of a Genco Share and, if the Regulation S GDR Facilities are created, the Genco GDSs, may vary considerably from its underlying net asset value.

In addition, stock markets have from time to time experienced extreme price and volume volatility which, in addition to general economic and political conditions, could adversely affect the market price for the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs. If an active trading market is not developed or maintained, the liquidity and trading price of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs, would be adversely affected.

The Depositaries may not be able to sell the Genco Shares that would have been distributed to RAO UES DS holders that fail to certify that they are Non-U.S. ADS Holders or Non-U.S. GDS Holders, as the case may be, or may only be able to sell such Genco Shares at a discount to the prevailing market price and may not be able to distribute the net proceeds to the respective RAO UES DS holders.

In order to comply with applicable U.S. securities laws, any holder of RAO UES DSs who does not provide the relevant Depositary with a certification that such holder is a Non-U.S. ADS Holder or Non-U.S. GDS Holder, as the case may be, will not be able to receive Genco Shares or Genco GDSs. It is anticipated that such holders will be entitled to receive cash from the net proceeds of sale of those Genco Shares, net of fees and charges of, and expenses incurred by, each Depositary in effecting such distribution, including, but not limited to, any costs of conversion, taxes or governmental charges with respect to such distribution.

There is only a limited market currently for the Genco Shares, which may require the Depositaries to sell the Genco Shares at a discount to the prevailing market price in order to effect the sale of such Genco Shares. No assurance can be given as to the amount of cash, if any, that such RAO UES DS holders will receive from the net proceeds of such sales. The sale of the Genco Shares, if effected, will also be subject to foreign exchange

risks and other costs that will reduce the net proceeds available for delivery to the relevant RAO UES DS holders. There can be no assurance that the sale of the Genco Shares by the Depositaries will be successful, that any net proceeds will be delivered to the relevant RAO UES DS holders or that, if net proceeds are delivered, the amount thereof will reflect the market value of those Genco Shares.

There can be no assurance that the sale of the Genco Shares by the Depositaries will be successful, that any net proceeds will be delivered to the relevant RAO UES DS holders or that, if net proceeds are delivered, that the amount thereof will reflect the market value of those Genco Shares; the Gencos may not obtain approval from the FSFM for the placement of the Genco Shares outside the Russian Federation; the Regulation S GDR Facilities may not be established; and absent an available exemption from registration or public offer requirements under applicable law, it may not be possible to distribute the Genco Shares to RAO UES shareholders and RAO UES DS holders residing outside the Russian Federation.

Russian law requires prior approval of the FSFM for any placement of securities by a Russian issuer (such as the Gencos) outside the Russian Federation, or circulation of such securities outside the Russian Federation. The approval may be granted if the issuer meets certain conditions, including that (1) the underlying securities are registered with the FSFM and are listed on a licensed stock exchange in Russia, (2) the number of shares of the class that are proposed to be placed or circulated abroad does not exceed 70% of the shares to be offered (this requirement to be applied only in the event of a share offering for consideration, which is not the case in the Spin-offs) or 35% of all the issued and outstanding shares of such class and (3) the agreement pursuant to which foreign securities (such as depositary receipts) are placed provides that the underlying Russian shares can only be voted in accordance with the instructions of foreign security holders. There can be no assurance that TGK-5 will obtain or that either Genco will be able to maintain a listing on a Russian stock exchange to obtain the required FSFM approval or that the Gencos will otherwise be able to obtain such FSFM approvals.

RAO UES DS holders who receive cash from the net proceeds of the sale of Genco Shares by the Depositaries may be exposed to exchange rate risks and other costs and risks of converting and repatriating such net proceeds.

The Depositaries may receive the proceeds of any sale of Genco Shares in a currency other than USD. If at any time either Depositary shall determine that in its reasonable judgment the conversion of any foreign currency and the transfer and distribution of proceeds of such conversion received it is not practicable or lawful, or if any approval or license of any governmental authority or agency thereof that is required for such conversion, transfer or distribution is denied or, in the reasonable opinion of such Depositary, not obtainable at a reasonable cost or within a reasonable period, such Depositary may, in its discretion, (i) make such conversion and distribution in foreign currency to the RAO UES DS holders for whom such conversion, transfer and distribution is lawful and practicable, (ii) distribute the foreign currency (or an appropriate document evidencing the right to receive such Foreign Currency) to RAO UES DS holders for whom this is lawful and practicable, and (iii) hold (or cause the Custodian to hold) such foreign currency (without liability for interest thereon) for the respective accounts of, the RAO UES DS holders entitled to receive the same.

The Depositaries shall not be responsible for (i) any failure to determine that it may be lawful or practicable to make the net proceeds of the sale of Genco Shares available to RAO UES DS holders in general or any RAO UES DS holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with sale of the Genco Shares, or (iii) their inability to distribute the net proceeds, or the amount that will be distributed as such net proceeds.

The Regulation S GDR Facility may not be established until 90 calendar days after the applicable Reorganization Date, if at all, and the Genco GDSs may not be distributed until 90 calendar days after the Reorganization Date of the relevant Genco, if at all.

The Reorganization Dates are currently expected to occur at the end of 2007. From each such date, the RAO UES Shares will no longer reflect the value of the relevant Genco. RAO UES DS holders who are entitled to receive Genco GDSs upon the establishment of a Regulation S GDR Facility will not receive Genco GDSs

until the establishment of the Regulation S GDR Facility, which may not be established until 90 calendar days after the applicable Reorganization Date, if at all. Thus, Non-U.S. ADS Holders and Non-U.S. GDS Holders will not be able to receive Genco GDSs until the Regulation S GDR Facility is established. Until the establishment of the Regulation S GDR Facility, if any, there will be no market for the Genco GDSs and they will not be tradable.

If a Regulation S GDR Facility is not established for either OGK-5 or TGK-5 until 90 calendar days after the applicable Reorganization Date, UES DS holders who do not provide details to the UES ADR Depositary of a Russian securities account within 14 calendar days after the Reorganization Date, or do not certify that they are Non-U.S. ADS Holders or Non-U.S. GDS Holders will, in lieu of OGK-5 Shares or TGK-5 Shares, respectively, be entitled to receive cash from the net proceeds of sale of those Genco Shares, upon the payment of fees and charges of, and expenses incurred by, the UES ADR Depositary in effecting such distribution, including, but not limited to, any costs of conversion, taxes or governmental charges with respect to such distribution. No assurance can be given as to the amount of cash, if any, that such UES DS holders will receive from the net proceeds of such sales.

The UES ADR Depositary shall not be responsible for (i) any failure to determine that it may be lawful or practicable to make the net proceeds of the sale of Genco Shares available to UES DS holders in general or any UES DS holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with sale of the Genco Shares, or (iii) their inability to distribute the net proceeds, or the amount that will be distributed as such net proceeds.

There may only be a limited trading market for the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs.

TGK-5 is currently expected to apply for listing on one or more Russian stock exchanges before its Reorganization Date. There can be no assurance that TGK-5 will qualify for a listing on a Russian stock exchange. In addition, if the Regulation S GDR Facilities are established, it is currently intended that the Genco GDSs would be tradable over-the-counter in Western Europe. An active public market may not develop or be sustained after the distribution of the Genco Shares in the Spin-offs and, if the Regulation S GDR Facilities are created, the Genco GDSs. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. If a liquid trading market for the Genco Shares and the Genco GDSs does not develop, the price of the Genco Shares and the Genco GDSs may become more volatile and it may be more difficult to complete a buy or sell order for the Genco Shares and the Genco GDSs.

The trading prices of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs, may be subject to wide fluctuations in response to a number of factors, including:

- variations in the Gencos' operating results and those of other electricity and heat generating companies, as well as other Russian companies;
- variations in national and industry growth rates;
- actual or anticipated announcements of technical innovations by the Gencos or their competitors;
- changes in governmental legislation or regulation;
- general economic conditions within the Gencos' business sector or in Russia; or
- extreme price and volume fluctuations on the Russian or other emerging market stock exchanges.

Russian law stipulates that no more than 35% of a company's issued and outstanding shares of any class may be held in the form of depositary receipts and, as a result of this limitation, a price differential may develop between the Genco GDSs and the Genco Shares.

In addition, the Russian stock markets have experienced extreme price and volume fluctuations. These market fluctuations could adversely affect the value of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs.

Major shareholders of the Gencos will be able to influence the Gencos and their interests may conflict with those of other holders of the Genco Shares or, if the Regulation S GDR Facilities are created, the Genco GDSs.

Following the Spin-offs, the Russian Federation, through its controlling stake in RAO UES, will hold a blocking stake (i.e., a level of shareholding allowing it to block specified actions) of Genco Shares with respect to each of OGK-5 and TGK-5. Moreover, it is currently expected that, before the Reorganization Date of OGK-5, RAO UES will sell to a strategic investor a number of its shares in OGK-5 that are not to be spun-off in the Spin-offs equal to not less than 25% of the share capital in OGK-5 (also achieving a blocking stake). These major shareholders will be able to influence the Gencos' principal decisions significantly. The interests of such major shareholders could conflict with those of other holders of Genco Shares and, if the Regulation S GDR Facilities are created, Genco GDSs, which could adversely affect investments in the Genco Shares or Genco GDSs.

Following the Spin-offs, RAO UES DS holders may not be able to deposit Genco Shares in the relevant depositary receipt program in order to receive Genco GDSs.

Under Russian securities regulations, no more than 70% of the shares to be offered or 35% of a Russian company's shares may be circulated abroad through depositary receipt programs. Before or as soon as reasonably practicable after the applicable Reorganization Date, each Genco will apply to the FSFM for approval for up to 35% of its shares to be circulated abroad through depositary receipt programs.

Further, under Russian corporate law, a person that has acquired more than 30% of an open stock company's ordinary shares and voting preferred shares (including, for such purposes, the shares already owned by such person and its affiliates) will, except in certain limited circumstances (such as a reorganization, including a spin-off), be required to make, within 35 calendar days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at the price determined based on the weighted average market price of the shares over the six month period before the filing of the offer with the FSFM as described below, if the shares are publicly traded, or on the price supplied by an independent appraiser if the shares have no or insufficient trading history. The public tender offer price may not be less than the highest price at which the offeror or its affiliated persons purchased or undertook to purchase the relevant securities over the six month period before the offer was sent to the company. From the moment of acquisition of more than 30% (or 50% and 75% in cases referred to in the next sentence) of the shares until the date the offer was sent to the company, the person making the offer and its affiliates will be able to register for quorum purposes and vote only 30% of the company's ordinary shares and voting preferred shares (regardless of the size of their actual holdings). These rules also apply to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company's outstanding ordinary shares and voting preferred shares. See "Description of RAO UES and Gencos Capital Stock — Anti-Takeover Protection and Buy-out Procedures".

Under Russian law, a Depositary may be considered the owner of the shares underlying the DSs, and as such may be subject to the mandatory public tender offer rules described in the preceding paragraph. Moreover, in a letter to one of the Depositaries in July 2006, the FSFM took the general position that the mandatory public tender offer rules do apply to a depositary bank. Accordingly, the Genco deposit agreements will impose a limit of 29.99% of the Genco Shares in the DS programs maintained by each Depositary.

In addition, under Russian anti-monopoly legislation, transactions exceeding a certain amount, involving companies with a combined value of the assets under Russian accounting standards that exceeds a certain threshold or companies registered as having more than a 35% share of a certain commodity market, and which would result in a shareholder (or a group of affiliated shareholders) holding more than 25, 50 or 75% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount, must be approved in advance by the FAS. The RAO UES ADR Depositary has received general interpretive guidance from FAS that the RAO UES ADR Depositary need not obtain the approval referred to in the preceding sentence in connection with depositary receipt programs such as the Genco depositary receipt program. If the percentage of shares of any Genco held by the

RAO UES ADR Depositary exceeds a threshold such as described above, and the FAS rescinds or disregards this interpretation and determines that the RAO UES ADR Depositary should have obtained such approval but did not, the RAO UES ADR Depositary may have to obtain such approval.

Generally, whenever a Depositary believes that the shares of a Genco deposited with it against issuance of DSs (together with any other securities of the Genco deposited with it against the issuance of depositary receipts and any other securities of the Genco held by itself and its affiliates for its or their proprietary accounts or as to which it or they exercise voting and investment power) represent (or, upon accepting any additional shares for deposit, would represent) such percentage as exceeds any threshold or limit established by any applicable law, directive, regulation or permit, or satisfies any condition for making any filing, application, notification or registration or obtaining any approval, license or permit under any applicable law, directive or regulation, or taking any other action, it may (i) close its books to deposits of additional shares in order to prevent such thresholds from being exceeded or conditions being satisfied or (ii) take such steps as are, in its opinion, necessary or desirable to remedy the consequences of such thresholds being exceeded or conditions being satisfied and to comply with any such law, directive or regulation, including, without limitation, causing pro rata cancellation of DSs issued against the shares of the Genco and withdrawal of the shares from the depositary receipt program to the extent necessary or desirable to so comply.

Without limiting the generality of the foregoing paragraph, a Depositary shall have recourse to the remedies described therein at any time under the following circumstances even if the 35% aggregate limitation on the DS programs established by the Russian Securities Market Law, or any lower limit set by the FSFM, has not been violated:

- In the absence of an approval or waiver or appropriate interpretive guidance from FAS, if such Depositary believes that the shares deposited with it against issuance of DSs, together with any of RAO UES' other securities which have been deposited with the Depositary against issuance of other depositary receipts, represent in the aggregate more than 24.99% of either outstanding equity securities in RAO UES of all classes or types or the voting rights of all holders of the Gencos' securities.
- If the Depositary believes that the shares of any Genco deposited with it against issuance of DSs, together with any of other securities of the Genco which have been deposited with the Depositary against issuance of other depositary receipts, represent in the aggregate 29.99% of the Gencos' outstanding shares. See "Description of RAO UES and Gencos Capital Stock — Anti-Takeover Protection and Buy-out Procedures" for additional information about how anti-takeover rules may impact the Depositary and the Gencos' DS programs in this regard.

In considering whether any threshold has been reached or exceeded, the Depositary may, in addition to shares deposited with it against the issuance of DSs and other of RAO UES' securities deposited with it against issuance of other depositary receipts, take into consideration shares or RAO UES' other securities held by it and its affiliates for its or their proprietary accounts or as to which it or they exercise voting or investment power.

Investors in the Gencos may be unable to or be delayed in repatriating their earnings from distributions made on the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs.

In its Information Letter of March 31, 2005 No. 31, the CBR declared that, for currency control purposes, Russian companies may pay dividends in foreign currency to their shareholders who are not Russian residents. However, there can be no assurance that this declaration will not be reversed in the future. If Russian companies were again required, as they were in the past, to pay all dividends on ordinary shares in rubles, current Russian legislation permits such ruble funds to be converted into U.S. dollars by the Depositaries without restriction.

The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing, albeit limited, market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, further development of such markets is uncertain. At present, there is no market for the conversion of rubles

into foreign currencies outside of Russia and no viable market in which to hedge ruble- and ruble-denominated investments. See "— There can be no assurance that the sale of the Genco Shares by the Depositaries will be successful, that any net proceeds will be delivered to the relevant RAO UES DS holders or that, if net proceeds are delivered, that the amount thereof will reflect the market value of those Genco Shares; the Gencos may not obtain approval from the FSFM for the placement of the Genco Shares outside the Russian Federation; the Regulation S GDR Facilities may not be established; and absent an available exemption from registration or public offer requirements under applicable law, it may not be possible to distribute the Genco Shares to RAO UES shareholders and RAO UES DS holders residing outside the Russian Federation."

Future sales of the Genco Shares or the Genco GDSs may affect the market price of the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs.

Sales, or the possibility of sales, of substantial numbers of the Genco Shares or the Genco GDSs in the public markets, including the Russian stock market, following the Reorganization Date could have an adverse effect on the trading prices of the Genco Shares or could affect the Gencos' ability to obtain further capital through an offering of equity securities. Subsequent equity offerings by the Gencos, if any, may reduce the percentage ownership of holders of Genco Shares. Moreover, newly issued preferred shares of the Gencos may have rights, preferences or privileges senior to those of the Genco Shares.

Due to the limits imposed by Russian legislation on the overall number of Genco Shares that would be allowed to circulate abroad in the form of depositary receipts, a public offering by either Genco of additional depositary receipts would have the effect of restricting or altogether preventing further deposits of shares in that Genco in the applicable Regulation S GDR Facility. Deposits of Genco Shares in the Regulation S GDR Facilities by existing Genco shareholders may have the same effect, whether a Regulation S GDR Facility is established before or after the applicable Reorganization Date. See "— Following the Spin-offs, RAO UES DS holders may not be able to deposit Genco Shares in the relevant depositary receipt program in order to receive Genco GDSs."

Capital gains from the sale of the Genco Shares or, if the Regulation S GDR Facilities are created, the Genco GDSs, may be subject to Russian income tax.

The tax treatment of the income from the sale of Russian entities' shares or GDSs varies depending on whether the shares are sold by a foreign legal entity or organization or a foreign individual.

Under existing Russian tax law, the income of a foreign legal entity generated from the sale of shares or GDSs in Russian entities is subject to withholding tax if more than 50 percent of the assets owned by the entity whose shares are being sold are comprised of immovable property located in the Russian Federation. If more than 50 percent of the Gencos' assets were to consist of immovable property located in the Russian Federation, the proceeds received from the sale of the Genco Shares or Genco GDSs by non-resident shareholders that are legal entities or organizations should be subject to Russian withholding tax at the rate of 20% on gross proceeds from sale of shares or at the rate of 24 percent on the capital gains realized from the sale, being difference between the sales price and the acquisition cost of the shares or GDSs. Such tax should be declared and paid to the Russian budget by the non-resident holder where the proceeds from the sale or disposal of the shares or GDSs are not received from Russian sources (although there is no guidance in the current tax legislation to how this tax should be declared and paid by a foreign legal entity or organization having no presence in Russia), or to be withheld and remitted to the budget by a tax agent where the proceeds are received from Russian sources.

The relevant legislation does not contain a similar provision relating to personal income tax. Any income from the sale of the Genco Shares or Genco GDSs by a tax non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at the rate of 30% of the gain (gross proceeds less any available cost deduction, including the original purchase price) if the proceeds from the sale, exchange or disposal of the shares are received from a source within Russia. In the absence of a clear definition of what constitutes

income from sources within Russia in the case of the sale of securities, there is a risk that income from the disposal of Russian securities (shares) may be considered as received from a Russian source.

A number of the existing double tax treaties concluded by the Russian Federation provide for the exemption of the above capital gains from Russian taxation. However, the procedure of advance exemption under applicable treaty provisions is relatively undeveloped in the case of non-resident individuals, and obtaining subsequent tax refunds may be time-consuming and can involve considerable practical difficulties.

Investments in Russian securities may, under certain conditions, be subject to income tax withholding, thereby reducing their value.

The tax treatment of the income from the sale of Russian entities' shares varies depending on whether the shares are sold by a foreign legal entity or organization or a foreign individual.

Under existing Russian tax law, the income of a foreign legal entity generated from the sale of shares in Russian entities is subject to withholding tax if more than 50 percent of the assets owned by the entity whose shares are being sold are comprised of immovable property located in the Russian Federation. If more than 50 percent of either of the Gencos' assets were to consist of immovable property located in the Russian Federation, the proceeds received from the sale of shares in such Genco by non-resident shareholders that are legal entities or organizations will be subject to Russian withholding tax at the rate of 20 percent on gross proceeds from the sale of shares or at the rate of 24 percent on capital gains realized from the sale, being the difference between the sales price and the acquisition cost of the shares, whereas such tax should be declared and paid to the Russian budget by the non-resident holder where the proceeds from the sale or disposal of the shares are not received from Russian sources (although there is no guidance in the current tax legislation as to how this tax should be declared and paid by a foreign legal entity or organization having no presence in Russia), or to be withheld and remitted to the budget by a tax agent where the proceeds are received from Russian sources.

The relevant legislation does not contain a similar provision relating to personal income tax. Any income from the sale of Genco Shares by a tax non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30 percent of the gain (gross proceeds less any available cost deduction, including the original purchase price) if the proceeds from a sale, exchange or disposal of the shares are received from a source within Russia. In the absence of a clear definition of what constitutes income from sources within Russia in the case of the sale of securities, there is a risk that income from the disposal of Russian securities may be considered as received from a Russian source. However, in practice, management is not aware that the tax authorities seek to impose tax when the sale is transacted outside of Russia by non-residents.

A number of the existing double tax treaties concluded by the Russian Federation provide for the exemption of the above capital gains from Russian taxation. However, the procedure of advance exemption under applicable treaty provisions is relatively undeveloped in the case of non-resident individuals, and obtaining subsequent tax refunds may be time consuming and can involve considerable practicable difficulties. The value of the Genco Shares could be adversely affected by any of these adverse tax consequences. See also "Certain Tax Consequences".

The Genco Shares may be de-listed from the RTS or the MICEX, the FSFM permission for the Regulation S GDR Facilities may be revoked, and the Regulation S GDR Facilities may have to be terminated.

The OGK-5 Shares are listed and traded on both the RTS and the MICEX, and it is currently expected that the TGK-5 Shares will also be listed and traded on one or both exchanges. In accordance with the current listing rules enacted by the decree of FSFM No. 04-1245/pz-n dated December 15, 2004, either of the Genco Shares may be de-listed from a stock exchange if, among other reasons, the Genco Shares do not comply with the listing requirements, the relevant Genco is not in compliance with the listing requirements, securities legislation or FSFM regulations, or the relevant Genco has suffered losses over two of the last three

years. In the event of de-listing of the Genco Shares from the RTS or the MICEX, the liquidity and/or trading price of the Genco Shares may be materially adversely affected.

Although a Russian stock exchange listing is a condition to the issuance by FSFM of approval for circulation of shares in the form of depositary receipts, Russian securities law and regulations are silent as to whether a de-listing constitutes grounds for revocation of the FSFM approval for the depositary circulation of shares in the form of depositary receipts. While RAO UES is not aware of any other Russian issuer that has been de-listed on such grounds or has had its FSFM approval revoked due to de-listing, the absence of an express provision in this regard in the Russian securities regulatory regime creates uncertainty as to whether a de-listing, for example, due to failure to comply with corporate governance requirements, may have such consequences. A Russian stock exchange de-listing and/or an FSFM approval revocation would have a material adverse effect on the value of Genco Shares or Genco GDSs.

If the Regulation S GDR Facilities are established, Genco GDS holders may not be able to benefit from double tax treaties.

In accordance with Russian legislation, dividends paid to a non-resident holder of Russian ordinary shares, such as the Genco Shares, including the Genco Shares represented by the Genco GDSs, generally will be subject to Russian withholding tax at a rate of 15% for legal entities and organizations and at a rate of 30% for individuals. This tax may be reduced to a minimum of 5-10% under double tax treaty for U.S. holders entitled to treaty benefits and to 10% under the United Kingdom — Russia double tax treaty for U.K. holders entitled to treaty benefits. However, the Russian tax rules applicable to depositary receipt holders are characterized by significant uncertainties and, until recently, by an absence of interpretive guidance. In 2005 and again in 2006, the Russian Ministry of Finance issued a number of private clarifications that depositary receipt holders (rather than depositaries) should be treated as the beneficial owners of the underlying shares for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that beneficial ownership rights and tax residencies of the depositary receipt holders are duly confirmed. However, in the absence of any interpretative guidance on the beneficial ownership concept in Russia and because of the fact that the depositary is the legal owner of the shares under Russian law, it is unclear how the Russian tax authorities will ultimately treat depositary receipt holders in this regard. In view of the foregoing, the Gencos may adopt a conservative approach of withholding tax at higher rates when paying dividends to holders of the Genco GDSs and U.S. and U.K. holders of Genco GDSs may be unable to benefit from the relevant income tax treaties. See "Certain Tax Consequences — Russian tax consequences for RAO UES' shareholders" for further details.

Because, with respect to each Genco, the Genco GDR Depositary, if the Regulation S GDR Facility is created, may be considered the beneficial holder of the Genco Shares underlying the Genco GDSs, these Genco Shares may be seized, or the trading of such shares frozen, in legal proceedings in Russia against the Genco GDR Depositary.

If the Regulation S GDR Facilities are established, it is possible that, since Russian law may not recognize holders of Genco GDSs as beneficial owners of the underlying Genco Shares, holders of Genco GDSs could lose all their rights to those Genco Shares if the Genco GDR Depositary's assets in Russia are seized, or the transfer of such assets frozen, in which case, holders of Genco GDSs would lose their entire investment in the Genco GDSs.

Russian law may treat the Genco GDR Depositary as the beneficial owner of the Genco Shares underlying the Genco GDSs. This contradicts the way other jurisdictions treat DSs. In the United States, for instance, although shares may be held in a depositary's name or to its order, making it a "legal" owner of the shares, the holders of ADRs are the "beneficial," or real owners. In U.S. courts, an action against a depositary would not result in the beneficial owners of DSs losing their rights to the underlying shares. Russian law may not make the same distinction between legal and beneficial ownership, and it may only recognize the rights of the depositary in whose name the shares are held. Thus, in proceedings brought against any Depositary, whether or not related to the Genco Shares represented by the Genco GDSs, Russian courts may treat those underlying Genco Shares as the assets of the Depositary, open to seizure or arrest. In the past, a lawsuit was

filed against a depositary bank seeking the attachment of various Russian companies' shares represented by GDRs issued by that depositary. In the event that this type of suit were to be brought and successful against a Depositary, and the Genco Shares represented by the Genco GDSs were to be seized or arrested, the holders of DSs involved would lose their rights to such underlying Genco Shares and their entire investment in the Genco GDSs.

If the Regulation S GDR Facilities are established, the voting rights of Genco GDS holders with respect to the Genco Shares represented by the Genco GDSs will be limited by the terms of the Gencos' deposit agreements for the Genco GDSs and relevant requirements of Russian law.

If the Regulation S GDR Facilities are established, Genco GDS holders will have no direct voting rights with respect to the Genco Shares represented by the Genco GDSs. Genco GDS holders will be able to exercise voting rights with respect to the Genco Shares represented by the Genco GDSs only in accordance with the provisions of the Gencos' deposit agreement relating to the Genco GDSs (the voting provisions of which are expected to be in conformity with mandatory requirements of applicable Russian law and generally similar to those in the RAO UES GDRs) and relevant requirements of Russian law. There are, therefore, practical limitations on the ability of Genco GDS holders to exercise their voting rights due to the additional procedural steps involved in communicating with Genco GDS holders. For example, the Joint Stock Companies Law will require the Gencos to notify holders of Genco Shares at least 30 calendar days in advance of any meeting and at least 70 calendar days in advance of an extraordinary meeting relating to any election of directors. The shareholders of Genco Shares will receive notice directly from the Gencos and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

Genco GDS holders, by comparison, will not receive notice directly from the Gencos. Rather, in accordance with the deposit agreement, the Gencos will provide the notice to the relevant depositary. The depositary will undertake, in turn, as soon as reasonably practicable thereafter, if requested by the Gencos in writing in a timely manner and at the Gencos' expense and provided there are no applicable legal or stock exchange prohibitions thereon, to mail to Genco GDS holders notice of such meeting, copies of voting materials (if and as received by the Gencos' Depositary from the Gencos') and a statement as to the manner in which instructions may be given to the Gencos' Depositary by the Genco GDS holders. To exercise their voting rights, Genco GDS holders must then instruct the appropriate depositary how to vote the Genco Shares represented by the Genco GDSs which they hold. Because of this additional procedural step involving the depositary, the process for exercising voting rights may take longer for Genco GDS holders than for holders of the Genco Shares, and the Gencos will not be able to assure Genco GDS holders that they will receive voting materials in time to enable them to return voting instructions to the appropriate depositary in a timely manner. Genco GDSs for which either the Genco ADR Depositary or Genco GDR Depositary, as applicable, does not receive timely voting instructions will not be voted.

In addition, although Russian securities regulations currently expressly permit depositaries under depositary programs to split the votes with respect to the shares underlying depositary receipts in accordance with instructions from those holders of depositary receipts, they also contain provisions that could be interpreted as prohibiting the depositaries under depositary programs from doing so. Given such inconsistencies and the absence of developed case law on the application of such regulations, the Depositaries may choose to refrain from voting at all unless they receive instructions from all holders of Genco GDSs to vote the shares in the same manner. There is also a risk that the vote of the Depositaries could be deemed invalid if they split the votes with respect to the shares in accordance with the differing instructions received from holders of DSs. Genco GDS holders may thus have significant difficulty in exercising voting rights with respect to the Genco Shares underlying the Genco GDSs. There can be no assurance that holders and beneficial owners of Genco GDSs will (1) receive notice of shareholders' meetings to enable the timely return of voting instructions to the respective depositary, (2) receive notice to enable the timely cancellation of Genco GDSs in respect of shareholder actions or (3) be given the benefit of dissenting or shareholders' rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

The Depositaries are only required to execute the voting instructions of the holders of DSs insofar as practicable. In practice, holders of DSs may not be able to instruct the Depositary to (1) vote the shares represented by their DSs on a cumulative basis, (2) introduce proposals for the agenda of shareholders' meetings or request that a shareholders' meeting be called or (3) nominate candidates to the Board of Directors or Audit Commission of RAO UES or any of the Gencos. If DS holders wish to take such actions, they must timely request that their DSs be cancelled and take delivery of the shares and thus become the owner of the shares on the Genco share registers. In addition, DS holders' ability to exercise the rights of dissenting or abstaining shareholders to have the UES Shares underlying their DSs redeemed will be subject to compliance with applicable laws.

The rights of the Gencos' shareholders, the reporting and disclosure requirements to which the Gencos will be subject differ significantly from those applicable to comparable companies which are listed in other jurisdictions.

The Gencos' corporate affairs will be governed by their charters, by internal regulations and by laws governing companies incorporated in Russia. The rights of shareholders and the responsibilities of members of the Gencos' Boards of Directors under Russian law will be different from, and may be subject to certain requirements not generally applicable to, companies organized in other jurisdictions.

In accordance with Russian legislation applicable to securities issuers, the Gencos will be required to file quarterly reports with the FSFM within 45 calendar days after the end of the relevant quarter and to provide certain other information about the Gencos, their management, subsidiaries and affiliates, and selected financial and business information (such as litigation and quarterly financial statements prepared in accordance with RAS). In general, however, there will be less publicly available information about the Gencos than there is normally available for comparable companies in, for example, the United States.

INDICATIVE TIMETABLE

The following timetable identifies the key dates and time periods for the implementation of the Spin-offs, assuming that the Spin-offs are approved. This timetable has been prepared based on the best estimates of the Company's management of when the following events will occur. The dates in the timetable are indicative only. There can be no assurance that these events will occur or that the timing of these events will be as described below. Significant delays may be caused by the granting of regulatory consents, actions by third persons, changes to Russian law or due to other circumstances.

Date	Event
September 22, 2006	Meeting of the Board of Directors of RAO UES at which it was resolved to call the EGM for shareholder approval of the Spin-offs and recommend to the shareholders to vote in favor of the Spin-offs. At the meeting, the Board of Directors also set the price at which the RAO UES Shares may be redeemed by dissenting and non-voting shareholders if the Spin-offs are approved.
October 5, 2006	EGM Record Date.
November 3, 2006	EGM materials to be made available to RAO UES shareholders of record for inspection in the offices of RAO UES and the RAO UES registrar.
November 7, 2006	EGM materials to be sent to holders of record of RAO UES ADSs and made available to holders of record of RAO UES GDSs.
November 24, 2006	Deadline for holders of record of RAO UES GDSs to deliver EGM voting instructions to the RAO UES GDR Depositary (by 12.00 pm New York time).
November 29, 2006	Deadline for holders of record of RAO UES ADSs to deliver EGM voting instructions to the RAO UES ADR Depositary.
December 6, 2006	EGM is held by absentee ballot voting.
December 2006	Distribution by the Redemption Agents of redemption materials to holders of record of RAO UES DSs who voted against or did not vote on the Spin-off proposals.
January 10, 2007	Last day for holders of record of RAO UES DSs to deliver redemption requests and to surrender their RAO UES DSs to the relevant Redemption Agent.
January 20, 2007	End of Redemption Election Period.
January 25, 2007	Meeting of Board of Directors of RAO UES to approve the results of the surrender by RAO UES shareholders (including the Depositaries) of their RAO UES Shares for redemption.
February 19, 2007	Last day for RAO UES to redeem shares surrendered by dissenting and non-voting shareholders and holders of RAO UES DSs.
March 2007	The Gencos obtain antimonopoly approval of the FAS for the merger with Holdcos.
in the third or fourth quarter of 2007	State registration of creation of OGK-5 Holding and TGK-5 Holding, followed by the immediate state registration of termination of OGK-5 Holding and TGK-5 Holding, in the USRLE (this is also referred to in this Information Statement as a Reorganization Date). The OGK-5 Shares and TGK-5 Shares are distributed to the RAO UES shareholders, including the Depositaries, in the

manner and on the terms set forth herein. See "The Spin-off — Description of the Spin-off". Specifically:

- the OGK-5 Shares and TGK-5 Shares that would be distributed to Non-U.S. ADS Holders and Non-U.S. GDS Holders who certify within 14 calendar days after the applicable Reorganization Date that they held their RAO UES DSs on such Reorganization Date and that they are Non-U.S. ADS Holders or Non-U.S. GDS Holders, as the case may be, and who do not notify the relevant Depositary that they wish to receive Genco Shares, will be held by the Genco GDSs Custodian, on the account of the respective Depositary for up to 104 calendar days after the applicable Reorganization Date. If the applicable Regulation S GDR Facility is established within 90 days of the applicable Reorganization Date, OGK-5 GDSs and TGK-5 GDSs will be issued against the corresponding OGK-5 Shares and TGK-5 Shares and distributed to the respective Non-U.S. DS Holders. If the Regulation S GDR Facility is not so established within 90 calendar days following the applicable Reorganization Date, then any such Non-U.S. ADS Holders and Non-U.S. GDS Holders that provide the relevant Depositary instructions regarding their Russian securities account and a certification confirming that they held their RAO UES DSs on the Reorganization Date and their status as Non-U.S. DS Holders within 14 calendar days after the end of the 90 calendar day period following the applicable Reorganization Date will receive a distribution of OGK-5 Shares and TGK-5 Shares, as the case may be; or

- if within 14 calendar days after the applicable Reorganization Date, any holders of RAO UES DSs fail or are unable to provide a certification that they are Non-U.S. ADS Holders or Non-U.S. GDS Holders, as the case may be, such holders shall be entitled to receive, as soon as reasonably practicable thereafter, their pro rata portion of the net proceeds from the public or private sale by the relevant Depositary of the Genco Shares to which they otherwise would have been entitled. See "Summary — The Spin-offs", "The Regulation S GDR Facilities" and "Summary — Cash-out of U.S. Persons' Interests in the Genco Shares".

- If no Regulation S GDR Facility is established by the applicable Reorganization Date and a Non-U.S. ADS Holder or Non-U.S. GDS Holder of record on the applicable Reorganization Date elects to receive OGK-5 Shares instead of OGK-5 GDSs or TGK-5 Shares instead of TGK-5 GDSs and, within the Relevant Period provides the relevant Depositary instructions regarding its Russian securities account and a certification that it held its RAO UES DSs on such Reorganization Date and that it is a Non-U.S. ADS Holder or Non-U.S. GDS Holder, the Depositary will distribute OGK-5 Shares or TGK-5 Shares to such Non-U.S. ADS Holder or Non-U.S. GDS Holder as soon as reasonably practicable thereafter; or

- If either OGK-5 or TGK-5 is not able to establish a Regulation S GDR Facility within the 90 calendar day period following the applicable Reorganization Date, the Non-U.S. DS Holders will be entitled to receive Genco Shares, if within 14 calendar days after the end of the 90 calendar day period they provide instructions regarding Russian their securities accounts and certify that they held their RAO UES DSs on such Reorganization Date and that they are Non-U.S. Holders or Non-U.S. GDS Holders, or, failing which, they will receive, as soon as reasonably practicable thereafter, their pro rata portion of the net proceeds from the public or private sale by the relevant Depositary of the Genco Shares to which they otherwise would have been entitled.

THE SPIN-OFFS

Background to and the Reasons for the Spin-offs

The Spin-offs are part of the overall restructuring of the Russian power industry as mandated by the Federal Law "On the electric power industry" No. 35-FZ of March 26, 2003 (the "Electric Power Industry Law") and the Federal law "On peculiarities of functioning of the electric power industry during the transitional period and on amending certain legislative acts of the Russian Federation and abolishing certain legislative acts of the Russian Federation in connection with the adoption of the Electric Power Industry Law" No. 36-FZ of March 26, 2003. These laws, together with other related legislative acts, set forth a legal framework for the restructuring, outline the new roles of regulatory agencies and other participants after the restructuring and provide guidelines for the trading of power and energy in the wholesale and retail markets.

Goals and Objectives of the Reform

As required by the Electric Power Industry Law, the electric power industry in Russia has undergone extensive restructuring in recent years, including a number of new regulations and the creation of new companies operating in the industry, in an effort to develop a competitive electric power market, where market prices will no longer be regulated by the government but will be established on the basis of supply and demand, and ultimately result in a reduction of costs to consumers. These reforms are further aimed at increasing the efficiency of power plant operations, facilitating the future development of the electric power industry by encouraging investment activity and providing consumers with a sustainable and uninterrupted power supply to meet growing demand.

Under these reforms, new enterprises specializing in different types of activity in the power industry, including generation, power transmission and distribution, and controlling corresponding assets, are being created to replace the vertically integrated companies that existed prior to the restructuring. The enterprises so-created are then to be merged with other companies of the same business profile, with the resulting entity providing services for a number of regions of the Russian Federation. In the course of the restructuring, trunk grids are to become part of the Federal Grid Company, distribution grids are to be transformed into interregional distribution grid companies ("IDGCs") and the functions and assets of regional dispatch administrations are to be transferred to the System Operator.

During this restructuring process, the overall structure of the industry will change. The natural monopolies (power transmission, dispatching) will be separated from the potentially competitive businesses (generation and sales, repair works and services). As a result, new companies responsible for distinct activities are being created to replace the vertically integrated companies, which previously performed the functions of natural monopolies, as well as those of potentially competitive businesses. Generation, sales and repair companies will become mostly private enterprises and will engage in competition with each other. At the same time, the reforms envision an increase in state control over the natural monopolies.

History and Development of the Restructuring

In 2001, the government of the Russian Federation determined, in its Russian Federation Government Resolution No 526 of July 11, 2001 "On Restructuring the Electric Power Industry of the Russian Federation", that reform of the electric power industry in Russia was necessary, which was reflected in the "Strategy Concept of RAO UES of Russia for 2003-2008 5+5".

The restructuring process was launched in 2003, when the first pilot projects were implemented, in which Kalugaenergo, Orelenergo, Bryanskenergo, and Tulenergo were reorganized. By the beginning of 2004, the restructuring process involved more than 30 companies. By April of 2004, the restructuring of the first Energo (OAO Kalugaenergo) was completed, and by the end of 2004, five such companies had been separated into companies according to their type of activity.

Power generation assets have been consolidated into interregional companies of two types: wholesale generating companies (OGKs), including OGK-5, and territorial generating companies (TGKs), including

TGK-5. OGKs operate power plants specializing mainly in electric power generation. TGKs operate mainly combined heat and power plants, which generate both electric and thermal power, in neighboring regions, while OGKs generally comprise of power plants in different parts of the Russian Federation. By the end of 2004, the first three OGKs and two TGKs had been created. Also in 2004, the Board of Directors of RAO UES resolved that it would establish four IDGCs. In addition, in 2004, some functions performed by regional dispatch administrations were transferred from Energos to the System Operator.

By 2005, the restructuring process involved most of the Energo companies, and a considerable number of them had been reorganized by the end of the year. As of October 2006, all of the seven OGKs to be established, all four IDGCs to be established, and thirteen of the fourteen TGKs to be established have been registered. As a result, the former monopoly structure of the electric power industry has undergone a major restructuring, with the majority of the vertically integrated companies having been reorganized in a number of new companies in accordance with the type of activity they will perform.

Also in 2005, the process to create a transitional model for the operation of IDGCs was started: the functions of the CEOs of the reorganized distribution companies were transferred to the IDGCs. Also, the Company commenced work to appraise the assets of the distribution companies for the purpose of contributing these assets to the authorized share capital of the four IDGCs. RAO UES has drawn up a strategy for the development of the electricity grid. Implementation of this strategy will require, in addition to changes to statutory regulations on price regulation, an increase in the number of IDGCs from 4 to an estimated 12. This strategy is currently being negotiated and coordinated with the relevant ministries and agencies within the Russian government and minority shareholders of RAO UES, after which approval of the proposed strategy will be finalized.

In addition, the spin-off of the facilities relating to the Unified National Energy Grid run by the Federal Grid Company has been essentially completed. As of October 2006, 55 out of the 56 regional transmission (trunk grid) companies have been established and are expected to be consolidated in seven interregional trunk grid companies. Six of these interregional trunk grid companies are expected to be merged into OAO "Center Interregional Trunk Grid Company", which will result in the creation of the united interregional transmission company, whose the principal shareholder will be the Federal Grid Company.

As of October 2006, the RAO UES Board of Directors have approved the restructuring plans for 69 out of the 72 regional companies, including the plans to restructure the energy companies operating in the Russian Far East. To date, 59 out of the 72 regional companies have been reorganized into 258 new companies. By October 2006, the reorganization of all six thermal OGKs and four TGKs (TGK-3, TGK-4, TGK-5 and TGK-14) to their final structure had been completed.

In the remainder of 2006, the RAO UES Board of Directors is expected to make decisions on the restructuring of three regional companies: OAO "Magadanenergo", OAO "Kolymaenergo" and OAO "Yantarenergo".

Reorganization of RAO UES; Spin-offs

The next phase of the restructuring is the reorganization of RAO UES.

The reorganization of RAO UES will involve two stages; the Spin-offs constitute the first stage. As a result of the Spin-offs, the Gencos will manage their own development independently, including obtaining financing necessary for their businesses, participate in the wholesale electricity market, and in the case of TGK-5, participate in the thermal energy markets, in order to achieve success in the market.

In the second stage, which is currently contemplated to be completed by mid-2008, it is expected that the restructuring of RAO UES will be completed. The details of the second stage of RAO UES' restructuring are currently being reviewed by RAO UES' management, and, once a proposal is finalized, will be presented to the Board of Directors and later to the general meeting of RAO UES.

Shareholder Approval

The Board of Directors of RAO UES voted on September 22, 2006 to propose the Spin-offs to RAO UES' shareholders for their approval at the EGM to be held by absentee ballot voting on December 6, 2006 and recommend to shareholders to approve the Spin-offs. The Spin-offs require the affirmative vote of at least a simple majority of the aggregate voting power of the RAO UES Shares represented at the EGM. As of September 30, 2006, there were 41,041,753,984 RAO UES Ordinary Shares and 2,075,149,384 RAO UES Preferred Shares issued and outstanding (including 60,576 RAO UES Shares held directly by RAO UES as treasury shares; the voting rights otherwise represented by those treasury shares will not be exercised at the EGM). All persons who held RAO UES Shares on October 5, 2006 (the EGM Record Date) are entitled to vote at the EGM by absentee ballot voting, and all persons who held RAO UES DSs on the record date set by the relevant Depositary, which is expected to be the same as the EGM Record Date, will be entitled to deliver voting instructions to the Depositaries under the terms of the RAO UES Deposit Agreements for ADSs and RAO UES GDRs for GDSs. The Russian Federation currently holds a 52.68% interest in RAO UES and, as a result, the Russian Federation has effective control over the vote on the Spin-offs.

The merger of the Holdcos into their corresponding Gencos also requires the approval by the respective Genco by an affirmative vote of at least three-quarters of the aggregate voting power represented at shareholders' meetings of the Genco.

Because the EGM will be held by absentee ballot voting, the Company's principal accountants for the year 2005 and 2004 will not be present at the EGM.

If the Spin-offs are not approved at the EGM, the Spin-offs described herein will not occur, holders of RAO UES Shares and holders of RAO UES DSs will not receive any Genco Shares or any Genco GDSs. If the Spin-offs are approved at the EGM, but the merger of either of the Holdcos into its corresponding Genco is not approved by the shareholders' meeting of the respective Genco, the Spin-off described herein in respect of that Genco will not take place and holders of RAO UES Shares and holders of RAO UES DSs will not receive shares of such Genco. In addition, if the FAS approval for the Spin-offs is not obtained, the Spin-offs described herein will not occur and holders of RAO UES Shares and holders of RAO UES DSs will not receive any Genco Shares or Genco GDSs. If the merger of any of the Holdcos into their corresponding Gencos is not approved by the FAS, the Company will consider whether OGK-5 Holding and TGK-5 Holding can be created and continue to exist without their simultaneous merger into OGK-5 and TGK-5, respectively.

Description of the Spin-offs

If the Spin-offs are approved by the shareholders of RAO UES and the merger of the Holdco into its corresponding Genco is approved by the Gencos and all regulatory requirements under Russian law are satisfied:

- The Holdcos will be formed as new and separate open joint-stock companies on the Reorganization Date in the USRLE. The Reorganization Dates are currently expected to occur in the third or fourth quarter of 2007.
- Each Holdco, simultaneously with its formation on its respective Reorganization Date, will be merged with and into its corresponding Genco, with the Genco being the surviving entity. All of the assets of each Holdco, consisting of only the relevant Genco Shares, will be transferred to the corresponding Genco on the respective Reorganization Date. Upon the merger, each Holdco will cease to exist and will be removed from the USRLE, and its shares will be cancelled.
- On each Reorganization Date, subject to applicable law, each holder of RAO UES Ordinary Shares will (a) be entitled to a number of ordinary shares in the relevant Holdco equal to the number of RAO UES Ordinary Shares held by such holder on the Reorganization Date; (b) upon the cancellation of the Holdco Ordinary Shares, receive a number of OGK-5 Shares, calculated on the basis of approximately 0.4119 OGK-5 Shares for each OGK-5 Holding Ordinary Share and a number of TGK-5 Shares, calculated on the basis of approximately 13.595 TGK-5 Shares for each TGK-5 Holding Ordinary Share; and (c) continue to

own the same number of RAO UES Ordinary Shares as such holder held immediately preceding the Reorganization Date.

- Also on each Reorganization Date, each holder of RAO UES Preferred Shares will (a) be entitled to a number of preferred shares in the relevant Holdco equal to the number of RAO UES Preferred Shares held by such holder on the Reorganization Date; (b) upon the cancellation of the relevant Holdco Preferred Shares, receive a number of OGK-5 Shares, calculated on the basis of approximately 0.3772 OGK-5 Shares for each OGK-5 Holding Preferred Share and a number of TGK-5 Shares, calculated on the basis of approximately 12.450 TGK-5 Shares for each TGK-5 Holding Preferred Share; and (c) continue to own the same number of RAO UES Preferred Shares as such holder held immediately preceding the Reorganization Date.

- Subject to applicable law, each holder of record, as of each Reorganization Date, of RAO UES ADSs representing RAO UES Ordinary Shares who certifies within 14 calendar days following each Reorganization Date to the RAO UES ADR that it is a Non-U.S. ADS Holder will (a) be entitled to a number of ordinary shares in the relevant Holdco equal to the number of RAO UES Ordinary Shares represented by the RAO UES ADSs held of record by such Non-U.S. ADS Holder on the Reorganization Date; (b) upon the cancellation of the Holdco Ordinary Shares, be entitled to a number of OGK-5 Shares, calculated on the basis of approximately 0.4119 OGK-5 Shares for each OGK-5 Holding Ordinary Share and a number of TGK-5 Shares, calculated on the basis of approximately 13.595 TGK-5 Shares for each TGK-5 Holding Ordinary Share; (c) if the Regulation S GDR Facility is established within 90 calendar days of the applicable Reorganization Date in respect of the relevant Genco Shares, upon the payment of fees and charges of, and expenses incurred by the Depositaries, including, but not limited to, any taxes or governmental charges, be entitled to Genco GDSs, each of which will represent a certain number of OGK-5 Shares or a certain number of TGK-5 Shares, as the case may be, on deposit with the Genco GDS Custodian and (d) continue to own the same number of RAO UES ADSs as such holder held immediately preceding the Reorganization Date.

- Subject to applicable law, each holder of record, as of each Reorganization Date, of RAO UES GDSs representing RAO UES Ordinary Shares who certifies within 14 calendar days following each Reorganization Date to the RAO UES GDR Depositary that it is a Non-U.S. GDS Holder will (a) be entitled to a number of ordinary shares in the relevant Holdco equal to the number of RAO UES Ordinary Shares represented by the RAO UES GDSs held of record by such Non-U.S. GDS Holder on the Reorganization Date; (b) upon the cancellation of the Holdco Ordinary Shares, be entitled to a number of OGK-5 Shares, calculated on the basis of approximately 0.4119 OGK-5 Shares for each OGK-5 Holding Ordinary Share and a number of TGK-5 Shares, calculated on the basis of approximately 13.595 TGK-5 Shares for each TGK-5 Holding Ordinary Share; (c) if the Regulation S GDR Facility is established within 90 calendar days of the applicable Reorganization Date in respect of the relevant Genco Shares, upon the payment of fees and charges of, and expenses incurred by the Depositaries, including, but not limited to, any taxes or governmental charges, be entitled to Genco GDS, each of which will represent a certain number of OGK-5 Shares or a certain number of TGK-5 Shares, as the case may be, on deposit with the Genco GDS Custodian and (d) continue to own the same number of RAO UES GDSs as such holder held immediately preceding the Reorganization Date.

- Subject to applicable law, each holder of record, as of each Reorganization Date, of RAO UES ADSs representing RAO UES Preferred Shares who certifies within 14 calendar days following each Reorganization Date to the RAO UES ADR Depositary that it is a Non-U.S. ADS Holder will (a) be entitled to a number of preferred shares in the relevant Holdco equal to the number of RAO UES Preferred Shares represented by the RAO UES ADSs held of record by such Non-U.S. ADS Holder on the Reorganization Date; (b) upon the cancellation of the Holdco Preferred Shares, be entitled to a number of OGK-5 Shares, calculated on the basis of approximately 0.3772 OGK-5 Shares for each OGK-5 Holding Preferred Share and a number of TGK-5 Shares, calculated on the basis of approximately 12.450 TGK-5 Shares for each TGK-5 Holding Preferred Share; (c) if the Regulation S GDR Facility is established within 90 calendar days of the applicable Reorganization Date in respect of the relevant Genco Shares, upon the payment of fees and charges of, and expenses incurred by the Depositaries, including, but not limited to, any taxes or

governmental charges, be entitled to Genco GDSs, each of which will represent a certain number of OGK-5 Shares or a certain number of TGK-5 Shares, as the case may be, on deposit with the Genco GDS Custodian and (d) continue to own the same number of RAO UES ADSs as such holder held immediately preceding the Reorganization Date.

- Any RAO UES DS holder as of the OGK-5 Reorganization Date or the TGK-5 Reorganization Date, as the case may be, who fails or is unable to provide a certification to the relevant Depositary that it held RAO UES DSs on the applicable Reorganization Date and that such holder is a Non-U.S. ADS Holder or a Non-U.S. GDS Holder, as the case may be, will not receive any Genco Shares or Genco GDSs, and the relevant Depositary will, as soon as reasonably practicable, sell the Genco Shares that would have been distributed to such holder in a public or private sale and deliver the cash proceeds pro rata to the number of such Genco Shares to such holders, net of fees and charges of, and expenses incurred by, the relevant Depositary in effecting such distribution, including, but not limited to, any costs of conversion, taxes or governmental charges with respect to such distribution. It is anticipated that such sale of Genco Shares by the Depositaries will be completed as soon as reasonably practicable after such shares are distributed to the Depositaries.

- All holders of RAO UES DSs as at each Reorganization Date who are Non-U.S. DS Holders will not be able to receive the relevant Genco GDSs or to vote, sell or otherwise transfer any such Genco GDSs unless and until the Regulation S GDR Facilities are established in respect of the relevant Genco Shares or unless the Non-U.S. Holder of DSs elects to receive Genco Shares instead of Genco GDSs.

- Non-U.S. DS Holders who wish to receive Genco Shares instead of Genco GDSs may, within the Relevant Period, notify the relevant Depositary and provide the Depositary instructions regarding their Russian securities accounts to which the Genco Shares may be credited and a certification that they held RAO UES DSs on the applicable Reorganization Date. As soon as reasonably practicable after the receipt of such instructions and certification, the relevant Depositary will upon the payment of the fees and charges of, and expenses incurred by, the relevant Depositary credit, through a Russian custodian, the Genco Shares to such RAO UES DS holders.

- U.S. ADS Holders and U.S. GDS Holders will not receive Genco GDSs or Genco Shares and, instead, will receive the cash proceeds from the sale by the relevant Depositary of the Genco Shares they would have received had they provided the certification, net of fees and charges of, and expenses incurred by, the Depositary in effecting such distribution, including, but not limited to, any costs of conversion, taxes or governmental charges with respect to such distribution.

- The ratios for calculating the number of OGK-5 Shares and TGK-5 Shares to be received in the Spin-offs have been recommended by the Board of Directors of RAO UES on the basis of the relative market price of RAO UES Ordinary Shares and RAO UES Preferred Shares.

- OGK-5 Shares are currently listed on two Russian stock exchanges, the RTS and the MICEX, and TGK-5 Shares are traded on the RTS and MICEX without a listing. It is currently expected that TGK-5 will apply for listing on a Russian stock exchange before its Reorganization Date.

- It is currently expected that, subject to applicable laws and regulations, before or as soon as reasonably practicable after the applicable Reorganization Date, each Genco will apply to the FSFM for approval to establish a Regulation S GDR Facility.

- Upon the establishment of the Regulation S GDR Facilities, it is expected that the GDSs of each Genco will become tradable over-the-counter in Western Europe. Non-U.S. ADS Holders and Non-U.S. GDS Holders who receive Genco GDSs in the Spin-offs will be required to undertake that for 90 calendar days following the establishment of the Gencos' Regulation S GDR Facilities, they will not transfer the Genco GDSs to any person located in the United States or to U.S. persons (as defined in Regulation S) and the Regulation S GDRs will be legended to reflect that transfer restriction. See "Summary — Regulation S GDR Facilities".

- If either OGK-5 or TGK-5 is not able to establish a Regulation S GDR facility within the 90 calendar day period, the Non-U.S. DR Holders will be entitled to receive Genco Shares (if they provide instructions regarding their Russian securities account within 14 calendar days after the end of the 90 calendar day period), subject to providing the RAO UES ADR Depositary with a certification within 14 calendar days after the end of the 90 calendar day period that they held RAO UES ADRs on the Reorganization Date, and upon the payment of the fees and charges of, and expenses incurred by, the relevant Depositary.
- In the Spin-offs, the Depositaries will not be responsible for distributing any more Genco Shares than the total number they receive in exchange for Holdco Shares on each Reorganization Date.
- The Depositaries will not be responsible for (i) any failure to determine that it may be lawful or practicable to make the net proceeds of the sale of the Genco Shares available to RAO UES DS holders in general or any RAO UES DS holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with the sale of the Genco Shares, or (iii) their inability to distribute the net proceeds, or the amount that will be distributed as such net proceeds.

Opinion of the Company's Financial Advisors Regarding the Spin-offs

The Corporate Finance Division of ING Bank (Eurasia) ZAO and Limited Liability Company "Investment and Finance Company Metropol" (together, the "Financial Advisors") have acted as financial advisors to the Company in connection with the proposed Spin-offs.

The Board of Directors of the Company asked the Financial Advisors to opine as to the fairness, from a financial point of view, of:

- the terms proposed for the Spin-offs, as such Spin-offs are described herein;
- the ratios for the exchange of each class of RAO UES Shares for the corresponding Holdco Shares and, upon cancellation of those Holdco Shares, for OGK-5 Shares and TGK-5 Shares; and
- the repurchase price for the RAO UES Shares that the Company will be required to redeem any RAO UES Shares surrendered by holders of RAO UES Shares (including the Depositaries on behalf of the holders of RAO UES DSs) in the event such holders either vote against the Spin-offs or do not vote on the Spin-off proposals at the EGM.

The Financial Advisors provided the Board of Directors of the Company on November 3, 2006 with an opinion (the "Opinion") that the terms proposed for the Spin-off, the exchange ratios and the repurchase price, each as referred to above, are fair and reasonable from a financial point of view, as at the date of the Opinion and based upon and subject to the matters and the work described therein, the Financial Advisors' experience as investment bankers and other factors the Financial Advisors deemed relevant.

The Opinion was addressed to, and solely for the use and benefit of, the Board of Directors of the Company to assist the Board of Directors of the Company in its evaluation of the proposed Spin-offs and is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholders should vote or act on any matters related to the proposed Spin-off. The Financial Advisors have not expressed any opinion as to what the value of the RAO UES Shares, the Genco Shares or the Genco GDSs will actually be when the Genco Shares or the DSs are distributed or the price at which any such shares or DSs will trade at any time. The Financial Advisors have expressed no opinion as to the merits of the underlying decision of the Company to engage in the Spin-offs. The Financial Advisors made clear in their Opinion that the Opinion should not be used for any other purposes.

For the avoidance of doubt, the services provided by the Financial Advisors do not constitute "Evaluation Activity" for the purposes of the Russian Federal Law on Licensing of Certain Types of Activity, the Federal Law on Evaluation Activity in the Russian Federation and the Government Resolution on Licensing of Evaluation Activity.

The Financial Advisors will be paid a fee for their services as financial advisors to the Company in connection with the proposed Spin-offs.

Creditors' Rights

Under Russian law, if the Spin-offs are approved at the EGM and the merger of each Holdco into its corresponding Genco is approved by the Gencos, RAO UES and the Gencos must notify their creditors about the Spin-offs within 30 calendar days of the respective extraordinary general shareholders' meeting which approved the Spin-offs. Within 30 calendar days of such notification, RAO UES' and the Gencos' creditors may demand the early termination or performance of RAO UES' or Gencos' obligations to them, as the case may be, and, in addition, may demand that RAO UES or the Gencos, as the case may be, compensate them for any damages caused by such early termination or performance. RAO UES and the Gencos do not anticipate that any exercise by creditors of these rights would have a material adverse effect on the Company's or Gencos' continuing business and operations or on the implementation of the Spin-offs. RAO UES has been assigned a B+/Dev. international credit rating and a RuA+ national credit rating by Standard and Poor's as well as Aa3.ru national credit rating by Moody's Interfax Rating Agency.

Regulatory filings, approvals and consents

Promptly following the EGM Date, shareholders' resolutions adopted at the EGM will be announced by Interfax in its news wire services, including Interfax-Dealing, published on the Company's website at http://www.rao-ees.ru/ru and in the newspapers *Moskovskaya Pravda* and *Izvestiya* and, in accordance with the requirements of Russian law, will be published in the journal *Prilozheniye k Vestniku Federalnoi Sluzhby po Finansovym Rynkam*.

Following the EGM, each Genco will, as required by applicable law, obtain an approval by the FAS of the merger with the respective Holdco. **If the FAS approval for the Spin-offs is not obtained, the Spin-offs described herein will not occur and holders of RAO UES Shares and holders of RAO UES DSs will not receive any Genco Shares or Genco GDSs. If the merger of any of the Holdcos into their corresponding Gencos is not approved by the FAS, the Company will consider whether OGK-5 Holding and TGK-5 Holding can be created and continue to exist without their simultaneous merger into OGK-5 and TGK-5, respectively.**

In addition, as discussed above, the creation and termination of the Holdcos, as well as the merger of the Holdcos in the Gencos will be required to be recorded in the USRLE. There can be no assurance that any such registration will be granted or received on a timely basis.

Dissenting and non-voting shareholders' and DS holders' redemption rights

Under Russian law, RAO UES shareholders entitled to vote at the EGM who either vote against the Spin-offs or do not vote on the Spin-off proposals may elect during the Redemption Election Period to have RAO UES redeem their Shares if the Spin-offs are approved. ***Shareholders marking the "abstain" box on voting ballots are not considered to be "non-voting" within the meaning of Russian law, and accordingly shareholders marking the "abstain" box will not be able to exercise redemption rights if the Spin-offs are approved.*** Holders of RAO UES Shares who wish to exercise their redemption rights must surrender their shares to RAO UES during the Redemption Election Period.

Within the 30 calendar day period following the end of the Redemption Election Period, RAO UES will redeem any RAO UES Shares surrendered by holders of RAO UES Shares, including any shares surrendered by any Depositary on behalf of holders of RAO UES DSs in accordance with the procedure described below, at a price of RUR 16.41 per RAO UES Ordinary Share and RUR 14.54 per RAO UES Preferred Share. In accordance with the requirements of Russian law, this price has been set by the Board of Directors of RAO UES, based on the market price (without taking into account the effect, if any, on the market price of RAO UES' actions resulting in the redemption rights) as determined by ZAO Deloitte & Touche CIS, an independent appraiser. The redemption prices were also approved by the Federal Agency for Federal Property Management, as required by Russian corporate law in the case of companies in which the Russian Federation holds more than 2% of the company's voting shares. Under Russian law, RAO UES may use no more than 10 percent of its net assets (as of the EGM Date, as calculated in accordance with RAS on the basis of the balance sheet for the period ended September 30, 2006) to redeem RAO UES Shares. For purposes of illustration, based on the net assets of RAO UES as at June 30, 2006, the redemption limit equaled RUR

34 billion, meaning that, if the EGM had been held on June 30, 2006, RAO UES would have been entitled to redeem approximately 5% of the RAO UES Ordinary Shares issued and outstanding.

RAO UES will pay the price of the redeemed RAO UES Shares in rubles. Payment for the redeemed RAO UES Shares surrendered to RAO UES by the Depositaries on behalf of RAO UES DS holders will be made to the relevant Depositary. The relevant Depositary will pay those proceeds to the corresponding Redemption Agent, which will effect the conversion of the ruble proceeds into U.S. dollars, using the then-prevailing market rate, and will then, as soon as reasonably practicable, distribute the funds through DTC, Euroclear and Clearstream, as applicable, to the former holders of the RAO UES DSs, net of fees and charges of, and expenses incurred by, the relevant Depositary and Redemption Agent in connection with the surrender of the RAO UES DSs and the RAO UES Shares represented by RAO UES DSs, including, but not limited to, any costs of conversion, taxes or governmental charges with respect to such distribution. The payment of funds to RAO UES DS holders may be delayed due to Russian currency control, banking and securities regulations or practices and may be prevented if there is a change in such regulations or practices. In addition, the holders of the RAO UES DSs will be taking credit risk on the relevant Depositary for the receipt of funds.

Pursuant to applicable Russian law and regulation, shareholders of record will receive information (in the form of a notice) regarding the procedures and time limits of the redemption process together with other materials that will be distributed in connection with the EGM.

In the event that holders surrender more RAO UES Shares than RAO UES is permitted to redeem, surrendered Shares will be redeemed on a pro rata basis. Pursuant to Russian corporate law, all redeemed RAO UES Shares will be held by RAO UES as treasury shares. RAO UES expects to finance the costs of any redemption of RAO UES Shares with its own resources and, to the extent necessary, with borrowings. The redeemed RAO UES Shares are required to be sold by RAO UES within one year after their purchase. Otherwise, upon the expiration of this term, RAO UES will be required to cancel those redeemed RAO UES Shares and, consequently, reduce its share capital for the aggregate par value of cancelled shares.

Redemption rights will also be available to holders of RAO UES DSs, subject to applicable law. As soon as reasonably practicable following the EGM Date, holders of RAO UES DSs who either instruct the relevant Depositary to vote against the Spin-offs or do not give the relevant Depositary voting instructions with respect to the Spin-off proposals will, subject to applicable law and regulation, be provided with materials from the relevant Redemption Agent detailing the procedures to be followed if such holders wish to exercise their redemption rights and appointing the relevant Redemption Agent to act on their behalf. Holders of RAO UES DSs marking the "abstain" box on voting ballots are not considered to be "non-voting" within the meaning of Russian law, and accordingly, holders of RAO UES DSs marking the "abstain" box will not be able to exercise redemption rights if the Spin-offs are approved. Holders who elect to exercise their redemption rights will be required to deliver redemption requests in respect of their RAO UES DSs to the relevant Redemption Agent on or prior to January 10, 2007. Holders of RAO UES DSs who elect to exercise their redemption rights should follow the instructions regarding the exercise of such rights included in the redemption materials. Holders of RAO UES DSs should ensure that all required certifications for eligibility are duly executed and returned to the relevant Redemption Agent. Each Redemption Agent will calculate the number of RAO UES DSs presented for redemption, surrender that number of RAO UES DSs to the relevant Depositary and instruct the relevant Depositary to instruct its custodian in Russia to deliver the equivalent number of RAO UES Shares to RAO UES for redemption. Upon receipt of the cash proceeds from RAO UES, the Redemption Agents will distribute the net proceeds, as applicable, to the RAO UES DS holders who surrendered RAO UES DSs for redemption.

HOLDERS OF RAO UES SHARES AND RAO UES DSs MAY BE SUBJECT TO TAX CONSEQUENCES ARISING FROM A REDEMPTION OF SHARES, INCLUDING RUSSIAN WITHHOLDING TAX ON ANY CAPITAL GAIN REALIZED. HOLDERS OF RAO UES SHARES AND RAO UES DSs SHOULD CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE REDEMPTION ARISING UNDER FOREIGN, STATE AND LOCAL LAWS. SEE "CERTAIN TAX CONSEQUENCES".

EXCHANGE RATES

Exchange rate policy is formulated by the Russian government in consultation with the CBR and is implemented by the CBR. The CBR sets the official exchange rate on the basis of the market exchange rate and its efforts continue to be aimed at smoothing excessive short-term fluctuations in the U.S. dollar-ruble exchange rate and supporting Russia's international reserves.

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on the official exchange rate quoted by the CBR. These rates may differ from the actual rates used in the preparation of the financial statements appearing in this Information Statement.

	Rubles per U.S. dollar			
Years Ended December 31,	**High**	**Low**	**Average(1)**	**Period end**
2001	30.30	28.16	29.18	30.14
2002	31.86	30.14	31.36	31.78
2003	31.88	29.25	30.67	29.45
2004	29.45	27.75	28.81	27.75
2005	29.00	27.46	28.31	28.78

(1) The average of the exchange rates on each day of each full month during the relevant period.

	Rubles per U.S. dollar	
Months	**High**	**Low**
January 2006	28.48	27.97
February 2006	28.26	28.10
March 2006	28.12	27.66
April 2006	27.77	27.27
May 2006	27.24	26.92
June 2006	27.10	26.71
July 2006	27.06	26.84
August 2006	26.84	26.67
September 2006	26.80	26.64
October 2006	26.97	26.73

The exchange rate between the ruble and the U.S. dollar on November 1, 2006 was RUR 26.78 per USD 1.00.

The UES Group's and the Gencos' measurement currency is the ruble, as it reflects the economic substance of the UES Group's and the Gencos' underlying events and circumstances. Solely for the convenience of the reader, and except as otherwise specified, this Information Statement contains translations of ruble amounts into U.S. dollars amounts as follows:

- the financial information related to the results of operations and cash flows for the periods presented have been translated at the average exchange rates during the corresponding period;
- the financial information related to the financial condition of the UES Group and the Gencos at the end of a reporting year is translated using the official exchange rate quoted by the CBR on that date.

No representation is made that the ruble or the U.S. dollars amounts in this Information Statement could have been converted into U.S. dollars or rubles, as the case may be, at any particular rate or at all. The ruble is generally not convertible outside Russia. A market exists within Russia for the conversion of rubles into other currencies, but the limited availability of other currencies may tend to distort their values relative to the ruble. No representation is also made on whether such translation was made in accordance with accounting principles applicable to the UES Group's and the Gencos' financial statements included in this Information Statement or elsewhere.

SELECTED HISTORICAL FINANCIAL INFORMATION OF THE RAO UES GROUP

The table below shows historical financial information of the RAO UES Group as at and for the years ended December 31, 2005, 2004, 2003, which was extracted from the RAO UES Group's IFRS consolidated financial statements for those periods (which are available in their entirety on RAO UES' website) and incorporated by reference herein, except for the adjustments made in respect of:

- the fair value reserve on available for sale investments. Originally in the year 2003, the decline in value of available for sale investments, in a total amount of RUR 4,988 million, was recognized in the fair value reserve in equity. In the RAO UES Group's view, this decline should have been correctly treated as impairment and recognized in the statement of operations. This correction had the following effect on the information presented here: operating expenses are higher, and operating profit, profit before income tax and profit for the year ended December 31, 2003 are lower by RUR 4,988 million than those per the financial statements; earnings per share were adjusted accordingly.
- value added tax recoverable. During 2005 the RAO UES Group reassessed the amount of value added tax recoverable, which was expected to be reclaimed more than 12 months after the balance sheet date, and reclassified RUR 6,878 million from other current assets to other non-current assets in the balance sheet as at December 31, 2004. This adjustment was made in the 2005 financial statements, which include 2004 comparatives, but not in the 2004 financial statements. The information presented here is consistent with the 2005 financial statements.

The selected financial data should be read in conjunction with "Operating and Financial Review of the RAO UES Group" and the RAO UES Group's consolidated financial statements (including the notes thereto) that are available in their entirety on RAO UES' website.

The RAO UES Group's audited consolidated financial statements have been prepared in accordance with IFRS since 1999. They differ in certain significant respects from U.S. GAAP and RAS. For a discussion of certain differences between U.S. GAAP and IFRS as they relate to the RAO UES Group, see "Summary of Certain Differences Between U.S. GAAP and IFRS". For a discussion of certain differences between IFRS and RAS as they relate to the RAO UES Group, see "Summary of Certain Differences between IFRS and RAS" included in Exhibit VI.

	Year ended December 31,		
	2005	**2004**	**2003** *Adjusted as described above*
	(in millions of RUR, except percentages and earning per share data)		
Selected Consolidated Statement of Operations Data			
Revenues	**764,655**	**679,657**	**593,149**
Other operating income	**2,250**	—	—
Operating expenses	**(695,704)**	**(599,563)**	**(533,660)**
Operating profit	**71,201**	**80,094**	**59,489**
Operating profit margin	*9.3%*	*11.8%*	*10.0%*
Finance costs	(18,009)	(16,835)	(15,387)
Share of loss of associates and jointly controlled entity	(60)	(312)	(54)
Profit before income tax	**53,132**	**62,947**	**44,048**
Income tax charge	(29,158)	(20,097)	(24,754)
Profit for the period(1)	**23,974**	**42,850**	**19,294**
Profit margin	*3.1%*	*6.3%*	*3.3%*

	Year ended December 31,		
	2005	2004	2003
			Adjusted as described above
	(in millions of RUR, except percentages and earning per share data)		
Attributable to:			
Shareholders of RAO UES	18,316	31,949	21,995
Minority interest	5,658	10,901	(2,701)
Earnings per ordinary share for profit attributable to the shareholders of RAO UES — basic and diluted (in rubles)	0.42	0.73	0.50
Earnings per preference share for profit attributable to the shareholders of RAO UES — basic and diluted (in rubles)	0.59	0.92	0.76
Selected Consolidated Cash Flow Data			
Net cash generated by operating activities	90,775	81,356	81,033
Net cash used for investing activities	(106,180)	(83,984)	(61,569)
Net cash generated by financing activities	16,686	6,494	(5,055)

(1) As a result of the change in IFRS effective in 2005, the format of the statements of operations has been changed. As a result of this change, the bottom-line in the statement presents overall profit of the RAO UES Group including minority interest. Net profit previously presented in the statements of operations for 2005, 2004 and 2003 corresponds, in the new format of the statements of operations, to the line "profit for the period attributable to shareholders of RAO UES".

	As at December 31,		
	2005	2004	2003
	(in millions of RUR)		
Selected Consolidated Balance Sheet Data			
Assets			
Total current assets, of which	223,358	187,711	185,085
Cash and cash equivalents	37,125	35,844	31,978
Total non-current assets, of which	990,877	939,287	902,456
Property, plant and equipment	938,087	892,881	872,179
TOTAL ASSETS	1,214,235	1,126,998	1,087,541
Equity and liabilities			
Total equity, of which	856,523	841,284	806,991
Total equity attributable to the shareholders of RAO UES	619,196	613,651	587,304
Minority interest	237,327	227,633	219,687
Total non-current liabilities, of which	107,518	93,173	94,653
Non-current debt	38,792	20,047	12,556
Total current liabilities, of which	250,194	192,541	185,897
Taxes payable	59,045	42,727	45,643
Current debt and current portion of non-current debt	88,701	65,949	50,496
Total liabilities	357,712	285,714	280,550
TOTAL EQUITY AND LIABILITIES	1,214,235	1,126,998	1,087,541

Non IFRS measures	Year ended December 31,		
	2005	2004	2003
	(in millions of RUR, except percentages)		
EBITDA(1)	145,401	148,961	121,206
EBITDA margin(2)	19.0%	21.4%	20.4%

(1) EBITDA represents profit before finance costs, profit tax and depreciation and impairment of property, plant and equipment. The RAO UES Group presents EBITDA because it considers it an important supplemental measure of its operating performance and because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the electricity power industry.

EBITDA has limitations as an analytical tool, and prospective investors should not consider it in isolation, or as a substitute for analysis of the RAO UES Group's operating results as reported under IFRS. Some of these limitations are as follows:

(a) EBITDA does not reflect the impact of financing costs, which can be significant and could further increase if the RAO UES Group incurs more debt, on its operating performance.

(b) EBITDA does not reflect the impact of profit tax on the RAO UES Group's operating performance.

(c) EBITDA does not reflect the impact of depreciation of property, plant and equipment on the RAO UES Group's operating performance.

(d) Other companies in the electricity industry may calculate EBITDA differently or may use it for different purposes than the RAO UES Group does, limiting its usefulness as a comparative measure.

The RAO UES Group compensates for these limitations by relying primarily on its IFRS operating results and using EBITDA only supplementally.

EBITDA is a measure of the RAO UES Group's operating performance that is not required by, or presented in accordance with, IFRS. EBITDA is not a measurement of the RAO UES Group's operating performance under IFRS and should not be considered as an alternative to profit, operating income or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating activities or as a measure of the RAO UES Group's liquidity. In particular, EBITDA should not be considered as a measure of discretionary cash available to the RAO UES Group to invest in the growth of its business.

(2) EBITDA margin is defined as the ratio of EBITDA to revenues over a given period.

	Year ended December 31,		
	2005	2004	2003
	(in millions of RUR, except percentages)		
EBITDA reconciliation			
Profit for the period	**23,974**	**42,850**	**19,294(1)**
Add:			
Income tax charge	29,158	20,097	24,754
Finance costs	18,009	16,835	15,387
Depreciation and impairment of property, plant and equipment	74,260	69,179	61,771
EBITDA	**145,401**	**148,961**	**121,206**

(1) Adjusted as described above.

SELECTED HISTORICAL FINANCIAL INFORMATION OF THE GENCOS

OGK-5

The selected historical financial information set forth below shows OGK-5's selected historical financial information for the years ended December 31, 2005 and 2004 and for the six months ended June 30, 2006 and June 30, 2005, which, with the exception of the pro forma information for the year ended December 31, 2005 and for the six months ended June 30, 2005, were prepared in accordance with IFRS.

The selected historical financial information, other than the pro forma information and non-IFRS measures, set forth below has been extracted without adjustment from OGK-5's historical financial statements. The information below should be read in conjunction with OGK-5's historical financial statements and the notes thereto included elsewhere in this Information Statement. The selected historical financial information should also be read in conjunction with *"Operating and Financial Review of OGK-5"* included elsewhere in this Information Statement. OGK-5's historical financial statements for the year ended December 31, 2005 have been prepared in accordance with IFRS and audited by ZAO "PricewaterhouseCoopers Audit". The historical financial statements for the six months ended June 30, 2006 have been prepared in accordance with IFRS and have not been audited. The information presented for the six months ended June 30, 2006 is not necessarily an indication of the results for the year ended December 31, 2006. The unaudited pro forma information of OGK-5 has been arrived at through adjustments to OGK-5's financial statements contained elsewhere in this Information Statement. As a result of OGK-5's restructuring, which included the transition of operations of two power plants from January 1, 2006 that were previously leased out to affiliated entities, OGK-5's results of operations for the six month period ended June 30, 2006 are not directly comparable to those for the six month period ended June 30, 2005. Accordingly, the unaudited pro forma consolidated interim financial information has been prepared to better enable such a comparison by presenting comparative six month data for 2005 as if all four power plants were operated directly by OGK-5 during this period. In addition, OGK-5 has changed its accounting policy with respect to plant, property and equipment starting from January 1, 2006. The change was applied prospectively and hence the results may not be comparable between periods. See *"Operating and Financial Review of OGK-5"*.

	For the six months ended June 30,			For the years ended December 31,		
	2006	2005	2005 pro forma	2005	2005 pro forma	2004
	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(audited)
	(in millions of RUR, except percentages and earnings per share data)					
Selected Income Statement Data						
Revenue	12,478	4,867	11,238	10,100	22,340	7,684
Operating expenses	(11,614)	(4,573)	(9,799)	(10,051)	(20,530)	(7,922)
Reversal of impairment of property, plant and equipment	—	—	—	6,361	6,361	—
Other operating income	101	95	95	192	192	347
Operating profit	**965**	**389**	**1,534**	**6,602**	**8,363**	**109**
Operating profit margin	*7.7%*	*8.0%*	*13.7%*	*65.4%*	*37.4%*	*1.4%*
Finance costs	(102)	(88)	(103)	(121)	(152)	(160)
Profit/(loss) before income tax	**863**	**301**	**1,431**	**6,481**	**8,211**	**(51)**
Income tax benefit/(charge)	3,100	(53)	(324)	(1,571)	(1,987)	(144)
Profit/(loss) for the period	**3,963**	**248**	**1,107**	**4,910**	**6,224**	**(195)**
Profit margin	31.8%	5.1%	9.9%	48.6%	27.9%	(2.5)%
Earnings per ordinary share for profit/(loss) attributable to the shareholders of OGK-5 — basic and diluted (in Russian rubles)	0.133	0.006	0.038	0.180	0.228	(0.005)
Weighted average number of ordinary shares issued (thousands of shares)	29,717,632	26,348,114	26,348,114	27,293,130	27,293,130	25,105,107

	For the six months ended June 30,			For the years ended December 31,		
	2006	2005	2005 pro forma	2005	2005 pro forma	2004
	(in millions of RUR, except percentages)					
Non IFRS Measures						
Adjusted EBITDA(1)	1,971	1,011	2,156	1,634	3,395	1,424
Adjusted EBITDA margin(2)	15.8%	20.8%	19.2%	16.2%	15.2%	18.5%
Adjusted operating profit(3)	965	389	1,534	241	2,002	109
Adjusted operating profit margin(4)	7.7%	8.0%	13.7%	2.4%	9.0%	1.4%

(1) "Adjusted EBITDA" represents profit before finance costs, income taxes, depreciation and reversal of impairment of property, plant and equipment. Reversal of impairment of property, plant and equipment was RUR 6,361 million for the year ended December 31, 2005 and nil for the six months ended June 30, 2006 and June 30, 2005, and the year ended December 31, 2004. OGK-5 presents adjusted EBITDA because it considers it an important supplemental measure of its operating performance and because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the electricity power industry.

Adjusted EBITDA has limitations as an analytical tool, and prospective investors should not consider it in isolation, or as a substitute for analysis of OGK-5's operating results as reported under IFRS. Some of these limitations are as follows:

(a) Adjusted EBITDA does not reflect the impact of financing costs, which can be significant and could further increase if OGK-5 incurs more debt, on its operating performance.

(b) Adjusted EBITDA does not reflect the impact of income taxes on OGK-5's operating performance.

(c) Adjusted EBITDA does not reflect the impact of depreciation and amortization or impairment reversal on OGK-5's operating performance.

(d) Other companies in the electricity industry may calculate adjusted EBITDA differently or may use it for different purposes than OGK-5 does, limiting its usefulness as a comparative measure.

OGK-5 compensates for these limitations by relying primarily on its IFRS operating results and using adjusted EBITDA only supplementally. See OGK-5's consolidated financial statements included elsewhere in this Information Statement.

Adjusted EBITDA is a measure of OGK-5's operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of OGK-5's operating performance under IFRS and should not be considered as an alternative to profit, operating income or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating activities or as a measure of OGK-5's liquidity. In particular, adjusted EBITDA should not be considered as a measure of discretionary cash available to OGK-5 to invest in the growth of its business.

(2) Adjusted EBITDA margin is defined as the ratio of adjusted EBITDA to revenues over a given period.

(3) Adjusted operating profit is defined as operating profit excluding gain from reversal of impairment of property, plant and equipment.

(4) Adjusted operating profit margin is defined as the ratio of adjusted operating profit to revenues over a given period.

	For the six months ended June 30,			For the years ended December 31,		
	2006	2005	2005 pro forma	2005	2005 pro forma	2004
	(in millions of RUR)					
Adjusted EBITDA reconciliation						
Profit/(loss) for the period	**3,963**	**248**	**1,107**	**4,910**	**6,224**	**(195)**
Add:						
Income tax (benefit)/charge	(3,100)	53	324	1,571	1,987	144
Finance costs	102	88	103	121	152	160
Reversal of impairment of property, plant and equipment	—	—	—	(6,361)	(6,361)	—
Depreciation	1,006	622	622	1,393	1,393	1,315
Adjusted EBITDA	1,971	1,011	2,156	1,634	3,395	1,424

	As at June 30,	As at December 31,	
	2006	2005	2004
	(in millions of RUR)		
Selected Balance Sheet Data			
Cash and cash equivalents	403	181	75
Current assets other than cash	4,342	3,334	1,530
Property, plant and equipment	42,953	18,121	11,351
Non-current assets other than property, plant and equipment	646	450	457
Total assets	48,344	22,086	13,413
Current liabilities	3,550	2,956	1,755
Non-current liabilities	5,876	3,166	1,971
Total shareholders' equity	38,918	15,964	9,687

	For the six months ended June 30,		For the years ended December 31,	
	2006	2005	2005	2004
	(in millions of RUR)			
Selected Cash Flow Data				
Net cash generated from/(used in) operating activities	237	(1,016)	516	499
Net cash used in investing activities	(815)	(96)	(1,563)	(533)
Net cash generated from financing activities	800	1,386	1,153	107

	For the six months ended June 30,			For the years ended December 31,		
	2006	2005	2005 pro forma	2005	2005 pro forma	2004
Operating Data						
Electricity output, GWh	19,281	5,565	16,819	11,937	35,147	11,321
Heat output, thousands GCal	3,965	916	3,701	1,914	6,554	1,965

TGK-5

The table below shows selected balance sheet data of TGK-5 as at December 31, 2005 which was extracted from the unaudited balance sheet of TGK-5 derived from the management accounts prepared using IFRS principles and included in Exhibit III of this Information Statement. TGK-5 has not yet prepared its financial statements in accordance with IFRS.

	As at December 31, 2005
	(in millions of RUR)
Selected Balance Sheet Data	
Cash and cash equivalents	156
Current assets other than cash	2,238
Property, plant and equipment	6,772
Non-current assets other than property, plant and equipment	474
Total assets	9,640
Current liabilities	1,506
Non-current liabilities	506
Total shareholders' equity	7,628

OPERATING AND FINANCIAL REVIEW OF THE RAO UES GROUP

The following discussion and analysis of the RAO UES Group's financial condition and the results of the RAO UES Group's operations should be read together with "Selected Historical Financial Information of the RAO UES Group" and the RAO UES Group's financial statements and the notes thereto, which are available in their entirety on RAO UES' website. The RAO UES Group's financial statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP and RAS.

For a discussion of certain differences between U.S. GAAP and IFRS as they relate to the RAO UES Group, see "Summary of Certain Differences between U.S. GAAP and IFRS". For a discussion of certain differences between IFRS and RAS as they relate to the RAO UES Group, see "Summary of Certain Differences between IFRS and RAS" included in Exhibit VI.

This discussion contains forward-looking statements reflecting UES Group's current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus.

Overview

The Russian Open Joint Stock Company Unified Energy System of Russia ("the RAO UES") was created on December 31, 1992, following the privatization of certain electricity power generation, transmission and distribution assets formerly under the control of the Ministry of Energy of the Russian Federation. Nuclear generation stations were not transferred to RAO UES.

The RAO UES Group consists of RAO UES and its related subsidiaries, associates and jointly controlled entity. For details of the RAO UES Group's principal subsidiaries as at December 31, 2005, see "RAO UES".

RAO UES is the largest power holding company in the Russian Federation. The RAO UES Group generates approximately 70% of all electricity and nearly one-third of all thermal energy in Russia. RAO UES and its subsidiaries together control approximately 72% of all generating capacity and approximately 96% of the high voltage transmission lines in the country.

In RAO UES Group's financial statements prepared in accordance with IFRS, its operations are divided into the following main business segments:

- ***"Generation segment"*** consists of companies responsible for electricity and heat generation. Among these are hydroelectric power plants, thermal stations, including stations with combined cycle technology and large boiler-houses. Generally these companies sell electricity to the wholesale market at tariffs set by the Federal Service on Tariffs of Russian Federation (FST). With the development of a competitive market, a small portion of the electricity generated is sold at market (unregulated) prices. Heat is sold within regional retail markets to final consumers at tariffs set by the Regional Services on Tariffs (RSTs).
- ***"Transmission segment"*** comprises the Federal Grid Company and System Operator, which maintain and operate the united national high voltage electricity transmission grids (over 110 kW) and perform electricity dispatch functions. The tariffs for transmission services in the unified national electricity grid are set by the FST.
- ***"Distribution segment"*** consists of companies which are responsible for the delivery of electricity through the low voltage distribution grids at tariffs set by RSTs. The majority of the distribution fees are charged by companies operating in the distribution segment to energy retail companies.
- ***"Retailing segment"*** consists of companies which mainly purchase electricity on the wholesale market and sell it to the customers at tariffs set by RSTs. The cost of sales of the retailing segment includes power purchased from the generation segment, the transmission fees charged by the transmission segment (where applicable) and the distribution fees charged by the distribution companies (where applicable).
- ***"Energos segment"*** consists of vertically-integrated companies, which are in the process of being restructured and are responsible for the generation, distribution and sale of heat and electricity. As a result of the

on-going restructuring, the size of this segment will be reduced and the newly-created companies will belong to separate entities within the power industry.

Relations with the State

As at October 1, 2006, the Russian Federation owned a 52.68% interest in RAO UES (22,715,371,537 RAO UES Shares, consisting of 22,569,848,313 RAO UES Ordinary Shares and 145,523,224 RAO UES Preferred Shares).

The Russian government affects the RAO UES Group's operations through:

- participation of its representatives in the Board of Directors of RAO UES;
- its tariff regulation within wholesale and retail electricity and heat markets;
- its control over and approval for the RAO UES Group companies' investment programs; and
- its antimonopoly regulation.

The FST regulates electricity and heat tariffs by setting maximum electricity and heat tariff levels for final consumers, wholesale market and infrastructural entities, and the RSTs set tariffs for electricity and heat in the regional retail market, including tariffs for final consumer and tariffs for electricity distribution through the low voltage distribution grids on regional retail markets.

Investment programs of electricity industry companies are subject to approval by state regulation bodies. Approval of the investment programs of RAO UES, the Federal Grid Company and the System Operator is within the competence of RF Ministry of Industry and Energy, the Ministry of Economic Development and Trade of the Russian Federation and FST. The RSTs approve the investment programs of regional distribution and energy sales companies.

The legal state regulatory framework for the electricity industry consists of regulations, as well as legislation, relating to natural monopoly regulation. For further discussion on the industry and the RAO UES restructuring, see "Industry Overview" and "RAO UES".

Certain factors affecting the results of operations

Regulation of heat and electricity tariffs

Compared with other countries, the Russian Federation has one of the lowest electricity tariffs in the world due to the current pricing regime, which is based on a "cost plus" approach. As a result, the present low electricity tariffs are, to a large extent, due to the domestic gas prices that remain substantially below the global average.

There is a cross-subsidy system in the Russian Federation which results in the setting of lower tariffs for some consumers groups and higher for others. Usually electricity tariffs are effectively subsidized for domestic utility users at the expense of industrial consumers.

Funds received from industrial consumers and available for subsidy are a form of social assistance provided from industrial consumers to domestic utility users, whose electricity tariffs are set below those of industrial consumers.

In recent years efforts have been made to reduce the effective cross-subsidy. During 2002, the average tariff for domestic users (net of VAT) was 67% of the average tariff for industrial consumers, while, in 2005, the average tariff for domestic users (net of VAT) was 99% of the average tariff for industrial consumers.

The impact of increases in fuel prices

The RAO UES Group utilizes large volumes of natural gas and coal, which are largely supplied by monopoly providers in the Russian Federation. The majority of the RAO UES Group's total natural gas requirements in 2005 and 2004 was supplied by the state-owned gas monopoly Gazprom under pre-agreed "limit" quotas at

regulated prices, with the remainder being purchased from independent gas producers at unregulated prices. In 2005, 2004 and 2003, fuel costs comprised 31.8%, 31.2%, and 30.5%, respectively, of the RAO UES Group total operating expenses.

The prices for fuel types other than gas, such as coal and fuel oil, are not subject to state regulation. Until recently the Russian government has kept gas prices relatively low. In 2006 the regulated gas purchase price for electric power plants was USD 48.3 per 1,000 cubic meters compared to an average of USD 47 per ton for coal. It is currently expected that the Russian government will increase gas prices on the domestic market for the purpose of stimulating gas delivery on the domestic market and increasing the efficiency of use of gas by Russian consumers.

An increase in gas prices coupled with the deregulation of the domestic gas market would lead to an increase of electricity tariffs in the regulated sector as a result of the application of accepted "cost-plus" method for establishing such tariffs. In the short-term the RAO UES Group has only a limited ability to switch from gas to alternative cheaper fuels, such as coal, due to the lack of adequate transportation facilities and storage, the need to make significant changes to generation equipment and strict environmental controls. However, the greater use of coal may be possible in the medium-term if investments are made in the construction of coal-fired electricity plants.

Seasonality

The RAO UES Group's sales of electricity and heat are influenced by both the seasons of the year and the relative severity of the weather. Typically, revenues from heating are concentrated within the months of October through March. A similar, although less intense, concentration of electricity sales occurs within the same period. The seasonality of electricity and heat production has a corresponding impact on the usage of fuel. Furthermore, during the periods of lower production from April to September, there is an increase in the expenditures on repairs and maintenance. As a result, the RAO UES Group faces higher working capital requirements during this period of the year.

Russian macroeconomic trends

Almost all of the RAO UES Group's operations are based in the Russian Federation and, as a result, Russian macroeconomic trends, including the overall growth in the economy and in the markets in which the RAO UES Group operates, significantly influence the RAO UES Group's performance. The table below summarizes certain key macroeconomic indicators relating to the Russian economy in 2003, 2004 and 2005 and the first six months of 2006.

	Six months ended June 30	Year ended December 31		
	2006	**2005**	**2004**	**2003**
GDP growth	6.3%	6.4%	7.2%	7.3%
Consumer price index	6.2%	10.9%	11.7%	12.0%
Unemployment rate	7.5%	7.2%	8.2%	8.6%

Source: Federal State Statistic Service

In recent years, the Russian Federation has been able to overcome the consequences of the 1998 financial crisis. GDP growth rates in the Russian Federation since 2002 have remained relatively high compared to North America and Europe. Since 2002, the Russian economy has benefited from the high proportion of oil and oil products in its export revenues and high oil prices on the international markets. The growth of the Russian Federation's economy during this period has resulted in growing electricity consumption and increases in the costs of fuel and labor due to greater demand. According to the Federal State Statistic Service, since 1998 electricity consumption in the Russian Federation has been increasing steadily at a compound annual growth rate of over 2%. The RAO UES Group expects that consumption growth will continue in the medium

term augmented by economic growth and an increase in household consumption due to general welfare improvements.

Taxes

The RAO UES Group is subject to a wide range of taxes imposed at the federal, regional, and local level and is one of the largest sources of tax revenue to the Russian federal authorities, as well as to the regional and local authorities in those regions and localities in which the RAO UES Group operates. The combination of political pressure on the federal, regional and local authorities to address social and economic issues and the difficulties associated with collecting from companies and enterprises in financial difficulties increase the risk that the Russian government, as well as regional and local governments, will seek to mitigate these problems by increasing the already substantial tax burden of the entities in the RAO UES Group.

The RAO UES Group's tax burden is largely determined by the taxes being accrued and subject to payment in the Russian Federation.

In addition to 24% income tax, the RAO UES Group is subject to a number of other taxes, many of which are based on volumetric measures. Other significant taxes being paid by the RAO UES Group include, but not limited to, the following:

- property tax at the rate up to 2.2% (the rate may vary depending on the regions) of the carrying value of property, plant and equipment based on Russian statutory accounts;
- VAT (in 2002 and 2003 the tax rate was 20%, starting from January 1, 2004 it was reduced to 18%); and
- social taxes of approximately 35%, based on gross salary payments.

Russian tax legislation is subject to varying interpretations and changes. Where management of RAO UES believes that it is probable that the RAO UES Group's interpretation of the relevant legislation and the RAO UES Group's tax positions cannot be sustained, an appropriate amount is accrued in the IFRS financial statements.

Deferred tax

As at December 31, 2005, 2004 and 2003, the RAO UES Group has not recognized a deferred tax liability in respect of temporary differences associated with investments in all its subsidiaries that may crystallize depending on how the RAO UES restructuring is effected in the future (see "— Profit tax").

Acquisitions

During the periods under review, the RAO UES Group made several acquisitions:

Acquisition of Telasi, Mtkvari, Transenergy and AES Georgia

In August 2003, the RAO UES Group acquired 100 percent of the shares of AES Silk Road, AES Gardabani and AES Georgia, all holding companies based in the Netherlands, from the AES Group. In addition, amounts receivable by the AES Group from the above companies amounting to RUR 15,923 million (USD 522 million) were acquired by the RAO UES Group. The total consideration paid in cash was RUR 704 million (USD 23 million).

The above holding companies owned 75 percent of AES Telasi, an entity which holds electricity distribution assets in Georgia; 100 percent of OOO AES Mtkvari, an entity which holds electricity and heat generation assets in Georgia; 50 percent of AES Transenergy, a Georgian entity which exports energy; and AES Georgia, the owner of the management rights of Khramesy 1 and 2 hydrogeneration plants.

Acquisition of Moldavskaya GRES and Saint Guidon Invest N.V.

In March 2005, RAO Nordic Oy, which belongs to the RAO UES Group, acquired 51 percent of the shares of ZAO Moldavskaya GRES (Republic of Moldova, Pridnestrovski region). The total consideration paid in cash

was RUR 1,400 million (USD 50 million). However, control over ZAO Moldavskaya GRES was not obtained as ZAO Moldavskaya GRES's charter required a 75% vote for any resolution to be passed.

In August 2005, RAO Nordic Oy acquired 100 percent of the shares of Saint Guidon Invest N.V. (Belgium), the holder of 49 percent of the shares of ZAO Moldavskaya GRES and the provider of a loan to ZAO Moldavskaya GRES in the amount of RUR 639 million (USD 22 million), including interest, as at the date of acquisition. The total consideration paid in cash was RUR 980 million (USD 35 million). Following this acquisition, the charter of ZAO Moldavskaya GRES was amended to the effect that only a majority of the votes was required to pass a resolution, and control over ZAO Moldavskaya GRES was, consequently, obtained.

In November 2005, RAO Nordic Oy and Saint Guidon Invest N.V. sold 37 percent and 12 percent of the shares of ZAO Moldavskaya GRES for RUR 998 million (USD 36 million) and RUR 89 million (USD 3 million), respectively. As a result, the RAO UES Group's interest in ZAO Moldavskaya was reduced to 51 percent.

Acquisition of ZAO Elektricheskie Seti Armenii

In June 2005, Interenergo B.V., a 40 percent owned subsidiary of RAO UES, obtained control over 100 percent of the shares of ZAO Electricheskie Seti Armenii (Republic of Armenia). The total consideration paid in cash was RUR 2,089 million (USD 73 million).

Acquisition of OAO Stantsiya Ekibastuzskaya GRES-2

In July 2005, Inter RAO UES, a member of the RAO UES Group, acquired 50 percent of the shares of OAO Stantsiya Ekibastuzskaya GRES-2 (Kazakhstan). The total consideration of RUR 288 million (USD 10 million) was paid by settlement of a debt owed by the vendor for electricity supplied by the RAO UES Group to Kazakhstan in the period from 1992 through 1996.

After assessing the level of control that the RAO UES Group has over Stantsiya Ekibastuzskaya GRES-2, management of RAO UES determined that RAO UES does not control Stantsiya Ekibastuzskaya GRES-2 and that it is a jointly controlled entity and, therefore, the equity accounting method is applied to recognize its investment.

Acquisition of OAO Power Machines Group

In December 2005, RAO UES acquired 22.4 percent of the share capital of OAO Power Machines Group ("Power Machines"). As at the acquisition date one of the RAO UES Group entities held a further 2.6 percent of the share capital of Power Machines and, as a result, RAO UES Group has built a blocking stake (25 percent plus one share). The principal activity of Power Machines is the manufacture and supply of equipment for hydro, steam, gas and nuclear power plants. The purchase consideration comprised cash paid of RUR 2,939 million (USD 102 million).

Critical accounting policies and estimates

Principles of consolidation

The RAO UES Group IFRS financial statements (which are available in their entirety on RAO UES' website) comprise the financial statements of the RAO UES and the financial statements of those entities whose operations are controlled by RAO UES. Control is presumed to exist when RAO UES controls, directly or indirectly through subsidiaries, more than 50 percent of voting rights. The RAO UES Group consolidates a number of companies in which the RAO UES Group owns less than 50 percent of the voting shares. In these circumstances, control exists on the basis of a significant shareholding combined with other factors which allow the RAO UES Group to exercise control, namely: the RAO UES has the majority in the Board of Directors, the RAO UES is the dominant owner or RAO UES has major influence over the company operations through its ownership and operation of the Unified Energy System.

The majority of the principal subsidiary companies were transferred to the RAO UES Group by the state on and after the incorporation of RAO UES as a joint-stock company, or as a result of the RAO UES Group restructuring. These transfers represent a reorganization of assets under common control and, accordingly, were accounted for in a manner similar to the uniting of interests method of accounting from the date of privatization of each Group entity, or from the date of Group restructuring.

All inter-company balances and transactions have been eliminated. The minority interest has been disclosed as part of equity.

Property, plant and equipment

Property, plant and equipment is stated at depreciated cost less impairment. Deemed cost was initially determined by a third party valuation as at December 31, 1997 and restated for the impact of inflation until December 31, 2002. Adjustments are made for additions, disposals and depreciation charges. At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount which is determined as the higher of an asset's fair value less costs to sell and its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognized as an expense (impairment loss) in the statement of operations. An impairment loss recognized in prior years is reversed if there has been a change in the estimates used to determine an asset's recoverable amount.

The amounts determined by the third party valuation represent an estimate of depreciated replacement cost. The third party valuation was performed in order to determine a basis for cost, because the historical accounting records for property, plant and equipment were not readily available, in accordance with paragraph 16 of IAS 29. Therefore, this third party valuation is not a recurring feature since it was intended to determine the initial cost basis of property, plant and equipment and the RAO UES Group has not adopted a policy of revaluation on subsequent measurement. The change in carrying value arising from this valuation was recorded directly to retained earnings.

Renewals and improvements are capitalized and the assets replaced are retired. The cost of repair and maintenance are expensed as incurred. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

Depreciation on property, plant and equipment is calculated on a straight-line basis over the estimated useful life of the asset when it is available for use. For the property, plant and equipment which were subject to the third party valuation as at December 31, 1997, the depreciation rate applied is based on the estimated remaining useful lives as at the valuation date. The useful lives, in years, of assets by type of facility are as follows:

Type of facility	Acquired prior to December 31, 1997	Acquired subsequent to December 31, 1997
Electricity and heat generation	3 - 50	20 - 50
Electricity transmission	14 - 19	25
Electricity distribution	3 - 40	25
Heating network	3 - 43	20
Other	8 - 24	10

Deferred profit taxes

Deferred profit tax is provided using the balance sheet liability method for tax loss carry forwards and temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. In accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry

forwards will be utilized. Deferred tax assets and liabilities are netted only within the individual companies of the RAO UES Group. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profit will be available against which the deductions can be utilized.

Deferred profit tax is not provided for the undistributed earnings of subsidiaries, as the RAO UES Group requires profits to be reinvested, and only insignificant dividends are declared. Deferred profit tax is provided for the undistributed earnings of associated enterprises.

Effect of hyperinflation

Prior to January 1, 2003 the adjustments and reclassifications made to the statutory records for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the Russia Rubles (RUR) in accordance with International Accounting Standards 29 ("IAS") ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicated that hyperinflation ceased, effective from January 1, 2003 the RAO UES Group no longer applied the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current as at December 31, 2002 are treated as the basis for the carrying amounts in these financial statements.

Impairment of assets

At each balance sheet date, the RAO UES Group assesses whether there is any indication that the recoverable amount of the RAO UES Group's assets has declined below the carrying value. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of income in the period in which the reduction is identified. If conditions change and management determines that the asset value has increased, the impairment provision will be fully or partially reversed.

Accounting for impairment includes provisions against property, plant and equipment, investments, other non-current assets and inventory obsolescence. The provisions for liabilities and charges primarily include provisions for environmental and pension liabilities and for expected liabilities associated with legal proceedings. The RAO UES Group records impairment or accrues these provisions when its assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered, and an amount can be reasonably estimated. Management estimates for provisions for liabilities and charges are based on currently available facts and estimates of the ultimate outcome or resolution of the liability in the future.

Actual results may differ from the estimates, and the management's estimates can be revised in the future, either negatively or positively, depending upon the outcome or expectations based on the facts surrounding each exposure. Provisions for pension obligations are periodically adjusted based on updated actuarial assumptions.

Impairment of property, plant and equipment

The RAO UES Group uses various assumptions in the calculation of the recoverable value of property, plant and equipment. Variations in these assumptions may give rise to a significantly different amount for the impairment provision. In management's opinion, the existing provision represents the best estimate of the impact of impairment as a result of the current economic conditions in the Russian Federation.

Changes in the value of the RAO UES Group's principal operating assets may occur mostly due to:

- fluctuating electricity tariffs set for the RAO UES Group;
- growth of gas prices set in the Government's forecast;
- fluctuating demand for both electricity and heat; and

• consequences of the RAO UES Group's restructuring.

Impairment provision for accounts receivable

The impairment provision for accounts receivable is based on the management's assessment of the collectibility of specific customer accounts. If there is a deterioration in a major customer's creditworthiness or actual defaults are higher than the estimates, the actual results could differ from these estimates.

Useful lives of property, plant and equipment

The estimation of the useful lives of an item of property, plant and equipment is a matter of the RAO UES Group's judgment based upon experience with similar assets. In determining the useful life of an asset, the management considers the expected usage, estimated technical obsolescence, physical wear and tear and the physical environment in which the asset is used. Changes in any of these conditions or estimates may result in adjustments for future depreciation rates.

Disclosures about market risks

Financial risk factors

The RAO UES Group's activities expose to a variety of financial risks, including the effects of changes in foreign currency exchange rates, changes in interest rates and the collectibility of receivables.

Credit risk

Financial assets which potentially subject the RAO UES Group entities to concentrations of credit risk consist principally of trade receivables including promissory notes. Credit risks related to trade receivables are systematically monitored and are considered when the allowance for doubtful debtors is made. The carrying amount of trade receivables, net of the allowance for doubtful debtors, represents the maximum amount exposed to credit risk. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the RAO UES Group beyond the allowance for doubtful debtors already recorded.

Cash is placed in financial institutions which are considered at the time of deposit to have a minimal risk of default.

Foreign exchange risk

The RAO UES Group's operations are primarily within the Russian Federation, with only limited exports of electricity. The majority of the RAO UES Group's purchases are denominated in RUR. The major concentration of foreign exchange risk is in relation to foreign currency denominated sales and purchase commitments and foreign currency denominated debt.

Interest rate risk

The RAO UES Group's income and operating cash flows are substantially independent of changes in market interest rates. The RAO UES Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term borrowings. The majority of interest rates on long term borrowings are fixed. The RAO UES Group has no significant interest-bearing assets. Currently the RAO UES Group does not have a formal program focusing on the unpredictability of financial markets or seeking to minimize potential adverse effects on the RAO UES Group's financial performance.

Results of operations for the year ended December 31, 2005 compared with the year ended December 31, 2004 and for the year ended December 31, 2004 compared with the year ended December 31, 2003

Revenues

Revenues for the year ended December 31, 2005 increased by RUR 84,998 million, or 13%, and reached RUR 764,655 million, compared with RUR 679,657 million for the year ended December 31, 2004. Revenues for the year ended December 31, 2004 increased by RUR 86,508 million, or 15%, and reached RUR 679,657 million, compared with RUR 593,149 million for the year ended December 31, 2003.

	Year ended December, 31		
	2005	2004	2003
	(in millions of RUR)		
Electricity	570,982	513,933	453,243
Heating	131,899	114,908	100,117
Transmission	14,138	5,993	2,661
Other	47,636	44,823	37,128
Total revenues	**764,655**	**679,657**	**593,149**

Electricity revenues

In the years 2004 and 2005, the Russian government applied the procedures for electricity tariff setting on the basis of forecasted inflation rates and a number of other indicators, including higher gas prices, higher maintenance costs and rises in wages.

The RAO UES Group's revenues are primarily dependent on the price at which the RAO UES Group can sell heat and electricity in the Russian Federation. The Federal, regional or local government have a direct influence over the RAO UES Group operations through regulation of the electricity tariff by FST, with respect to wholesale energy purchases, and by RSTs, with respect to retail electricity and heat sales.

The increase in the amount of electricity revenues in the year ended December 31, 2005, when compared to those for the year 2004, was due to an increase of approximately 9% in the approximately average tariffs and a 2% increase in volume of electricity sold. Actual inflation rate for the year 2005 was 11% higher than the growth of the average tariffs for electricity.

The increase in the amount of electricity revenues in the year ended December 31, 2004, when compared to those for the year 2003, was due to an increase of approximately 11% in the average tariffs and 2% increase in electricity volume sold. Actual inflation rate for the year 2004 was approximately 12% higher than the growth of the average tariffs for electricity.

RAO UES Group's share in national production of electricity was approximately 70% during the years 2004 and 2005 and approximately 69% during the year 2003.

Heat revenues

The increase in the amount of heat revenues in the year ended December 31, 2005, when compared to those for the year 2004, was due to an approximately 15% increase of the average tariffs. The volume of heat sold did not change significantly in 2005 as compared to 2004.

The increase in the amount of heat revenues in the year ended December 31, 2004, when compared to those for the year 2003, was due to an approximately 15% increase of the average tariffs. The volume of heat sold did not change significantly.

RAO UES Group's share in national production of heat was approximately 32% in 2005, 2004 and 2003.

Transmission revenues

Revenues related to transmission services provided by the RAO UES Group entities to third parties increased in 2005 by RUR 8,145 million, or by 136% in 2005, as compared to 2004.

Revenues related to transmission services provided by the RAO UES Group entities to the third parties increased in 2004 by RUR 3,332 million, or by 125%, as compared to 2003.

The increase in the revenues derived from the provision of transmission services in both 2005 and 2004 reflects both the higher volumes of electricity purchased by third party consumers in the free market, and the resulting increase in demand for transmission services, and an increase of tariffs for such services.

The RAO UES Group expects further growth of revenues from transmission services as the volume of electricity purchased in the free market is likely to increase in the short-to-medium term.

Other revenues

Other revenues comprise mainly of sale of by products related to electricity and heat production, repair and maintenance services and rent income. Other revenues for the year 2005 amounted to RUR 47,636 million, which was an increase of RUR 2,813 million, or 6.3%, from 2004.

The increase in the other revenues in 2005, when compared to those for 2004, was mainly due to an increase in sales of by products related to electricity and heat production by RUR 1,394 million (for example, treated water) and rent income by RUR 1,848 million.

Other revenues for the year 2004 increased by RUR 7,695 million, or 20.7%, and amounted to RUR 44,823 million, compared with RUR 37,128 million for 2003.

The increase in other revenues in 2004, when compared to those for 2003, was mainly due to the recognition of income received under compensation agreements from Mosenergo in the amount of RUR 4,901 million and income from the writeoff / (forgiveness) of previously recorded fines relating to overdue payables to fuel suppliers in Kamchatskenergo the amount of RUR 3,612 million.

Other operating income

Other operating income in 2005 represented the gain from the sale of a 70 percent shareholding in Media-Holding REN TV, a Russian entity which holds and operates television broadcasting equipment and licenses in Russia.

Operating expenses

Operating expenses in 2005 increased by RUR 96,141 million, or 16%, and amounted to RUR 695,704 million, compared with RUR 599,563 million for 2004.

Operating expenses in 2004 increased by RUR 65,903 million, or 12%, and reached RUR 599,563 million, compared with RUR 533,660 million for 2003.

The main increase in operating expenses relates to the following types of expenses:

	Year ended December, 31					
	2005		2004		2003	
	(in millions of RUR, except percentages)					
Raw materials and consumables used	241,794	34.8%	201,022	33.5%	174,564	32.7%
including fuel expenses	*221,032*	*31.8%*	*186,777*	*31.2%*	*161,251*	*30.2%*
Employee benefit expenses and payroll taxes	129,229	18.6%	104,994	17.5%	96,172	18.0%
Third parties services	86,046	12.3%	72,898	12.2%	59,513	11.2%
Purchased power	82,862	11.9%	76,017	12.7%	70,312	13.2%
Depreciation and impairment of property, plant and equipment	74,260	10.7%	69,179	11.6%	61,771	11.6%
Electricity and heat distribution expenses	14,530	2.1%	9,753	1.6%	6,081	1.1%
Doubtful debtors expenses	10,013	1.4%	4,848	0.8%	(1,536)	(0.3)%
Other taxes	9,549	1.4%	12,173	2.0%	13,371	2.5%
Water usage expenses	8,572	1.2%	8,598	1.4%	7,589	1.4%
Other expenses	38,849	5.6%	40,081	6.7%	45,823	8.6%
Total operating expenses	**695,704**	**100%**	**599,563**	**100%**	**533,660**	**100%**

Raw materials and consumables used

Raw material and consumables used in 2005 increased by RUR 40,772 million, or 20%, and reached RUR 241,794 million, compared with RUR 201,022 million for 2004.

The increase in 2005 in raw materials and consumables resulted mainly from the increase in the prices for all types of fuel, which increased on average by 17.9%, and the increase in volume of fuel consumed by 0.7%.

Raw material and consumables used in 2004 increased by RUR 26,458 million, or 15%, and reached RUR 201,022 million, compared with RUR 174,564 million in 2003.

The increase in 2004 in raw materials and consumables resulted mainly from the increase in the prices for all types of fuel, which increased on average by 16.0%, while the consumption of fuel decreased by 0.1%.

Fuel expenses for the periods under review broken down by types are presented in the table below:

	Year ended December, 31					
	2005		2004		2003	
	(in millions of RUR, except percentages)					
Natural gas	157,068	71.1%	128,958	69.0%	104,084	64.5%
Coal	48,117	21.7%	43,266	23.2%	41,546	25.8%
Fuel oil	15,847	7.2%	14,553	7.8%	15,621	9.7%
Total fuel expenses	**221,032**	**100%**	**186,777**	**100%**	**161,251**	**100%**

Fuel usage is directly related to the volume of electricity produced.

The increase in fuel expenses of 18% from RUR 186,777 million in 2004 to RUR 221,032 million in 2005 was primarily a result of 21% increase in average domestic natural gas prices in 2005.

The increase in fuel expenses of 16% from RUR 161,251 million in 2003 to RUR 186,777 million in 2004 was primarily driven by a 20% increase in the average domestic natural gas prices in 2004.

The ability of the RAO UES Group to change the structure of fuel consumption in terms of various fuel types is somewhat limited. In particular, the use of cheaper fuel with unregulated prices, such as coal, by power plants that are technologically capable of using such fuel, is limited due to logistical problems and ecological concerns.

Employee benefit expenses and payroll taxes

In the year ended December 31, 2005, employee benefit expenses and payroll taxes increased by RUR 24,235 million, or 23%, and reached RUR 129,229 million, compared with RUR 104,994 million in 2004. The increase in the employee benefits expenses was mainly driven by an average 24% increase in average salary for almost all grades of the RAO UES Group employees and by the increase in the expenses related to pension obligations due to changing actuarial assumptions, partly offset by an approximately 5% reduction in the number of employees of the RAO UES Group.

In the year ended December 31, 2004, employee benefit expenses and payroll taxes increased by RUR 8,822 million, or 9% to RUR 104,994 million from RUR 96,172 million for 2004. The increase in the employee benefits expenses was mainly driven by an increase in average salary by approximately 10% in 2004.

Third parties services

	Year ended December, 31					
	2005		2004		2003	
	(in millions of RUR, except percentages)					
Repairs and maintenance	53,043	61.6%	47,124	64.6%	41,936	70.5%
Consulting, legal and information services	6,518	7.6%	4,645	6.4%	3,045	5.1%
Insurance expense	5,500	6.4%	5,044	6.9%	4,552	7.6%
Rent	5,213	6.1%	4,925	6.8%	2,521	4.2%
Security services	4,433	5.2%	3,247	4.5%	1,910	3.2%
Transportation services	3,727	4.3%	2,875	3.9%	2,136	3.6%
Bank services	3,195	3.7%	2,462	3.4%	2,057	3.5%
Other	4,417	5.1%	2,576	3.5%	1,356	2.3%
Total third parties services	**86,046**	**100%**	**72,898**	**100%**	**59,513**	**100%**

In the year ended December 31, 2005, third parties services increased by RUR 13,148 million, or 18% to RUR 86,046 million from RUR 72,898 million for 2004.

In the year ended December 31, 2004, third parties services increased by RUR 13,385 million, or 22%, and reached RUR 72,898 million, compared with RUR 59,513 million for 2003.

The increase in third parties services was mainly due to an increase in the level of repair and maintenance activities in several significant entities in the RAO UES Group. This increase reflected an increase in the level of repair work undertaken, the greater complexity of the repairs as result of the increasing age of many of the properties, plants and equipments base and inflationary increases in the prices for materials and services.

Repair and maintenance expenses include scheduled on-going maintenance activities and minor repair work. More significant repairs or replacements are capitalized according to the RAO UES Group's accounting policy. Repair and maintenance expenses will fluctuate from year-to-year based on planned maintenance activities. The RAO UES Group entities perform some of their own maintenance works, with the rest being outsourced to outside contractors.

Purchased power

In the year ended December 31, 2005, the costs related to purchased power increased by RUR 6,845 million, or 9%, and reached RUR 82,862 million, compared with RUR 76,017 for 2004. This increase was mainly due to an increase in the average tariffs for purchased electricity by approximately 10% in 2005.

In the year ended December 31, 2004, the costs related to purchased power increased by RUR 5,705 million, or 8%, and reached RUR 76,017 million, compared with RUR 70,312 million for 2003. This increase was due to an increase in the average tariffs for purchased electricity by 7.6% in 2004.

The majority of electricity purchases by the RAO UES Group is from the state-controlled nuclear power entity, Rosenergoatom, at tariffs set by FST.

Depreciation and impairment of property, plant and equipment

In the year ended December 31, 2005, the expenses associated with the depreciation and impairment of property, plant and equipment increased to RUR 74,260 million, which represented an increase of 5,081 million, or 7%, compared with RUR 69,179 million for 2004.

In the year ended December 31, 2004, the expenses associated with the depreciation and property, plant and equipment impairment increased to RUR 69,179 million increased by RUR 7,408 million, or 12% from RUR 61,771 million for 2003.

The increases in expenses associated with depreciation of property, plant and equipment reflected an increase in the amount of the operating property, plant and equipment during the periods under review as a result of the on-going technological development of the RAO UES Group.

In the year ended December 31, 2005 and in the year ended December 31, 2004, the RAO UES Group recognized an impairment loss of RUR 4,459 million and RUR 3,687 million, respectively, in respect of certain property, plant and equipment and construction in progress. The impairment losses recognized related mainly to assets located in the Chechen Republic. As a consequence of the military, political and economic situation in the Chechen Republic, management believes the RAO UES Group is unlikely to be able to generate positive cash flow from the operations of its assets in the Chechen Republic in the foreseeable future.

Electricity and heat distribution expenses

In the year ended December 31, 2005, electricity and heat distribution expenses increased by RUR 4,777 million, or 49%, and reached RUR 14,530 million, compared with RUR 9,753 million for 2004.

In the year ended December 31, 2004, electricity and heat distribution increased by RUR 3,672 million, or 60%, and reached RUR 9,753 million, compared with RUR 6,081 million for 2003.

The increases in electricity and heat distribution expenses during both 2005 and 2004 were due to an increase in tariffs established by municipal authorities for local transportation of electricity and heat and the increase in the volume of transportation services provided to the RAO UES Group by local municipal distribution companies.

Doubtful debtors expenses

In the year ended December 31, 2005, doubtful debtors expenses increased by RUR 5,165 million to RUR 10,013 million, compared with RUR 4,848 million for 2004. This increase was caused mainly by the re-assessment of the collectibility of certain trade receivables from municipal electricity and heat supply companies.

In the year ended December 31, 2004, doubtful debtors expense increased by RUR 6,384 million to RUR 4,848 million, compared with a release of doubtful debtors provision in the amount of RUR 1,536 million for 2003. The increase was primarily caused by additional provisioning of trade receivables due from electricity companies in the Moscow region by Mosenergo, as well as other doubtful debtors provisioning in various entities of the RAO UES Group.

The RAO UES Group determines the allowance for doubtful debtors based on specific customer identification, customer payment trends, subsequent receipts and settlements and the analysis of expected future cash flows. Based on the expected collection rate, discount rates of 11-19% are used in the estimation of the fair value of future cash flows. The effects of discounting are reflected in the doubtful debtor allowance and expense. Management believes that the RAO UES Group entities will be able to realize the net receivable amount through direct cash collections or other non-cash settlements, and that, therefore, the recorded value approximates the fair value of the net receivable amount.

Other taxes

In the year ended December 31, 2005, other taxes decreased by RUR 2,624 million, or 22%, and reached RUR 9,549 million, compared with RUR 12,173 million for 2004.

The decrease was mainly due to restructured tax fines and penalties which were written-off in the year 2005. In accordance with Government Resolution No. 1002, dated September 3, 1999, most members of the RAO UES Group have restructured taxes, including fines and interest to be repaid over a period of up to 10 years. Non-adherence to certain payment schedules could result in the gross amount of taxes payable, including fines and interest, becoming due on demand.

In the year ended December 31, 2004, other taxes decreased by RUR 1,198 million, or 9%, and reached RUR 12,173 million, compared with RUR 13,371 million for 2003. This decrease was primarily due to the following offsetting effects: an increase by RUR 1,006 million in property tax expense as a result of the tax rate increasing from 2% to 2.2% and a decrease in 2004 in tax fines and penalties by RUR 1,794 million as compared to 2003 due to write offs or forgiveness of restructured tax penalties during 2004.

Water usage expenses

In the year ended December 31, 2005, water usage expenses remained stable, being RUR 8,572 million, compared with RUR 8,598 million in 2004.

In the year ended December 31, 2004, water usage expenses increased to RUR 8,598 million, which represented an increase of RUR 1,009 million, or 13% from RUR 7,589 million for 2003. Water usage expenses increased in 2004 compared with 2003, mainly as a result of higher local water usage tariffs.

Other expenses

In the year ended December 31, 2005, other expenses decreased by RUR 1,232 million, or 3%, and reached RUR 38,849 million, compared with RUR 40,081 million for 2004.

In the year ended December 31, 2004, other expenses decreased by RUR 5,742 million, or 13%, and reached RUR 40,081 million, compared with RUR 45,823 million for 2003.

Other expenses consist of a number of expenses (including bank charges, charity, social expenses and consulting services), which did not represent either individually or cumulatively significant expenses.

Finance costs

	Year ended December, 31		
	2005	**2004**	**2003**
	(in millions of RUR)		
Interest expense (debts)	7,953	8,480	7,736
Interest expense (release of prior period discounting)	9,390	9,129	9,211
Leasing finance charges	437	—	—
Foreign exchange loss/(gain)	229	(774)	(1,560)
Total	**18,009**	**16,835**	**15,387**

In the year ended December 31, 2005, finance costs increased by RUR 1,174 million, or 7%, and reached RUR 18,009 million, compared with RUR 16,835 million for 2004.

In the year ended December 31, 2004, finance costs increased by RUR 1,448 million, or 9%, and reached RUR 16,835 million, compared with RUR 15,387 million for 2003.

Fluctuations in exchange rates, and consequent foreign exchange gains and losses, are the most significant factor explaining the changes in total finance costs between the years 2003, 2004 and 2005.

In the year ended December 31, 2005, the interest expense on debts decreased due to lower interest rates on bank loans of 10-15% in 2005 as compared to 12-16% in 2004. Also the RAO UES Group issued long-term bonds with interest rates of approximately 7-11%.

In the year ended December 31, 2004, the increase of interest expense on debts resulted from the higher level of borrowings. The effect of increase in debts on interest expense was partially offset by lower interest rates on the loans.

Interest expense (release of prior period discounting) represents the effect of discounting of restructured payable amounts of taxes and penalties over the periods under review.

Profit tax

	Year ended December, 31		
	2005	2004	2003
	(in millions of RUR)		
Current profit tax charge	(28,867)	(24,151)	(16,621)
Deferred profit tax (charge)/benefit	(291)	4,054	(8,133)
Total profit tax charge	**(29,158)**	**(20,097)**	**(24,754)**

In the year ended December 31, 2005, profit tax expense increased by RUR 9,061 million, or 45%, and amounted to RUR 29,158 million, compared with RUR 20,097 million for 2004.

The change in total profit tax expenses in 2005 was mainly a result of:

- an increase in current profit tax charge by RUR 4,716 million as compared to 2004, and higher level of non-deductible expenses caused by a considerable growth of taxable income from operations in almost all the RAO UES Group entities; and
- an increase in deferred profit tax net charge by RUR 4,345 million as compared to 2004, as a result of the non-recognition of deferred tax assets in all reorganized RAO UES Group entities as a result of uncertainty over the availability of future taxable profits against which the RAO UES Group entities can utilize the benefits.

Overall, as a result of the above factors, the effective profit tax rate increased to 54.8% in 2005 from 31.9% in 2004 due to the increase of non-deductible expenses in all RAO UES Group entities.

In the year ended December 31, 2004, profit tax expense decreased by RUR 4,657 million, or 19%, and reached RUR 20,097 million, compared with RUR 24,754 million for 2003.

The change in total profit tax expenses in 2004 was mainly a result of:

- an increase in the current profit tax charge by RUR 7,530 million primarily due to the reduction in the depreciation charge recorded for taxation purposes, which resulted from the tax depreciation period for certain assets. As a rule, the periods of the property, plant and equipment depreciation used for income tax calculation are considerably shorter than their actual useful lives, which are the basis for the depreciation charges for financial reporting purposes;
- a large deferred tax benefit was recognized in 2004 reflecting both the recognition of a deferred tax asset in respect of doubtful debts and a benefit associated with the unwinding of part of a previously recognized liability created in respect of accelerated tax depreciation on property, plant and equipment.

Where the IFRS carrying value of property, plant and equipment is below their net tax value, a potential deferred tax asset arises. As at December 31, 2005, 2004 and 2003, the RAO UES Group did not recognize deferred tax assets in the amount RUR 10,489 million, RUR 6,694 million, and RUR 8,773 million, respectively, because it is unlikely that future taxable profits will be available against which the RAO UES Group can utilize the benefits therefrom. Tax losses can be carried forward for a maximum of 10 years.

In accordance with Russian tax legislation, tax losses in different RAO UES Group companies may not be offset against taxable profit of other RAO UES Group companies. Accordingly, profit tax may accrue even where there is a net consolidated tax loss.

As at December 31, 2005, 2004 and 2003, the RAO UES Group had not recognized a deferred tax liability in respect of temporary differences associated with investments in all its subsidiaries that may be incurred depending on how the RAO UES restructuring is effected in the future. The RAO UES Group has a certain amount of control over the timing of the reversal of these temporary differences as it intends to perform the restructuring in a manner that would not result in incurring any substantial additional tax liabilities, and therefore, it is likely that the temporary differences will not reverse in the foreseeable future. The potential deferred tax liability in respect of the temporary differences could vary from zero to RUR 82,000 million depending on the methods used to complete the RAO UES restructuring. Where management currently envisages changes triggering taxable events, the deferred tax consequence has been recognized. In the year ended December 31, 2005, an additional deferred tax liability of RUR 600 million was recognized in respect of such taxable events.

Liquidity and capital resources

The primary source of liquidity of the RAO UES Group is cash provided from operating activities and debt financing. It is currently expected that in the short-to medium-term, the budgeted capital expenditures, interest and dividend payments of the RAO UES Group will be financed mainly out of operating cash flows supplemented by additional borrowings.

Capital expenditures

The RAO UES Group business is heavily dependent on plants and equipments, many of which are old and require periodic upgrading, improvement and repair. Investments to maintain, expand and increase the efficiency of production, transmission and distribution facilities are, accordingly, an important priority and have a significant effect on the RAO UES Group's cash flows and results of operations.

The most material increases of property, plant and equipment net book value in the three-year period under review were in following types: electricity and heat generation, electricity distribution and transmission and construction in progress.

The success of the long-term objectives of the RAO UES Group will be dependent on its ability to raise the financing needed in connection with its technical refurbishment program and property, plant and equipment replacement program. The RAO UES Group developed the investment program for the year 2006, which was approved by the Russian government. According to the 2006 investment program, strategic sites for capital investments are the following: Bureyskaya GES, Kaliningradskaya TETS, Sochinskaya TETS, Irganayskaya GES, Zelenchugskaya GES and Ivanovskaya GRES.

As at December 31, 2005, capital commitments were RUR 89,772 million, compared with RUR 46,555 million as at December 31, 2004. The increase of RUR 43,217 million in 2005 was due to the increase of future capital expenditures for which contracts had been signed.

As at December 31, 2004, capital commitments were RUR 46,555 million, compared with RUR 43,517 million as at December 31, 2003. The increase of RUR 3,038 million in 2004 was due to the increase of future capital expenditures for which contracts had been signed.

As at December 31, 2005, 2004 and 2003, the most significant capital commitments were in the following RAO UES Group entities:

	As at December 31,		
	2005	2004	2004
	(in millions of RUR)		
Federal Grid Company	22,413	9,367	8,168
Ivanovskiye PGU	5,573	7,065	—
Sayano-Shushenskaya GES	6,026	446	—
Severo-Zapadnaya TETs	2,682	7,198	6,256
Moskovskaya Teplosetevaya company	4,320	—	—
Mosenergo	1,016	5,050	3,789
Lenenergo	2,225	325	1,956
Chelyabinskaya generating company	1,297	—	—
Moskovskaya oblastnaya elektrosetevaya company	1,044	—	—
Khabarovskenergo	1,243	2,287	54
Kaliningradskaya TETs	—	2,175	6,759
Dalenergo	29	9	3,238
Bureyskaya GES	—	392	2,555
Bogouchanskaya GES	—	231	700
Other	41,904	12,010	10,042
Total capital commitments	**89,772**	**46,555**	**43,517**

The substantial increase of capital commitments is in line with the plans of the RAO UES Group and the increase in cash used for investing activities.

Summary of cash flows

	For the year ended December 31,		
	2005	2004	2003
	(in millions of RUR)		
Net cash generated by operating activities	90,775	81,356	81,033
Net cash used for investing activities	(106,180)	(83,984)	(61,569)
Net cash generated by/(used for) financing activities	16,686	6,494	(5,055)

Net cash generated by operating activities

For the year ended December 31, 2005, net cash provided by operating activities increased by RUR 9,419 million compared to that for the year ended December 31, 2004. This was primarily due to the following reasons:

- profit before profit tax decreased by RUR 9,815 million in the year ended December 31, 2005 compared to that for the year ended December 31, 2004;

- depreciation and impairment of property, plant and equipment increased by RUR 5,010 million in the year ended December 31, 2005 compared to that for the year ended December 31, 2004. The increase was due to overall increase in the number of property, plant and equipment. See "Depreciation and impairment of property, plant and equipment";

- doubtful debtors expense increased by RUR 5,165 million for the year ended December 31, 2005 compared to that for the year ended December 31, 2004. The change in the bad debt provision was primarily caused by the doubtful debtors provisioning of trade receivable from municipal electricity and heat supply

companies, as well as other doubtful debtors provisioning in various entities of the RAO UES Group. See "Doubtful debtors expenses";

- the amount of cash used for the working capital changes decreased by RUR 16,803 million for the year ended December 31, 2005 compared to the year ended December 31, 2004, primarily due to increases in both accounts payable and taxes payable.

For the year ended December 31, 2004, net cash provided by operating activities increased by RUR 323 million compared to that for the year ended December 31, 2003. This was primarily due to the following reasons:

- profit before profit tax increased by RUR 13,911 million in 2004 compared to the year ended December 31, 2003;
- depreciation and impairment of property, plant and equipment increased by RUR 7,347 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. The increase was due to the overall increase in operating property, plant and equipment. See "Depreciation and impairment of property, plant and equipment";
- doubtful debtors expense increased by RUR 6,384 million for the year ended December 31, 2004 compared to that for the year ended December 31, 2003. Change in the bad debt provision was primarily caused by the bad debt provisioning of trade receivable of electricity supply companies of the Moscow Region in Mosenergo, as well as other bad debt provisioning in various entities of the RAO UES Group. See "Doubtful debtors expenses";
- the amount of cash used for the working capital changes increased by RUR 24,197 million primarily due to a decline in the value of accounts payable and a decline in the amount of cash generated by settlement of other current assets.

Net cash used for investing activities

The principal use of cash used in investing activities over the periods under review was the purchase of property, plant and equipment and acquisitions of entities. See also "Certain factors affecting the results of operations — Acquisitions".

Cash outflow from investing activities increased by RUR 22,196 million to RUR 106,180 million in 2005, compared to 2004. Cash outflows in 2005 included capital investment reflected in the acquisition of property, plant and equipment totaling RUR 102,386 million. In 2005, significant net cash outflows related to the acquisition of 22.4 percent of the share capital of OAO Power Machines Group, in the amount of RUR 2,939 million, and 100 percent of the shares of ZAO Electricheskie Seti Armenii, in the amount of RUR 2,089 million, which were partially offset by the proceeds from the sale of Media-Holding REN TV, in the amount of RUR 2,683 million.

Cash outflow from investing activities increased in 2004 by RUR 22,415 million to RUR 83,984 million compared to 2003, mainly due to the higher level of cash used in the acquisition of property, plant and equipment, which amounted to RUR 85,319 million in 2004.

Net cash generated by financing activities

In the year ended December 31, 2005, the level of cash inflow from financing activities increased by RUR 10,192 million to RUR 16,686 million from RUR 6,494 million for the year ended December 31, 2004. The increase was mainly due to new borrowings in the year 2005 in an amount significantly exceeding debts repaid. The increase was partly offset by the cash outflow on the purchase by Lenenergo its treasury shares for RUR 2,758 million.

In the year ended December 31, 2004, the level of cash inflow from financing activities was RUR 6,494 million and there was cash outflow amounting to RUR 5,055 million. The increase by RUR 11,549 million was mainly due to new borrowings in 2004 in an amount significantly exceeding debts repaid.

The amount of new borrowings in the year ended December 31, 2005 exceeded the amount of the borrowings repaid by RUR 35,920 million.

The amount of new borrowings in the year ended December 31, 2004 exceeded the amount of the borrowings repaid by RUR 22,668 million.

The following table sets forth the RAO UES Group's borrowings as at the dates indicated:

	As at December 31,		
	2005	2004	2003
	(in millions of RUR)		
Short-term borrowings, including:	88,701	65,949	50,496
Current portion of long-term borrowings	10,095	7,378	4,317
Long-term borrowings	38,792	20,047	12,556
Total borrowings	**127,493**	**85,996**	**63,052**

Over the periods under review, the RAO UES Group has entered into a number of RUR- and foreign currency-denominated loan agreements.

Short-term borrowings

In the year ended December 31, 2005, short-term borrowings increased by RUR 22,752 million, or 34%, compared with short-term borrowings as at December 31, 2004. Major increases occurred in Inter-RAO (RUR 4,351 million), RAO UES Head Office (RUR 3,740 million), Lenenergo and Peterburgskaya Generating Company (RUR 2,109 million), TGC-9 (RUR 1,750 million), Kaliningradskaya TETS (RUR 1,664 million), Ivanovskiye PGU (RUR 1,600 million) and Altayenergo (RUR 1,013 million).

In the year ended December 31, 2005, the current portion of long-term borrowings increased by RUR 2,717 million, or 37%, and reached RUR 10,095 million as at December 31, 2005, compared with RUR 7,378 million as at December 31, 2004.

In the year ended December 31, 2004, short-term borrowings increased by RUR 15,453 million, or 31%, compared to December 31, 2003. Major increases of short-term borrowings in 2004 occurred in Kaliningradskaya TETS (RUR 2,411 million), Sochinskaya TETS (RUR 1,971 million), Federal Grid Company (RUR 1,519 million) and Inter RAO (RUR 792 million).

In the year ended December 31, 2004, the current portion of long-term borrowings increased by RUR 3,061 million, or 71%, and reached RUR 7,378 million, compared with RUR 4,317 million as at December 31, 2003.

New short-term borrowings funds were raised mainly for financing operating activities during the periods under review.

Long-term borrowings

In the year ended December 31, 2005, long-term borrowings increased by RUR 18,745 million, or 94%, compared with borrowings as at December 31, 2004. The increase was primarily due to new bonds issued by the Federal Grid Company (RUR 14,000 million), new loans obtained by Khabarovskenergo (over RUR 2,284 million) and Moscow Heating Grid Company (over RUR 1,500 million).

In the year ended December 31, 2004, long-term borrowings increased by RUR 7,491 million, or 60%, compared with borrowings as at December 31, 2003. Major increases in long-term borrowings occurred in the Federal Grid Company (RUR 5,000 million) and Lenenergo (RUR 4,361 million).

Long-term funds were raised mainly to finance investing activities.

In total, the following types of long-term borrowings can be identified:

	Currency	Effective interest Rate	Due	As at December 31,		
				2005	2004	2003
				(in millions of RUR)		
Central and regional government loan	USD	LIBOR+3%	2034	2,459	2,772	2,816
Bonds issued by subsidiaries	RUR	7.1%-11%	2006-2010	22,678	9,359	1,000
Bonds issued by RAO HO	RUR	5%-10%	2005	—	3,000	3,000
Bank debt from foreign banks	EUR	EURIBOR+4.25%	2010	1,231	1,361	1,723
Bank debt from foreign banks	USD	LIBOR+4%	2009	647	1,260	—
Bank debt from foreign banks	USD	LIBOR+3.5%	2007	906	780	1,714
Bank debt from foreign banks	USD	RF30+2.5%	2010	1,119	—	993
Bank debt from Russian banks	RUR	10%-15%	2006-2011	10,658	4,467	2,460
Bank debt from Russian banks	USD	LIBOR+2.5%	2008	432	1,249	—
Finance lease liability	RUR	—	—	4,617	—	—
Other long-term debt				4,140	3,177	3,167
Total non-current debt				**48,887**	**27,425**	**16,873**
Less: current portion of non-current debt				(10,095)	(7,378)	(4,317)
Total				**38,792**	**20,047**	**12,556**

The table below shows a schedule of repayment dates of the RAO UES Group's long-term borrowings as at December 31, 2005, 2004 and 2003:

	As at December 31,		
	2005	2004	2003
	(in millions of RUR)		
Due for repayment			
Between one and two years	13,213	4,163	6,164
Between two and five years	21,442	14,100	4,353
After five years	4,137	1,784	2,039
Total	**38,792**	**20,047**	**12,556**

OPERATING AND FINANCIAL REVIEW OF OGK-5

The following discussion and analysis of the financial condition and results of OGK-5's operations should be read in conjunction with the combined and consolidated financial statements prepared in accordance with IFRS and the notes to those statements and the unaudited pro forma consolidated interim financial results (which were not prepared in accordance with IFRS as IFRS have no guidance on pro forma financial information) included elsewhere in this Information Statement.

The unaudited pro forma consolidated interim financial results for the six month period ended June 30, 2005, referred to below (the "pro forma interim financial results") have been arrived at through adjustments to OGK-5's unaudited interim financial statements contained elsewhere in this Information Statement. As a result of OGK-5's restructuring, which included the transition of operations of two power plants from January 1, 2006, which were previously leased out to affiliated entities, OGK-5's results of operations for the six month period ended June 30, 2006 are not directly comparable to those for the six month period ended June 30, 2005. Accordingly, the unaudited pro forma consolidated interim financial information has been prepared to better enable such a comparison by presenting comparative data for the six month period ended June 30, 2005 as if all four power plants of OGK-5 were operated directly by OGK-5 during this period. The investors should read the unaudited pro forma consolidated interim financial results below together with the unaudited consolidated interim financial statements for the six month period ended June 30, 2006 that appear elsewhere in this Information Statement.

The unaudited pro forma consolidated interim financial results do not necessarily reflect OGK-5's results as they would have been if transactions or events described therein had actually occurred on the dates specified below, nor are they necessarily indicative of OGK-5's future consolidated results.

This discussion contains forward-looking statements reflecting OGK-5's current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in "Risk Factors".

Overview

OGK-5 operates in the Russian electricity sector which is the fourth largest in the world. OGK-5 is the first of the six thermal wholesale generating companies created during the restructuring of RAO UES. The primary business of OGK-5 is generation and wholesale of electricity. OGK-5 also produces and sells a significant quantity of heat power. OGK-5's installed capacity is 8,672 MW, which accounts for approximately 5.8 percent of the total Russian thermal generation capacity. OGK-5's electricity production constitutes 3.8 percent of the total electricity production in Russia. OGK-5 holds strong competitive positions in the Urals energy system, where it generates approximately 11 percent of the electricity and is a leading supplier of electricity in the industrial Sverdlovsk region controlling around 60 percent of the local electricity market. OGK-5 is also the largest supplier of heat power consumed by the city of Yekaterinburg, the capital of the Sverdlovsk region, controlling approximately 50 percent of the respective heat power market.

For the six months ended June 30, 2006, OGK-5 had sales revenue of RUR 12,478 million, operating profit of RUR 965 million, adjusted EBITDA (as defined previously) of RUR 1,971 million and adjusted EBITDA margin of 15.8 percent. In 2005, OGK-5 had sales revenue of RUR 10,100 million, operating profit (adjusted for the effect of reversal of impairment of property, plant and equipment) of RUR 241 million, adjusted EBITDA of RUR 1,634 million and adjusted EBITDA margin of 16.2 percent. In 2005, on a pro forma basis, OGK-5 had sales revenue of RUR 22,340 million, operating profit (adjusted for the effect of reversal of impairment of property, plant and equipment) of RUR 2,002 million, adjusted EBITDA of RUR 3,395 million and adjusted EBITDA margin of 15.2 percent. See "Selected Historical Financial Information of the Gencos".

OGK-5 is engaged in the ownership and operation of the following four power generating facilities located across the Russian Federation:

- Konakovskaya GRES, a gas-fired power plant with an installed capacity of 2,400 MW, is located in the Central region of Russia and supplies electricity to the large industrial consumers and electricity supply companies.
- Nevinnomysskaya GRES, a gas-fired power plant with an installed capacity of 1,290 MW, is located in the South region of Russia and supplies electricity and heat power to the industrial consumers such as the Nevinnomyssk Azot chemicals plant and to electricity supply companies.
- Reftinskaya GRES is one of the largest thermal power plants in Russia with an installed capacity of 3,800 MW. This power plant is located in the industrial Urals region of the Russian Federation. Unlike OGK-5's other power plants, Reftinskaya GRES utilizes mineral coal as the primary form of fuel.
- Sredneuralskaya GRES is a gas-fired power plant with an installed capacity of 1,182 MW. Similar to Reftinskaya GRES, it is located in the Urals region of Russia. In addition to electricity, Sredneuralskaya GRES produces a significant amount of heat power, which is being supplied to the nearby city of Yekaterinburg and some neighboring towns.

Basis of presentation and preparation

OGK-5 currently owns and operates four power plants, Konakovskaya GRES, Nevinnomysskaya GRES, Sredneuralskaya GRES and Reftinskaya GRES. All of these power plants have been operating continuously for many years. However, during the period discussed in this analysis, January 1, 2004 through June 30, 2006, OGK-5 was formed and went through a reorganization process which influenced its operational results and their basis of preparation. As a result of the changes in OGK-5 during this time, in particular due to the fact that two out of four power plants were leased out until January 1, 2006, a comparison solely of historical financial results within this time period is not meaningful. In order to present a more meaningful discussion of financial results, unaudited pro forma interim financial information for the six months ended June 30, 2005 has been prepared presenting the results of operations as if OGK-5 had been directly operating the four power plants during this period. The main events affecting presentation of the results and adjustments are summarized below.

Incorporation of OGK-5

OGK-5 was registered on October 27, 2004 and was established on the basis of the four major power plants described above. Previously, all four power plants were owned by RAO UES or its subsidiaries. Konakovskaya GRES and Nevinnomysskaya GRES existed in the form of open joint-stock companies controlled by RAO UES (51 percent and 100 percent, minus one share, respectively), while the assets of Sredneuralskaya GRES and Reftinskaya GRES were directly owned by RAO UES.

As contribution to its share capital, OGK-5 received from RAO UES 100 percent, minus one share of the share capital of OAO "Nevinnomysskaya GRES", 51 percent of the shares in OAO "Konakovskaya GRES", and the generating facilities of Sredneuralskaya GRES and Reftinskaya GRES. These transactions were accounted for as transactions amongst entities under common control. Accordingly, all assets and liabilities were recorded in OGK-5 at the predecessor carrying values, rather than being adjusted to fair values.

Lease of two power plants to third parties

The generating facilities of Sredneuralskaya GRES and Reftinskaya GRES were historically leased out to RAO UES' subsidiary, Sverdlovenergo, and later to its successor TGK-9 until December 31, 2005. From January 1, 2006 these lease agreements expired, OGK-5 hired the personnel previously employed by TGK-9, purchased the inventories from TGK-9 as of December 31, 2005, and started conducting full operations at these power plants. As a result, Sredneuralskaya GRES and Reftinskaya GRES became wholesale electricity market participants along with OGK-5's other two power plants.

Presentation and preparation of 2005 results compared with 2004 results

Konakovskaya GRES and Nevinnomysskaya GRES were in operation throughout 2004, first as part of RAO UES, and starting from October 27, 2004 as part of OGK-5. Also throughout 2004, the generating facilities of Sredneuralskaya GRES and Reftinskaya GRES were leased to one of RAO UES' subsidiaries, Sverdlovenergo, and later to its successor TGK-9. Revenue from these leases was collected by RAO UES until these generating facilities and related lease agreements were transferred to OGK-5 in December 2004. Therefore, in 2004, OGK-5 was in operation for approximately only two months, and collected rental income from these lease agreements for less than one month in that year.

For the purposes of OGK-5's IFRS financial statements, the results of the four power plants have been carved out of RAO UES' financial results for the period prior to their transfer to OGK-5. These results were combined with OGK-5's results for the remaining part of 2004 to present a full year of results for 2004. The carve-out involved the following adjustments to OGK-5's financial statements:

- The rental revenue from the lease agreements and depreciation charges relating to Sredneuralskaya GRES and Reftinskaya GRES generating assets were carved out from RAO UES' results and combined with the results of OGK-5. OGK-5 believes that any other revenue or expense items related to the operation of these power plants, while they were being leased out, were not significant enough to warrant any adjustments;
- As a result of the adjustments described above, OGK-5's income statement for 2004 includes an equivalent amount of RUR 692 million of net income which was attributable to RAO UES. Accordingly, this amount was included in equity as "Distribution to Parent". This amount was presented separately from other equity items to separate OGK-5's actual earnings in 2004 from the earnings attributable to RAO UES as included through these adjustments. This amount does not represent an actual distribution to RAO UES in that year; and
- OAO "Konakovskaya GRES" and OAO "Nevinnomysskaya GRES" were operating as separate entities prior to October 27, 2004, and therefore their results for the period from January 1 to October 27, 2004 were similarly combined with OGK-5's results for the remaining part of the year.

As a result of the above adjustments, OGK-5's 2004 results include operations of the four power plants for the full year, although OGK-5 did not come into existence until October 2004.

During 2005 OGK-5 continued to operate OAO "Konakovskaya GRES" and OAO "Nevinnomysskaya GRES". Sredneuralskaya GRES and Reftinskaya GRES continued to be leased out throughout the year 2005. No adjustments of the above nature were made to the full year 2005 results.

Presentation and preparation of results for the six months ended June 30, 2006 compared to pro forma results for the six months ended June 30, 2005

On December 31, 2005, the lease agreements for Sredneuralskaya GRES and Reftinskaya GRES expired. OGK-5 hired the personnel previously employed by the lessee, purchased the inventories as of December 31, 2005 and started conducting full operational activities at these power plants. Accordingly, OGK-5's results for the first six months of 2006 include the operations of all four power plants.

In order to provide more relevant information about OGK-5's present activities, pro forma financial results were prepared to present comparative six month data for 2005 as if all four power plants were operated directly by OGK-5. Below is a list of the adjustments and the significant assumptions involved with respect to the unaudited pro forma consolidated interim financial results:

- RUR 1,639 million of rental income from lease agreements earned by OGK-5 relating to the generating facilities of Reftinskaya and Sredneuralskaya GRES was reversed.
- RUR 13,879 million of revenue relating to these two power plants was included. The electricity portion of this revenue was calculated based on the average retail tariff set for the Urals region in 2005 and the actual volumes of electricity sold by Reftinskaya GRES and Sredneuralskaya GRES during the six months ended June 30, 2005. The heating portion of this revenue was calculated based on the average retail tariff for heat

prevailing in the region in 2005 and volumes of heat supplies by Reftinskaya GRES and Sredneuralskaya GRES to customers during the six months ended June 30, 2005. Other revenue was included based on the management accounts of the power plants.

- RUR 10,479 million of operating expenses for the period relating to the power plants mentioned above was included. These expenses were estimated based on the management accounts prepared at these power plants. These expenses exclude general overhead expenses in relation to head office of TGK-9, a lessee of the assets.
- RUR 31 million of finance costs were included, relating to interest on borrowings. The total finance costs of the lessee of the plants during this six month period, TGK-9, were allocated pro rata to the proportion of revenues generated by each of the operated power plants. The RUR 31 million adjustment for finance costs represents the portion attributable to Reftinskaya GRES and Sredneuralskaya GRES.
- A profit tax expense was calculated at the statutory rate of 24 percent.

Change in accounting policy for property, plant and equipment

As of January 1, 2006, OGK-5 changed its accounting policy with respect to property, plant and equipment. At this date, property, plant and equipment (excluding construction in progress) was revalued to fair value as determined by independent appraisers. Previously, OGK-5 had recorded its generating facilities at their historical costs. This change in OGK-5's accounting policy was driven by a significant change in business in 2006 whereby Reftinskaya GRES and Sredneuralskaya GRES ceased to be leased out, and OGK-5 started full production activities at these plants. OGK-5 believes that this policy presents a more fair presentation of OGK-5's economic activities. Under the new policy, generating facilities are subject to revaluation on a regular basis when movements in fair values arise. Annually, OGK-5 also assesses whether there is any impairment of generating facilities due to changes in the business or other matters. The change in accounting policy had the following effects on OGK-5's financial statements:

- Carrying value of property, plant and equipment at January 1, 2006 increased by RUR 25,251 million as a result of the revaluation.
- Depreciation expenses are calculated on a straight-line basis over the estimated useful lives of the assets. Therefore, the increased value of the assets resulted in higher depreciation charges starting from January 1, 2006.
- RUR 19,191 million was included in OGK-5's equity as a revaluation reserve. This amount is the RUR 25,251 million revaluation of property, plant and equipment, net of RUR 6,060 million related to a deterred tax liability on this revaluation. The deferred tax liability arises due to the accounting values for these assets being higher than the tax values.

Reversal of impairment of property, plant and equipment

In 2005, RUR 6,361 million was taken into operating income as a reversal of a previously recognized impairment loss. The reversal was the result of a change in the value in use of the assets that comprise OGK-5's power generation cash generating units. This in turn was the result of key positive developments in the market including a higher than expected growth in demand for electricity and heating in the regions in which OGK-5 operates, and a higher degree of certainty relating to the development of the free-trade sector of the wholesale electricity market. Changes to the free trade sector were subsequently adopted by the Russian government on August 31, 2006.

Changes in minority interest

RAO UES was unable to provide full compensation for OGK-5's share capital within the three month period from the date registration, October 27, 2004, as required by the RAO UES Board of Directors decision on OGK-5's incorporation. Consequently, a portion of OGK-5's shares was returned and recorded as treasury shares. During 2005, OGK-5 exchanged these treasury shares for additional shares of OAO "Konakovskaya

GRES" held by its minority shareholders. As a result, shareholdings in OAO "Konakovskaya GRES" increased from 51 percent to 88.7 percent in 2005. Subsequently in April 2006, OAO "Konakovskaya GRES" and OAO "Nevinnomysskaya GRES" merged into OGK-5, and all four power plants were combined into a single entity.

During all periods under review, OGK-5 maintained control of OAO "Konakovskaya GRES" and OAO "Nevinnomysskaya GRES" due to its ownership of shares in excess of 50 percent. Therefore, 100 percent of the results of the power plants have been included in the results presented here, with any interest attributable to minority owners disclosed as part of OGK-5's equity.

Certain Factors Affecting OGK-5's Results of Operations

OGK-5's results of operations are affected by a number of external factors, including industry trends and regulations, fuel costs, seasonality, Russian macroeconomic trends, significant operations with related parties and taxation. See the discussion of OGK-5's results of operations for the years ended December 31, 2005 and 2004 and for the six months ended June 30, 2006 and June 30, 2005 for a description of the extent to which those external factors have affected OGK-5's results of operations.

Industry trends and regulations

Restructuring. On July 11, 2001 the Russian government adopted Resolution No 526, which established the principles of the electricity sector restructuring. The restructuring was designed to reshape the corporate landscape of the electricity industry and create fertile ground for allowing it to fund its further development through increased economic attractiveness.

Tariffs. Historically, OGK-5 has derived up to 80 percent of its revenue from the sales of electricity at the regulated prices established by the FST. Compared with other countries, Russia has one of the lowest levels of regulated electricity tariffs in the world due to the inherent pricing design of the current electricity market, which is based on a "cost plus" approach. Electricity tariffs for OGK-5's plants as well as for all other Russian electricity market suppliers are set individually for each separate plant by the FST annually. The electricity tariffs comprise a capacity payment, designed to cover fixed costs, and an electricity tariff, to a large extent covering variable costs, mainly fuel, and is thus driven by domestic gas prices that remain substantially below the global average.

Regulated tariffs for OGK-5's plants vary substantially due to a number of reasons including the plant's location, fuel and investment plans. Historically OGK-5's plants operating in the European part of Russia, namely OAO "Nevinnomysskaya GRES" and OAO "Konakovskaya GRES", had a higher level of tariffs compared to OGK-5's plants located in the Urals region primarily due to proximity to natural gas and production areas providing relatively cheap gas and coal. Moreover, OAO "Nevinnomysskaya GRES" and OAO "Konakovskaya GRES" had a higher investment portion included into capacity payment which led to a higher regulated tariff for these stations over the periods discussed here.

In the six months ended June 30, 2006 and in 2005 and 2004 OGK-5 derived approximately 20 percent of its electricity revenue from the sales at the free trade sector, which was introduced in the beginning of 2004. According to the former wholesale power market rules, which were superseded by new market rules discussed below, the electricity supplier was required to sell no less than 85 percent of its FST-approved electricity output volume. Historically, the prices in the free trade sector were lower compared to the consumer regulated tariffs primarily due to the high portion of capacity payment in consumer regulated tariff and customers' right to satisfy all their electricity requirements at regulated prices once they were lower than prices on the free trade sector. At the same time, for some of OGK-5's plants average free trade sector prices were higher compared to the regulated tariffs for electricity, which was generally explained by the sales to external customers operating in the territories with higher regulated prices and having a strong demand for purchasing cheaper electricity from the free trade sector in the territories with the lower regulated prices.

New market rules. On August 31, 2006, the Russian government adopted the "New Rules" regulating the wholesale market of electricity and capacity characterized by gradual liberalization of the Russian electricity

market. The New Rules have significantly modified the principles of wholesale market operations and, thus, OGK-5's business. In the future, the volume of electricity sold under regulated bilateral contracts at regulated prices are expected to decrease by 5-15 percent of planned 2007 generation volume annually (note that the wholesale market volume corresponding to residential consumption volume will not be liberalized until a separate Russian government resolution is adopted). OGK-5 believes that, as a result of the implementation of the New Rules, a significant portion of its revenue will be generated from the sales of electricity and capacity on the free market.

For further details see "Industry Overview".

Fuel costs

OGK-5 consumes large volumes of natural gas and coal, which are to a large extent supplied by several providers located in Russia and Kazakhstan. 59 percent, 97 percent and 99 percent of OGK-5's total natural gas requirements in the first six months ended June 30, 2006, and in the years ended December 31, 2005 and 2004, respectively, were supplied by the state-owned gas monopoly Gazprom under pre-agreed "limit" quotas at regulated prices with the remainder being purchased from independent gas producers. Generally, tariffs for natural gas supplied by independent producers are up to 30 percent higher compared to Gazprom's tariffs. Natural gas supplies are limited or may be limited in the foreseeable future in some regions in which OGK-5 operates. OGK-5 believes that it may be able to reduce its dependence on supplies from Gazprom by cooperation with independent natural gas producers.

The gas industry is highly regulated by the Russian government, which regularly increases prices for natural gas supplied by Gazprom. During the periods discussed herein such price increases were higher than the rate at which the FST increased the tariffs for electricity and heat. In 2005, natural gas tariffs increased by 23 percent and in the six months ended June 30, 2006, natural gas tariffs increased by 9 percent as compared to the average price in the six months ended June 30, 2005.

Because of technological requirements at OGK-5's largest power plant, Reftinskaya GRES, OGK-5 is dependent on the supplies of coal from Bogatyr, a subsidiary of the Access-Renova group, which excavates coal in the *Ekibastuz* basin, Kazakhstan. This supplier provided all of OGK-5's coal requirements in all periods under review. The current coal supply agreement with Bogatyr expires at the end of 2006, and OGK-5's plans include conclusion of a new coal supply agreement for 2007-2010. According to the agreement, the price of coal may be reviewed periodically.

As a percentage of total operating expenses, fuel costs comprised 69 percent, 46 percent and 47 percent in the first six months ended June 30, 2006, and in the years ended December 31, 2005 and 2004, respectively. The increase was mainly driven by a higher portion of fuel costs in operating expenses of coal-fired Reftinskaya GRES as well as an increase in consumption of more expensive independently produced natural gas and fuel oil.

Seasonality

OGK-5's sales of electricity and heating are influenced by the seasons of the year, the relative severity of the weather and daily fluctuations. Typically, revenues from heating are concentrated within the months of October to March, which have historically accounted for around 70 percent of annual heating revenue. A similar, although less intense concentration of electricity sales occurs within the same period. Furthermore, during the periods of lower production from April to September, there is an increase in the expenditures on repairs and maintenance as this period provides the most favorable conditions in terms of duration and costs. As a result, OGK-5's operating cash flows are not sufficient to meet the higher working capital requirements during this period of the year and OGK-5 is required to raise short-term financing. Severe weather conditions, such as those which occurred in January and February 2006, require OGK-5 to satisfy an increased demand for electricity and heating which, given pre-agreed fuel supplies, was achieved only by usage of expensive fuel oil reserves. OGK-5 believes that partially it can reduce the adverse effect of severe weather conditions in winter on its operating results by advance purchases of fuel oil during the periods when it is relatively cheaper.

Russian macroeconomic trends

All OGK-5's operations are based in Russia and, as a result, Russian macroeconomic trends, including the overall growth in the economy and in the markets in which OGK-5 operates, significantly influence OGK-5's performance. The table below summarizes certain key macroeconomic indicators relating to the Russian economy in the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2006
GDP growth	7.3	7.2	6.4	6.3
Consumer price index	12.0	11.7	10.9	6.2
Unemployment rate	8.6	8.2	7.2	7.5

Source: FSSS

In recent years, Russia has been able to overcome the consequences of the 1998 financial crisis. GDP growth rates in Russia since 2002 have remained relatively high compared to North America and Europe. The Russian economy since 2002 has benefited from the high proportion of oil and oil products in its export revenues and high oil prices on the international markets. The growth of Russia's economy during this period has resulted in growing electricity consumption and has also resulted in increases in the costs of fuel and labor due to a greater demand. According to the FSSS, from 1998 electricity consumption in Russia has been increasing steadily at an average compound annual growth rate of over 2 percent. OGK-5 expects that consumption growth will continue at similar rates and even intensify in the medium term augmented by rising residential power demand due to general welfare improvements.

Transactions with related parties

Historically, OGK-5 has had significant transactions with its controlling shareholder and its subsidiaries as well as with a number of other state-controlled companies, which are related to OGK-5 through its controlling shareholder RAO UES. Such transactions have included sales of electricity and heating, rent of electricity generating facilities and other sales, purchase of inventories, borrowings and other non-cash settlements. In 2005, OGK-5 derived 49 percent of its revenues from the sales of electricity and heating to the regional retail companies controlled by RAO UES, and for the six months ended June 30, 2006, this portion increased to 72 percent, due to the consolidation of the results of operations of Sredneuralskaya GRES and Reftinskaya GRES, which sell a significant portion of their electricity and heating to OAO "SverdlovEnergoSbyt", a RAO UES-controlled company operating in Sverdlovsk region. Though OGK-5 believes that with completion of its corporate reorganization as well as RAO UES restructuring the volume of related parties transactions that it conducts in the future will be reduced, OGK-5 remains highly dependent on some transactions with its related parties, including sales of electricity and heating to regional supply companies controlled by RAO UES and the purchase of natural gas from Gazprom for OGK-5's power plants.

Revenue and Expenses

Revenue

OGK-5's revenues are derived from four separate streams. The table below details revenue from the four streams for the six month periods ended June 30, 2006 and June 30, 2005 (on a pro forma basis), as well as the years ended December 31, 2004 and 2005.

	Six months ended June 30,			Year ended December 31,		
	2006	Pro forma 2005	Change from pro forma 2005 to 2006	2005	2004	Change from 2004 to 2005
			(in millions of Russian Rubles)			
Electricity	11,489	9,690	1,799	7,754	6,341	1,413
Heating	851	780	71	461	444	17
Rent	3	—	3	1,639	692	947
Other	135	768	(633)	246	207	39
Total	**12,478**	**11,238**	**1,240**	**10,100**	**7,684**	**2,416**

The core operation is electricity generation, and accordingly, electricity revenue accounts for the majority of total revenues. As a percentage of total revenue, electricity revenue represented 92 percent, 77 percent, and 83 percent in the six months ended June 30, 2006, and years ended December 31, 2005 and 2004, respectively. Electricity revenue is driven by both tariffs established by the FST, and by volumes sold. Tariffs will differ according to the region in which the power plants are located, and volumes sold will fluctuate through the year with higher sales in the winter months. While the majority of electricity sales are generated in the regulated market, in 2006 OGK-5 increased sales in the free trade sector. There is greater fluctuation in revenues derived from the free trade sector as regulated tariff prices are not applied. OGK-5's four power plants are located in different regions of the Russian Federation. OGK-5's electricity customers include electricity supply companies and industrial customers.

Heating sales are the next most significant stream in terms of revenue. As a percentage of total revenue, heating sales represented 7 percent, 5 percent, and 6 percent in the six months ended June 30, 2006, and in the years ended December 31, 2005 and 2004, respectively. Unlike electricity, heat can only be sold to customers in proximity to the power plants, meaning heat volumes sold are largely driven by demand in the respective regions. Accordingly, relative heat revenues at each power plant will not necessarily be at proportionally the same levels as electricity revenues. Heat sales similarly depend on tariffs on heating established by regional authorities. Seasonality is even more pronounced for heat power sales than for electric sales with the majority of sales occurring during the colder winter months. Similar to electricity sales, there were increased heat sales in the free market sector in 2006, although the majority of sales continued to be generated in the regulated market. Customers of heat power include the neighboring cities to the power plants, including some industrial customers.

Due to the seasonality of electricity and heat revenues, the results presented for the six months ended June 30, 2006 may not be representative of revenues in the remaining half of 2006.

Rental revenue from lease agreements was collected in the years ended December 31, 2004 and 2005 from the generating facilities of Reftinskaya GRES and Sredneuralskaya GRES. These power plants were leased to RAO UES subsidiary during this period. When these leases expired at the end of 2005 in the normal course of business, OGK-5 began operating these power plants directly.

Other miscellaneous revenue includes the sale of industrial water supplied with heat, inventory sales and income from repair and maintenance services.

Expenses

The table below details operating expenses for the six months ended June 30, 2006 and June 30, 2005 (on a pro forma basis), as well as the full year results for the years ended December 31, 2004 and 2005.

	Six months ended June 30,			Year ended December 31,		
	2006	Pro forma 2005	Change from pro forma 2005 to 2006	2005	2004	Change from 2004 to 2005
			(in millions of Russian Rubles)			
Fuel	7,979	6,259	1,720	4,639	3,696	943
Repair and maintenance	649	658	(9)	1,073	956	117
Employee benefits	595	566	29	1,039	659	380
Depreciation of property, plant and equipment	1,006	622	384	1,393	1,315	78
Water usage expenses	248	242	6	484	393	91
Taxes other than income tax	339	260	79	499	85	414
Raw materials and supplies	45	150	(105)	242	131	111
Miscellaneous operating expenses	753	1,042	(289)	682	687	(5)
Total	**11,614**	**9,799**	**1,815**	**10,051**	**7,922**	**2,129**

Fuel costs. OGK-5's primary operating expense is fuel. As a percentage of total operating expenses, fuel costs comprised 69 percent, 46 percent and 47 percent in the six months ended June 30, 2006, and in the years ended December 31, 2005 and 2004, respectively. The increase was mainly driven by the consumption of a higher portion of more expensive independently produced natural gas and fuel oil and a higher portion of coal in OGK-5's fuel supplies. Konakovskaya GRES, Nevinnomysskaya GRES, and Sredneuralskaya GRES primarily use natural gas as fuel, supplemented by small quantities of fuel oil. Reftinskaya GRES, the power plant with the largest generating output, burns hard coal, also supplemented by small quantities of fuel oil. The volume of fuel consumed is proportional to the volume of electricity generated. Hence, OGK-5's margins are largely driven by changes in the costs of natural gas and coal. Natural gas prices are regulated by the FST.

Repair and maintenance. OGK-5 also incurs significant repair and maintenance expenses, primarily related to its ongoing maintenance programs. The major part of OGK-5's generating facilities was commissioned in the 1960s and 1970s and as a result OGK-5 incurs substantial repair and maintenance expenses. OGK-5's strategy is to either modernize such equipment or to replace it with modern generating facilities. OGK-5 regularly repairs and upgrades its generating facilities using its own repair workshops or outsourced external providers. Efforts are being made to contract more of this work to third parties in order to lower costs. As a percentage of total operating expenses, repair and maintenance costs decreased to 6 percent in the six months ended June 30, 2006 as compared to 11 percent and 12 percent for the years ended December 31, 2005 and 2004, respectively.

Depreciation of property, plant and equipment. Due to the nature of OGK-5's business, there are significant amounts of property, plant and equipment. Depreciation is charged annually on these assets in line with OGK-5's policies as detailed in the discussion *"Critical accounting policies and estimates"* below. As discussed above, OGK-5 changed its accounting policy with respect to property, plant and equipment starting from January 1, 2006, which resulted in a significant increase in depreciation expenses in 2006.

Other operating expenses. Other significant operating expenses include employee benefits, water usage expenses, taxes other than income tax, raw materials and supplies, and other miscellaneous operating expenses. As a percentage of total operating expenses, these items comprised 12 percent, 19 percent and 16 percent in the six months ended June 30, 2006, and in the years ended December 31, 2005 and 2004, respectively.

Critical Accounting Policies and Estimates

OGK-5's financial statements reflect the selection and application of accounting policies that require management to make significant estimates and assumptions. Estimates and judgments are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In OGK-5's view, the following are some of the most critical accounting policies and estimates that currently affect its financial position and results of operations.

Principles of consolidation

OGK-5's consolidated financial results comprise the financial statements of OGK-5 and of those entities whose operations are controlled by OGK-5. Control is presumed to exist when OGK-5 controls, directly or indirectly through subsidiaries, more than 50 percent of voting shares of an entity. The financial statements of subsidiaries are included in OGK-5's financial statements from the date that control effectively commences until the date that control effectively ceases. The minority interest is disclosed as part of equity. Inter-company balances and transactions, and any unrealized gains arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

Contributions to share capital of shares in subsidiaries from parties under common control are accounted for using the pooling of interest method. Under this method the financial statements of the combined entity are presented as if the businesses had been combined from the beginning of the earliest period presented. The assets and liabilities of the subsidiary transferred under common control are at the predecessor entity's carrying amounts. Any difference between the carrying amount of net assets and the nominal value of share capital contributed is accounted for in OGK-5's consolidated financial results as an adjustment to equity.

Minority interest represents the minority shareholders' proportionate share of the equity and results of operations of OGK-5's subsidiaries. This has been calculated based upon the minority interests' ownership percentage of these subsidiaries. In purchases of minority interest, difference, if any, between the carrying amount of a minority interest and the amount paid to acquire it is recorded directly in equity.

Property, plant and equipment

In 2004 property, plant and equipment were initially recognized at the carrying value determined in accordance with IFRS at the date of their transfer to OGK-5 by RAO UES, the parent company. Upon finalization of OGK-5's change in structure and the transition of operations of all power plants beginning January 1, 2006, OGK-5 changed its accounting policy with respect to property, plant and equipment as of January 1, 2006 to fair value.

Subsequent renewals and improvements continue to be capitalized and the assets replaced are retired. The cost of repair and maintenance are expensed as incurred. OGK-5 applies judgment to distinguish between renewals and improvements providing future economic benefit to OGK-5 and ordinary repair and maintenance. Gains and losses arising from the retirement of property, plant and equipment are included in income as incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the assets when they are considered available for use. Prior to January 1, 2006, the remaining useful lives of major categories of assets ranged from 8 to 50 years. Subsequent to January 1, 2006, the remaining useful lives range from 5 to 80 years.

Provision for impairment of assets

At each balance sheet date, OGK-5 assesses whether there is any indication that the recoverable amount of OGK-5's assets has declined below the carrying value. The recoverable amount of property, plant and equipment is the higher of an asset's fair value less costs to sell and its value in use. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of income in the period in which the reduction is identified. If conditions change

and management determines that the value of an asset, other than goodwill, has increased, the impairment provision will be fully or partially reversed.

Provision for impairment of accounts receivable is based on OGK-5's assessment of whether the collectibility of specific customer accounts worsened compared to prior estimates. If there is deterioration in a major customer's creditworthiness or actual defaults are higher than the estimates, the actual results could differ from these estimates.

Provision is made for potential losses on outdated or slow-moving inventories, taking into account their expected use and future realizable value.

Tax contingencies

OGK-5 is subject to a variety of taxes levied in the Russian Federation, including income taxes, payroll taxes, VAT, property taxes and other taxes. OGK-5 has been registered as a "major taxpayer" in the Russian Federation, and, as a result, RAO UES' compliance with Russian tax regulations is monitored by the department for major taxpayers of the Russian tax authorities.

The taxation system in Russia is subject to frequent changes, varying interpretations and inconsistent enforcement at the federal, regional and local levels. In some instances, new tax regulations have been given retroactive effect, while under the Tax Code only laws benefiting the taxpayer may have retroactive effect. In addition to OGK-5's substantial tax burden, these conditions complicate OGK-5's tax planning and related business decisions. For example, tax laws are unclear with respect to the deductibility of certain expenses and, at times, OGK-5 has taken a position that may be challenged by tax authorities, but that OGK-5 considers to be in compliance with current law. Tax declarations, together with other legal compliance areas, are subject to review and investigation by a number of authorities, which are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Russia that are more significant than those typically found in countries with more developed tax systems. See "Risk Factors — Risks Relating to Russia — Legal Risks and Uncertainties — Russian tax legislation and regulations are complex, uncertain and often enforced in a manner that does not favor taxpayers, and the Gencos therefore may be subject to a greater than expected tax burden that could materially adversely affect the Gencos businesses and results of operations."

OGK-5 believes that it has adequately provided for tax liabilities in its financial statements; however, the risk remains that the authorities could take a different position.

Inflation accounting

Prior to January 1, 2003 non-monetary assets acquired and non-monetary liabilities incurred or assumed have been adjusted for the changes in the general purchasing power of the RUR in accordance with International Accounting Standard 29 ("Financial Reporting in Hyperinflationary Economies"). This Standard requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, the amounts expressed in the measuring unit current at December 31, 2002 are treated as the basis for the carrying amounts in OGK-5's financial statements.

Useful life of property, plant and equipment

Fair value of property, plant end equipment has been determined by an independent appraiser based on the depreciated replacement cost method. Further, management assesses the remaining useful life of property, plant and equipment in accordance with the current technical conditions of assets and estimated period when these assets will bring economic benefit to OGK-5. Carrying value and depreciation of property, plant and equipment are affected by the estimates of replacement costs, depreciated replacement costs and remaining useful lives, and actual results could differ from these estimates.

Results of Operations for the Six Months Ended June 30, 2006 Compared with Pro Forma and Actual Results of Operations for the Six Months Ended June 30, 2005

The unaudited pro forma consolidated interim financial results have been arrived at through adjustments to OGK-5's unaudited interim financial statements prepared in accordance with IFRS contained elsewhere in this Information Statement. As a result of OGK-5's restructuring, which included the transition of operations of two power plants from January 1, 2006 which were previously leased out to affiliated entities, OGK-5's results of operations for the six month period ended June 30, 2006 are not directly comparable to those for the six month period ended June 30, 2005. Accordingly, the unaudited pro forma consolidated interim financial information has been prepared to enable such a comparison. The unaudited pro forma consolidated interim financial information is not IFRS compliant as IFRS have no guidance on pro forma financial information. The investors should read the unaudited pro forma consolidated interim financial results below together with the unaudited consolidated interim financial statements that appear elsewhere in this Information Statement.

The unaudited pro forma consolidated interim financial results do not necessarily reflect OGK-5's results as they would have been if transactions or events described therein had actually occurred on the dates specified below, nor are they necessarily indicative of OGK-5's future consolidated results.

The unaudited pro forma consolidated information presented below is based on the actual consolidated financial information of OGK-5 for the six months ended June 30, 2005, prepared in accordance with IFRS. The pro forma results present an estimation of the combined results as if OGK-5 had been directly operating the four power plants during the six months ended June 30, 2005. A description of the adjustments made is included in the pro forma financial information included elsewhere in this Information Statement. In the discussion below, the actual consolidated financial state information prepared in accordance with IFRS for the six months ended June 30, 2005 has been presented for information purposes.

The following table and discussion is a summary of the consolidated results of operations for Reftinskaya GRES, Sredneuralskaya GRES, Konakovskaya GRES, and Nevinnomysskaya GRES for the six months ended June 30, 2006 and the pro forma six months ended June 30, 2005.

	Six months ended June 30,				
	2006	Pro forma 2005	2005	Change from pro forma 2005 to 2006	
	RUR	RUR	RUR	RUR	%
	(in millions of Russian Rubles, except percentages)				
Revenues	12,478	11,238	4,867	1,240	11%
Operating expenses	(11,614)	(9,799)	(4,573)	(1,815)	19%
Other operating income	101	95	95	6	6%
Operating profit	**965**	**1,534**	**389**	**(569)**	**(37)%**
Finance costs	(102)	(103)	(88)	1	1%
Profit/(loss) before income tax	**863**	**1,431**	**301**	**(568)**	**(40)%**
Income tax benefit/(charge)	3,100	(324)	(53)	3,424	—
Profit/(loss)	**3,963**	**1,107**	**248**	**2,856**	**258%**

Revenues

OGK-5's revenues are derived from four separate streams. The table below details revenue from the four streams for the six month periods ended June 30, 2006 and June 30, 2005 (actual and pro forma). Due to the seasonality of electricity and heat revenues, the six month analysis below may not be representative of revenues for the remaining six months of 2006.

	Revenue by segment for the six months ended June 30,						
	2006		Pro forma 2005		2005	Change from pro forma 2005 to 2006	
	RUR	%	RUR	%	RUR	RUR	%
	(in millions of Russian Rubles, except percentages)						
Electricity	11,489	92%	9,690	86%	3,632	1,799	19%
Heating	851	7%	780	7%	255	71	9%
Rent	3	—	—	—	819	3	—
Other	135	1%	768	7%	161	(633)	(82)%
Total	**12,478**	**100%**	**11,238**	**100%**	**4,867**	**1,240**	**11%**

Electricity

There was a 19 percent increase in electricity revenues from RUR 9,690 million in the pro forma six month period ended June 30, 2005 to RUR 11,489 million for the six month period ended June 30, 2006. This is due primarily to increased sales in the free trade sector in 2006 which is examined in greater detail below.

There was a 216 percent increase in electricity revenues from RUR 3,632 million from the actual results of the six months ended June 30, 2005 to RUR 11,489 million for the six months ended June 30, 2006. The significant increase is explained by the relatively large generating output of Reftinskaya GRES, whose operating results were included in the financial results of OGK-5 in 2006. The inclusion of this plant and Sredneuralskaya GRES in the 2006 results led to the large increase.

The table below details electricity revenue by GRES for the six month periods ended June 30, 2006 and pro forma 2005.

	Electricity revenue by power plant for the six months ended June 30,					
	2006		Pro forma 2005		Change from pro forma 2005 to 2006	
	RUR	%	RUR	%	RUR	%
	(in millions of Russian Rubles, except percentages)					
Konakovskaya GRES	2,728	24%	1,863	19%	865	46%
Nevinnomysskaya GRES	2,080	18%	1,768	18%	312	18%
Reftinskaya GRES	5,102	44%	4,297	45%	805	19%
Sredneuralskaya GRES	1,579	14%	1,762	18%	(183)	(10)%
Total	**11,489**	**100%**	**9,690**	100%	**1,799**	**19%**

The discussion below provides details of electricity revenues by GRES for the six months ended June 30, 2006 and the six months ended June 30, 2005, pro forma or actual as relevant.

For explanations regarding dynamics of average regulated and free trade sector tariffs, see "Industry Overview".

Konakovskaya GRES

Konakovskaya GRES is located in the Konakovsky district in the southern part of the Tver region. This location is in relatively close proximity to the major economic centers of Moscow, Saint Petersburg and Tver. Details of revenue, volumes of electricity sold, and average tariffs are presented in the table below for the six months ended June 30, 2006 and June 30, 2005.

	Six months ended June 30, 2006					Six months ended June 30, 2005				
	Regulated Sector	%	Free Trade Sector	%	Total	Regulated Sector	%	Free Trade Sector	%	Total
Revenue, millions RUR	2,222	82%	506	18%	2,728	1,383	74%	480	26%	1,863
Volume, thousands MWh	2,611	75%	866	25%	3,477	1,849	68%	875	32%	2,724
Average Tariff/Price RUR/MWh*	851		584			748		548		

* The average tariff for regulated sector sales is not an actual tariff set by the FST, but rather represents the average realized revenue per kWh on the basis of both electricity tariff and capacity payment. Thus, this tariff is not directly comparable with the average realized Free Trade Sector price, as the latter partially included payment for capacity.

There was an increase in the total volume of electricity sold of 28 percent from 2,724 thousand MWh for the six months ended June 30, 2005 to 3,477 thousand MWh for the six months ended June 30, 2006. This was complemented by increased average tariffs for both regulated and free trade sector sales between 2005 and 2006. Accordingly, there was a significant increase of 46% in revenue from RUR 1,863 million in the six months ended June 30, 2005 to RUR 2,728 million in the six months ended June 30, 2006.

There was a decrease in the percentage of sales by Konakovskaya GRES in the free trade sector both in terms of volume and revenue.

Nevinnomysskaya GRES

Nevinnomysskaya GRES is located in the Stavropol region, neighboring OAO "Nevinnomysskiy Azot", which is the main consumer of the power plant's heat. Details of revenue, volumes of electricity sold, and average tariffs are presented in the table below for the six months ended June 30, 2006 and June 30, 2005.

	Six months ended June 30, 2006					Six months ended June 30, 2005				
	Regulated Sector	%	Free Trade Sector	%	Total	Regulated Sector	%	Free Trade Sector	%	Total
Revenue, millions RUR	1,733	83%	347	17%	2,080	1,478	84%	290	16%	1,768
Volume, thousands MWh	2,507	81%	589	19%	3,096	2,306	81%	536	19%	2,842
Average Tariff/Price RUR/MWh*	691		589			641		541		

* The average tariff for regulated sector sales is not an actual tariff set by the FST, but rather represents the average realized revenue per kWh on the basis of both electricity tariff and capacity payment. Thus, this tariff is not directly comparable with the average realized Free Trade Sector price, as the latter partially included payment for capacity.

There was an increase in the total volume of electricity sold of 9 percent from 2,842 thousand MWh in the six months ended June 30, 2005 to 3,096 thousand MWh for the six months ended June 30, 2006. This was complemented by increased average tariffs for both regulated and free trade sector sales between 2005 and 2006. As a result, there was an increase of 18 percent in revenue from RUR 1,768 million for the six months ended June 30, 2005 to RUR 2,080 million in the six months ended June 30, 2006.

Reftinskaya GRES

Reftinskaya GRES is located in the Sverdlovsk region. It has the largest generating capacity of any of OGK-5's power plants, and is among the largest thermal power plants in Russia. Reftinskaya GRES provides electricity for the industrial regions of Sverdlovsk, Tyumen, Perm and Chelyabinsk. Details of revenue,

volumes of electricity sold, and average tariffs are presented in the table below for the six months ended June 30, 2006 and pro forma six months ended June 30, 2005.

	Six months ended June 30, 2006					Six months ended June 30, 2005				
	Regulated Sector		Free Trade Sector		Total	Regulated Sector		Free Trade Sector		Total
		%		%			%		%	
Revenue millions RUR ...	4,110	81%	992	19%	5,102	4,297	100%	—	—	4,297
Volume, thousands MWh	7,867	81%	1,847	19%	9,714	7,981	100%	—	—	7,981
Average Tariff/Price RUR/ MWh**	522		537			538				

** The average tariff for regulated sector sales is not an actual tariff set by the FST, but rather represents the average realized revenue per kWh on the basis of both electricity and capacity payment. Thus, this tariff is not directly comparable with the average realized Free Trade Sector price, as the latter partially included payment for capacity. For this GRES average Free Trade Sector prices were higher compared to the regulated tariffs for electricity, which was generally explained by the sales to external customers operating in the territories with higher regulated prices and having a strong demand for purchasing cheaper electricity from the free trade sector in the territories with lower regulated tariff. See "Industry Overview".

There was an increase in the total volume of electricity sold of 22 percent from 7,981 thousand MWh for the pro forma six months ended June 30, 2005 to 9,714 thousand MWh for the six months ended June 30, 2006. The increase related primarily to the commencement of sales under the free market sector in 2006. Previously, Reftinskaya GRES was leased out to TGK-9, a RAO UES subsidiary, and all sales were to a supply company controlled by RAO UES. This increase in volumes sold was partially offset by a decrease in the average tariff for regulated sales between 2005 and 2006. As a result, there was a net increase of 19 percent in revenue from RUR 4,297 million for the pro forma six months ended June 30, 2005 to RUR 5,102 million for the six months ended June 30, 2006.

Sredneuralskaya GRES

Sredneuralskaya GRES produces electricity for RAO UES of Ural. Details of revenue, volumes of electricity sold, and average tariffs are presented in the table below for the six months ended June 30, 2006 and pro forma six months ended June 30, 2005.

	Six months ended June 30, 2006					Six months ended June 30, 2005				
	Regulated Sector		Free Trade Sector		Total	Regulated Sector		Free Trade Sector		Total
		%		%			%		%	
Revenue millions RUR.........	1,282	81%	297	19%	1,579	1,762	100%	—	—	1,762
Volume, thousands MWh.......	2,457	82%	537	18%	2,994	3,272	100%	—	—	3,272
Average Tariff/Price RUR/ MWh**	522		553			533				

** The average tariff for regulated sector sales is not an actual tariff set by the FST, but rather represents the average realized revenue per kWh on the basis of both electricity and capacity payment. Thus, this tariff is not directly comparable with the average realized Free Trade Sector price, as the latter partially included payment for capacity. For this GRES average Free Trade Sector prices were higher compared to the regulated tariffs for electricity, which was generally explained by the sales to external customers operating in the territories with higher regulated prices and having a strong demand for purchasing cheaper electricity from the free trade sector in the territories with lower regulated tariff. See "Industry Overview".

There was an 8 percent decrease in the total volume of electricity sold from 3,272 thousand MWh for the pro forma six months ended June 30, 2005 to 2,994 thousand MWh for the six months ended June 30, 2006. Previously, Sredneuralskaya GRES was leased out to TGK-9 and all sales were to a supply company controlled by RAO UES. Hence, free trade sector sales began only in 2006. The decrease in volumes sold was further impacted by a decrease in the average tariff for regulated sales between 2005 and 2006. Accordingly,

there was an overall decrease of 10 percent, in revenue from RUR 1,762 million for the pro forma six months ended June 30, 2005 to RUR 1,579 million for the six months ended June 30, 2006.

Heating

There was a 9 percent increase in heating revenues from RUR 780 million for the pro forma six months ended June 30, 2005 to RUR 851 million for the six months ended June 30, 2006. This is due primarily to increased volumes sold in 2006 which is examined in greater detail below.

There was a 234 percent increase in heating revenues from RUR 255 million per the actual results of the six months ended June 30, 2005 to RUR 851 million for the six months ended June 30, 2006. The significant increase is explained by the significant output of Sredneuralskaya GRES compared with the three other power plants. Sredneuralskaya GRES supplies heating and hot water to several neighboring cities, and thus has a larger customer base than the other power plants. The inclusion of this plant and Reftinskaya GRES in the 2006 results led to this large increase.

The table below details heating revenues by GRES for the pro forma six months ended June 30, 2005 and the six months ended June 30, 2006.

	Heating revenue by power plant for the six months ended June 30,					
	2006		Pro forma 2005		Change from pro forma 2005 to 2006	
	RUR	% of sales	RUR	% of sales	RUR	% Change
	(in millions of Russian Rubles, except percentages)					
Konakovskaya GRES	54	6%	47	6%	7	15%
Nevinnomysskaya GRES	246	29%	209	27%	37	18%
Reftinskaya GRES	62	7%	73	9%	(11)	(15)%
Sredneuralskaya GRES	489	58%	451	58%	38	8%
Total	**851**	**100%**	**780**	**100%**	**71**	**9%**

The discussion below provides detail of heating revenues by GRES for the six months ended June 30, 2005 and the six months ended June 30, 2006.

Konakovskaya GRES

Konakovskaya GRES sells heat to retail customers in the neighboring region. Details of revenue, volumes of heat power sold, and average tariffs are presented in the table below for the six months ended June 30, 2006 and June 30, 2005.

	Six months ended June 30, 2006	Six months ended June 30, 2005	Change	% Change
Revenue, million RUR	54	47	7	15%
Volume, thousands Gcal	153	136	17	13%
Average Tariff, RUR/Gcal	353	346	10	3%

There was a 13 percent increase in the total volume of heat power sold from 136 thousand Gcal for the six months ended June 30, 2005 to 153 thousand Gcal in the six months ended June 30, 2006. This was complemented by a 3 percent increase in the average tariff from 346 RUR/Gcal for the six months ended June 30, 2005 to 353 RUR/Gcal for the six months ended June 30, 2006. Accordingly, there was an increase in revenue of 15 percent from RUR 47 million for the six months ended June 30, 2005 to RUR 54 million for the six months ended June 30, 2006.

Nevinnomysskaya GRES

Nevinnomysskaya GRES sells heat primarily to OAO "Nevinnomysskiy Azot" for industrial purposes. The higher demand for heat from this power plant results in its heat sales being relatively large compared to the other plants. Details of revenue, volumes of heat power sold, and average tariffs are presented in the table below for the six months ended June 30, 2006 and June 30, 2005.

	Six months ended June 30, 2006	Six months ended June 30, 2005	Change	% Change
Revenue, million RUR	246	209	37	18%
Volume, thousands Gcal	997	916	81	9%
Average Tariff, RUR/Gcal	247	228	19	8%

There was a 9 percent increase in the total volume of heat power sold from 916 thousand Gcal for the six months ended June 30, 2005 to 997 thousand Gcal for the six months ended June 30, 2006. This was complemented by an 8 percent increase in the average tariff from 228 RUR/Gcal for the six months ended June 30, 2005 to 247 RUR/Gcal for the six months ended June 30, 2006. Accordingly, there was an increase in revenue of 18 percent from RUR 209 million for the six months ended June 30, 2005 to RUR 246 million for the six months ended June 30, 2006.

Reftinskaya GRES

Due to a smaller customer base in its location, Reftinskaya GRES contributes an average of only 8 percent of OGK-5's heating revenues in the periods under examination., compared with an average 45 percent of OGK-5's electricity revenues. Details of revenue, volumes of heat power sold, and average tariffs are presented in the table below for the six months ended June 30, 2006 and pro forma six months ended June 30, 2005.

	Six months ended June 30, 2006	Pro forma six months ended June 30, 2005	Change	% Change
Revenue, million RUR	62	73	(11)	(15)%
Volume, thousands Gcal	265	255	10	4%
Average Tariff, RUR/Gcal	234	286	(50)	(18)%

There was a 4 percent increase in the total volume of heat power sold from 255 thousand Gcal for the pro forma six months ended June 30, 2005 to 265 thousand Gcal in the six months ended June 30, 2006. However, average tariffs fell by 18 percent from 286 RUR/Gcal for the pro forma six months ended June 30, 2005 to 234 RUR/Gcal for the six months ended June 30, 2006. Accordingly, there was a net decrease in revenue of 15 percent from RUR 73 million for the pro forma six months ended June 30, 2005 to RUR 62 million for the six months ended 2006.

Sredneuralskaya GRES

As noted above, Sredneuralskaya GRES produces more than half of OGK-5's heating sales due to its proximity to the cities of Yekaterinburg, Verkhnyaya Pyshma, Berezovsk, and Sredneuralsk to which it supplies heat and hot water. Details of revenue, volumes of heat power sold, and average tariffs are presented in the table below for the six months ended June 30, 2006 and pro forma six months ended June 30, 2005.

	Six months ended June 30, 2006	Pro forma six months ended June 30, 2005	Change	% Change
Revenue, million RUR	489	451	38	8%
Volume, thousands Gcal	2,568	2,394	174	7%
Average Tariff, RUR/Gcal	190	188	2	0.1%

There was an increase in the total volume of heat power sold of 7 percent from 2,394 thousand Gcal for the pro forma six months ended June 30, 2005 to 2,568 thousand Gcal for the six months ended June 30, 2006. Average tariffs remained relatively unchanged during this time. Accordingly, there was an increase in revenue of 8 percent from RUR 451 million for the pro forma six months ended 2005 to RUR 489 million for the six months ended June 30, 2006.

Rent

Rent revenue in 2005 related to the generating assets of Reftinskaya GRES and Sredneuralskaya GRES which were leased outside of OGK-5 during this period. On December 31, 2005, the lease agreements expired, and operation of these power plants was taken over by OGK-5. For purposes of the pro forma financial information for the six months ended June 30, 2005, rent revenue has been reversed, and the operating revenue and expenses relating to these power plants has been incorporated into the operating results.

Other

Other revenue includes proceeds from the sale of industrial water supplied with heat, sale of inventory and other miscellaneous income.

There was a RUR 633 decrease in other revenues from RUR 768 million in the pro forma six months ended June 30, 2005 to RUR 135 million in the six months ended June 30, 2006 primarily due to a one-off sale of inventory in the pro forma six months ended June 30, 2005.

Operating expenses

The table below details operating expenses for the six months ended June 30, 2006 and pro forma six months ended June 30, 2005.

	Operating expenses for the six months ended June 30,						
	2006		**pro forma 2005**		**2005**	**Change from pro forma 2005 to 2006**	
	RUR	**%**	**RUR**	**%**	**RUR**	**RUR**	**%**
	(in millions of Russian Rubles, except percentages)						
Fuel	7,979	69%	6,259	70%	2,224	1,720	27%
Depreciation of property, plant and equipment	1,006	9%	622	7%	622	384	62%
Repair and maintenance	649	6%	658	7%	310	(9)	(1)%
Employee benefits	595	5%	566	6%	273	29	5%
Taxes other than income tax	339	3%	260	3%	256	79	30%
Water usage expenses	248	2%	242	3%	241	6	2%
Raw materials and supplies	45	—	150	2%	116	(105)	(70)%
Miscellaneous operating expenses	753	6%	1,042	2%	531	(289)	(28)%
Total	**11,614**	**100%**	**9,799**	**100%**	**4,573**	**1,815**	**19%**

Fuel

The table below details OGK-5's fuel expenses by type for the six months ended June 30, 2006 and pro forma six months ended June 30, 2005.

	Six months ended June 30,			Change from pro forma 2005 to 2006	
	2006	pro forma 2005	2005	RUR	%
	(in millions of Russian Rubles except percentages)				
Fuel expenses by type					
Coal	3,446	2,594	—	852	33%
Gas	4,138	3,449	2,083	689	20%
Fuel oil	395	216	141	179	83%
Total	**7,979**	**6,259**	**2,224**	**1,720**	**27%**

There was a 27 percent increase in fuel expenses from RUR 6,259 million for the pro forma six months ended June 30, 2005 to RUR 7,979 million for the six months ended June 30, 2006. This is due primarily to increased prices and consumption of fuel as detailed further below.

There was a 259 percent increase in fuel expenses from RUR 2,224 million per the actual results of the six months ended June 30, 2005 to RUR 7,979 million for the six months ended June 30, 2006. The significant increase is explained by the relatively large generating output of Reftinskaya GRES compared with the three other power plants. The inclusion of this plant and Sredneuralskaya GRES in the 2006 results led to this large increase.

The table below details fuel expenses by GRES for the six months ended June 30, 2006 and the pro forma six months ended June 30, 2005.

	Fuel expenses by power plant for the six months ended June 30,					
	2006		pro forma 2005		Change from pro forma 2005 to 2006	
	RUR	%	RUR	%	RUR	%
	(in millions of Russian Rubles, except percentages)					
Konakovskaya GRES	1,395	17%	949	15%	446	47%
Nevinnomysskaya GRES	1,540	20%	1,275	20%	265	21%
Reftinskaya GRES	3,504	44%	2,627	42%	877	33%
Sredneuralskaya GRES	1,540	19%	1,408	23%	132	9%
Total	**7,979**	**100%**	**6,259**	**100%**	**1,720**	**27%**

The discussion below provides detail of fuel expenses by GRES for the six months ended June 30, 2006 and the six months ended June 30, 2005, pro forma or actual, as relevant.

Konakovskaya GRES

Konakovskaya GRES primarily consumes natural gas, with fuel oil as reserve Details of fuel expenses, fuel volumes consumed and average tariffs by fuel type are presented in the table below for the six months ended June 30, 2006 and June 30, 2005.

	Six months ended June 30, 2006	Six months ended June 30, 2005	Change	% Change
Gas *(millions RUR)*	1,275	926	349	38%
Gas volume *(millions m^3)*	983	797	186	23%
Gas tariff *(RUR/thousand m^3)*	1,297	1,162	135	12%
Fuel oil *(millions RUR)*	120	23	97	422%
Fuel oil volume *(thousand of tons)*	44	9	35	389%
Fuel oil price *(RUR/ton)*	2,727	2,555	172	7%

There was a 38 percent increase in spending on gas from RUR 926 million in the six months ended June 30, 2005 to RUR 1,275 million in the six months ended June 30, 2006. The increase is attributable to rises in both volumes consumed and prices paid. There was a 23 percent increase in volume consumed from 797 million m^3 in the six months ended June 30, 2005 to 983 million m^3 in the six months ended June 30, 2006. There was a 12 percent increase in average tariffs paid from 1,162 RUR thousand m^3 in the six months ended June 30, 2005 to 1,297 RUR/thousand m^3 in the six months ended June 30, 2006.

Fuel oil is used as a supplementary fuel at this plant. Spending increased significantly in the six months ended June 30, 2006 largely due to a 389 percent increase in volume consumed from 9 thousand tons in the six months ended 30 line 2005 to 44 thousand tons in the six months ended June 30, 2006. Volumes rose due to unusually cold temperatures in early 2006.

Nevinnomysskaya GRES

Nevinnomysskaya GRES primarily consumes natural gas, with fuel oil as reserve. Details of fuel expenses, fuel volumes consumed and average tariffs by fuel type are presented in the table below for the six months ended June 30, 2006 and June 30, 2005.

	Six months ended June 30, 2006	Six months ended June 30, 2005	Change	% Change
Gas *(millions RUR)*	1,449	1,157	292	25%
Gas volume *(millions m^3)*	1,010	904	106	12%
Gas tariff *(RUR/thousand m^3)*	1,435	1,280	155	12%
Fuel oil *(millions RUR)*	91	118	(27)	(23)%
Fuel oil volume *(thousand of tons)*	31	47	(16)	(34)%
Fuel oil price *(RUR/ton)*	2,935	2,511	424	17%

There was a 25 percent increase in spending on gas from RUR 1,157 million in the six months ended June 30, 2005 to RUR 1,449 million in the six months ended June 30, 2006. The increase is attributable to rises in both volumes consumed and prices paid. There was a 12 percent increase in volume consumed from 904 million m^3 in the six months ended June 30, 2005 to 1,010 million m^3 in the sixth months ended June 30, 2006. There was a 12 percent increase in average tariffs paid from 1,280 RUR/thousand m^3 in the six months ended June 30, 2005 to 1,435 RUR/thousand m^3 in the six months ended June 30, 2006.

Fuel oil is used as a supplementary fuel at this plant. Spending decreased in the six months ended June 30, 2006, largely due to a 34 percent decrease in volume consumed from 47 thousand tons in the six months ended June 30, 2005 to 31 thousand tons in the six months ended June 30, 2006.

Reftinskaya GRES

Reftinskaya GRES primarily consumes coal, with fuel oil as reserve. Details of fuel expenses, fuel volumes consumed and average tariffs by fuel type are presented in the table below for the six months ended June 30, 2006 and pro forma six months ended June 30, 2005.

	Six months ended June 30, 2006	Pro forma six months ended June 30, 2005	Change	% Change
Coal *(millions RUR)*	3,446	2,594	852	33%
Coal volume *(millions)*	5,784	4,802	982	20%
Coal tariff *(RUR/ton)*	596	540	56	10%
Fuel oil *(millions RUR)*	58	33	25	76%
Fuel oil volume *(thousands of tons)*	15	12	3	25%
Fuel oil price *(RUR/ton)*	3,867	2,750	1,117	41%

There was a 33 percent increase in spending on coal from RUR 2,594 million in pro forma six months ended 2005 to RUR 3,446 million in six months ended 2006. The increase is attributable to rises in both volumes consumed and prices paid. There was a 20 percent increase in volume consumed from 4,802 million m^3 in the pro forma six months ended June 30, 2005 to 5,784 million m^3 in the six months ended June 30, 2006. There was a 10 percent increase in average tariffs paid from 540 RUR/thousand m^3 in the pro forma six months ended June 30, 2005 to 596 RUR/thousand m^3 in the six months ended June 30, 2006.

Fuel oil is used as a supplementary fuel at this plant. Spending increased in the six months ended June 30, 2006, largely due to a 41 percent increase in price from 2,750 RUR/ton in the pro forma six months ended June 30, 2005 to 3,867 RUR/ton in the six months ended June 30, 2006.

Sredneuralskaya GRES

Sredneuralskaya GRES primarily consumes natural gas, with fuel oil as reserve. Details of fuel expenses, fuel volumes consumed and average tariffs by fuel type are presented in the table below for the six months ended June 30, 2006 and pro forma six months ended June 30, 2005.

	Six months ended June 30, 2006	Pro forma six months ended June 30, 2005	Change	% Change
Gas *(millions RUR)*	1,414	1,366	48	4%
Gas volume *(millions m^3)*	1,101	1,144	(43)	(4)%
Gas tariff *(RUR/thousands m^3)*	1,284	1,194	90	8%
Fuel oil *(millions RUR)*	126	42	84	200%
Fuel oil volume *(thousands of tons)*	48	23	25	109%
Fuel oil price *(RUR/ton)*	2,628	1,819	809	44%

There was a 4 percent small increase in spending on gas from RUR 1,366 million in the pro forma six months ended 2005 to RUR 1,414 million in the six months ended June 30, 2006. The increase is attributable to a rise in tariffs which was partly mitigated by less consumption. The reduced consumption in the six months ended June 30, 2006 for this power plant is consistent with an 8 percent decrease in electricity volume produced. There was a 4 percent decrease in volume of gas consumed from 1,144 million m^3 in the pro forma six months ended June 30, 2005 to 1,101 million m^3 in the six months ended June 30, 2006. There was an 8 percent increase in average tariffs paid from 1,194 RUR/thousand m^3 in the pro forma six months ended June 30, 2005 to 1,284 RUR/thousand m^3 in the six months ended June 30, 2006.

Fuel oil is used as a supplementary fuel at this plant. Spending increased in the six months ended June 30, 2006, largely due to a 109 percent increase in volume consumed from 23 thousand tons in the pro forma six months ended June 30, 2005 to 48 thousand tons in the six months ended June 30, 2006.

Repair and maintenance

Repair and maintenance expenses include scheduled ongoing maintenance activities and small repair work. More significant repairs or replacements are capitalized according to OGK-5's accounting policy. Repair and maintenance expenses decreased by only 1 percent from RUR 658 million in the pro forma six months ended June 30, 2005 to RUR 649 million for the six months ended June 30, 2006. To reduce costs and focus more attention on the core operating activities, OGK-5's strategy is to perform less of its own maintenance work, and instead outsource this work to either companies within the RAO UES Group or outside contractors. This trend is noted in the table below detailing the percentage of repair and maintenance expenses incurred internally versus externally.

	Repair and maintenance expenses for the six months ended June 30,			
	2006		2005	
	RUR	%	RUR	%
	(in millions of Russian Rubles, except percentages)			
Own force	130	20%	156	50%
External	519	80%	154	50%
Total	**649**	**100%**	**310**	**100%**

Repair and maintenance expense rose by 112 percent from RUR 310 million in the six months ended June 30, 2005 results to RUR 658 million in the pro forma six months ended 2005 results. This increase is consistent with the addition of Reftinskaya GRES and Sredneuralskaya GRES in the pro forma results.

Data is not presented for the pro forma six months ended June 30, 2005 as the additional power plants included in this data were not directly operated by OGK-5 during this time. The percentage of maintenance expenses performed by outside parties for these power plants is not necessarily representative of OGK-5's strategy for these power plants in 2006 and future periods.

Employee benefits

Employee benefit expenses remained relatively consistent in the period under review, rising by only 5 percent from RUR 566 million in the pro forma six months ended June 30, 2005 to RUR 595 million in the six months ended June 30, 2006.

Employee benefits expenses increased by 107 percent from RUR 273 million in the six months ended June 30, 2005 to RUR 566 million in the pro forma six months ended June 30, 2005. This increase is consistent with the addition of Reftinskaya GRES and Sredneuralskaya GRES in the pro forma results.

Depreciation of property, plant and equipment

The significant rise in depreciation expense in the six months ended June 30, 2006 is due to the change in accounting policy for property, plant and equipment beginning January 1, 2006. At this date, property, plant and equipment (excluding construction in progress) was adjusted to fair value as determined by independent appraisers. Previously, these assets were recorded at their historical costs. As depreciation expenses are calculated on a straight line basis over the estimated useful lives of the assets, the increased value of the assets results in higher depreciation charges in 2006.

During 2005 when Reftinskaya GRES and Sredneuralskaya GRES were leased out, OGK-5 continued to record the related depreciation expense, as well as the rental revenue. Hence, no adjustment was required in the pro forma six months ended June 30, 2005 results, as depreciation expenses for all four power plants is included in the six months ended June 30, 2005 results.

OGK-5 assesses all of its assets annually for impairment. No impairment losses were recorded in either of the periods discussed here.

Other operating expenses

There was a 30 percent increase in taxes other than income taxes from RUR 260 million in the pro forma six months ended June 30, 2005 results to RUR 339 million in the six months ended June 30, 2006. This is due to increased taxes on water consumption, and increased property taxes. Taxes on water consumption increased with overall increased output in 2006. Property taxes rose in conjunction with an increase of the tax basis of the assets of Sredneuralskaya GRES and Reftinskaya GRES in 2006. The change in tax basis is discussed with income tax expenses below.

The 70 percent decrease in raw materials and supplies from RUR 150 million in the pro forma six months ended June 30, 2005 results to RUR 45 million in the six months ended June 30, 2006 relates to a RUR 92 million credit received from the return of materials at Nevinnomysskaya GRES in 2005 that had the effect of raising both revenues and expenses in that year (no impact on net income).

Miscellaneous operating expenses decreased by RUR 289 million primarily because of the following. There was a RUR 218 million increase in System Operator and NP ATS services from RUR 14 million in the pro forma six months ended June 30, 2005 results to RUR 232 million in the six months ended June 30, 2006 results. In the pro forma six months ended June 30, 2005, there was a one-off RUR 550 million purchase of inventory which has been re-sold in the period. Cost of this inventory was recorded in the pro forma results for the six months ended June 30, 2005. The increase is due to the fact that fees for System Operator services started being charged beginning January 1, 2006.

Operating profit

The operating profit in the pro forma six months ended June 30, 2005 is higher than that of the comparative periods. The operating profit margin as a percentage (calculated as operating profit divided by revenues) was 14 percent in the pro forma six months ended June 30, 2005 compared with 8 percent for both the six months ended June 30, 2006, and the actual results for the six months ended June 30, 2005. The primary reason is that the 2005 pro forma revenue is calculated based on retail tariffs, while in 2006, wholesale tariffs were applied, meaning the pro forma revenue may be higher than that which would have been received had the wholesale tariffs been applied to that period. Another reason is that pro forma results for the period do not include general overhead expenses in relation to head office of TGK-9, the lessee of the two GRES leased out during the period.

Finance costs

Finance costs are driven by interest paid on OGK-5's various short term loans with interest rates ranging from 8.5 percent to 14 percent, and on a long term loan payable at 10.5 percent. In the six months ended June 30, 2006, OGK-5 obtained significant new short term loans in order to finance its working capital requirements during the summer months. New Russian ruble denominated short term loans acquired in the six months ended June 30, 2006 included RUR 1,300 million from Gazprom Bank. RUR 630 million from MDM Bank, and RUR 500 million from MMB. Interest rates on these loans ranged from 6.5 percent, to 10.5 percent, per annum. These new borrowings led to a 1 percent decrease in total finance expenses from RUR 103 million in the pro forma six months ended June 30, 2005 to RUR 102 million in the six months ended June 30, 2006.

Income tax expense

In the six months ended June 30, 2006, OGK-5 recognized a net income tax benefit of RUR 3,100 million in its operating results. This gain includes the following:

- A net deferred tax benefit of RUR 3,299 million primarily relates to the increase in the tax base of the generating assets of Sredneuralskaya GRES and Reftinskaya GRES. OGK-5 had initially been applying the tax base as used by RAO UES, which contributed these assets. Following favorable court rulings during the first six months of 2006, OGK-5 increased the tax base of these assets to the fair value at the date of contribution. The increased tax base will lead to larger deductions for tax purposes in future periods, and consequently, a deferred tax benefit arose.

• OGK-5 incurred RUR 199 million of charges for current taxes based on a profit before taxes of RUR 863 million which corresponds to an effective tax rate of 23 percent.

OGK-5's net profit in the six months ended June 30, 2006 is unusually high due to this non-recurring tax benefit in this period. This benefit does not represent actual proceeds received by OGK-5, but rather the recognition of benefits that will be realized in future periods. As noted in the discussion of depreciation expense, in 2006 OGK-5 also revalued all of its generating facilities as a result of a change in accounting policy. There was a RUR 6,060 million deferred tax effect from this revaluation that was recognized directly to OGK-5's equity, with no effect on the income statement.

In the six months ended 10 June 2015, OGK-5 recognized an income tax expense of RUR 53 million. Based on profits before tax of RUR 301 million, this gives an effective tax rate of 18 percent, which is based on the statutory rate, adjusted for non taxable and non deductible items.

Effective from January 1, 2002, the income tax rate in Russia declined to 24 percent, for all companies and the tax loss carry-forward period was extended to ten years. The maximum amount of tax loss carry-forward that may be claimed for reduction of annual taxable profit has been increased to 50 percent of annual taxable profits with effect from January 1, 2006 and, with effect from January 1, 2007, will no longer be subject to limitation. Income tax on dividends distributed within Russia is currently 9 percent. The new income tax legislation also adopted a more liberal approach to tax-deductible expenses, permitting deductions so long as expenses are economically proven and justified from a business standpoint and properly documented. The elimination of investment tax credits offset some of the benefits from the reduction of income tax rates.

Profit

OGK-5 was profitable in all three periods presented here. As noted above, OGK-5's profit was unusually high in the six months ended June 30, 2006. This is due to a RUR 3,278 million of non recurring tax benefit arising from changes in the tax base of the generating facilities of Sredneuralskaya GRES and Reftinskaya GRES. If this tax benefit is removed, OGK-5's profit in this period will be RUR 664 million which is more consistent with results from 2005.

OGK-5's profit for the pro forma six months ended June 30, 2005 was RUR 1,107 million which is significantly higher than the actual profit for this period of RUR 248 million. The difference can be attributed to more operations being included in the pro forma results, and an increased operating margin as discussed above.

Results of Operations for the Year Ended December 31, 2005 Compared with the Year Ended December 31, 2004

The following table and discussion is a summary of OGK-5's consolidated results of operations for the years ended December 31, 2005 and 2004.

	Year ended December 31,			
	2005	2004	Change	
	RUR	RUR	RUR	%
	(in millions of Russian Rubles, except percentages)			
Revenues	10,100	7,684	2,416	31%
Operating expenses	(10,051)	(7,922)	(2,129)	27%
Reversal of impairment of property, plant and equipment	6,361	—	6,361	—
Other operating income	192	347	(155)	(45)%
Operating Profit	**6,602**	**109**		
Finance Costs	(121)	(160)	39	(24)%
Profit (loss) before income tax	**6,481**	**(51)**	—	—
Income tax charge	(1,571)	(144)	(1,427)	
Profit (loss)	**4,910**	**(195)**	**5,105**	—

Revenues

The table below details revenue from the four segments for the years ended December 31, 2005 and 2004.

	Revenue by segment for the years ended December 31,					
	2005		2004		Change	
	RUR	%	RUR	%	RUR	%
	(in millions of Russian Rubles, except percentages)					
Electricity	7,754	77%	6,341	82%	1,413	22%
Heating	461	5%	444	6%	17	4%
Rent	1,639	16%	692	9%	947	137%
Other	246	2%	207	3%	39	19%
Total	**10,100**	**100%**	**7,684**	**100%**	**2,416**	**31%**

Electricity

There was a 22 percent increase in electricity revenues from RUR 6,341 million in the year ended December 31, 2004 to RUR 7,754 million in the year ended December 31, 2005. This was due primarily to increased tariffs in 2005 which is examined in greater detail below. The table below details electricity revenues by GRES for years ended December 31, 2005 and 2004.

	Electricity revenue by power plant for the years ended December 31,					
	2005		2004		Change	
	RUR	%	RUR	%	RUR	%
	(in millions of Russian Rubles, except percentages)					
Konakovskaya GRES	4,160	54%	3,445	54%	715	21%
Nevinnomysskaya GRES	3,594	46%	2,896	46%	698	24%
Total	**7,754**	**100%**	**6,341**	**100%**	**1,413**	**22%**

The discussion below provides details of the electricity revenues by GRES for the years ended December 31, 2005 and 2004. For explanations regarding dynamics of average regulated and free trade sector tariffs, see "Industry Overview".

Konakovskaya GRES

Details of revenue, volumes of electricity sold, and average tariffs are presented in the table below for the years ended December 31, 2005 and 2004.

	Year ended December 31, 2005					Year ended December 31, 2004				
	Regulated Sector	%	Free Trade Sector	%	Total	Regulated Sector	%	Free Trade Sector	%	Total
Revenue, millions RUR	3,024	73%	1,136	27%	4,160	2,492	72%	953	28%	3,445
Volume, thousands MWh	4,179	67%	2,068	33%	6,247	4,406	69%	1,996	31%	6,402
Average Tariff, RUR/MWh*	724		549			566		477		

* The average tariff for regulated sector sales is not an actual tariff set by the FST, but rather represents the average realized revenue per kWh on the basis of both electricity tariff and capacity payment. Thus, this tariff is not directly comparable with the average realized Free Trade Sector price, as the latter partially included payment for capacity.

There was a small decrease in the total volume of electricity sold of 2 percent from 6,402 thousand MWh in the year ended December 31, 2004 to 6,247 thousand MWh in the year ended December 31, 2005. This was complemented by increased average tariffs for both regulated and free trade sector sales between 2004 and 2005. Accordingly, there was an increase of 21 percent in revenue from RUR 3,445 million in the year ended December 31, 2004 to RUR 4,160 million in the year ended December 31, 2005.

The mix of sales between regulated and the free trade sector remained relatively consistent between the two years.

Nevinnomysskaya GRES

Details of revenue, volumes of electricity sold, and average tariffs are presented in the table below for the years ended December 31, 2005 and 2004.

	Year ended December 31, 2005					Year ended December 31, 2004				
	Regulated Sector	%	Free Trade Sector	%	Total	Regulated Sector	%	Free Trade Sector	%	Total
Revenue, millions RUR	2,957	82%	637	18%	3,594	2,544	88%	352	12%	2,896
Volume, thousands MWh	4,519	79%	1,171	21%	5,690	4,548	86%	731	14%	5,279
Average Tariff, RUR/MWh*	654		544			559		482		

* The average tariff for regulated sector sales is not an actual tariff set by the FST, but rather represents the average realized revenue per kWh on the basis of both electricity tariff and capacity payment. Thus, this tariff is not directly comparable with the average realized Free Trade Sector price, as the latter partially included payment for capacity.

There was an increase in the total volume of electricity sold of 8 percent from 5,279 thousand MWh in the year ended December 31, 2004 to 5,690 thousand MWh in the year ended December 31, 2005. This was complemented by increased average tariffs for both regulated and free trade sector sales between 2004 and 2005. Accordingly, there was an increase of 24% in revenue from RUR 2,896 million in the year ended December 31, 2004 to RUR 3,594 million in the year ended December 31, 2005. Sales in the free trade sector increased in 2005.

Heating

There was a 4 percent increase in heating revenues from RUR 444 million in the year ended December 31, 2004 to RUR 461 million in the year ended December 31, 2005. This is due primarily to increased tariffs in

2005 which is examined in greater detail below. The table below details heating revenues by GRES for the years ended 2005 and 2004.

	Heating revenue by power plant for the years ended December 31,					
	2005		2004		2005	
	RUR	%	RUR	%	RUR	%
	(in millions of Russian Rubles, except percentages)					
Konakovskaya GRES	78	17%	81	18%	(3)	(4)%
Nevinnomysskaya GRES	383	83%	363	82%	20	6%
Total	**461**	**100%**	**444**	**100%**	**17**	**4%**

The discussion below provides detail of heating revenues by GRES for the years ended December 31, 2005 and 2004.

Konakovskaya GRES

Details of revenue volumes of heat power sold, and average tariffs are presented in the table below for the years ended December 31, 2005 and 2004.

	Year ended December 31, 2005	Year Ended December 31, 2004	Change	% Change
Revenue, millions RUR	78	81	(3)	(4)%
Volume, thousands Gcal	247	269	(22)	(8)%
Average Tariff, RUR/Gcal	316	301	15	5%

There was a decrease in the total volume of heat power sold of 8 percent from 269 thousand Gcal in the year ended December 31, 2004 to 247 thousand Gcal in the year ended December 31, 2005. This was partly mitigated by a 5 percent increase in the average tariff from 301 RUR/Gcal in the year ended December 31, 2004 to 316 RUR/Gcal in the year ended December 31, 2005. Accordingly, there was an overall decrease in revenue of 4 percent from RUR 81 million in the year ended December 31, 2004 to RUR 78 million in the year ended December 31, 2005.

Nevinnomysskaya GRES

Details of revenue volumes of heat power sold, and average tariffs are presented in the table below for the years ended December 31, 2005 and 2004.

	Year ended December 31, 2005	Year ended December 31, 2004	Change	% Change
Revenue, millions RUR	383	363	20	6%
Volume, thousands Gcal	1,667	1,695	(28)	(2)%
Average Tariff, RURI/Gcal	230	214	16	7%

There was a decrease in the total volume of heat power sold of 2 percent from 1695 thousand Gcal in the year ended December 31, 2004 to 1,667 thousand Gcal in the year ended December 31, 2005. However, there was a 7 percent increase in the average tariff from 214 RUR/Gcal in the year ended December 31, 2004 to 230 RUR/Gcal in the year ended December 31, 2005. Accordingly, there was an overall increase in revenue of 6 percent from RUR 363 million in the year ended December 31, 2004 to RUR 383 million in the year ended December 31, 2005.

Rent

Rent revenue is derived from leasing out the generating facilities of Reftinskaya GRES and Sredneuralskaya GRES power plants. During 2004 and 2005, these generating facilities were leased to other RAO UES subsidiaries.

These generating facilities were owned by RAO UES until December 2004 when they were transferred to OGK-5 as part of the share capital contribution by RAO UES. Following the predecessor basis of accounting as described above, a full year of rental income and related expenses for 2004 were carved out from the RAO UES financial statements and included in OGK-5's combined and consolidated financial statements. Rent is charged on a cost plus approach with costs including depreciation and property tax. The significant increase in rent revenue in 2005 reflects both higher operating expenses incurred in that year and an increase in the fee charged to the lessee.

Other revenue

Other revenue includes repair and maintenance revenue, proceeds from the sale of industrial water supplied with heat, sale of inventory and proceeds from other miscellaneous services. Repair and maintenance revenue is derived from repair and transport services provided to third party customers. In 2004, OGK-5's repair and transport subdivisions were separated into separate subsidiaries and began providing services to external customers. As the number of external customers increased, revenues increased by 152 percent from RUR 9 million in the year ended December 31, 2004 to RUR 146 million in the year ended December 31, 2005.

Operating expenses

In the two years under review, OGK-5's primary operating expense is fuel. Konakovskaya GRES and Nevinnomysskaya GRAS primarily use natural gas as fuel, supplemented by small quantities of fuel oil. The volume of fuel consumed is proportional to the volume of electricity generated. Hence, OGK-5's margins are largely driven by changes in the costs of natural gas. Natural gas prices are regulated by the FST, and continued to increase in the six months ended June 30, 2006. The table below details OGK-5's fuel expenses by type for the years ended December 31, 2005 and 2004.

	Year ended December 31, 2005	Year ended December 31, 2004
	(in millions of Russian Rubles)	
Fuel expenses by type		
Gas	4,483	3,507
Fuel oil	156	189
Total	**4,639**	**3,696**

OGK-5 also incurs significant repair and maintenance expenses, primarily related to its ongoing maintenance programs. Efforts are being made to contract more of this work to third parties in order to lower costs.

Other significant operating expenses include depreciation of property, plant and equipment, and other expenses including chemicals used in production, spare parts, professional services, insurance expenses, and other administrative expenses.

The table below details operating expenses for the years ended December 31, 2005 and 2004.

	Years ended December 31,					
	2005		2004		Change	
	RUR	%	RUR	%	RUR	%
	(in millions of Russian Rubles, except percentages)					
Fuel	4,639	46%	3,696	47%	943	26%
Depreciation of property, plant and equipment	1,393	14%	1,315	16%	78	6%
Repair and maintenance	1,073	11%	956	12%	117	12%
Employee benefits	1,039	10%	659	8%	380	58%
Taxes other than income tax	499	5%	85	1%	414	487%
Water usage expenses	484	5%	393	5%	91	23%
Raw materials and supplies	242	2%	131	2%	111	85%
Miscellaneous operating expenses	682	7%	687	9%	(5)	1%
Total	**10,051**	**100%**	**7,922**	**100%**	**2,129**	**27%**

Fuel

There was a 26 percent increase in fuel expenses from RUR 3,696 million in the year ended December 31, 2004 to RUR 4,639 million in the year ended December 31, 2005. This is due to both increased prices and consumption of fuel as detailed further below.

The table below details fuel expenses by GRES for the years ended December 31, 2005 and 2004.

	Fuel expenses by power plant for the years ended December 31,					
	2005		2004		Change from 2004 to 2005	
	RUR	%	RUR	%	RUR	%
	(in millions of Russian Rubles, except percentages)					
Konakovskaya GRES	2,168	47%	1,766	48%	402	23%
Nevinnomysskaya GRES	2,471	53%	1,930	52%	541	28%
Total	**4,639**	**100%**	**3,696**	**100%**	**943**	**26%**

The discussion below provides further detail of fuel expenses by power plant for the years ended December 31, 2005 and 2004.

Konakovskaya GRES

Konakovskaya GRES primarily consumes natural gas, with fuel oil as reserve. Details of fuel expenses, fuel volumes consumed and average tariffs by fuel type are presented in the table below for the years ended December 31, 2005 and 2004.

	2005	2004	Change	% Change
Gas *(millions RUR)*	2,143	1,710	433	25%
Gas volume *(millions m^3)*	1,830	1,760	70	4%
Gas tariff *(RUR/thousand m^3)*	1,171	971	200	21%
Fuel oil *(millions RUR)*	25	56	(31)	(55)%
Fuel oil volume *(thousands of tons)*	10	22	(12)	(55)%
Fuel oil price *(RUR/ton)*	2,500	2,545	(45)	(2)%

There was an increase in spending on gas of 25 percent from RUR 1,710 million in the year ended December 31, 2004 to RUR 2,143 million in the year ended December 31, 2005. The increase was attributable to rises in both volumes consumed and prices paid. There was a 4 percent increase in volume consumed from 1,760 million m^3 in the year ended December 31, 2004 to 1,830 million m^3 in the year ended December 31,

2005. There was a 21 percent increase in average tariffs paid from 971 RUR/thousand m^3 in the year ended December 31, 2004 to 1,171 RUR/thousand m^3 in the year ended December 31, 2005.

Fuel oil is used as a supplementary fuel at this plant. Spending decreased in 2005, largely due to a 55 percent decrease in volume consumed from 22 thousand tons in the year ended December 31, 2004 to 10 thousand tons in the year ended December 31, 2005.

Nevinnomysskaya GRES

Nevinnomysskaya GRES primarily consumes natural gas, with fuel oil as reserve. Details of fuel expenses, fuel volumes consumed and average tariffs by fuel type are presented in the table below for the years ended December 31, 2005 and 2004.

	2005	2004	Change	% Change
Gas *(millions RUR)*	2,340	1,797	543	30%
Gas volume *(millions m^3)*	1,850	1,748	102	6%
Gas tariff *(RUR/thousand m^3)*	1,265	1,028	237	23%
Fuel oil *(millions RUR)*	131	133	(2)	(2)%
Fuel oil volume *(thousands of tons)*	52	52	—	0%
Fuel oil price *(RUR/ton)*	2,519	2,558	(39)	(2)%

There was an increase in spending on gas of 30 percent from RUR 1,797 million in the year ended December 31, 2004 to RUR 2,340 million in the year ended December 31, 2005. The increase was attributable to rises in both volumes consumed and prices paid. There was a 6 percent increase in volume consumed from 1,748 million m^3 in the year ended December 31, 2004 to 1,850 million m^3 in the year ended December 31, 2005. There was a 23 percent increase in average tariffs paid from 1,028 RUR/thousands m^3 in the year ended December 31, 2004 to 1,265 RUR/thousands m^3 in the year ended December 31, 2005.

Fuel oil is used as a supplementary fuel at this plant. Spending remained relatively consistent over the two years.

Repair and maintenance

These expenses include primarily scheduled ongoing maintenance activities and small repair work and rose by 12 percent from RUR 956 million in the year ended December 31, 2004 to RUR 1,073 million in the year ended December 31, 2005. As noted in the table below, OGK-5 performs some of its own maintenance work, with the rest being outsourced to either other companies within the RAO UES Group or outside contractors.

	Repairs and maintenance expenses for the years ended December 31,			
	2005		2004	
	RUR	%	RUR	%
	(in millions of Russian Rubles, except percentages)			
Own force	185	17%	418	44%
External	888	83%	538	56%
Total	**1,073**	**100%**	**956**	**100%**

Employee benefits

Labor expenses increased 58 percent from RUR 659 million in the year ended December 31, 2004 to RUR 1,039 million in the year ended December 31, 2005. There were several contributing factors to this increase. There was a RUR 66 million increase at Konakovskaya GRES from RUR 311 million in the year ended December 31, 2004 to RUR 377 million in the year ended December 31, 2005, largely due to an increase in average salaries. As OGK-5's power plants are located in different regions of the country, there will be variations in average labor costs. Expenses related to OGK-5's Moscow branch in the amount of

RUR 299 million commenced in 2005 as the number of its employees increased to 113 by the end of the 2005. Also included in OGK-5's Moscow branch expenses in 2005 is an accrual of RUR 179 million for bonuses to senior management scheduled to be paid in 2006.

Depreciation of property, plant and equipment

There was a 6 percent increase in depreciation expenses from RUR 1,315 million in the year ended December 31, 2004 to RUR 1,393 million in the year ended December 31, 2005. This is consistent with investment in capital assets during this two-year period.

Other operating expenses

Other operating expenses include a RUR 414 million increase in other taxes from RUR 85 million in the year ended December 31, 2004 to RUR 499 million in the year ended December 31, 2005. This related to a RUR 421 million increase in the property tax charge for the Sredneuralskaya GRES and Reftinskaya GRES. Property, plant and equipment basis for property tax was revalued in the year ended December 31, 2005, creating an unusual increase in 2005.

Miscellaneous operating expenses include spare parts, professional services, insurance expenses and other administrative expenses. There was no significant change in these expenses from 2004 to 2005.

Reversal of impairment of property, plant and equipment

RUR 6,361 million was taken into operating income in 2005 as a reversal of a previously recognized impairment loss. The reversal was the result of a change in the value in use of the assets that comprise OGK-5's power generation cash generating units. This in turn was the result of key positive developments in the market including a higher than expected growth in demand for electricity and heating in the regions in which OGK-5 operates, and a higher degree of certainty relating to the development of free-trade sector of the wholesale electricity market. Changes to the free trade sector were subsequently adopted by the Russian government on August 31, 2006.

Operating profit

OGK-5's operating profit was unusually high in the year ended December 31, 2005 due to the one-time reversal of impairment losses described above. If this item is excluded, operating profit in the year ended December 31, 2005 is RUR 241 million, which represents a 121 percent increase from RUR 109 million in the year ended December 31, 2004. Percentage operating margin (calculated as operating profit adjusted for impairment reversal divided by revenues) is 2 percent in the year ended December 31, 2005.

Finance costs

Finance costs largely relate to interest paid on OGK-5's various short term loans with interest rates ranging from 8.5 percent to 14 percent and on a long term loan payable at 10.5 percent. In 2005, OGK-5 acquired shorter term loans at lower interest rates than in 2004. This led to a 24 percent decrease in total finance expenses from RUR 160 million in 2004 to RUR 121 million in 2005.

Income tax expense

For the year ended December 31, 2005, OGK-5 recognized an income tax charge of RUR 1,572 million in its operating results which corresponds to an effective tax rate of 24%. This charge includes the following:

- A net deferred tax charge of RUR 1,345 million relates primarily to a RUR 1,527 million deferred tax expense arising from the reversal of impairment of property, plant and equipment discussed above. The reversal of the impairment had the effect of increasing the accounting basis of the generating assets. Accordingly, in future periods there will be more depreciation expensed for accounting purposes than will be deducted for tax purposes, creating a tax liability. This expense was partly offset by deferred tax benefits to

arrive at the net deferred tax charge. The reversal of the impairment did not occur until the end of the year, therefore there was no tax effect in the results of the six months ended June 30, 2006 discussed above.

- After adjustments for non-deductible expenses, OGK-5 incurred RUR 227 million of charges for current taxes.

In the year ended December 31, 2004, OGK-5 recognized an income tax charge of RUR 143 million in its operating results This charge includes the following:

- A net deferred tax benefit of RUR 115 million relates to temporary differences arising between tax and accounting treatments in the ordinary course of business.

- OGK-5 incurred RUR 259 million of charges for current taxes on a loss before taxes of RUR 51 million. In accordance with Russian tax legislation, tax losses in different entities within OGK-5 may not be offset against taxable profits of other companies. Hence, OGK-5 incurred a tax expense in 2004 even though there was a net loss realized in the year.

Income taxes

Effective from January 1, 2002, the income tax rate in Russia declined to 24 percent for all companies and the tax loss carry-forward period was extended to ten years. The maximum amount of tax loss carry-forward that may be claimed for reduction of annual taxable profit has been increased to 50 percent of annual taxable profits with effect from January 1, 2006 and, with effect from January 1, 2007, will no longer be subject to limitation. Income tax on dividends distributed within Russia is currently 9 percent. The new income tax legislation also adopted a more liberal approach to tax-deductible expenses, permitting deductions so long as expenses are economically proven and justified from a business standpoint and properly documented. The elimination of investment tax credits offset some of the benefits from the reduction of income tax rates.

Profit/(loss)

As noted above, OGK-5's profit was unusually high in the year ended December 31, 2005 due to the recognition in the period of a RUR 6,361 million of reversal of impairment on property, plant and equipment. If this item and the related deferred income tax charge of RUR 1,527 million are removed, OGK-5 will show a small profit in this period of RUR 76 million. OGK-5 showed a loss in the year ended December 31, 2004 of RUR 195 million.

Liquidity and Capital Resources

OGK-5's primary sources of liquidity are cash provided from operating activities, debt financing, and access to capital markets. OGK-5's plan going forward is to finance its budgeted capital expenditures, interest and dividends mainly out of operating cash flows supplemented by additional borrowings and equity contributions.

OGK-5's principal financing requirements have been, and continue to be, its electricity and heat generation operations as well as extensive modernization and new construction programs.

OGK-5 declared and paid dividends for 2005 and declared, but has not yet paid, dividends for the first six months of 2006.

Historical cash flows

The following table shows OGK-5's net cash flows from operating, investing and financing activities for the years ended December 31, 2005 and 2004 and the six months ended June 30, 2006 and June 30, 2005.

	Six months ended June 30,		Years ended December 31,	
	2006	2005	2005	2004
	(in millions of Russian Rubles)			
Cash flows generated from/(used in) operating activities	237	(1,016)	516	499
Cash flows used in investing activities	(815)	(96)	(1,563)	(533)
Cash flow generated from financial activities	800	1,386	1,153	107

Cash flows generated from operating activities

For the year ended December 31, 2005, net cash provided by operating activities increased by RUR 17 million compared to the year ended December 31, 2004. This is primarily due to the following reasons:

- Profit before income tax increased by RUR 6,532 million for the year ended December 31, 2005 compared to the year ended December 31, 2004.
- A substantial element of profit did not generate cash as it related to the effect of reversal of previously recognized impairment of property, plant and equipment of RUR 6,361 million. Described above.
- In 2004, RUR 692 million relating to rental revenue from the lease of the generating facilities of Reftinskaya GRES and Sredneuralskaya GRES was attributable to RAO UES, and therefore deducted as non-cash item in that year. For further details, see "— Basis of presentation and preparation" and "— Presentation and preparation of 2005 results compared with 2001 results".
- An increase in the remaining non-cash items of RUR 414 million primarily reflecting increases in depreciation charges and forgiveness of taxes as a result of successfully solved disputes with tax authorities.
- The RUR 1,261 million increase in working capital changes during the year ended December 31, 2005 was primarily due to higher working capital tied up in accounts receivable from the lease of the generating facilities of Reftinskaya GRES and Sredneuralskaya GRES (which were attributable to OGK-5 in that year), advances to suppliers and other receivables.

Net cash generated from operations for the six months ended June 30, 2006 was RUR 237 million and consisted of profit before income tax of RUR 863 million, adjustments for non-cash items of RUR 1,104 million comprising primarily depreciation and RUR 1,730 million used in working capital and other activities. Net cash used in operations for the six months ended June 30, 2005 was RUR 1,016 million and consisted of profit before income tax of RUR 301 million, adjustments for non-cash items of RUR 565 million comprising primarily depreciation and RUR 1,882 million used in working capital and other activities. The growth of net cash provided by operations is principally due to the increasing profitability of its electricity generation operations.

Cash flows used in investing activities

For the year ended December 31, 2005, net cash used in investing activities was RUR 1,030 million higher than for the year ended December 31, 2004. This increase is due to the following mix of investment activities:

- OGK-5's capital expenditures were RUR 1,071 million higher in 2005 compared to 2004 due to increased modernization activity and purchases of generating facilities.
- During 2004, OGK-5 sold non-core assets for proceeds totaling RUR 38 million. During 2005 proceeds from the sale of non-core assets increased by RUR 41 million.

Cash used in investing activities of RUR 815 million for the six months ended June 30, 2006 was primarily attributable to capital expenditures for the purchase of new generating facilities of RUR 833 million which

was slightly offset by proceeds of RUR 18 million from sale non-core assets. Cash used in investing activities of RUR 96 million for the six months ended June 30, 2005 was primarily attributable to capital expenditures of RUR 107 million. Capital expenditures related mainly to the purchase of production machinery and equipment.

Cash flow generated from financing activities

For the year ended December 31, 2005, net cash generated by financing activities increased by RUR 1,046 million in comparison to the year ended December 31, 2004. The activity for the year ended December 31, 2005 primarily consisted of:

- Proceeds of RUR 5,164 million of short-term debt received from a number of large Russian banks and used to finance OGK-5's seasonal working capital requirements, mainly fuel purchases. During 2005, OGK-5 repaid RUR 5,100 million of its outstanding borrowings. During 2004, OGK-5 repaid loans in the amount of RUR 5,756 million and obtained additional loans in the amount of RUR 5,856 million.
- Settlement of unpaid share capital of RUR 1,401 million by RAO UES.
- Payment of RUR 161 million of dividends to shareholders and payment of RUR 34 million of dividends to minority interest shareholders. During 2004, OGK-5 paid RUR 67 million and less than RUR 1 million of dividends to its shareholders and minority interest shareholders, respectively.
- Interest paid of RUR 117 million in relation to OGK-5's short- and long-term borrowings. During 2004, OGK-5 paid RUR 157 million in interest payments.

Cash generated from financing activities of RUR 800 million for the six months ended June 30, 2006 was mainly due to proceeds from borrowings of RUR 3,077 million, offset by repayment of borrowings of RUR 2,229 million and interest paid of RUR 49 million Cash generated from financing activities of RUR 1,386 million for the six months ended June 30, 2005 was due to proceeds from borrowings of RUR 3,071 million and contribution to share capital of RUR 1,401 million offset by repayment of borrowings of RUR 2,852 million, interest paid of RUR 56 million and dividends paid of RUR 178 million.

Capital expenditures

The electricity and heat generation business is capital-intensive and many of OGK-5's facilities are old and necessarily require periodic upgrading and improvement. Investments to maintain, expand and increase the efficiency of production facilities are, accordingly, an important priority and have a significant effect on OGK-5's cash flows and future results of operations.

Total capital expenditures on property, plant and equipment by category for each of the years ended December 31, 2005 and 2004 and six months ended June 30, 2006 and June 30, 2005 amounted to the following:

	Six months ended June 30,		Years ended December 31,	
	2006	2005	2005	2004
	(in millions of Russian Rubles)			
Electricity and heat generation	305	76	1,543	444
Electricity transmission and heating distribution	16	—	37	—
Other	268	40	263	73
Total capital expenditures	**589**	**116**	**1,843**	**517**

Electricity and heat generation expenditures represent investments in maintenance and upgrading OGK-5's generating facilities and equipment. During the six months ended June 30, 2006 and the years ended December 31, 2005 and 2004, capital expenditures in electricity and heat generation were mainly attributable to the development of a quality control system at Konakovskaya GRES and to the upgrade of a number of generating and support facilities at the other power plants.

Electricity and heating distribution represent investments in maintenance of the equipment used in distribution of electric and heat power, including transformers and in-house electric grid facilities.

In September 2006, the Board of Directors approved a modernization program for 2006-2010 with a total capital expenditure of RUR 19 billion and an investment program for construction of new generation facilities with a total capital expenditures of RUR 34.5 billion. This modernization and investment program consists of the following elements:

- Capital expenditures, including the purchase of equipment and modernization of existing facilities in connection with OGK-5's modernization program for 2006-2010; and

- New investments in generation capacities with aggregate installed power output over 1,200 MW in 2006-2012, including construction of 3 combined-cycle plants to be located at Sredneuralskaya GRES, Nevinnomysskaya GRES and either in Mozhaysk district or in Volokolamsk district in Moscow region, which would bring OGK-5's total generating capacity to over 9,900 MW.

Liquidity and working capital

OGK-5's liquidity and working capital requirements are subject to significant seasonal variations over the calendar year. The main factors affecting OGK-5's working capital include a "low production" months of April through September augmented by an extensive repair and maintenance activity and a period of building up fuel stocks for the winter period. Typically OGK-5 encounters tight working capital requirements with the commencement of the "low production" period, when its cash flows from electricity and heating sales are falling due to improvement in weather conditions and, as a result, decreasing demand for electricity and heat. Also during this period of year OGK-5 incurs higher repair and maintenance expenditures as summer months provide the most favorable conditions in terms of duration and costs for repair and maintenance of OGK-5's plants and equipment. Moreover, the current industry regulations require OGK-5 to build up a certain level of fuel stock for its power plants which secures the continuity of operations during winter period from October to March. As a result of the above factors, OGK-5 experiences higher short-term financing requirements and is forced to mobilize external funds during the "low production" period.

The following table shows some of OGK-5's liquidity ratios for the periods indicated.

	Six months ended June 30,	Year ended December 31,	
	2006	2005	2004
Current liquidity	1.3	1.2	0.9
Quick liquidity	0.3	0.3	0.3

Notes:

(1) Current ratio is calculated as current assets divided by current liabilities

(2) Quick ratio is calculated as cash plus trade receivables divided by total current liabilities

OGK-5's liquidity has been improving steadily over the periods discussed here. The increase in current liquidity at December 31, 2005 to 1.2 from 0.9 at December 31, 2004 reflects the inclusion of rental income from the generating facilities of Reftinskaya GRES and Sredneuralskaya GRES in 2005. At June 30, 2006 current liquidity ratio increased to 1.3 compared to 1.2 at December 31, 2006 mainly due to an increase in advances to suppliers in relation to modernization of OGK-5's power plants combined with a decrease in accounts payable due to settlement for inventories purchased from TGK-9.

Debt obligations

At June 30, 2006 OGK-5's total debt had increased by RUR 880 million, or 89 percent, to RUR 1,874 million from RUR 994 million at December 31, 2005 reflecting OGK-5's tight working capital requirements during the summer months which were financed by increased short-term borrowings. The following table presents OGK-5's debt obligations as of June 30, 2006.

Lender	Currency	Nominal interest rate, %	Amount outstanding as of June 30, 2006, RUR million	Security
Short-term debt				
Gazprom Bank	RUR	6.5	300	—
Gazprom Bank	RUR	7.5	700	—
MMB	RUR	7.5	502	—
Sberbank	RUR	7.2	200	—
Sberbank	RUR	8.5	70	—
Current portion of long-term debt	RUR	10.5	69	Pledge of equipment
Total short-term debt and current portion of long-term debt			**1,841**	
Long-term debt				
Sberbank	RUR	10.5	102	Pledge of equipment
Less current portion of long-term debt	RUR	10.5	(69)	
Total long-term debt			**33**	

As of June 30, 2006, the carrying value of property, plant and equipment pledged under bank loans was RUR 224 million.

Short-term debt

During the year ended December 31, 2005, OGK-5 received RUR 5,164 million of short-term Russian ruble denominated loans from Sberbank, MDM Bank and Bank of Moscow at interest rates ranging from 8.5 percent to 14 percent per annum. The loans were collateralized by a pledge of part of OGK-5's inventories. The loans were obtained for financing OGK-5's working capital requirements during periods of lower production which OGK-5 faces from April through September. During the year ended December 31, 2005, RUR 5,100 million of these loans were repaid.

During the six months ended June 30, 2006, OGK-5 received RUR 3,077 million of short-term Russian ruble denominated loans, including RUR 1,300 million from Gazprom Bank, RUR 630 million from MDM Bank, and RUR 500 million from ZAO MMB. Interest rates on new short term borrowings in this period ranged from 6.5 percent to 10.5 percent per annum.

Long-term debt

In April 2004, OGK-5 received a Russian ruble denominated loan from Sberbank in the amount of RUR 195 million with an annual interest rate of 14.8 percent (decreased to 10.5 in 2005) per annum repayable in 2007. The borrowings were collateralized by a pledge of part of OGK-5's property, plant and equipment. In 2004 and 2005, OGK-5 repaid RUR 62 million of this loan. In the six months ended June 30, 2006, OGK-5 repaid an additional RUR 15 million of this loan.

Recent developments

In October 2006, OGK-5 issued RUR denominated bonds with a nominal value of RUR 5,000 million payable in September 2011 with an annual coupon rate of 7.5 percent (1-6 coupons; rates for 7-10 coupons are determined by OGK-5), payable semi-annually.

Contractual obligations

OGK-5's contractual obligations as of June 30, 2006 were as follows:

	Payments due by period			
	Total	**Less than 1 year**	**1-5 years**	**More than 5 years**
	(in millions of Russian Rubles)			
Operating lease obligations	589	15	73	501
Capital obligations	683	683	—	—
Total	**1,272**	**698**	**73**	**501**

Operating lease obligations

OGK-5 leases a number of land areas owned by local Russian governments under operating lease agreements. These land areas represent the territories on which OGK-5's power plants and other assets are located. The leases typically run for an initial period of 5 to 45 years with an option to renew the lease after that date. Lease payments are reviewed regularly to reflect market rentals.

Contractual obligations

As of six months ended June 30, 2006 OGK-5 has capital commitments of RUR 683 million in relation to modernization and upgrading of its generating equipment.

Litigation

OGK-5 is not currently involved in any legal proceedings and adjudications that could have a material adverse effect on its business, financial condition or results of operations as a result of an unfavorable court ruling. Moreover, OGK-5 is not aware of any pending or threatened significant legal disputes.

Due to uncertainties in the legal and regulatory process, OGK-5 cannot provide any assurance that it will not become subject to proceedings or adjudications in the future that could have a material adverse effect on its results of operations or financial condition.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The financial information included in this Information Statement is, except where otherwise indicated, prepared and presented in accordance with IFRS, which differ in certain material respects from U.S. GAAP. The following is a summary of certain differences that exist between U.S. GAAP and IFRS as at December 31, 2005, having regard to authoritative pronouncements the adoption of which was mandatory as of that date. Other standards or pronouncements may have been issued whose adoption is only mandatory after that date. In addition, the organizations that determine U.S. GAAP and IFRS have projects ongoing that could have a significant impact on future comparisons such as this.

This description is not intended to provide a comprehensive listing of all such differences specifically related to the RAO UES Group, OGK-5 and TGK-5 or the industries in which they operate.

The RAO UES Group is responsible for preparing the summary below. Neither the RAO UES Group nor the Gencos have prepared financial statements in accordance with U.S. GAAP or prepared a reconciliation of their financial statements to U.S. GAAP and related footnote disclosure and have not qualified such differences and, accordingly, neither the RAO UES Group nor the Gencos can offer any assurances that the summary is complete or the differences described below would, in fact, be the accounting principles creating the greatest differences between financial statements of the RAO UES Group or the Gencos, as the case may be, prepared under U.S. GAAP and under IFRS. In addition, neither the RAO UES Group nor the Gencos can estimate the net effect that applying U.S. GAAP would have on their respective results of operations or financial position, or any component thereof, in any of the presentations of financial information in this Information Statement or elsewhere. However, the effect of such differences may be material, and in particular, it may be that the total shareholders' equity, and net income prepared on the basis of U.S. GAAP would be materially different due to these differences.

Shareholders should consult their own professional advisors for an understanding of the differences between IFRS and U.S. GAAP, and how those differences might affect the financial information herein and elsewhere.

U.S. GAAP is generally more restrictive and comprehensive than IFRS regarding recognition and measurement of transactions, account classification and disclosure requirements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements or the notes thereto.

IFRS	U.S. GAAP
Depreciation of property, plant and equipment	
The depreciable amount of an item of property, plant and equipment must be allocated on a systematic basis over its useful life, reflecting the pattern in which the asset's benefits are consumed by the entity. Any changes in the depreciation method used are treated as a change in accounting estimate reflected in the depreciation charge for the current and prospective periods.	Similar to IFRS, except that U.S. GAAP classifies a change in the depreciation method as a change in accounting policy. The cumulative effect of the change is then reflected in the current year's income statement.
Impairment of assets	
An entity must assess annually whether there are any indications that an asset may be impaired. If there is any such indication, the assets must be tested for impairment. An impairment loss must be recognized in the statement of operations when an asset's carrying amount exceeds its recoverable amount (see below).	Similar to IFRS except that for assets to be held and used, impairment is first measured by reference to undiscounted cash flows. If impairment exists the entity must measure impairment by comparing the asset's carrying value to its fair value. If there is no impairment by reference to undiscounted cash flows, no further action is required but the useful life of the asset must be reconsidered.
The impairment loss is the difference between the asset's carrying amount and its recoverable amount. The recoverable amount is the higher of the asset's	The impairment loss is based on the asset's fair value, being either market value (if an active market for the asset exists) or the sum of

IFRS	U.S. GAAP
fair value less costs to sell and its value in use. Value in use is the future cash flows to be derived from the particular asset, discounted to present value using a pre-tax market determined rate that reflects the current assessment of the time value of money and the risks specific to the asset.	discounted future cash flows. The discount rate reflects the risk specific to that asset.
An impairment loss recognized for an asset should be reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized, in which case, the carrying amount of the asset should be increased to its recoverable amount.	For assets to be disposed of, the loss recognized is the excess of the asset's carrying amount over its fair value less cost to sell. Such assets are not depreciated or amortized during the selling period. Prohibits reversals of impairment losses for assets to be held and used. Subsequent revisions, both increases and decreases, to the carrying amount of an asset to be disposed, must be reported as adjustments to the carrying amount of the asset but limited by the carrying amount at the date the decision to dispose of the asset is made.
Business combinations	
Business combinations initiated after March 31, 2004, are acquisitions and accounted for in accordance with one method — the purchase method. Before March 31, 2004, business combinations accounted for as acquisitions were the most common method of accounting for a business combination, as the use of the uniting of interests method was severely restricted.	All business combinations initiated after June 30, 2001 are acquisitions and accounted for in accordance with one method — the purchase method. Before June 30, 2001, business combinations were accounted for using either the purchase method or the pooling-of interests method.
The date of acquisition is the date on which the acquirer obtains control over the acquired entity.	The date of acquisition is the date on which assets are received or securities are issued.
The purchase method records the assets and liabilities of the acquired entity at fair value. The cost of acquisition is the amount of cash or cash equivalents paid (or fair value of non-monetary assets exchanged).	Similar to IFRS.
Inventories	
Carried at the lower of cost or net realizable value (being sale proceeds less all further costs to bring the inventories to completion). Reversal is required for a subsequent increase in value of inventory previously written down.	Broadly consistent with IFRS, in that the lower of cost and market value is used to value inventories. Market value is defined as being current replacement cost subject to an upper limit of net realizable value and a lower limit of net realizable value. Reversal of a provision for inventory previously written down is prohibited.
LIFO method of determining inventory cost is prohibited.	LIFO method of determining inventory cost is permitted.
Taxation	
Current and deferred taxes are measured based on tax laws and rates that have been enacted or "substantively enacted" by the balance sheet date. In some jurisdictions, announcements of tax rates (and tax laws) by the government have the substantive effect of actual enactment, which may follow the announcement by a period of several months. In these circumstances, tax assets and	Current and deferred taxes are measured using enacted tax laws and rates. For federal tax purposes in the United States, the enactment date is the date that the president signs the tax law. Enactment of a new tax law is viewed as a discrete event of the period of enactment.

IFRS	U.S. GAAP
liabilities are measured using the announced tax rate (and tax laws).	
Restructured liabilities	
Liabilities are remeasured (extinguished) and gain or loss recognized when there is a significant modification of terms.	Liabilities are remeasured and gain or loss recognized in accordance with EITF 96-19, 'Debtors Accounting for a Modification in Exchange of Debt Instruments', which is more restrictive than IFRS concerning what represents a significant modification of terms.
Deferred tax assets	
Deferred tax assets are recognized when it is probable that future taxable profits will be available against which the deferred tax asset can be utilized. The carrying amount of the deferred tax asset is reviewed at each balance sheet date and reduced if appropriate.	Similar to IFRS but recognize all deferred tax assets and provide a valuation allowance if is more likely than not that some portion, or all, of the deferred tax asset will not be realized. There are a number of specific differences in application.
Segment reporting	
Report primary and secondary (business and geographic) segments based on risks and returns.	Report based on internal reporting segments. Operating segments are those business activities for which discrete information is available, and whose operating results are regularly reviewed by the entity's chief operating decision maker in determining resource allocation and assessing performance.

INDUSTRY OVERVIEW

Electricity Sector Structure

Russia has a large power generation capacity. The power sector is one of Russia's key industries, comprising 11% of the GDP. The installed power capacity in the country is the fourth largest in the world after the United States, China, and Japan.

The power industry of Russia consists of:

- 440 thermal power plants ("TPP") and hydro power plants ("HPP");
- 10 nuclear power plants ("NPP")

Total power lines span 2,665,000 km, including 645,000 km with 35 kV voltages.

RAO UES is the key driver of the Russian power industry, producing 70% of the electric output and 32.5% of the heat power in Russia. The RAO UES Group controls 72% of installed capacity, 96.1% of the high-voltage grids and 77% of the distribution network in the country. Other significant generation capacity comes from nuclear plants, which are all under the control of Rosenergoatom, which is owned by the Russian Federation.

In 2005, the installed electric power capacity of Russia was 219,000 MW, which was 2,400 MW greater than in 2004. In 2005, the installed electric power capacity of the RAO UES Group was 157,700 MW, which was 1,200 MW greater than in 2004. In 2005, the installed electric power capacity of the RAO UES Group was comprised of OGKs — 72,800 MW (46.2%); TGKs — 50,800 MW (32.2%); Other — 34,100 MW (21.6%).

Installed electric power capacity, thousand MW

	2005	2004	2003
Russia	**219**	**216.6**	**216**
TPP	149.2	148.4	148.1
HPP	46.1	45.5	45.2
NPP	23.7	22.7	22.7
RAO UES Group	**157.7**	**156.5**	**156.4**
TPP	122.4	121.5	121.7
HPP	35.3	35.0	34.7

Source: RAO UES

In 2005, the production of electric power in Russia was 951.1 bln kWh, which is 19.2 bln kWh (2%) higher than in 2004. In 2005, the additional 2% of electric power production in Russia resulted from TPPs producing 22.7 bln kWh (3.59%) more than in 2004; HPPs producing 8.1 bln kWh (-4.77%) less than in 2004; and NPPs producing 4.6 bln kWh (3.08%) more than in 2004.

In 2005, electric power production of the RAO UES Group was 665.4 bln kWh, which was 13.5 bln kWh (2%) more than in 2004. The RAO UES Group's electric power production in 2005 was comprised of 302.3 bln kWh (45.4%) produced by OGKs; 230.7 bln kWh (34.7%) produced by TGKs; and 132.4 bln kWh (19.9%) produced by other sources.

Production of electric power, bln kWh

	2005	2004	2003
Russia	**951.1**	**931.9**	**916.3**
TPP	632.1	609.4	608.3
HPP	169.7	177.8	157.7
NPP	149.3	144.7	150.3
RAO UES Group	**665.4**	**651.9**	**635.8**
TPP	540.8	521.4	520.6
HPP	124.6	130.5	115.2

Source: RAO UES

In 2005, the production of heat power in Russia was 1,432.5 mln Gcal, which was approximately the same as in 2004.

Similarly, the production of heat power of the RAO UES Group in 2005, with 465.2 mln Gcal, was approximately the same as in 2004.

In 2005, OGKs produced 19.3 mln Gcal, representing 4.1% of the total production in those years; TGKs produced 335.9 mln Gcal, representing 72.2% of the total production in those years; and other sources produced 110.0 mln Gcal, representing 23.7% of the total production in those years.

Production of heat power, mln Gcal

	2005	2004	2003
Russia	1,432.5	1,434.4	1,447.9
RAO UES Group	465.2	465.8	468.8

Source: RAO UES

Currently, the Russian electricity market is divided into wholesale and retail markets for electric capacity and power, with different rules applying for tariff setting in each market. Following the Spin-offs, these market segments, with different pricing regimes, will continue to exist.

The Wholesale Power Market

Former Wholesale Power Market

Historically, the wholesale power market started operating across the entire territory of the Russian Federation, providing a framework for large-scale, often interregional, trading of energy, in the following three segments:

- *Regulated sector:* electricity was traded at regulated tariffs, set by the FST using a cost of services approach based on generation cost estimates (the annual forecasts of electricity volumes to be generated or consumed by each market participant).

  Electricity tariffs for generators were two-tiered. Payments for maintaining a certain level of capacity covered fixed costs of power generation and payments for generated electricity covered fuel costs. Power tariffs for consumers depended on the annual electricity consumption.

- *Free trade sector (spot market):* represented a spot market. On the spot market, generators contracted the production output of up to 15% of their generation capacity; consumers submitted price bids for each hour of the next trading day for no more than 30% of their planned consumption.

  The Trade System Administrator matched these bids and offers using the minimum price criterion, thus determining free sector electricity trade volumes and prices for each hour of the day. The electricity volumes traded on the spot market were limited. Historically, the free trade segment

represented just 7-8% of the total Russian annual electricity consumption, as consumers had no obligation to trade in this segment. Generators, on the other hand, were induced to trade on the spot market as 15% of their fixed costs were not covered by the capacity payments.

- *Balancing sector:* this was designed to eliminate any "real time" discrepancy in the supply and demand of electricity caused by deviations of planned volumes of generation from actual consumption. The System Operator and the Trade System Administrator attempted to balance supply and demand in real time based on price offers from generators and bids from consumers.

New Wholesale Power Market

Following the Russian government's approval of the new market rules, the new wholesale power market was launched on September 1, 2006. The principles of wholesale market operation are significantly different from those of the former wholesale power market, and the following mechanisms have replaced the previously operating market sectors in the wholesale power market:

- *Regulated contracts:* the regulated sector of the former wholesale power market was replaced by a system of regulated contracts, which are "take-or-pay" obligations for the electricity and capacity consumed. The power prices under the regulated contracts are regulated by the FST until 2008. From 2008, the power prices will be indexed in line with certain macroeconomic parameters. Regulated contracts are seen as a temporary measure, ensuring a smooth transition from a regulated environment to free competitive pricing. The electricity volumes traded via regulated contracts are expected to decrease at a rate of 5% to 15% annually.

- *"One-day-ahead" market and unregulated (bilateral) contracts:* the main change from the previous free trade sector is the introduction of a restriction whereby consumers may not decrease electricity (capacity) volumes purchased in this sector during the power market liberalization. In other words, consumers are no longer able to buy electricity only in the regulated sector (via regulated contracts).

- *Balancing sector:* No major changes have been introduced to the balancing sector of the former wholesale power market.

Even after the completion of the reforms, capacity and electric power will continue to be sold as separate economic products. See "Legal and Regulatory Matters Applicable to the Gencos".

Principles of payment for capacity

Capacity is traded separately from electricity and is sold under regulated contracts. Wholesale market participants are obliged to maintain their generating equipment in proper condition and to always be ready to produce electrical power to the required specification.

Each supplier is required to maintain in good working order the generating equipment in each price zone. If this obligation is not fulfilled in each price zone, the price of capacity under each regulated contract in that price zone will be reduced.

Each month, each buyer purchases under regulated contracts an amount of capacity equal to its annual average maximum consumption (as per the estimated balance) multiplied by the capacity standby factor.

The Retail Market

Retail electricity (capacity) markets in Russia operate within regional territories for mid-scale and end-consumer energy trading.

Retail electricity markets were first regulated by Resolution of the Government of the Russian Federation "On approval of rules of the retail energy market for the transitional period" No. 530, August 31, 2006 ("Resolution No. 530"). Resolution No. 530 sets the conditions for relations between energy retail companies, grid companies and generating companies, and between these companies and electricity consumers. Resolution No. 530 also introduces the concept of the guaranteeing supplier, who must ensure that electricity is

supplied to each customer as set forth in the terms of reference thereof. Guaranteeing suppliers are selected from among existing companies in the market; in addition to energy retail companies that have arisen from Energos, guaranteeing suppliers will also include large wholesale resellers and their legal successors.

The rules also establish a system of pricing in the retail market, which provides that part of electricity volumes will be supplied at regulated prices (in 2007 this will amount to a maximum of 95% of the electricity volume), and the remaining volumes will be supplied at a price that reflects the wholesale electricity price within the range of unregulated (free) prices (in 2007 this will amount to a minimum of 5%). The maximum and minimum unregulated price will be calculated according to a special formula set forth in Resolution No. 530 and based on information published every month by the Trade System Administrator on the average wholesale price per unit for electricity as of the previous month and taking into account government-regulated tariffs for power transmission services, services provided by the Trade System Administrator and RAO UES, and the retail sales markup.

The new system of pricing in retail markets will help free up retail and wholesale market prices simultaneously.

Energy retail companies that do not supply electricity to individual consumers may quote their own price for electricity supply. During the transition period electricity is supplied to individual consumers only at regulated prices and at tariffs fixed by the FST.

Resolution No. 530 defines the operation of electricity generating companies in retail markets. The terms of contracts with electricity generators in retail markets must reflect the terms of supply of electric energy on the wholesale market within the territory of the given generating equipment. With respect to generating companies that should be participants of the wholesale market because their generating facilities meet the quantity specifications required of wholesale marketers of electric energy (capacity), it is expected that, from January 1, 2007, they will only be able to supply electricity to the guaranteeing suppliers in whose area of operations they are situated, at prices that do not exceed the purchase price of electricity for guaranteeing suppliers on the wholesale market. This will encourage generating companies to enter the wholesale market, where conditions for competition among generators are transparent and opportunities exist to control generating capacity.

Cross-subsidization

Another important factor in establishing retail prices is the existence of cross-subsidization, as a result of which households are in practice subsidized by large industrial consumers of electricity because tariffs for households are set at less than a commercially viable level at the expense of higher tariffs for industrial/commercial consumers. The removal of cross-subsidies is expected to cause, on average, a doubling of electricity prices for domestic consumers. The possibility of using fiscal means to avoid this sharp price increase for domestic consumers when cross-subsidies are removed is currently under consideration.

Market Deregulation

Tariff liberalization is envisaged in the laws relating to the reforms of the power sector to take place for electricity generation activities and, to some extent, for electricity supply in the medium term. In the foreseeable future, distribution, transmission, dispatch and part of the supply activities will remain controlled by the Russian government.

The structure of the wholesale market described above is expected to further evolve as the electricity sector moves towards full liberalization. This transition will take place by gradually reducing (by 5-15% annually) the amount of electricity and capacity that is bought/sold under regulated contracts, and, consequently, increasing the amount of electricity that is bought/sold at competitive market prices on the one-day-ahead market and capacity that is bought/sold for capacity bids.

In a few years' time, the volumes of electricity and electrical capacity that are bought/sold under regulated contracts will be phased out completely, and all wholesale buying and selling of electricity and electrical capacity will be on a competitive basis.

Supply-Demand Equilibrium and Investment Needs

In some of developing regions of Russia, electricity supply shortages routinely occur. Recent examples of shortages were the power restrictions introduced in January and February of 2006 in Moscow and St. Petersburg. Such shortages have raised concerns over supply deficits, which resulted from the following:

- a significant part of the generation asset base is obsolete, with the situation worsened by low capital investment levels over the last ten years; and
- increasing growth in electricity demand, as the Russian economy enjoys a period of very high economic growth.

In an environment where market driven increases in the price of electricity are coupled with increased operational efficiency of generators, significant capital expenditure to maintain and modernize existing capacities, as well as commissioning new generating capacity, is considered to be important to market participants and government officials. This level of development will require the Gencos to make large capital investments, which may be difficult to finance.

Investment Guarantee Mechanism

In late 2005, the Russian government endorsed a decree approving an investment guarantee mechanism to be put in place. The investment guarantee mechanism is designed to protect and encourage investments in new power generation facilities, with an emphasis on the latest technologies. According to this mechanism, the amounts invested in new facilities would be recovered in the form of a payment for capacity from the System Operator, which in the future will be included in the dispatch tariffs of the System Operator. The projects that will benefit from this guarantee system will be chosen by auction.

The Russian government intends to build up to 5 GW of installed capacity under this mechanism and apply such mechanism until 2010. The reforms assume that after 2010 the Russian power market will be mature enough to be able to attract appropriate sources of financing.

Capital Raising through Equity Markets

In June of 2006, the Russian government approved the privatization of thermal generating companies by way of new share issuances in these companies, which dilute the Russian government's holdings in these companies.

RAO UES has announced a list of Gencos for which shares may be offered to the public. These are all thermal OGKs and the TGKs: TGK-1, TGK-3, TGK-4, TGK-5, TGK-7, TGK-8, TGK-9, TGK-10, TGK-12 and TGK-13. The Russian government will determine which of these will implement public offerings by way of new share issuances. RAO UES amended its reform strategy to allow for the dilution of its stakes in the TGKs down to 25%+1 shares as a result of these contemplated share issuances.

RAO UES

Russian Joint-Stock Company Unified Energy System of Russia is an open joint-stock company organized under the laws of the Russian Federation. RAO UES was incorporated on December 31, 1992. Its principal executive offices are at Prospekt Vernadskogo, 101, Building 3, 119526 Moscow, Russian Federation.

Business and operations prior to the Spin-offs

The RAO UES Group is the largest power company in the Russian Federation. In 2005, it generated approximately 70% (665.4 billion kWh) of electricity output and 32.5% (465,2 million Gcalh) of heat production in Russia. The RAO UES Group controls 72.0% (157.7 thousand MW) of the installed capacity in Russia. The RAO UES Group owns 96.1% of the high-voltage grids (2,479.0 thousand km) and 77% of the distribution network (1,855.6 thousand km) in Russia. It has approximately 461,200 employees (approximately 0.7% of total employment, or 3.5% of total industry employment, in Russia). As at September 30, 2006, the Company's market capitalization totaled approximately USD 32 billion based on the market value of the RAO UES Shares traded on the Russian stock markets. As at October 1, 2006, the Russian Federation owned a 52.68% interest in RAO UES and, as a result, the Russian Federation has effective control over the vote on the Spin-offs at the EGM.

RAO UES is a holding company that owns controlling stakes (between 49% and 100%) in 7 OGKs and 13 TGKs, 100% of the Federal Grid Company and 100% of the System Operator, as well as shares in the regional vertically integrated energy companies and in companies created as a result of the break-up of regional vertically integrated energy companies.

The RAO UES Group's principal business is the generation, dispatching, transmission and sale of electricity in Russia. In 2005, RAO UES maintained standard AC frequency 100% of the time without any outages, except for the blackout in May 2005 in Moscow, the Moscow region, Tula, Kaluga and Ryazan regions. The AC frequency in Russia were maintained within the range prescribed by the Russian standard, GOST (50.00±0.05 Hz). In 2005, the annual peak load of the RAO UES power plants was recorded on December 27, 2005, with the AC frequency of 50.00 Hz and the average outdoor temperature of — 13.3C (which was 0.1°C lower than the long-term average temperature and 4.9°C lower than in 2004). The peak load reached 137,400 MW, up 2% on the 2004 peak. The peak load reached by the power plants of the RAO UES of Russia during the 2005/2006 autumn-winter period was on January 23, 2006 at 146,500 MW, an increase of 8.4% on the 2004/2005 peak.

The RAO UES Group's main export markets for electric energy are the former CIS countries, Scandinavia and China. In 2005, RAO UES bought and sold energy through its interconnectivity with the energy systems of Azerbaijan, Belarus, Georgia, Kazakhstan, Latvia, Lithuania, Moldova, Mongolia, Ukraine, Estonia and Finland. In 2005, electricity from Russia's power grid was also supplied to selected areas of Norway and China. The energy systems of the Central Asia — Uzbekistan, Kyrgyzstan, and Tajikistan — were interrelated with the RAO UES Group's operations in Russia via Kazakhstan's energy system.

Formation of RAO UES

RAO UES was founded and operates in accordance with President of the Russian Federation Decree No. 922 "On the specifics of converting government-owned enterprises, associations, organizations of the fuel and energy industry into joint-stock companies", dated August 14, 1992, President of the Russian Federation Decree No. 923 "On the organization of management of the Russian Federation electric power industry in a privatization environment", dated August 15, 1992, President of the Russian Federation Decree No. 1334 "On the implementation of President of the Russian Federation Decree No. 922", dated November 5, 1992, the Joint Stock Companies Law, the existing legislation, and the Company's charter.

RAO UES was founded by a resolution of the Russian Federation State Committee for Government Property Management No. 1013-r dated December 3, 1992, following the privatization of certain electricity power generation, transmission and distribution of assets formerly under the control of the Ministry of Energy of the Russian Federation.

Share capital and principal shareholders of RAO UES

As of September 30, 2006, RAO UES' share capital amounted to 21.558 billion rubles. As of the date hereof, the share capital of RAO UES is comprised of 41,041,753,984 RAO UES Ordinary Shares and 2,075,149,384 RAO UES Preferred Shares.

The Russian Federation owns 22,715,371,537 RAO UES Shares, out of which 22,569,848,313 are RAO UES Ordinary Shares. The estimated number of shareholders (not including holders of RAO UES DSs) as of June 30, 2006 was 337,779.

As of October 5, 2006, major shareholders include the following: the Federal Agency for Federal Property Management on behalf of the Russian Federation (52.68%), The Bank of New York International Nominees as Depositary for RAO UES GDRs (17.10%), OOO Gas Energy Company (10.49%), OJSC Norilsk Nickel (2.30%) and Deutsche Bank Trust Company Americas as Depositary for RAO UES ADRs (2.13%). See "Major Shareholders of RAO UES".

Strategy

The Company's main focus with respect to corporate strategy is to reform the asset structure of the RAO UES Group and to develop new structures in the energy sector, including separation of competitive (generation and supply) and non-competitive businesses (transmission and distribution). Under the reorganization plans, including the Spin-offs, it is currently contemplated that the state-regulated aspects of the Company's business, such as tariff setting, will be gradually phased out and the gradual introduction of competitive markets will increase efficiency and the value of the Company's assets.

RAO UES' foreign strategy focuses on the expansion into new consumer markets outside of Russia and the acquisition of attractive energy assets in neighboring countries for energy supply, as well as for transit facilities for the export of energy.

Environment

The RAO UES Group strives to reduce its impact on the environment. In 2005, the Company estimated that the amount of pollutant emissions into the air was 2.8% less than in 2002, wastewater discharges were reduced by 23%, and the amount of hazardous waste generated decreased 2.6 times. The RAO UES Group plans to continue its efforts to transfer "best" environmental practices in minimizing by 2015 the major areas of pollution that energy generation causes, such as:

- reduction of nitrogen oxides and sulfur oxides emissions;
- reduction of greenhouse gas emissions by 2-3 million tons per year;
- reduction of wastewater discharge to water bodies by 20%;
- reduction of areas occupied by ash dumps and a 20% increase in recycling of ash and slag waste; and
- development of renewable alternative energy sources and the increase of their share in the total power output to 1.5%.

There are growing incentives for innovation and energy efficiency investments in existing energy production. In response, RAO UES intends to pursue the development and application of non-traditional technologies in order to reduce energy consumption, which will lead to energy-saving products and services, and technologies based on alternative energy sources.

Organizational structure

The following table shows the names, the nature of business and the addresses of the registered offices of RAO UES' subsidiaries which RAO UES' management believes are significant to RAO UES as at September 30, 2006. The percentage of voting rights refers to the percentage of voting rights, direct or indirect, of RAO UES in these companies.

Subsidiaries	Nature of business	Percentage of voting rights as at September 30, 2006 (%)	Registered office
OAO Altayenergo	Energo	72.23	16 P.S.Kulagina Str., Barnaul 656002, Russian Federation
OAO Altayenergosbyt	Energy sales company	100	12 P.S.Kulagina Str., Barnaul 656002, Russian Federation
OAO Amurenergo	Energo	57.81	28 Shevchenko Str., Blagoveschensk 675000, Amur Region, Russian Federation
OAO Apatitskaya TETs	Electric power plant	65.52	Apatity 184200, Murmansk Region, Russian Federation
OAO Arkhenergo	Distribution grid company	59.05	3 Svobody Str., Arkhangelsk 163000, Russian Federation
OAO AEK Komienergo	Distribution grid company	50.35	94 Internatsionalnaya Str., Syktyvkar 167000, Republic of Komi, Russian Federation
OAO Belgorodskaya Sales Company	Energy sales company	65.29	42 Kommunisticheskaya Str., Belgorod, Russian Federation
OAO Belgorodenergo	Distribution grid company	64.61	42 Kommunisticheskaya Str., Belgorod, Russian Federation
OAO Bryanskaya Sales Company	Energy sales company	65.22	4 Tyutcheva Str., Bryansk 241050, Russian Federation
OAO Bryanskenergo	Distribution grid company	65.22	35 Sovetskaya Str., Bryansk 241050 Russian Federation
OAO Bureiskaya GES	Electric power plant	82.80	pos. Talakan, Bureisky district 676707, Amur region, Russian Federation
OAO Volgogradenergo	Distribution grid company	61.48	15 Lenin Ave., Volgograd 400066, Russian Federation
OAO Volgogradenergosbyt	Energy sales company	61.33	14 Kozlovskaya Str., Volgograd 400001, Russian Federation
OAO Voronezhskaya Energy Sales Company	Energy sales company	65.35	7A Merkulova Str., Voronezh, Russian Federation

Subsidiaries	Nature of business	Percentage of voting rights as at September 30, 2006 (%)	Registered office
OAO Voronezhenergo	Distribution grid company	65.35	2 Arzamasskaya Str., Voronezh 394033, Russian Federation
OAO HydroOGK	OGK	100	51 Respubliki Str., Krasnoyarsk, Krasnoyarsk Krai, Russian Federation
OAO Dagestanskaya Energy Sales Company	Energy sales company	51.00	73 Dakhadaeva Str., Makhachkala, Republic of Dagestan, Russian Federation
OAO Dagenergo	Distribution grid company	51.00	73a Dakhadaeva Str., Makhachkala 367020, Republic of Dagestan, Russian Federation
OAO Dalenergo	Energo	65.33	19 Tigrovaya Str., Vladivostok 690600, Primorsky Krai, Russian Federation
OAO DVUEK	Managing energy company	100	19 Tigrovaya Str., Vladivostok, Primorsky Krai, Russian Federation
OAO Zelenchukskie GES	Electric power plant	99.98	Pos. Pravokubanskiy, Karachaevsky district 369244, Republic of Karachai-Cherkessk, Russian Federation
OAO Ivanovskaya Energy Sales Company	Energy sales company	56.55	9/21 Kalinina Str., Ivanovo 153002, Russian Federation
OAO Ivanovskie PGU	Electric power plant	100	Ivanovskaya GRES, 1 Komsomolskaya Str., Komsomolsk 155150, Ivanovskaya oblast, Russian Federation
OAO Ivenergo	Distribution grid company	56.55	3b Suzdalskaya Str., Ivanovo 153021, Russian Federation
ZAO INTER RAO UES	Energy, trading and holding company	60.00	12 Krasnopresnenskaya Emb., Moscow 123610, Russian Federation
OAO Kabbalkenergo	Energy sales company	56.97	6 Schorsa Str., Nalchik 360000, Republic of Kabardino-Balkaria, Russian Federation
OAO Kaliningradskaya TETs-2	Electric power plant	90.88	2 Energetikov Lane, Kaliningrad 236034, Russian Federation
OAO Kalmenergo	Energo	96.40	North Industry Zone, Elista 358007, Republic of Kalmykia, Russian Federation

Subsidiaries	Nature of business	Percentage of voting rights as at September 30, 2006 (%)	Registered office
OAO Kalmenergosbyt	Energy sales company	100	271 Lenina Str., Elista 358000, Republic of Kalmykia, Russian Federation
OAO Kalugaenergo	*Distribution grid company*	52.25	35 Grabtsevskoe Shosse, Kaluga 248009, Russian Federation
OAO Kaluzhskaya Sales Company	Energy sales company	52.25	35 Grabtsevskoe Shosse, Kaluga 248009, Kaluga region, Russian Federation
OAO Karachaevo-Cherkesskenergo	Energy sales company	100	3 Osmana Kasaiva Str., Cherkessk 369000, Republic of Karachai-Cherkessk, Russian Federation
OAO Karelskaya Energy Sales Company	Energy sales company	100	45 Kirova Str., Petrozavodsk, Republic of Karelia, Russian Federation
OAO Karelenergo	Distribution grid company	100	43 Kirova Ave., Petrozavodsk 185020, Republic of Karelia, Russian Federation
OAO Karelenergogeneration	Regional generating company	100	43 Kirova Str., Petrozavodsk, Republic of Karelia, Russian Federation
OAO Kaskad VV GES	Electric power plant	100	Rybinsk, Yaroslavl Region, Russian Federation
OAO Kirovenergosbyt	Energy sales company	63.96	90 Engelsa Str., Kirov (Region), Russian Federation
OAO Kolymaenergo	Energo	78.63	84 Proletarskaya Str., bld.2, Magadan 685030, Russian Federation
OAO Kolskaya Generating Company	Regional generating company	65.52	2 Kirova Str., pos. Murmashi 184355, Murmansk Region, Russian Federation
OAO Kolskaya Energy Sales Company	Energy sales company	65.52	7 Novaya Str., pos. Murmashi 184355, Murmansk Region, Russian Federation
OAO Kolenergo	Distribution grid company	65.53	2 Kirova Str., pos. Murmashi 184355, Murmansk Region, Russian Federation
OAO Kostromaenergo	Distribution grid company	65.33	53 Mira Ave., Kostroma 156951, Russian Federation
OAO Kostromskaya Sales Company	Energy sales company	65.33	53 Mira Ave., Kostroma, Russian Federation

Subsidiaries	Nature of business	Percentage of voting rights as at September 30, 2006	Registered office
		(%)	
OAO Krasnoyarskaya Generation	Regional generating company	66.33	144A Bograda Str., Krasnoyarsk 660021, Russian Federation
OAO Krasnoyarskenergo	Distribution grid company	52.16	144A Bograda Str., Krasnoyarsk 660021, Russian Federation
OAO Krasnoyarskenergosbyt	Energy sales company	66.33	43 Dubrovinskogo Str., Krasnoyarsk 660049, Russian Federation
OAO Kurganskaya Trunk Grid Company	Trunk grid company	53.81	40 Lenina Str., Kurgan 640000, Kurgan Region, Russian Federation
OAO Kurganskaya Generating Company	Regional generating company	53.81	29A Konstitutsii Ave., Kurgan 640000, Kurgan Region, Russian Federation
OAO Kurganskaya Energy Sales Company	Energy sales company	53.81	57 Volodarskogo Str., Kurgan 640000, Kurgan Region, Russian Federation
OAO Kurskenergo	Distribution grid company	59.47	27/31 Karla Marksa Str., Kursk 305029, Russian Federation
OAO Kurskenergosbyt	Energy sales company	59.47	27 Karla Marksa Str., Kursk 305029, Russian Federation
OAO KEUK	Managing energy company	67.34	2 Darnitskiy Lane, pos. Inozemtseva, Zheleznovodsk 357431, Stavropol Krai, Russian Federation
ZAO LuTEK	Electric power plant	56.33	Pos. Luchegorsk 69200, Pozharsk Region, Privorskiy Krai, Russian Federation
OAO Magadanenergo	Energo	64.39	24 Sovetskaya Str., Magadan 685000, Russian Federation
OAO Marienergo	Distribution grid company	70.07	39a Panfilova Str., Yoshkar-Ola 424003, Republic of Mari-El, Russian Federation
OAO Marienergosbyt	Energy sales company	70.07	39a Panfilova Str., Yoshkar-Ola, Republic of Mari-El, Russian Federation

Subsidiaries	Nature of business	Percentage of voting rights as at September 30, 2006 (%)	Registered office
OAO MGES	Distribution grid company	50.90	36 Sadovnicheskaya Str., bld.1, Moscow 115035, Russian Federation
OAO Mordovskaya Energy Sales Company	Energy sales company	53.14	117A Bolshevistskaya Str., Saransk, Republic of Mordovia, Russian Federation
OAO Mordovenergo	Distribution grid company	53.14	50 Lenina Ave., Saransk 430003, Republic of Mordovia, Russian Federation
OAO Mosenergo (TGK-3)	TGK	50.90	8 Raushskaya Emb., Moscow 115035, Russian Federation
OAO Mosenergosbyt	Energy sales company	50.90	9 Vavilova Str., Moscow 117312, Russian Federation
OAO MOESK	Distribution grid company	50.90	27 Ordzhinikidze Str., Podolsk 142100, Moscow Region, Russian Federation
OAO MRSK Severo-Zapada	IDGC	100	21 Pogranichnaya Str., Petrozavodsk 185013, Republic of Karelia, Russian Federation
OAO MRSK Sibiri	IDGC	100	144a Bogarda Str., Krasnoyarsk 660021, Russian Federation
OAO MRSK Urala i Volgi	IDGC	100	5 Karla Libknekhta Str., Ekaterinburg 620075, Russian Federation
OAO MRSK Tsentra i Severnogo Kavkaza	IDGC	100	55 Kalinina Ave., Tver 170001, Russian Federation
OAO MTK	Construction, purchasing and maintenance company	50.90	46 B.Tatarskaya Str., bld.1, Moscow 115184, Russian Federation
OAO Murmanskaya TETs	Electric power plant	65.52	14 Shmidta Str., Murmansk 183780, Russian Federation
OAO MES of Republic of Komi	Trunk grid company	50.35	94 Internatsionalnaya Str., Syktyvkar 167000, Russian Federation
OAO Nizhegorodskaya GES	Electric power plant	100	Zavolzhie 606431, Gorodnetskiy District, Nizhny Novgorod Region, Russian Federation
OAO Nizhegorodskaya Sales Company	Energy sales company	62.30	33 Rozhdestvenskaya Str., Nizhny Novgorod, Russian Federation

Subsidiaries	Nature of business	Percentage of voting rights as at September 30, 2006	Registered office
		(%)	
OAO Nizhnovenergo	Distribution grid company	62.30	33 Rozhdestvenskaya Str., Nizhny Novgorod 603950, Russian Federation
OAO Novgorodskaya Energy Sales Company	Energy sales company	62.86	111 B.Sankt-Peterburgskaya Str., Veliky Novgorod 173008, Russian Federation
OAO Novgorodenergo	Distribution grid company	62.86	3 B.Sankt-Peterburgskaya Str., Veliky Novgorod 173001, Russian Federation
OAO OGK-1	OGK	91.68	1 Odesskaya Str., bld. 1, Tyumen, Tyumen Region, Russian Federation
OAO OGK-2	OGK	80.93	Pos. Solnechnodolsk, Izobilnensky District 356128, Stavropol Krai, Russian Federation
OAO OGK-3	OGK	59.72	28 50 Let Oktyabrya Ave., Ulan-Ude, Republic of Buryatia, Russian Federation
OAO OGK-4	OGK	89.60	Surgutskaya GRES-2, Surgut 628406, Khanty-Mansiysk Autonomous Region, Russian Federation
OAO OGK-5	OGK	87.67	38 Lenina Ave., Ekaterinburg, Russian Federation
OAO OGK-6	OGK	93.48	49 B.Sadovaya Str., Rostov-on-Don 344007, Rostov Region, Russian Federation
OAO Omskaya Electro-Generating Company	Regional generating company	60.39	10 Partizanskaya Str., Omsk 644037, Russian Federation
OAO OP Verkhne-Mutnovskaya GeoES	Electric power plant (pilot plant)	94	60 Akademika Koroleva Str., Petropavlovsk-Kamcha tsky, Russian Federation
OAO Orelenergo	Distribution grid company	60.35	2 Mira Sq., Orel 302030, Russian Federation
OAO Orenburgskaya Heat Generating Company	Regional generating company	100	44 Marshala Zhukova Str., Orenburg 460024, Russian Federation
OAO Orenburgenergo	Distribution grid company	100	44 Marshala Zhukova Str., Orenburg 460024, Russian Federation
OAO Orenburgenergosbyt	Energy sales company	100	3A Aksakova Str., Orenburg 460024, Russian Federation

Subsidiaries	Nature of business	Percentage of voting rights as at September 30, 2006	Registered office
		(%)	
OAO Orlovskaya Sales Company	Energy sales company	60.35	2 Mira Sq., Orel 302030, Russian Federation
OAO Penzaenergo	Distribution grid company	60.21	1/2 Pushkina Str., Penza 440629, Russian Federation
OAO Penzenskaya Energy Sales Company	Energy sales company	60.21	Pushkina Str., Penza 440000, Russian Federation
OAO Permskaya Energy Sales Company	Energy sales company	64.36	48 Komsomolskiy Ave., Perm GSP 614990, Russian Federation
OAO Permenergo	Distribution grid company	64.36	48 Komsomolskiy Ave., Perm GSP 614990, Russian Federation
OAO Peterburgskaya Generating Company	Regional generating company	57.40	1 Marsovo Pole, Saint-Petersburg 191186, Russian Federation
OAO Peterburgskaya Sales Company	Energy sales company	57.40	1 Marsovo Pole, Saint-Petersburg 191186, Russian Federation
OAO Rostovenergo	Distribution grid company	62.76	49, B.Sadovaya Str., Rostov-on-Done 344007, Russian Federation
OAO Samaraenergo	Energy sales company	55.79	15 Mayakovskogo Str., Samara 443100, Russian Federation
OAO Samarskaya Territorial Generating Company	Regional generating company	55.35	15 Mayakovskogo Str., Samara 443100, Russian Federation
OAO Samarskaya Trunk Grid Company	Trunk grid company	55.35	15 Mayakovskogo Str., Samara 443100, Russian Federation
OAO Samarskaya Distribution Grid Company	Distribution grid company	55.35	15 Mayakovskogo Str., Samara 443100, Russian Federation
OAO Saratovskaya GES	Electric power plant	100	PO Box 21, Balakovo-25 413865, Saratov Region, Russian Federation
OAO Saratovskaya Trunk Grid Company	Trunk grid company	64.04	124 Chernyshevskogo Str., Saratov 410028, Saratov Region, Russian Federation
OAO Saratovskaya Distribution Grid Company	Distribution grid company	64.04	124 Chernyshevskogo Str., Saratov 410028, Saratov Region, Russian Federation
OAO Saratovskaya TGK	Regional generating company	64.04	124 Chernyshevskogo Str., Saratov 410028, Saratov Region, Russian Federation
OAO Saratovenergo	Energy sales company	64.04	124 Chernyshevskogo Str., Saratov 410028, Saratov Region, Russian Federation

Subsidiaries	Nature of business	Percentage of voting rights as at September 30, 2006	Registered office
		(%)	
OAO Sverdlovenergo	Distribution grid company	65.34	38 Lenin Ave., Ekaterinburg 620219, Russian Federation
OAO Sverdlovenergosbyt	Energy sales company	65.33	92 Kuznechnaya Str., Ekaterinburg 620151, Russian Federation
OAO Severo-Zapadnaya TETs	Electric power plant	89.35	Quarter 4, n/z Konnaya Lakhta, pos. Olgino, Saint-Petersburg 197229, Russian Federation
OAO Smolenskenergo	Distribution grid company	60.51	33 Tenishevoy Str., Smolensk 214019, Russian Federation
OAO Smolenskenergosbyt	Energy sales company	59.26	33 Tenishevoy Str., Smolensk 214019, Russian Federation
OAO SMUEK	Managing energy company	100	11 Mayakovskogo Str., Nizhny Novgorod 603001, Russian Federation
OAO SO — CDU UES	System Operator	100	7 Kitaigorodkiy Lane, Moscow 103074, Russian Federation
OAO Sochinskaya TES	Electric power plant	100	10 Karla Libknekhta Str., Sochi 354000, Krasnodarski Krai, Russian Federation
OAO Stavropolenergo	Distribution grid company	71.94	35 Universitetskaya Str., Pyatigorsk 357500, Stavropol Krai, Russian Federation
OAO Stavropolenergosbyt	Energy sales company	71.94	59a Bolshevistskaya Str., Essentuki, Stavropol Krai, Russian Federation
OAO Sulakenergo	Electric power plant	99.22	Pos. Shamilkala, Untsukulsky District 368948, Republic of Dagestan, Russian Federation
OAO SEUK	Managing energy company	100	68 Prechistenskaya Emb., Vologda, Vologda Region, Russian Federation
OAO Tambovskaya Energy Sales Company	Energy sales company	56.01	23 Morshanskoe Shosse, Tambov 392680, Russian Federation
OAO Tambovenergo	Distribution grid company	56.01	23 Morshanskoe Shosse, Tambov 392680, Russian Federation
OAO Tverskaya Energy Sales Company	Energy sales company	65.33	3 S.Perovskoy Str., Tver 170006, Russian Federation

Subsidiaries	Nature of business	Percentage of voting rights as at September 30, 2006	Registered office
		(%)	
OAO Tverenergo	Distribution grid company	65.33	1 Bebelya Str., Tver 170615, Russian Federation
OAO TGK-1	TGK	100	1 Marsovo Pole, Saint Petersburg, 191186, Russian Federation
OAO TGK-4	TGK	50.02	23 Morshanskoe Shosse, Tambov, 392680, Russian Federation
OAO TGK-5	TGK	64.83	4/4 Yakovleva Ave., Cheboksary, Republic of Chuvashia, Russian Federation
OAO TGK-6	TGK	61.85	17a Moskovskoe shosse, Nizhny Novgorod 603116, Nizhny Novgorod region, Russian Federation
OAO TGK-9	TGK	50.03	48 Komsomolsky Ave., Perm 614990, Russian Federation
OAO TGK-10	TGK	100	6 Brodokalmaksky trakt, Chelyabinsk 454077, Chelyabinsk region, Russian Federation
OAO TGK-11	TGK	100	60 Olgi Zhilinok Str., Novosibirsk 630005, Russian Federation
OAO TGK-13	TGK	100	144A Bograda Str., Krasnoyarsk 660049, Russian Federation
OAO Tomskaya Distribution Grid Company	Distribution grid company	59.88	36 Kirova Ave., Tomsk 634041, Russian Federation
OAO Tomskaya Energy Sales Company	Energy sales company	59.88	19 Kotovskogo Str., Tomsk 634034, Russian Federation
OAO Tomskenergo	Regional generating company	59.88	36 Kirova Ave., Tomsk 634041, Russian Federation
OAO Tyumenskaya Regional Generating Company	Regional generating company	100	200 Shurotnaya Str., Tyumen, Russian Federation
OAO Tyumenskaya Trunk Grid Company	Trunk grid company	100	44, Daudelnaya Str., Tyumen, Russian Federation
OAO Tyumenskaya Energy Sales Company	Energy sales company	100	pos. Kedrovy, Surgut 628400, Khanty-Mansi Autonomous Region — Yugra, Tyumen Region, Russian Federation
OAO Tyumenenergo	Distribution grid company	100	4 Universitetskaya Str., Surgut 626400, Tyumen region, Russian Federation

Subsidiaries	Nature of business	Percentage of voting rights as at September 30, 2006	Registered office
		(%)	
OAO Udmurtskaya Energy Sales Company	Energy sales company	55.39	30 Sovetskaya Str., Izhevsk 426004, Russian Federation
OAO Udmurtenergo	Distribution grid company	55.39	30 Sovetskaya Str., Izhevsk 426004, Russian Federation
OAO Ulyanovskaya Distribution Grid Company	Distribution grid company	65.33	5 Promyshlennaya Str., Ulyanovsk 432042, Ulyanovsk oblast, Russian Federation
OAO Ulyanovskaya TGK	Regional generating company	65.33	5 Promyshlennaya Str., Ulyanovsk 432042, Ulyanovsk oblast, Russian Federation
OAO Ulyanovskenergo	Energy sales company	65.33	5 Promyshlennaya Str., Ulyanovsk 432042, Ulyanovsk oblast, Russian Federation
OAO UEUK	Managing energy company	100	4 Universitetskaya Str., Surgut 628406, Tyumen region, Russian Federation
OAO Volzhskaya Territorial Generating Company (TGK-7)	TGK	100	15 Mayakovskogo Str., Samara, Russian Federation
OAO FSK UES	Federal Grid Company	100	5A Akademika Chelomeya Str., Moscow 117630, Russian Federation
OAO Khabarovskenergo	Energy sales company	60.21	49 Frunze Str., Khabarovsk 680000, Russian Federation
OAO Khakasskaya Generating Company	Regional generating company	100	PO Box 1274, Abakan, Republic of Khakassia, Russian Federation
OAO Khakasenergo	Distribution grid company	100	74 Pushkina Str., Abakan 662611, Republic of Khakassia, Russian Federation
OAO Khakasenergosbyt	Energy sales company	100	41a Krylova Str., Abakan, Republic of Khakassia, Russian Federation
OAO Cheboksarskaya GES	Electric power plant	100	34 Naberezhnaya Str., Novocheboksarsk 429951, Republic of Chuvashia, Russian Federation
OAO Chelyabinskaya Generating Company	Regional generating company	58.06	5 Revolutsii Sq., Chelyabinsk 454000, Russian Federation
OAO Chelyabenergo	Distribution grid company	58.06	5 Revolutsii Sq., Chelyabinsk 454000, Russian Federation

Subsidiaries	Nature of business	Percentage of voting rights as at September 30, 2006	Registered office
		(%)	
OAO Chelyabenergosbyt	Energy sales company	58.06	260/2 Rossiyskaya Str., Chelyabinsk 454091, Russian Federation
OAO Chitaenergo	Distribution grid company	62.16	23 Profsoyuznaya Str., Chita 672090, Russian Federation
OAO Chitinskaya Energy Sales Company	Energy sales company	62.16	36 Zabaikalskogo Rabochego Str., Chita 672090, Russian Federation
OAO Chitinskie Magistralnye Seti	Trunk grid company	62.16	163 Novobulvarnaya Str., bld.1, Chita 672038, Russian Federation
OAO Chuvashskaya Energy Sales Company	Energy sales company	100	13a Gladkova Str., Cheboksary, Russian Federation
OAO Chuvashenergo	Distribution grid company	100	40 Lenina Ave., Cheboksary 428000, Russian Federation
OAO Schekinskie PGU	Electric power plant	85.58	Sovetsk 301205, Schekinsky district, Tula region, Russian Federation
OAO Energosbyt Rostovenergo	Energy sales company	62.76	147/1 2-ya Krasnodarskaya Str., Rostov-on-Don 344012, Russian Federation
OAO Yuzhnaya Generating Company — TGK-8	TGK	50.01	32 Krasnaya Naberezhnaya Str., Astrakhan, Russian Federation
OAO AK Yakutskenergo	Energy sales company	56.30	14 Fedora Popova Str., Yakutsk 677000, Republic of Sakha (Yakutia), Russian Federation
OAO Yantarenergo	Energo	100	34 Teatralnaya, Kaliningrad 236040, Russian Federation
OAO Yarenergo	Distribution grid company	59.81	42 Oktyabrya Ave., Yaroslavl 150040, Russian Federation

Management

Board of Directors

The table below shows the current members of the Board of Directors of the Company. The Board of Directors was elected by the Annual General Meeting of shareholders of the Company on June 28, 2006 and will serve until the next annual general meeting of the Company.

Name	Year of Birth	Position and Brief Biography
Voloshin, Alexander Stalyevich	1956	Chairman of the Board of Directors.
Androsov, Kirill Gennadyevich	1972	Member of the Board of Directors.
Berezkin, Grigory Victorovich	1966	Member of the Board of Directors.
Bugrov, Andrey Evgenyevich	1952	Member of the Board of Directors.
Chubais, Anatoly Borisovich	1955	Member of the Board of Directors,
Dementyev, Andrey Vladimirovich	1967	Member of the Board of Directors.
Gref, German Oskarovich	1964	Member of the Board of Directors.
Khristenko, Victor Borisovich	1957	Member of the Board of Directors.
Nikitin, Gleb Sergeyevich	1977	Member of the Board of Directors.
Oganesyan, Sergey Aramovich	1953	Member of the Board of Directors.
Pushkareva, Olga Stanislavovna	1955	Member of the Board of Directors.
Remes, Seppo Juha	1955	Member of the Board of Directors.
Seleznyov, Kirill Gennadyevich	1974	Member of the Board of Directors
Urinson, Yakov Moiseyevich	1944	Member of the Board of Directors.
Yuzhanov, Ilya Arturovich	1960	Member of the Board of Directors.

Mr. Alexander Stalyevich Voloshin has been the Chairman of the Board of Directors since 1999. From 2000 to 2003, Mr. Voloshin was the Head of Administration for the President of the Russian Federation.

Mr. Kirill Gennadyevich Androsov is a member of the Board of Directors. From 1999 to 2004, Mr. Androsov was the First Deputy General Director of OAO Lenenergo. From 2004 to 2005, Mr. Androsov was the Director of the Department of State Tariff Regulation and Infrastructure Reforms of the Ministry of Economic Development and Trade of the Russian Federation. Since 2005, Mr. Androsov has been the Deputy Minister of Economic Development and Trade of the Russian Federation.

Mr. Grigory Victorovich Berezkin is a member of the Board of Directors. In 2000, Mr. Berezkin was elected Chairman of the Management Board of ZAO Euroseverneft. From 2000 to 2005, Mr. Berezkin was the General Director of OOO ESN Energo and ZAO ESN. From 2000 to 2004, Mr. Berezkin was the General Director of OOO ESN GAZ. From 2002 to 2005, Mr. Berezkin was the General Director of OOO ESN Energosbyt. From 2003 to 2004, Mr. Berezkin was the General Director of OOO ENEL ESN Energo. From 2003 to 2005, Mr. Berezkin was the General Director of OOO ESN Gaz Servis.

Mr. Andrey Evgenyevich Bugrov is a member of the Board of Directors. From 2000 to 2003, Mr. Bugrov was the representative of the Russian Federation in the World Bank Group, Executive Director of the International Bank for Reconstruction and Development, the International Finance Corporation, and the Multilateral Investment Guarantee Agency. From 2002 to 2004, Mr. Bugrov was the Deputy Chairman of the Management Board of ZAO KhK Interros. From 2002 to 2003, Mr. Bugrov was the President of OAO AKB Rosbank. Since 2002, Mr. Bugrov has been a member of the Management Board and member of the Committee for Financial Markets and Credit Institutions of the Chamber of Commerce and Industry of the Russian Federation. Since 2004, Managing Director of ZAO KhK Interros. Since 2003, Mr. Bugrov has been a Director of AIG-Interros RCF Advisor, Ltd.

Mr. Anatoly Borisovich Chubais is a member of the Board of Directors, and the Chairman of the Management Board of RAO UES. From 1990-1991, Mr. Chubais was Deputy Mayor, then the First Deputy Mayor of

Leningrad and Chief Economic Adviser to the City Mayor. From 1991 to 1992, Mr. Chubais was Chairman of the State Property Committee of the Russian Federation and member of the Cabinet. From 1992-1993, Mr. Chubais was Vice-Premier of the Russian Government. Mr. Chubais was elected to the State Duma in 1993. From 1994-1996, Mr. Chubais was First Vice-Premier in charge of economy and finance. From 1996-1997, Mr. Chubais was Chief of the Presidential Administration. In March 1997, Mr. Chubais was appointed First Vice-Premier and Minister of Finance. In April 1997, Mr. Chubais was appointed Director of the Russian Federation to the International Bank of Reconstruction and Development. In 1998, Mr. Chubais was appointed Chairman of the Management Board of RAO UES.

Mr. Andrey Vladimirovich Dementyev is a member of the Board of Directors. From 1999 to 2004, Mr. Dementyev was the Deputy Head of the Secretariat for the First Deputy Chairman of Government of the Russian Federation. From 2004 to 2005, Mr. Dementyev was the Director of the Department of State Tariff Regulation and Infrastructure Reforms of the Ministry of Industry and Energy of the Russian Federation. Since 2005, Mr. Dementyev has been the Deputy Minister of Industry and Energy of the Russian Federation.

Mr. German Oskarovich Gref is a member of the Board of Directors. In 2000, Mr. Gref was First Deputy Minister of State Property of the Russian Federation. Since 2000, Mr. Gref has been the Minister of Economic Development and Trade of the Russian Federation.

Mr. Victor Borisovich Khristenko is a member of the Board of Directors. In 2000, Mr. Khristenko was First Deputy Chairman of the Government of the Russian Federation. From 2001 to 2004, Mr. Khristenko was Deputy Chairman of the Government of the Russian Federation. In 2004, Mr. Khristenko was acting Chairman of the Government of the Russian Federation. Since 2004, Mr. Khristenko has been the Minister of Industry and Energy of the Russian Federation.

Mr. Gleb Sergeyevich Nikitin is a member of the Board of Directors. From 2001 to 2004, Mr. Nikitin held various offices at the Committee for City Property Management of Saint Petersburg. Since 2004, Mr. Nikitin has been the Head of the Directorate for Property of Commercial Sector Organizations of the Federal Agency for Federal Property Management of the Russian Federation.

Mr. Sergey Aramovich Oganesyan is a member of the Board of Directors. From 2000 to 2004, Mr. Oganesyan was the Vice-President of OAO Oil Company Rosneft. Since 2004, Mr. Oganesyan has been the Head of the Federal Energy Agency (Rosenergo).

Ms. Olga Stanislavovna Pushkareva is a member of the Board of Directors. From 2000 to 2004, Ms. Pushkareva was the Head of the Department of Energy and Natural Resources of the Administration of the Government of the Russian Federation. Since 2004, Ms. Pushkareva has been the Director of the Department of Industry Development of the Government of the Russian Federation.

Mr. Seppo Juha Remes is a member of the Board of Directors, and a member of the Audit Committee. From 2001 to 2003, Mr. Remes was General Director of Vostok Energo Investment Ltd. From 2003 to 2004, Mr. Remes was Director of Vostok Nafta Investment Ltd. Since 2004, Mr. Remes has been President of Kiuru Partners LLC, Senior Advisor and a member of the Board of Directors of ZAO FIM Finansoviye Uslugi, Senior Advisor to the Chairman of the Finnish Fund Sitra (National Fund of Strategic Research and Development under the Parliament of Finland).

Mr. Kirill Gennadyevich Seleznyov is a member of the Board of Directors. From 2000 to 2001, Mr. Seleznyov was Chief Expert of the Group for Investment Activity Coordination of OAO Sea Port of Saint Petersburg, Head of the Tax Group of OAO Baltic Pipeline System and the branch BTS of OAO Verkhnevolzhskiye Trunk Pipeline. From 2001 to 2002, Mr. Seleznyov was Deputy Head of Administration of the Management Board — Assistant to the Chairman of the Management Board of Gazprom. Since 2002, Mr. Seleznyov has been a member of the Management Board and Head of the Marketing, Gas and Liquid Hydrocarbons Processing Department of Gazprom. Since 2003, Mr. Seleznyov has been General Director of OOO Mezhregiongaz.

Mr. Yakov Moiseyevich Urinson is a member of the Board of Directors, and Deputy Chairman of the Management Board of RAO UES since 2000. Since 2004, Mr. Urinson is Head of the Corporate Center of RAO UES.

Mr. Ilya Arturovich Yuzhanov is a member of the Board of Directors. From 2000 to 2004, Mr. Yuzhyanov was Minister of Antimonopoly Policies and Entrepreneurship Support of the Russian Federation. Since 2005, Mr. Yuzhyanov has been Chairman of the Supervisory Board of ZAO NOMOS-BANK.

The Board of Directors is responsible for general management matters, with the exception of those matters that are designated by law and the Company's charter as being the exclusive responsibility of the shareholders' meeting. See "Description of RAO UES and Gencos Capital Stock — Shareholders' meetings". Members of the Board of Directors are elected at the Company's annual shareholders' meeting until the next annual shareholders' meeting and may be re-elected an unlimited number of times. The Board of Directors currently consists of fifteen members, four of whom are independent in accordance with criteria set out in the RAO UES Corporate Governance Code, which are stricter than criteria required by the FSFM with respect to listed companies, but which differ in certain respects to the criteria required in other countries, including the United States. The aggregate compensation of the Board of Directors of RAO UES in 2005 was RUR 9,038,200.

Management Board

The Management Board is the Company's collective executive body, which is appointed by the Board of Directors, except for the Chairman of the Management Board, which is appointed by the general meeting of the shareholders. Members of the Management Board, except for the Chairman of the Management Board, are appointed for five years and may be re-appointed an unlimited number of times, the Chairman of the Management Board is appointed until his resignation or dismissal from the Company. The Management Board meets as necessary and makes its decisions by simple majority, with the Chairman of the Management Board having a casting vote, provided that a quorum of half of the appointed members of the Management Board is present. Members of the Management Board are responsible for the Company's day-to-day management and administration. The Chairman of the Management Board represents the Company and acts as its Chief Executive Officer.

The table below shows the members of the Management Board of the Company as at September 30, 2006.

Name	Year of Birth	Position and Brief Biography
Chubais, Anatoly Borisovich	1955	Chairman of the Management Board of RAO UES.
Drachevsky, Leonid Vadimovich	1941	Deputy Chairman of the Management Board of RAO UES.
Urinson, Yakov Moiseyevich	1944	Deputy Chairman of the Management Board of RAO UES.
Avetisyan, Vladimir Evgenyevich	1958	Member of the Management Board of RAO UES.
Ayuev, Boris Ilyich	1957	Member of the Management Board of RAO UES.
Chikunov, Alexander Vasilyevich	1963	Member of the Management Board of RAO UES.
Dubinin, Sergey Konstantinovich	1950	Member of the Management Board of RAO UES.
Gozman, Leonid Yakovlevich	1950	Member of the Management Board of RAO UES.
Rappoport, Andrey Natanovich	1963	Member of the Management Board of RAO UES.
Sinyugin, Vyacheslav Yuryevich	1969	Member of the Management Board of RAO UES.
Smirnov, Pavel Stepanovich	1952	Member of the Management Board of RAO UES.
Trapeznikov, Andrey Vladislavovich	1961	Member of the Management Board of RAO UES.
Udaltsov, Yury Arkadyevich	1961	Member of the Management Board of RAO UES.
Vaynzikher, Boris Felixovich	1968	Member of the Management Board of RAO UES.
Voronin, Vyacheslav Pavlovich	1949	Member of the Management Board of RAO UES.

Mr. Anatoly Borisovich Chubais has been the Chairman of the Management Board of RAO UES since 1998. Mr. Chubais is a member of the Board of Directors. Mr. Chubais is responsible for shaping the corporate policy and development strategy for the Company. From 1990-1991, Mr. Chubais was Deputy Mayor, then the First Deputy Mayor of Leningrad and Chief Economic Adviser to the City Mayor. From 1991-1992, Mr. Chubais was Chairman of the State Property Committee of the Russian Federation and member of the Cabinet. From 1992-1993, Mr. Chubais was Vice-Premier of the Russian Government. Elected to the State Duma in 1993. From 1994-1996, Mr. Chubais was First Vice-Premier in charge of economy and finance. From 1996-1997, Mr. Chubais was Chief of the Presidential Administration. In March 1997, Mr. Chubais was appointed First Vice-Premier and Minister of Finance. In April 1997, Mr. Chubais was appointed Director of the Russian Federation to the International Bank of Reconstruction and Development. In 1998, Mr. Chubais was appointed Chairman of the Management Board of RAO UES.

Mr. Leonid Vadimovich Drachevsky has been Deputy Chairman of the Management Board of RAO UES since 2004. Mr. Drachevsky is responsible for the Company's domestic and foreign relations, development of its interests in the public domain in Russia and abroad. In 2000, Mr. Drachevsky was appointed Minister of the Russian Federation for Matters of the Commonwealth of Independent States. From 2000 to 2004, Mr. Drachevsky was Authorized Representative of the President of the Russian Federation in the Siberian Federal District.

Mr. Yakov Moiseyevich Urinson has been Deputy Chairman of the Management Board of RAO UES *since* 2000 and is a member of the Board of Directors. Mr. Urinson has been Head of the Corporate Center since 2004 and is responsible for economic, production, information and technology processes; capital management, formulation and implementation of the Company's economic, financial, accounting, and personnel policies.

Mr. Vladimir Evgenyevich Avetisyan has been a member of the Management Board of RAO UES since 2004. Mr. Avetisyan is a Managing Director of Business Unit 2. From 2001 to 2004, Mr. Avetisyan was General Director of OAO SMUEK.

Mr. Boris Ilyich Ayuev has been a member of the Management Board of RAO UES since 2004. Mr. Ayuev is responsible for organizing dispatching and control functions in RAO UES. From 2002 to 2004, Mr. Ayuev was Deputy Chairman of the Management Board of the System Operator. Since 2004, Mr. Ayuev has been Chairman of the Management Board of the System Operator.

Mr. Alexander Vasilyevich Chikunov has been a member of the Management Board of RAO UES since 2004. Mr. Chikunov is Managing Director of Business Unit 1. From 2002 to 2005, Mr. Chunkunov was Head of the Center for Implementation of Energo Reforming Projects.

Mr. Sergey Konstantinovich Dubinin has been a member of the Management Board of RAO UES since 2001 and Financial Director from 2005. From 2001 to 2004, Mr. Dubinin was Deputy Chairman of the Management Board of RAO UES.

Mr. Leonid Yakovlevich Gozman has been a member of the Management Board of RAO UES since 2000 and is Government and Community Relations Officer.

Mr. Andrey Natanovich Rappoport has been a member of the Management Board of RAO UES since 1998 and is Managing Director of the Networks Business Unit. Since 2002, Mr. Rappoport has been Chairman of the Management Board of the Federal Grid Company.

Mr. Vyacheslav Yuryevich Sinyugin has been a member of the Management Board of RAO UES since 2000 and is Managing Director of the Hydrogeneration Business Unit. From 2001 to 2004, Mr. Sinyugin was Deputy Chairman of the Management Board of RAO UES. From 2004, Mr. Sinyugin has been Chairman of the Management Board of OAO Hydro-OGK.

Mr. Pavel Stepanovich Smirnov has been a member of the Management Board of RAO UES since 2001 and is responsible for providing legal support for the Company and the RAO UES Group.

Mr. Andrey Vladislavovich Trapeznikov has been a member of the Management Board of RAO UES since 2000 and the authorized representative for mass media relations since 2004. Mr. Trapeznikov is responsible for implementing a common information policy within the Company and the RAO UES Group.

Mr. Yury Arkadyevich Udaltsov has been a member of the Management Board of RAO UES since 2004. From 2003 to 2004, Mr. Udaltsov was Head of the Energy Reform Department. Mr. Udaltsov has been Head of the Reform Management Center from 2004 responsible for formulating and ensuring a common policy approach for restructuring the subsidiaries dependent companies and creating the target sector structure, and determining the Company's policy for electricity market liberalization.

Mr. Boris Felixovich Vaynzikher has been a member of the Management Board of RAO UES since 2005 and Technical Director from 2005. From 2002 to 2005, Mr. Vaynzikher was General Director, Executive Director of OAO Kirishskaya GRES.

Mr. Vyacheslav Pavlovich Voronin has been a member of the Management Board of RAO UES since 2000, and Managing Director of the Services Business Unit since 2004. From 2000 to 2004, Mr. Voronin was Deputy Chairman of the Management Board.

The aggregate compensation of the Management Board in 2005 was RUR 255,344,940.

Shareholdings of members of the Company's Board of Directors, Management Board and Major Shareholders

The table below shows the shares of the Company held directly by the current members of its Board of Directors, Management Board and major shareholders as at June 30, 2006.

Name and position	Number of shares	Proportion of issued share capital
A.B. Chubais, Chairman of the Management Board and member of the Board of Directors	841,000	0.00195
B.I. Ayuev, member of the Management Board	5,346	0.0000124
B.F. Vaynzikher, member of the Management Board	13,133	0.00003
V.P. Voronin, member of the Management Board	4,000	0.00000928
V.Y. Sinyugin, member of the Management Board	39,600	0.00009184
Total held by members of the Management Board and the Board of Directors	**903,079**	**0.00209352**

Employees

Following the separation of the electrical power division from the service and repair divisions, as well as the streamlining of the RAO UES Group with the implementation of more efficient organizational structures within the power companies, the average number of employees was reduced from 496,300 in 2004 to 461,200 in 2005. The productivity of workers employed in the Company's power generation business has increased from 1.348 GWh/person in 2004 to 1.472 GWh/person in 2005.

In 2005, a universal standard was adopted for organizing professional training, advanced and further training of the energy sector personnel, which set out the requirements to training of all staff categories.

In 2005, 38.4% of the production personnel at RAO UES entities received training under the Company's advanced and further training program. The key goal pursued in the process was providing them with the knowledge and skills needed to ensure the reliable, safe, and efficient operation of the energy enterprises. The coordinated policy and consolidation of employers at RAO UES entities within the All-Russian Branch Association of Employers of Electric Power Industry ("RaEl Association") made it possible to create a set of procedures that takes into account the interests of both employers and employees in the reform process. The RaEl Association and the All-Russia National Electricity Trade Union have signed a Power Industry Collective Bargaining Agreement for 2007-2008 governing wages and other conditions with respect to employer-employee relations.

Another important activity in this area in 2005 was the implementation of the Strategy for Non-government Pension Coverage for employees of the RAO UES Group. This Strategy seeks to create a long-term non-government pension insurance system using a uniform approach, ensuring an adequate living standard for the Company's employees after retirement, and effective handling of HR issues relating to hiring experienced personnel and incentivizing energy companies' employees.

Social responsibility

The RAO UES Group is one of the largest employers in Russia. In 2005, the RAO UES Group paid over RUR 100 billion in taxes to the federal, regional and local budgets. The Company plays a vital role in ensuring reliability of and accessibility to the electricity industry as part of the public infrastructure, and in the reform of the energy sector. RAO UES strives to ensure compliance of its subsidiaries and dependent companies with the principles of socially responsible business.

In 2005, RAO UES acceded to the Social Charter of Russian Business initiated by the Russian Union of Industrialists and Entrepreneurs (Employers). The underlying principle of this Social Charter is the recognized commonality of entrepreneurial interests and economic and social responsibility. The Company strives to observe these principles in connection with the quality of its services, compliance with labor rights and business ethics values, respecting tax discipline, and minimizing its adverse environmental impact. The Management Board of RAO UES approved in 2005 a number of fundamental documents with regard to the implementation of corporate social responsibility. These documents are the Concept of Non-Financial Risk Management, which incorporates the proposals of the Company's subsidiaries and dependent companies, the RaEl Association, the All-Russia National Electricity Trade Union, and the Concept of Environmental Policy Implementation. Also, the Management Board has approved broad concepts of corporate policy on charity and sponsorship.

Social responsibility reporting is an essential element of the non-financial risk management process. In 2005, RAO UES issued its first corporate sustainability report. The report for 2004-2005 was prepared on the basis of international standards, primarily, the GRI Sustainability Reporting Guidelines; the relations with consumers, suppliers, and local communities have been presented taking into account the requirements of the AA1000 Stakeholder Engagement Standard (AA1000 SES). RAO UES is one of the first Russian companies that apply these standards. The Company's representatives are members of the Task Force for the preparation of the GRI Energy Protocol. The report presents information on the Company's contribution to the country's economic development, its social and environmental impacts; it also analyzes the link between the Company's corporate policy, governance, and performance, the practical aspects of relationships with customers and suppliers, and other aspects of non-financial risk management. The full text of the report has been posted on RAO UES' website.

GENCOS

The Gencos are open joint-stock companies organized under the laws of the Russian Federation.

OGK-5

Capital structure

As of the date hereof, OGK-5's share capital consists of 30,271,685,504 ordinary shares, each with a par value of RUR 1.00, all of which are fully paid, issued and outstanding. Under Russian legislation, share capital refers to the aggregate par value of the issued and outstanding shares. No preferred shares are authorized or outstanding. As of the date hereof, 87.67% of the share capital in OGK-5 is owned by RAO UES.

Each OGK-5 Share has, and after the Spin-offs will have, the right to one vote at meetings of shareholders of OGK-5. In order to avoid the creation of fractional shares upon the conversion of Holdco Shares into Genco Shares in the Spin-offs, OGK-5 may issue a small number of additional shares (up to 0.003% of the total share capital of OGK-5) to be distributed on the Reorganization Date directly to certain holders of RAO UES Shares, including the Depositaries, if applicable. Until the date of registration with the FSFM of a placement report with respect to such additional shares (which is not expected to occur until approximately 35 calendar days after the Reorganization Date), the newly-issued OGK-5 Shares distributed to holders of RAO UES Shares may not be sold or otherwise transferred by their holders. See "— Capital Structure of each Genco".

Business

OGK-5 was the first wholesale generating company established during the course of the RAO UES Group restructuring. OGK-5's principal activities include the following:

- generation and sale of electricity; and
- generation and sale of heat power.

OGK-5 is headquartered in Moscow with four production branches around Russia. Its installed generation capacity amounts to approximately 8,672 MW, which accounts for around 5.8 percent of installed thermal capacity in Russia. In 2005, OGK-5's production of electricity constituted 3.8 percent of the total electricity production in Russia.

OGK-5 holds strong competitive positions in the fast growing and capacity-deficit Urals region of Russia. In particular, in 2005 it generated around 50 percent of electricity consumed in the industrial Sverdlovsk region. OGK-5 also supplies approximately 50 percent of the heat power consumed by the city of Yekaterinburg, the capital of the Sverdlovsk region. OGK-5 fully owns four thermal power plants, as presented in the following table:

Name	Location	Capacity, MW	Primary Fuel
Konakovskaya GRES	Central region	2,400	Natural Gas
Nevinnomysskaya GRES	South region	1,290	Natural Gas
Reftinskaya GRES	Urals region	3,800	Steam Coal
Sredneuralskaya GRES	Urals region	1,182	Natural Gas

OGK-5 enjoys a balanced diversified fuel mix, of which gas amounts to slightly over 50 percent and coal amounts to slightly under 50 percent as measured by capacity. Small amounts of fuel oil are used as reserve fuel. Konakovskaya GRES, Nevinnomysskaya GRES and Sredneuralskaya GRES are primarily gas-fired, whereas Reftinskaya GRES, the largest in OGK-5's fleet, burns primarily coal.

Three of OGK-5's power plants (totaling approximately 85 percent of its installed capacity) are located in the Central and Urals regions, which exhibit significant capacity deficits and grid restrictions. OGK-5 believes this fact to be beneficial for its future development prospects.

OGK-5's power plants supplied 35,147.1 GWh of electricity and 6,554.3 thousand Gcal of heat power in 2005 on a pro forma basis. OGK-5's sales of electricity within the first eight months of 2006 amounted to 25,049.5 GWh, 10.3 percent more than in the same period of 2005 on a pro forma basis.

OGK-5's unaudited consolidated pro forma revenue for the year ended December 31, 2005 was RUR 22,340 mln.

A large part of OGK-5's business is subject to government regulation. In particular, the tariffs for most of OGK-5's output is set by regulatory authorities and not by the market. Due to the "cost-plus" methodology currently used by the regulatory authorities, OGK-5's tariffs are set at a level that allows OGK-5 to recover its operating expenses, but depresses its operating margins. OGK-5 also trades limited volumes of electricity in the free market which are expected to increase, due to ongoing market liberalization.

Operations

OGK-5's business involves the following two types of operations:

- generation and wholesale of electricity; and
- generation and sale of heat.

Electricity generation is OGK-5's core business. The share of revenues received by OGK-5 from electricity and capacity sales has amounted to approximately 89 percent of total pro forma revenues for the year ended December 31, 2005 and 92 percent of total revenues for the six months ended June 30, 2006.

OGK-5's operations are subject to various regulations. These regulations fulfill a variety of purposes, but can generally be categorized as:

- regulations setting electricity and heat tariffs for producers and customers;
- regulations outlining market segmentation, functioning and rules of interaction; and
- regulations aimed at sector restructuring.

The existing market structure and tariff regulations have a direct impact on OGK-5's activities. Regulated tariffs are currently formed on a "cost-plus" basis and enforced by the FST. OGK-5 is selling most of its electricity output through direct "regulated" bilateral contracts. These contracts currently cover nearly the entire volume of OGK-5's electricity sales, and 100 percent of its capacity sales for the period starting from September 1, 2006 and to December 31, 2006.

OGK-5 is currently not a participant in any retail electricity market, i.e. it is not engaged in directly supplying households, small and medium enterprises. Rather OGK-5's clients consist of large industrial corporations and large supply companies.

OGK-5 has four power generating facilities located in Central, Southern and Ural regions of Russia with a total registered power output of 8,672 MW. These *generating* facilities are described below:

Konakovskaya GRES

Konakovskaya GRES is one of the largest thermal power plants in the Central region of Russia, with gross nameplate capacity of 2,400 MW. It is located on the banks of Volga River in the Konakovsky district in the southwestern part of Tver region, which borders the Moscow region to the south. This location is economically effective due to the proximity to major economic centers, such as Moscow, St Petersburg and Tver.

The Central region is among those demonstrating both strong industrial demand growth and household consumption boom, with overall electricity consumption growth in 1998-2005 amounted to 17.8 percent. The Central energy system plays an important part in the overall generation pattern, supplying approximately 28 percent of total output. The system is also currently supplying energy to the nearby North-West and Urals region and has the highest portion of output generated by nuclear plants. Among its direct competitors (other

OGKs and TGKs and RAO UES) Konakovskaya GRES is well positioned in terms of efficiency. In addition, RAO UES expects a capacity shortage in the Central region in the nearest future.

The equipment being utilized by Konakovskaya GRES was first installed between 1965-1969 and, consequently, requires modernization. OGK-5 has a detailed mid-term modernization program aimed both at extending the assets' useful life and increasing their heat rate efficiency.

Konakovskaya GRES has the following generation units:

Generation Unit No.	Capacity (MW)	Year of Commissioning
1	300	1965
2	300	1965
3	300	1965
4	300	1966
5	300	1967
6	300	1968
7	300	1968
8	300	1969

Owing to the existing modernization and maintenance program, OGK-5 does not plan any decommissioning of existing generation units at Konakovskaya GRES in the short- to medium-term.

	2003	2004	2005
Historic load factor	30.5%	30.0%	31.1%

The plant is gas-fired, with a weighted average heat rate of 327.8 goe/kWh in 2005, which is below industry average for thermal generation.

Despite a favorable location near the fast-growing Moscow region and competitive fuel efficiency, historically, Konakovskaya GRES' utilization rate was below OGK-5 average. This was principally caused by artificially low gas limits imposed by Gazprom, the station's key supplier. Gas supply limits were originally set in 1990s and were subsequently never updated to reflect growing regional demand. OGK-5 has started to form long-term relationships with independent gas suppliers to seek new sources of additional supplies of gas. Consequently, results for the eight months ended August 31, 2006 demonstrate year-on-year output growth of 26.26 percent, and OGK-5 currently intends to capture further demand as it continues to procure and secure additional fuel supply.

Nevinnomysskaya GRES

Nevinnomysskaya GRES is located in the north-eastern part of Nevinnomyssk in the Stavropol region and supplies electricity to North Caucasus and the South of Russia. The facility neighbors OAO "Nevinnomysskiy Azot", which has been historically the principal consumer of heat power generated by Nevinnomysskaya GRES.

Overall consumption growth in South region in 1998-2005 amounted to 15.6 percent. The generation patterns within South energy system are distinguished by high volatility, caused by (i) an abnormally high share of household consumption (approximately 26 percent of total volumes), (ii) high seasonal influence of nearby hydro generating facilities and (iii) local grid instability and constraints. These factors result in periodic capacity deficits in the local wholesale market despite sufficient installed regional capacity.

The gross nameplate capacity of Nevinnomysskaya GRES is 1,290 MW. The plant is gas-fired, with a weighted average heat rate of 353.6 goe/kWh in 2005.

On April 19, 2005, a new turbo generating unit rated for 80 MW was commissioned at Nevinnomysskaya GRES to replace one of the old units. The remaining generating facilities were installed between 1960-1970 and, consequently, require modernization. OGK-5 has adopted a detailed mid-term modernization program aimed both at extending the assets' useful life and increasing its heat rate efficiency. OGK-5 also plans to

commission a new 410 MW CCGT at Nevinnomysskaya GRES in 2010 as a replacement for two outdated generation units totaling 310 MW.

Nevinnomysskaya GRES has the following generation units:

Generation Unit No.	Capacity (MW)	Year of Commissioning
1	25	1960
2	25	1960
3	60	1961
3	Increased up to 80 MW	2005
4	50	1968
5	100	1973
5	Increased up to 30 MW	2000
6	150	1964
7	150	1964
8	150	1965
9	150	1966
10	150	1967
11	160	1970
Combined cycle gas turbine ("CCGT")	170	1972

Owing to the existing modernization and maintenance program, OGK-5 does not plan any decommissioning of existing generation units at Nevinnomysskaya GRES in the short- to medium-term aside from that mentioned above.

	2005	2004	2003
Historic load factor	53.4%	49.3%	52.0%

Reftinskaya GRES

Located in the southern part of the Sverdlovsk region, 80 kilometers from Yekaterinburg, Reftinskaya GRES is one of the largest coal-fired thermal power plants in Russia. With an installed capacity of 3,800 MW, Reftinskaya GRES is the largest generating facility in the Urals region.

The station provides electricity for the industrial regions of Sverdlovsk, Tyumen, Perm and Chelyabinsk. Driven by industrial growth, the Urals region demonstrates one of the highest rates among all regions in Russia, approximately 22.6 percent. RAO UES forecasts that the region will meet with a capacity shortage by the end of 2006, i.e. capacity needs in the Urals energy zone are higher than anywhere else. Favorable operating conditions for Reftinskaya GRES have resulted in a growth in electricity output volumes for the eight months ended August 31, 2006 of 11.5 percent year-on-year.

The Reftinskaya GRES generating facilities were installed between 1970-1980 and, consequently, require modernization. OGK-5 has adopted a detailed mid-term modernization program aimed both at prolonging the assets' useful life and increasing its heat rate efficiency.

Reftinskaya GRES has the following generation units:

Generation Unit No.	Capacity (MW)	Year of Commissioning
1	300	1970
2	300	1971
3	300	1971
4	300	1972
5	300	1974
6	300	1975
7	500	1977
8	500	1978
9	500	1978
10	500	1980

Owing to the existing modernization and maintenance program, OGK-5 does not plan any decommissioning of existing generation units at Reftinskaya GRES in the short- to medium-term.

	2005	2004	2003
Historic load factor	53.2%	51.5%	57.5%

Sredneuralskaya GRES

Sredneuralskaya GRES is a thermal power plant with a gross nameplate capacity of 1,181.5 MW. Its main business lies in electricity generation and its supply to the UES of the Urals region, and the supply of heat power to the cities of Yekaterinburg, Verkhnyaya-Pyshma, Berezovsk and Sredneuralsk.

Sredneuralskaya GRES is fuelled primarily by natural gas. Due to its high heat output and, consequently, the large portion of time spent in the fuel-efficient co-generation cycle, the station's weighted average electricity production heat rate in 2005 amounted to 311.4 goe/kWh, which is significantly below the Russian industry average for thermal plants.

The station is distinguished by high heat output volumes, contributing approximately 64 percent of OGK-5's overall heat sales in 2005.

The equipment being utilized by Sredneuralskaya GRES was installed between 1936-1970 and some of it requires urgent modernization. OGK-5 has a detailed mid-term modernization program aimed both at extending the assets' useful life and increasing its heat rate efficiency.

Sredneuralskaya GRES has the following generation units:

Generation Unit No.	Capacity (MW)	Year of Commissioning
1	50	1936
2	50	1937
5	30	1976
6	100	1965
7	100	1966
8	60	1967
9	300	1969
10	300	1969
11	300	1970

Owing to the existing modernization and maintenance program, OGK-5 does not plan any decommissioning of existing generation units at Sredneuralskaya GRES in the short- to medium-term.

	2003	2004	2005
Historic load factor	40.3%	56.7%	64.9%

History

OGK-5's main assets consist of four major power plants — Konakovskaya GRES, Nevinnomysskaya GRES, Reftinskaya GRES and Sredneuralskaya GRES. The assets of Reftinskaya GRES and Sredneuralskaya GRES were historically owned by RAO UES, while OAO "Konakovskaya GRES" was 51 percent owned by RAO UES, and OAO "Nevinnomysskaya GRES" was 100 percent minus one share owned by RAO UES.

On September 3, 2004, the Board of Directors of RAO UES made a decision to establish OGK-5 by contributing the assets of Reftinskaya GRES and Sredneuralskaya GRES, 51 percent of shares in OAO "Konakovskaya GRES" and 100 percent minus one share in OAO "Nevinnomysskaya GRES" into its share capital.

On October 27, 2004, OGK-5 was registered with the USRLE.

Historically, RAO UES leased Reftinskaya GRES and Sredneuralskaya GRES to OAO Sverdlovenegro (AO-Energo of Sverdlovsk region), which operated these facilities in exchange for rent payments to RAO UES. Upon gaining ownership over these facilities following the aforementioned asset contribution, OGK-5 has retained these lease agreements with Sverdlovenergo, and following the subsequent unbundling of Sverdlovenegro in April 2005, re-executed such lease agreements with the newly formed TGK-9. These lease agreements expired on December 31, 2005, with OGK-5 receiving full operational control over both stations. OGK-5 also, in 2005, increased its stake in OAO "Konakovskaya GRES" and in 2006, merged OAO "Konakovskaya GRES" and OAO "Nevinnomysskaya GRES" with and into OGK-5.

Shares in a Russian joint-stock company which have not been paid for by the founders within a certain period of time may be sold or otherwise disposed of by the company. When OGK-5 was founded, the aggregate nominal value of its shares was 29,407,170 thousand Rubles, while the value of generating facilities of Reftinskaya GRES and Sredneuralskaya GRES and the stakes in OAO "Konakovskaya GRES" and OAO "Nevinnomysskaya GRES" introduced by RAO UES into OGK-5's share capital were 26,539,600 thousand Rubles. As a result, part of OGK-5's shares was unpaid. Within three months of its incorporation, OGK-5 acquired the right to dispose of these non-paid shares. In order to increase its stake in OAO "Konakovskaya GRES", OGK-5 swapped these non-paid shares into the shares in OAO "Konakovskaya GRES" owned by the minority shareholders of OAO "Konakovskaya GRES" and, as a result, increased its shareholding in OAO "Konakovskaya GRES" to 88.7 percent in its capital from 51 percent owned by OGK-5 previously. At the same time, the former minority shareholders of OAO "Konakovskaya GRES" became minority shareholders of OGK-5. However, about 11.3 percent of the shares in OAO "Konakovskaya GRES" remained in the ownership of its minority shareholders.

On December 27, 2005, the FAS approved the anticipated merger of OAO "Konakovskaya GRES" and OAO "Nevinnomysskaya GRES" with and into OGK-5 and within a month the joint general meeting of their shareholders approved the merger. For purposes of the merger, a share exchange ratio was established upon independent appraisal of OGK-5's shares and shares of OAO "Nevinnomysskaya GRES" and OAO "Konakovskaya GRES". OGK-5 issued new shares in such quantity that allowed swapping of all new shares in OGK-5 into outstanding shares in OAO "Konakovskaya GRES" and OAO "Nevinnomysskaya GRES" in accordance with the exchange ratio. At the same time the shares in OAO "Konakovskaya GRES" and OAO "Nevinnomysskaya GRES" owned by OGK-5 were redeemed. After the exchange, all remaining minority shareholders of OAO "Konakovskaya GRES" became minority shareholders of OGK-5, apart from those who failed to vote for the merger or voted against it and used their right to demand the buy-out of their shares (in OAO "Konakovskaya GRES" and OAO "Nevinnomysskaya GRES" (at the fair market price).

On April 1, 2006, the merger procedures were completed, OAO "Konakovskaya GRES" and OAO "Nevinnomysskaya GRES" were liquidated and the reorganization of OGK-5 was registered with the USRLE. The process of consolidating generating assets and the formation of a single operating company was therefore completed.

Health, Safety and the Environment

Due to the nature of OGK-5's business a significant part of its operations are carried out at its generating facilities' sites by working personnel. As a result, OGK-5 focuses on workplace safety issues. Russian law provides for an extensive legal framework in the area of industrial and labor safety including, among others, the Federal Law "On Industrial Safety of Hazardous Industrial Facilities" No. 116-FZ dated 21 July 1997, and the Federal Law "On Safety of Hydraulic Works" No. 117-FZ dated 21 July 1997 (the "Safety Laws"). There are also a variety of technical safety rules adopted by Russian regulatory authorities applicable to certain industries, including electricity industry enterprises. OGK-5 believes that it generally observes such legal and technical safety requirements.

OGK-5, as the operator of hazardous industrial objects, has a range of obligations under the Safety Laws and the Labor Code of the Russian Federation. In accordance with the Safety Laws OGK-5, among others, conducts personnel training programs and has created special systems to deal with emergencies and maintains such systems in working condition, informing the respective supervising governmental agencies about any emergencies which have occurred.

OGK-5 pays significant attention to the environmental matters, since its operations are connected with the pollution of the environment. OGK-5 has recently developed an environmental protection policy. As a part of this policy OGK-5 has significantly increased expenses related to environmental protection measures in 2005 (up to RUR 338 million). Partially due to such measures and partially due to the changes in OGK-5's fuel consumption, the amount of OGK-5's atmosphere emissions decreased in 2005 to 313 thousand tons from 338 thousand tons in 2003. In addition to the environmental protection measures, the reduction in emissions is connected with the structure of OGK-5's fuel consumption. OGK-5 increased the share of natural gas consumption and decreased oil residue consumption, which also helped reduce the atmospheric emissions.

The latest environmental project approved by the Board of Directors of OGK-5 in September 2006 relates to construction of the dry ash removal system at Reftinskaya GRES. The estimated cost of the project is USD 241 million. This project is expected to improve the environmental situation in the area where Reftinskaya GRES is located. The proposed method of dry ash removal has the benefit of avoiding the requirement to enlarge the existing ash disposal area and also decreasing the water consumption of the generation facility.

In addition, OGK-5 is considering the possibility of selling its pollution quotas under mechanisms established by the Kyoto Protocol. OGK-5 expects that as a result of introduction of modern generation facilities as well as due to its environmental program greenhouse gases emissions produced by its facilities will reduce significantly. Therefore, OGK-5 will be able to sell its greenhouse gases emission quotas to companies located in the countries that have ratified of the Kyoto Protocol. However, State Duma has not ratified the Kyoto Protocol as of the date of this Information Statement and such plans of OGK-5 may remain unfulfilled.

Organizational Structure

OGK-5 has five branches, which consist of the central office and four operational branches.

OGK-5's central office is located in Moscow and performs management functions. OGK-5's senior management, including its General Director, is located at the Central Office and meetings of OGK-5's Management Board, the Board of Directors and the General Shareholders' Meeting of OGK-5 are usually conducted at the Central Office.

OGK-5 has four operational branches, with each branch operating one of OGK-5's power plants. These branches are named after the power plants (Konakovskaya GRES, Nevinnomysskaya GRES, Reftinskaya GRES and Sredneuralskaya GRES) and are located at their premises.

The corporate structure of the Central Office consists of OGK-5's General Director, who manages all of OGK-5's day-to-day activities, as well as the following functional directors:

- Financial Director — finance and economics, financial and tax accounting and reporting, corporate and legal management;
- Sales Director — sales, marketing and fuel supply;
- Technical Director — upgrade and reconstruction, repairs, operation and maintenance of the capacities;
- Operations Director — security, emergencies and corporate affairs;
- Human Resources Director — recruitment and personnel records, motivation programs and training;
- IT Director — production automation, corporate IT, infrastructure and communications;
- Business Development Director — risk management, public relations and project management; and
- Capacity Construction Director — construction of new generating facilities.

These functional directors report to the General Director of OGK-5.

The corporate structure of the operational branches consists of the respective Branch Directors as the functional senior management. Generally, the corporate structure of the operational branches is similar to the corporate structure of the Central Office. The senior management of the operational branches reports both to their Branch Director and to the respective functional directors of the Central Office.

As of the date hereof, OGK-5 does not have any material subsidiaries significant to its business other than OAO "North Energy Company", which is a joint-stock venture with NOVATEK, founded to participate in a tender related to construction and operation of generating facilities in the Tyumen region.

Strategy

OGK-5 operates in an industry in transition, and is implementing a number of construction projects serving the liberalized market. As a result, OGK-5 is expecting that its assets, operations and external environment will undergo fundamental change in the future. OGK-5's strategy contains certain measures designed to create value both in the short term, with substantial regulation of its existing assets and its economics substantially regulated, and in the medium to long term, with a renewed asset based operating in a fully or substantially liberalized market.

OGK-5's short-term strategy priority goals are as follows:

Maximize Profitability of Existing Assets.

OGK-5 believes that the first step required to achieve maximization of profitability is to upgrade OGK-5's existing power plants. This upgrade should allow OGK-5 to extend the service life of its existing generating facilities by 25-30 years and to improve the fuel efficiency, reliability and flexibility of its generation portfolio. The Board of Directors has approved a maintenance capital expenditures program for 2006-2010 totaling 19 billion Rubles (in 2006 prices).

This program also provides for

- the replacement of outdated and worn-out equipment with new more efficient power station equipment, which is expected to reduce fuel consumption and increase reliability; and
- the construction of additional electric network equipment enabling new and more reliable connection capacity to the Russian power grid.

OGK-5 is also evaluating the need for and likely cost of a dry ash removal facility at Reftinskaya GRES. However it has made no decision yet to proceed with such investment. Additionally, OGK-5 intends to implement a quality management system based on ISO 9001-2000. In summary, OGK-5 believes that the

maintenance capex program will reduce fuel and other operating costs, increase production reliability and improve control and information flow within the business.

Sales Optimization

The main business activity of OGK-5 is sales of electricity and capacity. Since the New Rules came into force on September 1, 2006, over 90 percent of OGK-5's sales in 2006 have been made under regulated prices, and the remainder under free market prices. Although tariffs and volumes of energy and capacity sales are fixed in the regulated market, the prices in the liberalized market are freely determined by supply and demand. OGK-5 believes that it can create value by constantly monitoring the demand, supply and price levels in the liberalized market and quickly responding to opportunities to sell electricity if the prices are attractive. Thus, OGK-5 aims to maximize the volume and price of energy (in the future, potentially capacity) in the liberalized market.

Additionally, OGK-5 may buy power in the market to satisfy its supply obligations at regulated prices, if the prices in the liberalized market are below OGK-5's cost to generate the relevant volume of electricity. OGK-5 has a proprietary IT platform designed to take advantage of price movements in the liberalized market. To take advantage of sales optimization opportunities, OGK-5 is investing in training of its sales staff.

Efficient Fuel Supply, Reduction of Fuel Price Risk

OGK-5 sources its fuel from a number of suppliers. OGK-5 acquires natural gas from Gazprom, NOVATEK, ITERA, their affiliates and other suppliers and coal from an affiliate of the Access-Renova group. OGK-5 seeks to obtain the best possible price and terms from its suppliers, and minimize the risk of supply interruption.

One of OGK-5's power plants Reftinskaya GRES is designed to use as fuel only coal excavated at Ekibastuz coal basin (Kazakhstan) and owned by Bogatyr, a company which is a part of the Access-Renova group. OGK-5 is negotiating with the Access-Renova group with a view to conclude a long-term coal supply agreement. As for the gas supply agreements of OGK-5, they are generally concluded for a one-year term but usually either include provision for their extension or OGK-5 enjoys a pre-emptive right for such extension by virtue of law.

Cost Optimization and Improvement of Operational Efficiency

Up to now, the regulated electricity and capacity tariffs in Russia have been set on a "cost-plus" basis. Therefore, OGK-5, in common with the rest of the industry, had little incentive to reduce operating costs because any resulting gain would be immediately clawed back by the regulatory bodies. However, starting from 2008, the Russian government is contemplating the introduction of a new mechanism for setting the price of the bilateral "regulated" agreements whereby a generator's cost levels would not directly be taken into account. See "Industry Overview". Instead, OGK-5 expects that such prices will be set with reference to the price for the prior year, adjusted by a coefficient taking into account inflation, change in fuel costs and other factors.

If this new regulatory regime is in fact introduced, OGK-5 would be able to benefit from optimization of its costs, as such reductions would no longer be clawed back. Additionally, as the share of sales at liberalized prices in OGK-5's total sales increases, it will be able to benefit from cutting its costs.

In anticipation of the regulatory changes OGK-5 has identified a number of opportunities for optimization of its operating costs, including staff, maintenance and repair costs.

Further Development of OGK-5's Information Systems

OGK-5 has developed a program of upgrades to OGK-5's IT systems. This program allows for more timely information flow within OGK-5, better control over production and finances and more effective response to market developments via upgrades and modernization of OGK-5's management information, production monitoring and control systems, frequency control units and training equipment.

Construction of New Generating Capacity

OGK-5 is implementing a number of projects aimed at construction of new generating facilities in regions characterized by existing or potential power shortages and growing demand for electricity. The new generating facilities are expected to utilize the latest technology to achieve superior operating characteristics such as fuel efficiency, ability to rapidly increase or reduce output in response to demand and low level of overheads.

The construction of the new generating facilities is expected to enable OGK-5 to increase sales, taking advantage of favorable demand growth rates in Russia and more particularly in the regions where such facilities are built, improve its competitiveness by achieving greater efficiency, and take advantage of the favorable pricing environment contemplated for newly built generation capacity. According to the New Rules adopted by the government of the Russian Federation as of August 31, 2006 (the "New Rules"), all new generating facilities built in Russia after 2007 will be able to sell all of its energy output and capacity at liberalized prices.

OGK-5 plans to construct three new generating facilities with aggregate power over 1,200 MW. One of these facilities is planned to be located in Moscow region either in Mozhaysk or Volokolamsk districts. The other two capacities will be located at existing sites of Nevinnomysskaya GRES and Sredneuralskaya GRES.

OGK-5 plans significant capital expenditures in relation to these construction projects. The total expected capital expenditures on the construction projects are specified in the table below.

Investment projects	Total anticipated costs, RUR mln
Mozhaysk/Volokolamsk CCGT	9,762
Sredneuralskaya CCGT	8,500
Nevinnomysskaya CCGT	9,750
Total	28,012

Vertical Integration

OGK-5 is evaluating opportunities for vertical integration: downstream, with electricity distribution and supply companies, and upstream, with fuel suppliers. It is a key feature of unregulated commodity markets (including markets for electricity, natural gas, oil and oil products and coal) that prices in such markets may be subject to drastic and unpredictable fluctuations. As the share of OGK-5's sales made at unregulated prices increases (with progressive liberalization of the market and construction of new generating facilities), and as the share of its fuel purchases made at unregulated prices increases, such fluctuations may cause increasing price risks for OGK-5. Vertical integration has the potential to reduce cost and price risks faced by OGK-5, by acquiring access to fuel supply at costs which are to a greater extent under OGK-5's control, and by acquiring direct access to the customer base.

At the moment the majority of OGK-5's customer base is comprised of regional supply companies and large energy users granted direct access to the wholesale power market. As discussed above, greater access to end users of electricity may reduce OGK-5's risks. This can be achieved not only through acquisitions of distribution and supply companies, but also through developing in-house supply capabilities. While to date such integration has not been feasible, OGK-5 is evaluating the opportunities for developing in-house electricity supply capabilities in the future.

Entry into Long-term Energy and/or Capacity Sale Agreements

Sale of electricity in the free market exposes OGK-5 to price risk; OGK-5 expects such risk to increase with the volume of energy and capacity sold at free market prices. To counter this risk, and/or lock in revenue for longer periods of time, OGK-5 is considering the possibility of entering into long-term electricity supply contracts (whether at fixed or floating prices). To date, the number of similar contracts (other than the "regulated" bilateral agreements) in the industry as a whole has not been significant relative to the total size

of the market and its portion sold at free market prices. However, OGK-5 is evaluating the merits of entering into such agreements in the future.

Investment Projects

OGK-5 has four principal workstreams on its investment agenda, as follows:

Construction of New Capacity

OGK-5 plans to construct three new generation units with an aggregate installed capacity over 1,200 MW. One of these facilities is planned to be located in the Moscow region either in Mozhaysk or Volokolamsk districts. The other two units will be located at existing sites of Nevinnomysskaya GRES and Sredneuralskaya GRES.

Improvement of Efficiency and Reliability of Existing Power Plants

OGK-5 believes that improvement of efficiency and reliability of existing generating facilities is an important part of its strategy and sales process. OGK-5 does not want to be at a competitive disadvantage should OGK-5's generating and transmission equipment appear to be inefficient or technically unreliable. As a part of such improvement OGK-5 views the following actions as key parts of its maintenance and investment plan.

Major Maintenance and Replacement

The maintenance of existing facilities is a significant part of OGK-5's investment policy. Since the vast majority of OGK-5's generating facilities was constructed during Soviet times, a permanent technical maintenance program is required, including scheduled and unscheduled capital repairs. Failure to provide such maintenance may result in electricity generation interruptions and, therefore, create significant losses for OGK-5. Timely performance of such maintenance upholds and extends the relevant assets' useful life.

The Board of Directors has approved a detailed mid-term maintenance and replacement program through 2010 on October 10, 2006, summarized in the table below.

RUR mln	2006	2007	2008	2009	2010
Konakovskaya GRES	802	700	300	1,320	1,190
Nevinnomisskaya GRES	211	410	560	710	740
Reftinskaya GRES	1,249	739	2,360	2,050	2,000
Sredneuralskaya GRES	717	300	300	800	1,605
Total	2,979	2,149	3,520	4,880	5,535

IT Platform

Improvement of its IT platform is an important part of OGK-5's strategy. Such improvement includes the following:

- implementation of the automated industrial management system;
- modernization of the monitoring and management systems;
- modernization of the frequency control units; and
- introduction of the simulators with dynamic design and video panels.

New Construction

Given (i) the anticipated shortage of generating facilities in the Central and Urals regions of the Russian Federation in the future, (ii) growing consumption of electricity in these regions, (iii) the New Rules in force

stipulating free market pricing for new generating facilities, and (iv) the necessity to replace existing outdated generating facilities, OGK-5 is currently contemplating three new construction projects as specified below.

Project	Design Capacity
Mozhaysk-Volokolamsk	412 MW
Nevinnomysskaya GRES	410 MW
Sredneuralskaya GRES	420 MW
Total	1,242 MW

Electricity generation is a highly capital-intensive business, typically characterized by long investment and payback cycles. Thus, the future capacity demands of the market and prospects of selling electricity at unregulated prices are of paramount importance when analyzing the feasibility of such projects.

RAO UES anticipates that future consumption and peak demand increases could lead to capacity shortages first and foremost in regions characterized by strong economic and disposable income growth. The Urals and Central regions (prospective locations of new OGK-5 capacity) are those where capacity shortage is predicted to occur soonest.

In recent statements, Mr. Anatoly Chubais, CEO of RAO UES, has announced a plan for investment in power generation and transmission grid assets so as to mitigate the future risk of power shortages. Included in these announcements are statements indicating that the newly constructed generating facilities will sell all generated electricity at free market prices rather than regulated prices (tariffs), which are expected to make the construction of new generating facilities projects economically attractive.

The construction of new generating facilities and connection of such new facilities to the relevant energy system are subject to various technical and legal requirements. For example, any new construction project should undergo a number of obligatory examinations, such as industrial safety features for thermal power plants, safety features of hydro constructions for hydro power plants and safety features for nuclear devices in nuclear power plants, respectively.

OGK-5 plans significant capital expenditures in relation to its construction projects. The capital expenditures on these projects are as follows:

Investment projects	Total anticipated costs, RUR m	Portion of total expenditures			
		2006	2007	2008	2009
Mozhaysk-Volokolamsk CCGT	9,762	~1.5%	~33%	~23%	~29%
Sredneuralskaya CCGT	8,500	~14%	~30%	~39%	~12%
Nevinnomysskaya CCGT	9,750	~9%	~28%	~28%	~22%
Total	28,012				

The expenditure estimates have been reviewed by an international appraiser. However, these investment plans may still be subject to significant amendments or cancelled depending on market circumstances, as well as OGK-5's ability to raise the necessary financing.

The typical expenditure breakdown for new projects is as follows:

Expenditure items	Share of total costs
Research and Development ("R&D")	2-5%
New equipment purchases	40-45%
Building and assembly works, balancing and commissioning	25-35%
Auxiliary equipment and other expenses	15-33%

All of OGK-5's projects are based on modern technology and high-quality imported equipment provided by leading international manufacturers, e.g. GE, Siemens, Alstom, Mitsubishi. The new CCGTs planned for

commissioning will be characterized by very high fuel efficiency relative to most existing Russian generating facilities, giving this new capacity a favorable position in the merit order and ensuring high cashflow generation in the future. The objectives for each project were thoroughly studied by OGK-5 and third-party experts, and capacity and electricity supply volumes for these new generation sites have also been approved by the System Operator.

Mozhaysk-Volokolamsk CCGT

The Mozhaysk-Volokolamsk project consists of the "green field" construction of a modern combined cycle power plant with 412 MW of capacity. The new power plant is planned to be constructed in the Moscow region by April 2010, with the exact location to be chosen between Mozhaysk and Volokolamsk towns in the near future. The plant is expected to supply electricity to the city of Moscow and Moscow region, which are the most dynamic regions in terms of economic growth and volumes of electricity consumption in Russia. The equipment to be installed at Mozhaysk-Volokolamsk power plant will correspond with modern efficiency standards, and is expected to have a low heat rate approximately 227 goe/kWh. The station is tentatively planned to be fueled by commercial gas supplied by NOVATEK.

Sredneuralskaya CCGT

OGK-5 is currently contemplating the construction of a new generating unit at Sredneuralskaya GRES. As mentioned previously, Sredneuralskaya GRES is located in the Urals region, one of the most industrially developed regions of Russia with a high forecasted level of deficit for electric and heat power in the near future. A modern combined cycle generation unit with 420 MW capacity is planned to be launched on the existing Sredneuralskaya GRES site by August 2009. This generation unit will generate both electric and heat power with a heat rate of 215 goe/kWh in condensation mode and 178 goe/kWh of electricity and 146 goe/kCal of heat in co-generation mode. Its location at an existing site will allow for the use of existing infrastructure and will not require any additional construction of electric grids or gas pipelines. OGK-5 is in preliminary talks with ITERA regarding gas supplies for this project.

Nevinnomysskaya CCGT

To replace the outdated generating facilities of Nevinnomysskaya GRES, OGK-5 plans to install a new generating unit at the station's site by May 2010. This new unit will utilize modern combined-cycle technologies with an efficiency ratio of 57 percent or more and a highly competitive heat rate of 220 goe/kWh. Within a year of completion, OGK-5 plans to decommission two of the station's existing units with total capacity of 310MW.

Selected parameters of the new capacity projects are summarized in the table below.

Project	Projected capacity, MW	Projected commissioning Year	Operating mode	Electricity for own use as % of output	Heat output, thousand Gcal
Mozhaysk-Volokolamsk CCGT	412	2010	5,500 hours per year	2.0%	none
Sredneuralskaya CCGT	420	2009	5,500 hours per year	2.5%	1,100
Nevinnomisskaya CCGT	410	2010	5,500 hours per year	2.5%	none

Recent Developments

OGK-5 may complete a public offering of its shares outside the United States between the date hereof and the Reorganization Date, which would then be expected to reduce RAO UES' equity interest in OGK-5 to no less than 75.03% of the issued and outstanding share capital of OGK-5.

Sales

Electricity Power & Generation Capacity

OGK-5's primary type of business is generation and wholesale of electricity. The wholesale electricity market in the Russian Federation is currently being created and is subject to numerous amendments and modifications.

OGK-5 sells electricity within the pricing zones of the European part of the Russian Federation and the Urals. Until the adoption of new amendments to the Resolution of the Government of the Russian Federation "On rules of the wholesale electricity market (capacity) for the transitional period" No. 643 of October 24, 2003, effective as of August 31, 2006, OGK-5 sold the generated electricity within three market segments: the regulated sector, the free-trade sector and the balancing sector. See "Industry Overview — The Wholesale Power Market — Former Wholesale Power Market".

OGK-5's sales of electricity in the first half of the year 2006 were as follows (in million KWh):

Power plant	Sales of electricity, Regulated Segment	Sales of electricity, Free-trade Segment	Sales of electricity, Total
Konakovskaya GRES	2,611.1	865.6	3,476.7
Nevinnomysskaya GRES	2,507.6	588.9	3,096.5
Reftinskaya GRES	7,866.4	1,847.3	9,713.7
Sredneuralskaya GRES	2,456.8	537.4	2,994.2
OGK-5, total	15,441.9	3,839.2	19,281.1

As at August 31, 2006, the government of the Russian Federation adopted the New Rules, which now regulate the wholesale market of electric power and capacity. These New Rules have changed OGK-5's business as a participant of the wholesale market.

According to the New Rules, the different segments of the wholesale electricity (capacity) market were abolished and replaced with the following:

- system of regulated contracts;
- unregulated (free) bilateral agreements;
- "one-day-ahead" market; and
- balancing sector.

See "Legal and Regulatory Matters Applicable to the Gencos".

The most significant portion of the generated electric power of OGK-5 is and will be sold under regulated contracts, which are the agreements with prices (tariffs) and sales volumes established by the regulatory authorities and which are concluded on a take-or-pay basis. According to the New Rules, the volume of OGK-5's generated electricity sold under such agreements should constitute between 95 and 100 percent of its total power output for the year 2006. In 2007 OGK-5's sales volume of generated electricity should be between 90 and 95 percent.

OGK-5 sells a significant portion of its electricity at prices established by the authorities, in other words, tariffs, which are subject to annual revision. The tariffs established for OGK-5's generating facilities for the years 2005 and 2006 are specified below.

Power plant	Electricity tariff, RUR/MWh			Capacity tariff, RUR/MW of installed capacity per month		
	2006	2005	y-o-y	2006	2005	y-o-y
Konakovskaya GRES	444.7	391.1	13.7%	78,383	58,689	33.6%
Nevinnomysskaya GRES	506.9	446.4	13.5%	79,063	69,694	13.4%
Reftinskaya GRES	392.2	349.2*	—	64,194	58,697*	—
Sredneuralskaya GRES	407.3	377.0*	—	56,930	43,520*	—

Source: OGK-5 data

* internal generation tariff set for Sverdlovenergo by respective REC.

Electric power sold by OGK-5 at free-market prices within the "one-day-ahead" market and under unregulated bilateral agreements is currently relatively low, but is expected to increase significantly in the next few years due to the expected gradual liberalization of the Russian electric power supply market.

Heat

Though OGK-5 is a wholesale generating enterprise, it still produces some heat power and sells it to retail customers near the locations of its power plants in accordance with tariffs established by the respective regional power commissions. The results of sales of heat power for the six-month period ended June 30, 2006 are provided below.

Generating facility	Sales of heat power, Gcal
Konakovskaya GRES	153.0
Nevinnomysskaya GRES	997.0
Reftinskaya GRES	264.9
Sredneuralskaya GRES	2,568.0
OGK-5, total	3,982.9

A significant part of the heat power supply market is highly seasonal, i.e. the sales of heat significantly increase during winter months as it is used for heating. The only exception is Nevinnomysskaya GRES, as the heat power produced by this power plant is used by OAO Nevinnomyssk Azot for industrial purposes.

Fuel Supply

The main type of fuel for generation at Konakovskaya GRES, Nevinnomysskaya GRES and Sredneuralskaya GRES is natural gas, while the reserve fuel is oil residue.

Generally, OGK-5 uses 97 percent gas and 3 percent petroleum residue as fuel. The major part of the gas used (from 87 percent up to 92 percent) is limited in volume sold by the tariffs established by the FST, while two other types of gas, which are processed gas and gas acquired from independent suppliers (other than Gazprom), account up to 5 percent each.

Gazprom is the main gas supplier for Konakovskaya GRES and Nevinnomysskaya GRES. Gas for Sredneuralskaya GRES is sourced from ITERA.

Over the last three years the gas limits for supply to OGK-5 by Gazprom at regulated prices have remained unchanged as follows:

	Gas supplier	Gas limits, mln m^3 (2006)
Konakovskaya GRES	OAO Gazprom	1,750
Nevinnomysskaya GRES	OAO Gazprom	1,780
Sredneuralskaya GRES	OAO Itera	2,123*

Source: OGK-5 data.

* transportation limit through Gazprom's pipeline system.

Gas limits cover, on average, approximately 90% of the needs of OGK-5's plants. Whatever deficit remains, OGK-5 attempts to purchase from independent gas suppliers at domestic market prices, which are up to 30% higher than regulated Gazprom tariffs.

Although ITERA is the principal gas supplier of Sredneuralskaya GRES, a significant part of the gas purchased (approximately 37% of total volume) is supplied under prices close to Gazprom's regulated tariffs, with the remaining 63% being purchased by OGK-5 at commercial prices.

	Regulated gas prices for 2006, RUR/thousand m^3
Konakovskaya GRES	1,202
Nevinnomysskaya GRES	1,295
Sredneuralskaya GRES	1,104

Source: OGK-5 data, the FST.

Typically, OGK-5's fuel supply agreements are concluded for the period of one year, starting January 1 and ending December 31 of each year, then being renewed for the next year. The actual amounts of gas consumption by OGK-5 for the period of 2003-2005 and for the first six months of the year 2006 were as follows:

	Gas, mln m^3			
	Six months ended June 30, 2006	2005	2004	2003
Konakovskaya GRES	983	1,830	1,760	1,695
Nevinnomysskaya GRES	1,010	1,850	1,748	1,890
Sredneuralskaya GRES	1,101	2,267	2,004	1,500
Total	3,094	5,947	5,512	5,085

Source: OGK-5 data.

Reftinskaya GRES was specifically designed to use as a fuel for the generation of electricity the mineral coal of Ekibastuzsky basin (Kazakhstan), which is being developed by TOO Bogatyr Access Komyr. As a result, Reftinskaya GRES cannot use coal excavated from other basins and thus cannot change its coal supplier or diversify its fuel base. Bogatyr, a company within the Access-Renova group, is the only possible supplier of coal for Reftinskaya GRES, and OGK-5 is one of the largest customers of Bogatyr.

Currently, the term of the supply contract with Bogatyr is one year, a historical practice introduced by RAO UES. OGK-5 and Bogatyr have negotiated a long-term coal supply contract lasting through 2010, which OGK-5 expects to be entered into shortly. According to negotiated terms of this contract, the contractual prices for supplied coal should be subject to indexation in accordance with inflation rates.

Due to its high price, fuel oil is used by OGK-5 only as reserve fuel in periods of peak load when all other fuel sources have been exhausted. The volumes of fuel oil purchased by OGK-5 in 2003-2005 and in the six months ended June 30, 2006 are summarized in the table below.

	Fuel oil (t)			
	Six months ended June 30, 2006	2005	2004	2003
Konakovskaya GRES	43,961	9,642	21,842	101,125
Nevinnomysskaya GRES	30,393	52,034	51,879	25,891
Sredneuralskaya GRES	33,165	34,132	26,153	50,560
Reftinskaya GRES	14,926	29,910	29,607	36,464
Total	122,445	125,718	129,481	214,040

Source: OGK-5 data.

Management

OGK-5's management bodies are the General Shareholders' Meeting, the Board of Directors, the Management Board and the General Director.

The ultimate decision making body of OGK-5 is the General Shareholders' Meeting. It is followed by the Board of Directors, which is responsible for the general management of OGK-5, including strategy coordination and general supervision. The Management Board and the General Director are responsible for the day-to-day operations of OGK-5. A brief description of each of the General Shareholders' Meeting, the Board of Directors, the Management Board and the General Director is set out below.

RAO UES' representatives at the General Shareholders' Meetings and meetings of the Board of Directors vote on the basis of RAO UES' instructions adopted by the RAO UES Board of Directors. As RAO UES' controlling shareholder is the Russian Federation, the principle items of the agenda of RAO UES' Board of Directors must also be agreed in advance with the Federal Agency for Federal Property Management. In addition, RAO UES is included into a list of special state-owned companies, which the Federal Agency for Federal Property Management should manage in cooperation with the Government. Though there is no strict legal requirement to agree with the Federal Agency for Federal Property Management RAO UES' instructions on the voting of its representatives at OGK-5's General Shareholders' Meetings and the Board of Directors' meetings, should such agreement not be obtained, governmental representatives will unlikely be voting for the abovementioned instructions. As a result, RAO UES' instructions on the voting of its representatives at OGK-5's General Shareholders' Meetings and the Board of Directors' meetings may not be approved and RAO UES' representatives may not receive such instructions. In such case RAO UES' representatives will unlikely vote for the relevant items of the agenda of OGK-5's General Shareholders' Meetings and the Board of Directors' meetings. Accordingly, any prospective principal decision of OGK-5's Board of Directors or the General Shareholders' Meeting should be agreed in advance with RAO UES and approved by the Federal Agency for Federal Property Management and the Russian government.

General Shareholders' Meeting

The General Shareholders' Meeting is OGK-5's supreme governing body. General Shareholders' Meetings are convened by the Board of Directors at least once a year.

Board of Directors

The Board of Directors is responsible for the general management of OGK-5. The Board of Directors organizes and manages operations of OGK-5.

OGK-5's Board of Directors currently consists of the eleven members listed below. All members were elected by the General Shareholders' Meeting on June 24, 2006 and their terms will expire on the date of the next annual General Shareholders' Meeting.

Name	Year of Birth	Position	
Eldar Orudzhev	1975	Chairman of the Board of Directors	2006
Maria Pichugina	1980	Deputy Chairman of the Board of Directors	2006
Mikhail Andronov	1969	Member of the Board of Directors	2006
Dmitry Akhanov	1975	Member of the Board of Directors	2006
Ilias Zagretdinov	1956	Member of the Board of Directors	2006
Anatoly Bushin	1965	Member of the Board of Directors, The General Director	2006
Igor Kozhukhovsky	1956	Member of the Board of Directors	2006
Valery Nepsha	1976	Member of the Board of Directors	2006
Denis Kulikov	1975	Member of the Board of Directors, Independent Director	2006
Evgeny Bykhanov	1968	Member of the Board of Directors	2006
David Hern	1971	Member of the Board of Directors	2006

Mr. Eldar Orudzhev has been the Deputy Managing Director of Business Unit No. 1 of RAO UES since 2005. Mr. Orudzhev graduated from the Law Faculty of the State University of the City of Omsk in 1998. After graduation he worked at the Omsk regional branch of the FSFM and OAO "Gelios-Express" as a lawyer and in OAO "Omsktekhuglerod" as head of legal department. During 2001-2002 Mr. Orudzhev was the senior expert on insolvency proceedings at AK "Sibur". From 2002 to 2005 Mr. Orudzhev acted as a reform manager for RAO UES.

Mrs. Maria Pichugina has been the Deputy Managing Director of Business Unit No. 1 of RAO UES since 2005. Mrs. Pichugina graduated from the State University — the Higher School of Economics in 2003. During 2001-2002 Mrs. Pichugina worked as finance analyst at ZAO "Expertise and Consulting Center Anvalt". In 2002-2004 she held various positions in OAO "Debit and Credit Settlement Center of the Unified Energy System". Since 2004 Mrs. Pichugina has worked on implementing of restructuring projects for RAO UES.

Mr. Mikhail Andronov has been the Financial Director of OOO "Rusenergosbyt" since July 2005. Mr. Andronov graduated from the Moscow Institute for Physics and Technics in 1994. He previously served as a general director of OOO "ESN ENERGO", OAO "Holding Company Kuban Sakhar", joint venture VINORUM S.A. and OAO "Bolid Capital".

Mr. Dmitry Akhanov has been the Head of the Strategy Department of the Reform Management Center of RAO UES since 2002. Mr. Akhanov graduated from the Peoples' Friendship University of the Russian Federation as lawyer and economist. He worked at different positions in "Nika", "Rosprom", "Center Invest MK" companies and representative office of Branah Limited. In 2000-2002 Mr. Akhanov worked in investment bank "NIKoil".

Mr. Ilias Zagretdinov is the Deputy Managing Director of Business Unit No. 1 of RAO UES. Mr. Zagretdinov graduated from the Moscow Energy Institute (Technics University) and the Moscow Management Institute. From September 2001 to June 2004 Mr. Zagretdinov held various offices at the department of general inspection on energy stations and grids operation of RAO UES. Prior to that he was the head of accident rate analysis.

Mr. Anatoly Bushin is the General Director of OGK-5 and the Chairman of the Management Board. He graduated from the Moscow Commercial Institute in 1991, Ryazan State Pedagogic University in 2001 and the Academy of National Economy under the Government of the Russian Federation in 2003. Mr. Bushin has obtained a PhD in economics. Mr. Bushin has been working in the electricity industry from 2000. In 2000 he

was appointed as deputy general director and financial director of OAO "Kostromskaya GRES". In 2003 Mr. Bushin became a general director of OAO "Kostromskaya GRES". He was appointed as the General Director on September 20, 2004. Mr. Bushin has been awarded with acknowledgements from RAO UES and from the Ministry of Energy of the Russian Federation.

Mr. Igor Kozhukhovsky has been the Head of the Economic Policy Department of the Corporate Center of RAO UES for the last five years. Mr. Kozhukhovsky graduated from the Siberian Metallurgy Institute and the post-graduate studies of the State University the Higher School of Economics. Mr. Kozhukhovsky has obtained PhD in economics. He served as head of Coal Industry Department at the Ministry of Economics of the Russian Federation until December 1997 and then Deputy Minister of Fuel and Power Industry of the Russian Federation.

Mr. Valery Nepsha has been the Deputy General Director of Professional Directors' Institute Fund since 2003. Mr. Nepsha graduated from the International Marketing and Management Academy in 1998 and received the master's degree in economics at the State University of the Higher School of Economics. Since 1999 he has worked for RAO UES in the corporate management department. Mr. Nepsha is also a member of boards of directors of a variety of other companies involved in electricity business.

Mr. Denis Kulikov has been the expert of Investors' Rights Protection Association. He graduated from Moscow State Law Academy in 2005. Mr. Kulikov is an independent director in accordance with the FSFM requirements.

Mr. Evgeny Bykhanov has been the Deputy General Director of Professional Directors' Institute Fund from 2003. Mr. Bykhanov graduated from the State Far East Maritime Academy in 1993 and the Far East Economics and Management Academy in 1997. He worked in the corporate management department of RAO UES since 1998. During 2001-2003 Mr. Bykhanov served as a deputy general director of the RAO UES representative office "Vostokenergo" (city of Khabarovsk).

Mr. David Hern is the Managing Director of Halcyon Advisors. Mr. Hern graduated from Harvard University. He became involved in electricity reform in 2000 when he worked to defend the interests of minority shareholders in RAO UES from a proposed disadvantageous reform plan. Mr. Hern joined the Board of Directors of RAO UES in April 2001 and remained on the Board of Directors of RAO UES until June 2003. Mr. Hern serves as Chairman of the RAO UES Board Committee for Strategy and Reform. Mr. Hern has been working primarily in Russia since 1994 with The Boston Consulting Group, Credit Suisse First Boston and Pharos Advisors. Prior to founding Halcyon Advisors, he was a director of the Moscow office of Brunswick Capital Management.

The members of the Board of Directors receive compensations and reimbursements in connection with carrying out of their duties. The General Shareholders' Meeting has adopted an internal regulation on payment of the compensations and reimbursements on June 24, 2006. According to this regulation, the compensations and reimbursements are being paid only to the members of the Board of Directors who are not the General Director or the members of the Management Board. The compensations and reimbursements of the members of the Board of Directors are subject to the approval of the General Shareholders' Meeting.

Management Board

The Management Board is the executive body of OGK-5 with the authority to take decisions, among other things, on the following issues:

- creation of the development plans for OGK-5 and the submission of such plans to the Board of Directors for consideration;
- preparation of OGK-5's business plans, and reports regarding their fulfillment; approval and modification of the OGK-5's cash flows; and
- preparation of the report regarding OGK-5's financial and business activities and the fulfillment of decisions of the Board of Directors and the General Shareholders' Meeting.

The Management Board consists of five members listed below, including the General Director, elected by the Board of Directors.

Name	Year of Birth	Position	Year Appointed
Anatoly Bushin	1965	Chairman of the Management Board, the General Director	2004
Mikhail Krupin	1972	Member of the Management Board, the First Deputy General Director, the Financial Director	2004
Maxim Antipov	1973	Member of the Management Board, the Chief Accountant	2005
Dmitry Vologzhanin	1975	Member of the Management Board, the Deputy General Director, the Commercial Director	2004
Nikolay Grechenkov	1954	Member of the Management Board, the Deputy General Director, the Technical Director	2005

Mr. Mikhail Krupin is the First Deputy General Director, the Financial Director and the member of the Management Board of OGK-5. Mr. Krupin has been working in the electricity industry since 2000 at first as a financial manager at OAO "Kostromskaya GRES" and from 2003 at OAO "Konakovskaya GRES". He graduated from Yaroslavl High Military Financial School in 1994, Yaroslavl State University in 1999 and the Academy of National Economy under the Government of the Russian Federation in 2005. Mr. Krupin has obtained PhD in economics and law. Mr. Krupin has been awarded with an acknowledgement from RAO UESR.

Mr. Maxim Antipov is the chief accountant and the member of the Management Board of OGK-5. Mr. Antipov graduated from the Yaroslavl High Military Financial School in 1994 and the MBA-Finance program of the Financial Academy under the Government in 2006. He has also studied at post-graduate courses at Ivanov Energy University. From 2001 to 2005 Mr. Antipov served as an accountant at OAO "Kostromskaya GRES".

Mr. Dmitry Vologzhanin is the Deputy General Director — Commercial Director and the member of the Management Board. Mr. Vologzhanin has been working in the electricity industry from 2000 at first at OAO "Kostromskaya GRES" and starting from 2003 at OAO "Konakovskaya GRES". He graduated from two faculties of Ryazan State Radiotechnic Academy in 1997 and in 2001, and the Academy of National Economy under the Government of the Russian Federation in 2004.

Mr. Nikolay Grechenkov is the Deputy General Director — Technical Director and a member of the Management Board. Mr. Grechenkov has been working in the electricity industry from 1977 including as a general director of OAO "Gusinoozerskaya GRES", when he graduated from Moscow Energy Institute. Mr. Grechenkov was awarded certificates of honor by the Ministry of Energy of the Russian Federation and by RAO UESR in 2000 and 2002 respectively.

The senior managers of OGK-5 may be entitled to bonuses on the basis of key performance indicators.

Employees

OGK-5 employs over 4,000 people. Its personnel structure as at December 31, 2005 is provided in the table below.

	Workers	Engineering staff	Managers	Total
Central Office	13	78	26	117
Konakovskaya GRES	591	231	176	998
Nevinnomysskaya GRES	419	126	126	671
Reftinskaya GRES	1,107	261	168	1,536
Sredneuralskaya GRES	498	177	127	802
Total	2,628	873	623	4,124

The majority of OGK-5's employees are highly experienced and have worked in the electricity industry for over 20 years.

Each of the OGK-5's five branches has entered into a collective agreement with its employees, under which salaries are to be indexed in line with the consumer price index on a quarterly basis.

Insurance

As a part of its insurance policy, OGK-5 has entered into a number of insurance contracts with the leading Russian insurers, including Rosno, Energogarant, Leader and Ingosstrakh. OGK-5 chooses different insurers for different types of insurance contracts to obtain secure risk coverage and to benefit from the most appropriate insurance tariffs.

The property insurance program of OGK-5 covers various risks, primarily risks of loss and damage of OGK-5's property. OGK-5 has obtained property insurance in relation to all of its generating facilities with total insured value of RUR 23.4 billion (approximately USD 873.7 million) with a single event unconditional deductible of RUR 100,000 (or 5 percent of insurance indemnity payable) for each insured facility.

Since OGK-5 operates hazardous industrial equipment related to the electricity industry, which might cause damage to third parties, it is obliged to conclude agreements on insuring civil liability of operators of hazardous industrial objects. Such specific risks are considered to be relevant to operations of OGK-5. OGK-5 uses the services of relevant divisions of Rosno Insurance Company, one of the leading Russian insurance companies in this area.

OGK-5 has also obtained life and medical insurance for its employees. OGK-5 insures its personnel against accidents due to the fact that industrial activities in which OGK-5's personnel is engaged are considered to be dangerous. Employees of some of OGK-5's branches have also been provided with voluntary medical insurance.

Litigation

OGK-5 has been and continues to be the subject of legal proceedings and adjudications from time to time, as well as regulatory and administrative investigations, enquiries and actions regarding tax, labor and other matters. These litigation and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines. OGK-5 is not the subject of, nor aware of, any pending legal or regulatory action which, in the opinion of their management, individually or in aggregate, could have a material adverse effect on OGK-5, its results of operations or its financial condition. However, due to uncertainties in the legal and regulatory process, there can be no assurance that any such actions will not have a material adverse effect on OGK-5 in the future, or that OGK-5 will not become subject to proceedings or adjudications in the future that could have a material adverse effect on OGK-5, its results of operations or its financial condition. See "Risk Factors — Risks Relating to the Russian Federation — Legal Risks and Uncertainties — Weaknesses relating to the legal system and legislation create an uncertain

environment for investment and business activity" and "Risk Factors — Risks Relating to the Russian Federation — Legal Risks and Uncertainties — Findings of failure to comply with existing laws or regulations or the directives of government inspections, or the increased governmental regulation of the Gencos' operations, could result in substantial additional compliance costs or various sanctions which could materially adversely affect the Gencos' businesses, financial condition, results of operations and future prospects".

TGK-5

Capital Structure

As of the date herein TGK-5's capital stock is comprised of 900,519,628,026 ordinary shares, each with a par value of RUR 0.01, all of which are fully paid, issued and outstanding. No preferred shares are authorized or outstanding. As of the date hereof, 64.83% of the share capital in TGK-5 is owned by RAO UES.

Each TGK-5 Share has, and after the Spin-offs will have, the right to one vote at meetings of shareholders of TGK-5. In order to avoid the creation of fractional shares upon the conversion of Holdco Shares into Genco Shares in the Spin-offs, TGK-5 may issue a small number of additional shares (up to 0.0001% of the total share capital of TGK-5) to be distributed on the Reorganization Date directly to certain holders of RAO UES Shares, including the Depositaries, if applicable. Until the date of registration with the FSFM of a placement report with respect to such additional shares (which is not expected to occur until approximately 35 calendar days after the Reorganization Date), the newly-issued TGK-5 Shares distributed to holders of RAO UES Shares may not be sold or otherwise transferred by their holders. See "— Capital Structure of each Genco".

Business

TGK-5 is one of fourteen territorial generating companies established during the course of the RAO UES Group restructuring. See "The Spin-offs". TGK-5's principal activities include the following:

- generation and sale of electricity; and
- generation and sale of heat power.

TGK-5 is headquartered in Moscow and has eleven electric and thermal energy generating facilities located in four neighboring regions of Russia (Chuvashskaya Republic, Udmurtskaya Republic, Mariy El Republic and Kirov Region). Its installed generation capacity amounts to 2.467 MW, which accounts for approximately 1.7 percent of installed thermal capacity in Russia. In 2005, production of electricity constituted 1.1 percent of the total electricity production in Russia. The following table contains information about the generating facilities of TGK-5:

Name	Location	Electrical capacity, MW	Thermal capacity, Gcalh	Primary Fuel
Kirovskaya TES-1	Kirov Region	10.3	88	Natural gas
Kirovskaya TES-3	Kirov Region	160	813	Natural gas
Kirovskaya TES-4	Kirov Region	320	1,378	Natural gas
Kirovskaya TES-5	Kirov Region	450	1,090	Natural gas
Cheboksarskaya TES-1	Chuvashskaya Republic	12	251	Natural gas
Cheboksarskaya TES-2	Chuvashskaya Republic	460	1,329	Natural gas
Novocheboksarskaya TES-3	Chuvashskaya Republic	380	1,057	Natural gas
Yoshkar-Olinskaya TES-2	Mariy El Republic	195	660	Natural gas
Izhevskaya TES-1	Udmurtskaya Republic	78	615	Natural gas
Izhevskaya TES-2	Udmurtskaya Republic	390	1,474	Natural gas
Sarapulskaya TES	Udmurtskaya Republic	12	285	Natural gas

Operations

TGK-5's business involves the following two types of operations:

- generation and wholesale of electricity; and
- generation and sale of heat.

TGK-5 started its operations from July 1, 2005.

History

Based on the Resolution of the Board of Directors of RAO UES dated December 24, 2004, the Chairman of the Management Board of RAO UES signed a resolution on March 21, 2005 to establish TGK-5 with the share capital of RUR 10 mln to be paid in cash by RAO UES within one month after the state registration of TGK-5. On March 22, 2005, TGK-5 was registered in the USRLE.

In June 2005, TGK-5 entered into lease agreements with RAO UES affiliates created in the course of the power sector restructuring: OAO Chuvashskaya Generation Company, OAO Udmurtskaya Territorial Generation Company, OAO Mariyskaya Regional Generation Company and OAO Vyatskaya Electric and Thermal Company. Utilizing generation facilities leased from these companies, TGK-5 started its operations from July 1, 2005.

Shares in a Russian joint-stock company which have not been paid for by the founders within a certain period of time may be sold or otherwise disposed of by the company. Within the one-month deadline for the payment of the share capital, RAO UES paid only 63% of the TGK-5 share capital and, thus, the remaining unpaid 37% of the TGK-5 Shares were transferred to TGK-5 as treasury shares. According to the resolution of the Board of Directors of TGK-5, these TGK-5 Shares were offered to shareholders of record as of October 1, 2005 of OAO Udmurtskaya Territorial Generation Company, OAO Mariyskaya Regional Generation Company and OAO Vyatskaya Electric and Thermal Company. As a result, in December 2005, TGK-5 sold 21% of its TGK-5 Shares to Wilmington Investments Limited for RUR 2.1 mln, 12.2% of its TGK-5 Shares to Basly Management Limited for RUR 1.2 mln and the remaining 3.8% of its TGK-5 Shares to other minority shareholders.

In December 2005, TGK-5, OAO Chuvashskaya Generation Company, OAO Udmurtskaya Territorial Generation Company, OAO Mariyskaya Regional Generation Company and OAO Vyatskaya Electric and Thermal Company approved the merger of these companies with and into TGK-5. The merger was registered in the USRLE, and took effect, on March 31, 2006. On that date, OAO Chuvashskaya Generation Company, OAO Udmurtskaya Territorial Generation Company, OAO Mariyskaya Regional Generation Company and OAO Vyatskaya Electric and Thermal Company ceased to exist and their shares were converted into newly issued TGK-5 Shares.

Health, Safety and the Environment

TGK-5 strives to conduct its operations consistent with the environmental policies established for the RAO UES Group and, after the Spin-offs, will continue such efforts, consistent with its overall strategy.

Organizational structure

TGK-5 has four regional branches, with each branch controlling several electric and thermal energy generating facilities in a certain region, and four regional repair and service subsidiaries. TGK-5's central office is located in Moscow and performs management functions. TGK-5's senior management, including its General Director, is located at the Central Office, and meetings of TGK-5's Management Board, the Board of Directors and the General Shareholders' Meeting of TGK-5 are usually conducted at the Central Office.

The following table shows the names and the addresses of, and the power plants controlled by, the branches of TGK-5 as at September 30, 2006.

Branch	Registered office	Electric and Thermal Energy Plants
Kirovskiy branch	21 Vodoprovodnaya St., Kirov, Kirov Region, 610002, Russian Federation	Kirovskaya TES-1 Kirovskaya TES-3 Kirovskaya TES-4 Kirovskaya TES-5
Chuvashskiy branch	4/4 I.Yakovlev Prospekt, Cheboksary, Chuvashskaya Republic, 428029, Russian Federation	Cheboksarskaya TES-1 Cheboksarskaya TES-2 Novocheboksarskaya TES-3
Mariyskiy branch	47 Krylova St., Yoshkar-Ola, Mariy El Republic, 424000, Russian Federation	Yoshkar-Olinskaya TES-2
Udmurtskiy branch	30 Sovetskaya St., Izhevsk, Udmurtskaya Republic, 426004, Russian Federation	Izhevskaya TES-1 Izhevskaya TES-2 Sarapulskaya TES

The following table shows the names, the nature of business and the addresses of the registered offices as at September 30, 2006 of the entities which are significant subsidiaries of TGK-5. The percentage ownership as at September 30, 2006 refers to the percentage ownership, direct or indirect, of these companies by TGK-5.

Subsidiary	Nature of business	Percentage ownership as at September 30, 2006	Registered office
OAO Kirovenergoremont	Repair of energy equipment	100%	27 Lepse St., Kirov, Russian Federation
OAO Kirovenergospetsremont	Construction and repair of energy equipment	100%	49 Luganskaya St., Kirov, Russian Federation
OAO Chuvashenergoremont	Repair of energy equipment	100%-1 share	38 Energetikov St., Cheboksary, Chuvashskaya Republic, 428008, Russian Federation
OAO Marienergoremont	Repair of energy equipment	100%	47 Krylov St., Yoshkar-Ola, Mariy El Republic, 424000, Russian Federation

Strategy

TGK-5's development strategy is aimed at maximizing capitalization and maintaining TGK-5's competitiveness in the long term by timely upgrading of generating equipment and ensuring reliable power supply to customers.

Priority areas in the development of TGK-5 as a supplier of thermal energy include:

- Strengthening market position by controlling the transportation of thermal energy and reducing demand uncertainty among industrial users of thermal energy by signing long term contracts with customers;

- Improving competitiveness by optimizing the distribution of work at branch points between TGK-5 power plants, bringing an end to TGK-5 subsidizing inefficient sources of thermal energy, transport companies and utilities, managing cross-subsidization between thermal and electric energy, lowering generating and transport costs, phasing out inefficient operations and analyzing customer needs; and

- Improving market efficiency by closing down inefficient boiler installations, acquiring efficient boiler installations, attracting industrial users and managing natural growth in thermal energy consumption at branch points by lobbying for modern new thermal energy projects, implementing investment projects.

Priority areas in the development of TGK-5 as a supplier of electric energy include:

- Building a strong market position (more stable sales, lower risks and discounts) by reducing demand uncertainty among industrial users of electric energy by signing long term contracts with business customers, and signing long term regulated and free price contracts in the wholesale electric energy and capacity market;
- Improving the competitiveness of electric energy and capacity by lowering the cost of supplying electric energy and capacity as a result of lower variable (fuel) costs and fixed costs, and developing and implementing investment projects;
- Improving market efficiency by increasing generating capacity and increasing the load ratio of installed capacity as a result of improving the effectiveness of plant in carrying greater loads (faster repairs, less unscheduled maintenance and repairs, reduced restrictions on capacity), developing co-generation by increasing base heating load and pursuing opportunities in the capacity market and system services.

It is expected that, following the Spin-offs, TGK-5 will continue this strategy, which is described in more detail below. This strategy, if implemented, will require significant capital expenditures.

In addition to using the existing assets of TGK-5 in a more effective way, TGK-5 will seek new targets for acquisition in Russia, including those in related industries. See "Risk Factors — Risks Relating to the Gencos' Businesses and Industry — The Gencos' development strategies may not succeed."

Investment Projects

The investment projects currently considered by TGK-5 include the construction of new capacity, improvements of efficiency and reliability of existing power, plant and major maintenance and replacement and including:

- modernization of Kirovskaya TES-1 with installation of a combined-cycle plant with total capacity of 72 MW;
- modernization of Kirovskaya TES-3 with installation of a combined-cycle plant with total capacity of 140 MW; and
- modernization of Izhevskaya TES-1 with installation of a combined-cycle plant with total capacity of 164 MW.

The total expected capital expenditures on the above investment projects are specified in the table below.

Investment projects	Total anticipated costs, RUR mln
Kirovskaya TES-1	1,800
Kirovskaya TES-3	3,592
Izhevskaya TES-1	3,808
Total	9,200

However, most of these plans may still be subject to significant amendments or may be cancelled, depending on market circumstances as well as the Gencos' ability to raise the necessary finance.

Recent developments

As part of its strategy to dispose of non-core operations, TGK-5 announced an auction for the sale of 100% of the issued and outstanding share capital of its subsidiary, OAO Marienergoremont, a repair services company. Currently, it is contemplated that the auction will take place on or around November 6, 2006.

TGK-5 may complete an offering of its shares between the date hereof and its Reorganization Date, which would then be expected to reduce RAO UES' equity interest in TGK-5 to no less than 47.45% of the issued and outstanding share capital of TGK-5. There can be no assurance that this offering will be completed, or on what terms. See "Summary — RAO UES' Ownership of the Gencos".

Sales

Electricity Power & Generation Capacity

The generation and wholesale of electricity is one of TGK-5's main types of business.

TGK-5 started its electricity wholesale business from July 1, 2005. TGK-5 sells electricity within the first pricing zone (the European part of the Russian Federation and the Urals). In 2005, power plants which form TGK-5 produced 10,181 million kWh. In the first half of 2006, TGK-5 produced 5,713.2 million kWh.

TGK-5 sells a significant portion of its electricity at prices established by the authorities, i.e. tariffs, which are subject to annual revision. The tariffs established for TGK-5's generating facilities for the years 2005 and 2006 are set forth below.

Power plant	2006		2005	
	Electricity tariff, RUR per MWh	Heat tariff, RUR per Gcal	Electricity tariff, RUR per MWh	Heat tariff, RUR per Gcal
Kirovskiy branch:	655.4	268.8	635.6	246.2
Kirovskaya TES-1				
Kirovskaya TES-3				
Kirovskaya TES-4				
Kirovskaya TES-5				
Chuvashskiy branch:	762.2	285.9	671.9	253.7
Cheboksarskaya TES-1				
Cheboksarskaya TES-2				
Novocheboksarskaya TES-3				
Mariyskiy branch:	504.3	301.2	466.6	285.4
Yoshkar-Olinskaya TES-2				
Udmurtskiy branch:	493.2	226.0	431.9	206.4
Izhevskaya TES-1				
Izhevskaya TES-2				
Sarapulskaya TES				

Electric power sold by TGK-5 at free-market prices within the "one-day-ahead" market and under unregulated bilateral agreements is currently relatively low, but is expected to increase significantly in the next few years due to continuing liberalization of the Russian electric power supply market.

Heat

TGK-5 produces thermal energy and sells it to energy sales companies as well as to retail customers near the locations of TGK-5's power plants in accordance with tariffs established by the respective regional power commissions and specified above. In the first half of 2006, TGK-5 sold 10 million Gcal of thermal energy.

Fuel Supply

TGK-5 uses as fuel approximately 94 percent gas, 3.5 percent coal, 2.6 percent peat and less than 1 percent of petroleum residue. The main gas suppliers of TGK-5 for the first six months of 2006 were Kirovregiongaz, Gazinvest, Mariyskregiongaz, Udmurtregiongaz and Chuvashregiongaz.

Management

The ultimate decision making body of TGK-5 is the General Shareholders' Meeting. It is followed by the Board of Directors, which is responsible for the general management of TGK-5, including strategy coordination and general supervision. The Management Board and the General Director are responsible for the day-to-day operations of TGK-5. A brief description of each of the General Shareholders' Meeting, the Board of Directors, the Management Board and the General Director is set out below.

RAO UES' representatives at the General Shareholders' Meetings and meetings of the Board of Directors vote on the basis of RAO UES' instructions adopted by RAO UES' Board of Directors. As RAO UES' controlling shareholder is the Russian Federation, the principle items of the agenda of RAO UES' Board of Directors must also be agreed in advance with the Federal Agency for Federal Property Management. In addition, RAO UES is included into a list of special state-owned companies, which the Federal Agency for Federal Property Management should manage in cooperation with the Government. Though there is no strict legal requirement to agree with the Federal Agency for Federal Property Management RAO UES' instructions on the voting of its representatives at TGK-5's General Shareholders' Meetings and the Board of Directors' meetings, should such agreement not be obtained, governmental representatives will unlikely be voting for the abovementioned instructions. As a result, RAO UES' instructions on the voting of its representatives at TGK-5's General Shareholders' Meetings and the Board of Directors' meetings may not be approved and RAO UES' representatives may not receive such instructions. In such case RAO UES' representatives will unlikely vote for the relevant items of the agenda of TGK-5's General Shareholders' Meetings and the Board of Directors' meetings. Accordingly, any prospective principal decision of TGK-5's Board of Directors or the General Shareholders' Meeting should be agreed in advance with RAO UES and approved by the Federal Agency for Federal Property Management and the Russian government.

Board of Directors

The Board of Directors are, and following the Spin-offs will be, responsible for general management matters, with the exception of those matters that are designated by law and the TGK-5 charter as being the exclusive responsibility of the shareholders' meeting.

The Board of Directors of TGK-5 is and following the Spin-offs is expected to be composed of eleven members elected by cumulative voting.

The table below shows the current members of the Board of Directors of TGK-5. The Board of Directors was elected by the Annual General Meeting of shareholders of TGK-5 on June 9, 2006, until the next annual general meeting of TGK-5.

Name	Year of Birth	Position	
Vladimir Kolushov	1979	Chairman of the Board of Directors	2006
Mikhail Slobodin	1972	Deputy Chairman of the Board of Directors	2006
Albert Bikmurzin	1977	Member of the Board of Directors	2006
Evgeniy Bykhanov	1968	Member of the Board of Directors, Independent Director	2006
Alexei Gluschenko	1974	Member of the Board of Directors	2006
Vladimir Lebedev	1962	Member of the Board of Directors, The General Director	2006
Elena Medvedeva	1958	Member of the Board of Directors	2006
Valery Nepsha	1976	Member of the Board of Directors, Independent Director	2006
Ivan Poyarkov	1976	Member of the Board of Directors, Independent Director	2006
Eduard Smelov	1972	Member of the Board of Directors	2006
Sergey Vasiliev	1975	Member of the Board of Directors	2006

Mr. Vladimir Kolushov has been the Executive Director of Business Unit No. 1 of RAO UES since 2001.

Mikhail Slobodin has been the General Director of ZAO Komplexnye Energeticheskiye Sistemy since 2004.

Albert Bikmurzin has been the Head of the Corporate Policy Department of Business Unit No. 1 of RAO UES since 2006.

Evgeniy Bykhanov has been has been the Deputy General Director of the Professional Directors' Institute Fund since 2003.

Alexei Gluschenko has been the Deputy General Director of ZAO Komplexnye Energeticheskiye Sistemy since 2002.

Vladimir Lebedev has been the General Director of TGK-5 since 2005.

Elena Medvedeva has been the Head of the Regulatory Support Department of the Reform Management Center of RAO UES since 2004.

Valery Nepsha has been the Deputy General Director of the Professional Directors' Institute Fund since 2003.

Ivan Poyarkov has been the Advisor of the Professional Directors' Institute Fund since 2005.

Eduard Smelov has been the General Director of ZAO Federal Sale Center since 2005.

Sergey Vasiliev has been the Head of the Legal Department of the Corporate Center of RAO UES since 2004.

Management Board

The Management Board of TGK-5 is, and following the Spin-offs will be, the collective executive body which is appointed by the Board of Directors of TGK-5. Members of the Management Board are appointed until their resignation or dismissal. Members of the Management Board are responsible for TGK-5's day-to-day management and administration. The Chairman of the Management Board represents the company and acts as its Chief Executive Officer (General Director).

The Management Board of TGK-5 consists of eleven members listed below elected by the Board of Directors, including the General Director of TGK-5.

Name	Year of Birth	Position
Vladimir Lebedev	1962	Chairman of the Management Board of TGK-5, General Director of TGK-5, Member of the Board of Directors of TGK-5
Evgeniy Glinchak	1973	Member of the Management Board of TGK-5, Deputy General Director for Economics and Finance of TGK-5
Yuri Zykin	1953	Member of the Management Board of TGK-5, Deputy General Director for Technical Policy of TGK-5
Denis Kovalevich	1979	Member of the Management Board of TGK-5, Deputy General Director for Strategy, Investments and Business Development of TGK-5
Vyacheslav Torsunov	1968	Member of the Management Board of TGK-5, Deputy General Director for Interregional Policy of TGK-5
Anna Sharafieva	1978	Member of the Management Board of TGK-5, Deputy General Director for Legal Matters and Corporate Governance of TGK-5
Yuri Shevchenko	1962	Member of the Management Board of TGK-5, Deputy General Director for Energy Sales of TGK-5
Mikhail Sandalov	1970	Member of the Management Board of TGK-5, Director of Kirovskiy branch of TGK-5
Alexei Zhuravlev	1974	Member of the Management Board of TGK-5, Director of Chuvashskiy branch of TGK-5

Name	Year of Birth	Position
Sergey Ozerov	1955	Member of the Management Board of TGK-5, Director of Mariyskiy branch of TGK-5
Nikolay Skvortsov	1948	Member of the Management Board of TGK-5, Director of Udmurtskiy branch of TGK-5

Employees

As of August 2006 TGK-5 together with its subsidiaries employed approximately 5,000 people. Immediately following the Spin-off, the number of employees of TGK-5 is not expected to change substantially.

TGK-5 and its subsidiaries have not to date experienced any strikes, work stoppages, labor disputes or actions that have had a material effect on the operations of the business of TGK-5 and it believes it has a good relationship with its employees.

Insurance

As a part of its insurance policy, TGK-5 has entered into a number of insurance contracts with the leading Russian insurers, including Rosno, Leader and Alpha-Strakhovaniye. TGK-5 chooses different insurers for different types of insurance contracts to obtain secure risk coverage and to benefit from the most appropriate insurance tariffs.

The property insurance program of TGK-5 covers various risks, primarily risks of loss and damage of TGK-5's property. TGK-5 has obtained property insurance in relation to all of its generating facilities with total insured value of RUR 900 billion (approximately USD 414.5 million).

Since TGK-5 operates hazardous industrial equipment related to the electricity industry, which might cause damage to third parties, it is obliged to conclude agreements on insuring civil liability of operators of hazardous industrial objects. Such specific risks are considered to be relevant to operations of TGK-5. TGK-5 uses the services of relevant divisions of Alpha-Strakhovaniye, one of the leading Russian insurance companies in this area.

TGK-5 has also obtained life and medical insurance for its employees. TGK-5 insures its personnel against accidents due to the fact that industrial activities in which TGK-5's personnel is engaged are considered to be dangerous. Employees of some of TGK-5's branches have also been provided with voluntary medical insurance.

Litigation

TGK-5 has been and continues to be the subject of legal proceedings and adjudications from time to time, as well as regulatory and administrative investigations, enquiries and actions regarding tax, labor and other matters. These litigation and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines. TGK-5 is not the subject of, nor aware of, any pending legal or regulatory action which, in the opinion of their management, individually or in aggregate, could have a material adverse effect on TGK-5, its results of operations or its financial condition. However, due to uncertainties in the legal and regulatory process, there can be no assurance that any such actions will not have a material adverse effect on TGK-5 in the future, or that TGK-5 will not become subject to proceedings or adjudications in the future that could have a material adverse effect on TGK-5, its results of operations or its financial condition. See "Risk Factors — Risks Relating to the Russian Federation — Legal Risks and Uncertainties — Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity" and "Risk Factors — Risks Relating to the Russian Federation — Legal Risks and Uncertainties — Findings of failure to comply with existing laws or regulations or the directives of government inspections, or the increased governmental regulation of the Gencos' operations, could result in substantial additional compliance costs or various sanctions which could materially adversely affect the Gencos' businesses, financial condition, results of operations and future prospects".

THE REGULATION S GDR FACILITIES

It is currently expected that each Genco, subject to receipt of approval by the FSFM, and in the case of TGK-5 to listing on a Russian stock exchange, will establish a Regulation S GDR Facility and, thus, will enter into a deposit agreement with the depositary appointed in connection with such facility. See "Risk Factors — Risks Relating to the Genco Shares, the Genco GDSs and the Trading Market — There can be no assurance that the sale of the Genco Shares by the Depositaries will be successful, that any net proceeds will be delivered to the relevant RAO UES DS holders or that, if net proceeds are delivered, that the amount thereof will reflect the market value of those Genco Shares; the Gencos may not obtain approval from the FSFM for the placement of the Genco Shares outside the Russian Federation; the Regulation S GDR Facilities may not be established; and absent an available exemption from registration or public offer requirements under applicable law, it may not be possible to distribute the Genco Shares to RAO UES shareholders and RAO UES DS holders residing outside the Russian Federation."

GDSs in a Regulation S GDR Facility are acquired outside the United States and are deposited outside the United States. Global depositary shares are usually issued by a depositary and the underlying shares are deposited with the depositary's foreign correspondent, the custodian. Holders of global depositary shares can exchange their global depositary shares for the underlying shares at any time and additional shares, subject to limitations of applicable law, may be deposited against issuance of additional global depositary shares. A global depositary share may represent one or more shares of the issuer or less than one share. Russian law currently stipulates that no more than 35% of any class of a company's issued and outstanding shares may be held in the form of depositary shares, whether those are in the form of American depositary shares or global depositary shares. See "Risk Factors — Risks Relating to the Genco Shares, the Genco GDSs and the Trading Market — There can be no assurance that the sale of the Genco Shares by the Depositaries will be successful, that any net proceeds will be delivered to the relevant RAO UES DS holders or that, if net proceeds are delivered, that the amount thereof will reflect the market value of those Genco Shares; the Gencos may not obtain approval from the FSFM for the placement of the Genco Shares outside the Russian Federation; the Regulation S GDR Facilities may not be established; and absent an available exemption from registration or public offer requirements under applicable law, it may not be possible to distribute the Genco Shares to RAO UES shareholders and RAO UES DS holders residing outside the Russian Federation."

Under Russian law, a depositary may be considered the owner of the shares underlying the depositary shares, and as such, may be subject to the mandatory public tender offer rules. As a result, a limit of 29.99% will be established in respect of the number of Genco Shares in the Regulation S GDR Facility and/or any other depositary receipt program maintained with respect to the Genco Shares. See "Risk Factors — Following the Spin-offs, RAO UES DS holders may not be able to deposit Genco Shares in the relevant depositary receipt program in order to receive Genco GDSs."

GDSs are evidenced by certificates that are commonly known as "Global Depositary Receipts" or "GDRs". Regulation S GDSs are not registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction of the United States. The offer, sale, pledge or other transfer of the Regulation S GDSs is subject to certain conditions and restrictions. Generally copies of the deposit agreement entered into in connection with a Regulation S GDR facility are available for inspection by any holder of the GDSs at the principal offices of the depositary during business hours.

Shares deposited in connection with a Regulation S GDR facility are usually registered on the share register maintained by the share registrar of the issuer in the name of the depositary, or its nominee, or of the custodian, or its nominee.

If a Regulation S GDR facility with respect to the shares of either Genco is not established within 90 calendar days of the applicable Reorganization Date or if FSFM approval is not obtained for such facility, each Non-U.S. Holder of RAO UES DSs who held RAO UES DSs as at the Reorganization Date will be asked to provide instructions regarding its Russian securities account to the relevant Depositary. If such an account is provided, such holders will be entitled to receive, as soon as reasonably practicable, the relevant Genco Shares corresponding to the number of GDSs they would have received had a Regulation S GDR facility been set up. If no Russian securities account is provided to the relevant Depositary, then such holders will (a) become

entitled to receive, as soon as reasonably practicable, the net cash proceeds from the sale of the Genco Shares they would have received had they supplied a Russian securities account to the Depositary and (b) continue to own the same number of RAO UES GDSs after the Spin-offs as before. See "The Spin-offs — Description of the Spin-offs".

DIVIDEND POLICY

RAO UES Dividends

The Joint Stock Companies Law and RAO UES' and the Gencos' charters govern the procedure for declaring and paying dividends that a company may distribute to its shareholders. According to the Joint Stock Companies Law and the Gencos' charters, dividends may be paid on a quarterly, semi-annual or annual basis. RAO UES' charter allows dividends to be paid only annually. Dividends may be paid out of the net profit of the Gencos. RAO UES may pay dividends out of the net profit of RAO UES for the current year. A company's net profit is calculated according to RAS.

The amount of dividends is approved by a majority vote at a shareholders' meeting in an amount not to exceed the recommendation of the company's Board of Director. In accordance with RAO UES' charter, each RAO UES Preferred Share carries the right to receive annual dividends in the amount of (a) 10% of RAO UES' net profit based on year-end results divided by the number of RAO UES Shares representing 25% of RAO UES' issued and outstanding share capital; or (b) the amount of dividends paid on RAO UES Ordinary Shares based on year-end results, whichever is greater. Accordingly, RAO UES cannot pay dividends on RAO UES Ordinary Shares for a given year unless it pays dividends on RAO UES Preferred Shares for that year. In addition to the vote on the Spin-offs, RAO UES shareholders will be asked at the EGM to vote on amendments to RAO UES' charter with respect to the dividends to be paid on RAO UES Preferred Shares. If such amendments are approved at the EGM, each RAO UES Preferred Share will be converted into a RAO UES preferred share with the right to receive annual dividends in the amount of (a) 10% of RAO UES' net profit (excluding the financial effect resulting from any revaluation of financial investments for the reporting year) based on year-end results divided by the number of RAO UES Shares representing 25% of RAO UES' issued and outstanding share capital; or (b) the amount of dividends paid on RAO UES Ordinary Shares based on year-end results, whichever is greater. Approval of these amendments requires the affirmative vote of (a) at least 75% of the RAO UES Ordinary Shares represented at the EGM and (b) at least 75% of all RAO UES Preferred Shares. See "Description of RAO UES and Gencos Capital Stock — Dividends and dividend rights".

Any dividends with respect to RAO UES Shares held in the form of RAO UES DSs are declared and paid to the respective custodians for the relevant Depositaries in rubles. The Depositaries then convert such dividends into U.S. dollars and distribute them to holders of the RAO UES DSs, net of the Depositaries' fees and expenses. Accordingly, the value of dividends received by holders of the RAO UES DSs is subject to fluctuations in the exchange rate between the ruble and the U.S. dollar and to reduction due to the deduction of the Depositaries' fees and expenses.

The principles of dividend payment by the RAO UES Group are not expected to be materially affected by the Spin-offs, given that the Gencos' profits at present do not form a substantial part of the RAO UES Group's profits, and the Spin-offs are not expected to have a significant effect on the amount of the RAO UES Group's dividends paid historically.

At the annual general meeting of RAO UES shareholders held on June 28, 2006, RAO UES shareholders approved the payment of a dividend for 2005 of RUR 0.0574 per RAO UES Ordinary Share and RUR 0.1939 per RAO UES Preferred Share.

Gencos Dividends

OGK-5 paid a dividend of RUR 0.0066069 per share for 2005 and has declared, but not yet paid, a dividend of RUR 0.01047183 per share for the 6 months ending June 30, 2006.

TGK-5, since its establishment on March 22, 2005, has not yet approved or paid dividends to its shareholders.

DESCRIPTION OF RAO UES AND GENCOS CAPITAL STOCK

General

The share capital of RAO UES consists of 41,041,753,984 RAO UES Ordinary Shares and 2,075,149,384 RAO UES Preferred Shares, each with a par value of 0.50 ruble, all of which are fully paid and issued and outstanding. RAO UES is authorized under its charter to issue 6,467,535,504 additional RAO UES Ordinary Shares.

The share capital of OGK-5 consists of 30,271,685,504 ordinary shares, each with a par value of 1.00 ruble, all of which are fully paid and issued and outstanding.

The share capital of TGK-5 consists of 900,519,628,026 ordinary shares, each with a par value of 0.01 ruble, all of which are fully paid and issued and outstanding. The TGK-5 charter does not provide for any additionally authorized ordinary shares.

Rights attaching to ordinary shares of RAO UES and the Gencos

Each fully paid ordinary share of any of RAO UES and the Gencos, except for treasury shares, entitles its holder to (1) freely transfer the shares without the consent of the other shareholders; (2) participate in shareholders' meetings and vote on all issues voted upon at shareholders' meetings, including election of the members to the Board of Directors, the Audit Commission (or Internal Auditor, as applicable) and, in the case of RAO UES, the Chairman of the Management Board; (3) receive dividends; (4) receive information about the company's activities and review the company's documents in accordance with its charter and Russian law; (5) pre-emptive rights to acquire additionally issued ordinary shares on a pro rata basis in the cases set forth in the Joint Stock Companies Law; (6) demand that the company repurchase some or all of the holder's shares if the holder votes against, or does not participate in voting on, certain decisions enumerated in the Joint Stock Companies Law; (7) in the event of the liquidation of the company, receive a pro rata share of the assets remaining after settlement with the company's creditors; and (8) exercise other rights set forth in its charter and Russian law.

Rights attaching to the RAO UES Preferred Shares

In accordance with the Joint Stock Companies Law and RAO UES' charter, each fully paid RAO UES Preferred Share, except for treasury shares, entitles its holder to (1) receive annual dividends in the amount of (a) 10% of RAO UES' net profit based on year-end results divided by the number of RAO UES Shares representing 25% of RAO UES' issued and outstanding share capital; or (b) the amount of dividends paid on each RAO UES Ordinary Share based on year-end results, whichever is greater; (2) if such dividends are approved at an annual shareholders' meeting in lesser amount or not approved, vote on all issues voted upon at shareholders' meetings until the dividends are paid in full; (3) vote at shareholders' meeting on decisions related to RAO UES' reorganization or liquidation or that limit the preferred shareholders' rights; (4) receive information about RAO UES' activities and review its documents in accordance with RAO UES' charter and Russian law; (5) pre-emptive rights to acquire additionally issued preferred shares on a pro rata basis in the cases set forth in the Joint Stock Companies Law; (6) demand that RAO UES repurchase some or all of the holder's shares if the holder votes against, or does not participate in voting on, certain decisions enumerated in the Joint Stock Companies Law, if the holder of RAO UES Preferred Shares is entitled to vote on such decisions; (7) in the event of the liquidation of RAO UES, receive a pro rata share of the assets remaining after settlement with RAO UES' creditors.

In addition to the vote on the Spin-offs, RAO UES shareholders will be asked at the EGM to vote on amendments to RAO UES' charter with respect to the dividends to be paid on RAO UES Preferred Shares. If such amendments are approved at the EGM, each RAO UES Preferred Share will be converted into a RAO UES preferred share with the same rights, except that the entitlement of RAO UES Preferred Shares to annual dividends will be modified and each new RAO UES preferred share will entitle its holder to receive annual dividends in the amount of (a) 10% of RAO UES' net profit (excluding the financial effect resulting from any revaluation of financial investments based on year-end results) based on year-end results divided by

the number of RAO UES Shares representing 25% of RAO UES' issued and outstanding share capital; or (b) the amount of dividends paid on RAO UES Ordinary Shares based on year-end results, whichever is greater. Approval of these amendments requires the affirmative vote of (a) at least 75% of the RAO UES Ordinary Shares represented at the EGM and (b) at least 75% of all RAO UES Preferred Shares.

Shareholders' meetings

The rights of shareholders are set forth in the Joint Stock Companies Law and in the charters of RAO UES and the Gencos. Shareholders have the exclusive right to decide certain issues expressly set forth in the Joint Stock Companies Law. These issues include, among others: (1) alteration of the company's charter and the size and composition of its authorized share capital; (2) election and early termination of the members of the Board of Directors, the Audit Commission (or Internal Auditor, as applicable) and, in the case of RAO UES, the Chairman of the Management Board; (3) the company's reorganization or liquidation; (4) approval of certain major transactions and interested party transactions; (5) approval of issuance of shares and bonds and other securities convertible into the company's shares, where such approval is required by law or by the company's charter; (6) making decisions on participation in financial and industrial groups, associations and other alliances of commercial companies; (7) approval of year-end reports and RAS annual accounts, including the profit and loss report (profit and loss account); (8) approval of dividends; and (9) approval of main corporate documents of the company.

Voting at a shareholders' meeting is on the principle of one vote per voting share, with the exception of the election of the Board of Directors, which is done through cumulative voting. Voting shares generally comprise only ordinary shares. However, each preferred share entitles its holder to one vote at the shareholders' meeting on decisions related to the company's reorganization or liquidation or that limit the preferred shareholders' rights. In addition, if the dividends set forth in the company's charter for preferred shares were approved at a shareholders' meeting in lesser amount or not approved, the preferred shares become voting shares in the period starting after such shareholders' meeting and until the dividends are paid in full.

Decisions are generally passed by an affirmative vote of a majority of the voting shares present at a shareholders' meeting. However, the Joint Stock Companies Law and the charters of RAO UES and the Gencos require a 75% affirmative vote of the voting shares present at a shareholders' meeting to approve, among other things: (1) alteration of the company's charter; (2) the company's reorganization or liquidation (note that under Federal Law No. 36-FZ of March 26, 2003, approval of the reorganization of RAO UES requires a simple majority of the voting shares present at a shareholders' meeting); (3) alteration of the size and composition of its authorized share capital; (4) the approval of major transactions involving assets with a value exceeding 50% of the balance sheet value of the company's assets; (5) issuance by closed subscription of shares or other securities convertible into shares by closed subscription; and (6) issuance by open subscription of ordinary shares or other securities convertible into the company's ordinary shares constituting more than 25% of the previously issued ordinary shares. Any alterations of the company's charter which restrict the rights of holders of preferred shares (including those relating to dividends or liquidation value) require the affirmative vote of (a) at least 75% of the ordinary shares present at a shareholders' meeting and (b) at least 75% of all preferred shares.

The quorum requirement for the shareholders' meetings is generally met if more than 50% of the voting shares are present. If the 50% quorum requirement is not met, another shareholders' meeting with the same agenda may (or, in the case of an annual meeting, must) be scheduled pursuant to a decision by the Board of Directors, in which case the quorum requirement is met if shareholders owning at least 30% of the issued voting shares are present at that meeting.

The annual shareholders' meeting must be convened by the Board of Directors between March 1 and June 30 of each year and the agenda must include the following items: (1) election of members of the Board of Directors; (2) election of members of the Audit Commission (or Internal Auditor, as the case may be); (3) approval of an external auditor; and (4) approval of the annual report, balance sheet and profit and loss statement, as well as the distribution of income (including approval (declaration) of annual dividends) or allocation of losses of the company. A shareholder, holding alone or with other shareholders no less than two

percent of the company's voting shares, has the right, within 30 calendar days of the end of a fiscal year, to propose items for the agenda of the annual shareholders' meeting and nominate candidates to the Board of Directors and the Audit Commission.

In accordance with the charters of RAO UES and the Gencos, all shareholders entitled to participate in a shareholders' meeting must be notified of a meeting no less than 30 calendar days prior to the date of the meeting. However, if reorganization of the company is an agenda item and the agenda also includes the election of the Board of Directors in newly created companies, shareholders must be notified at least 70 calendar days prior to the date of the meeting. In the case of an extraordinary shareholders' meeting to elect the Board of Directors, shareholders must be notified at least 70 calendar days prior to the date of the meeting. The record date of the shareholders' meeting is set by the Board of Directors and may not be (1) earlier than the date of adoption of the resolution to hold a shareholders' meeting and (2) more than 50 calendar days (or 65 calendar days in the case of an extraordinary shareholders' meeting to elect the Board of Directors) before the date of the meeting.

Extraordinary shareholders' meetings may be called by the Board of Directors on its own initiative or at the request of the Audit Commission (or Internal Auditor, as the case may be), the external auditor or shareholder(s) owning not less than 10% of voting shares of the company.

The rights of holders of RAO UES ADSs to vote in respect of resolutions at a RAO UES shareholders' meeting are described in Section 4.07 ("Voting of Deposited Securities") of the Depositary Agreement with respect to ADRs for RAO UES Ordinary Shares, dated as of March 27, 2000, as amended by the Supplemental Agreement with Bankers Trust Company (now Deutsche Bank Trust Company Americas), dated as of October 5, 2001, and Section 4.07 ("Voting of Deposited Securities") of the Depositary Agreement with respect to ADRs for RAO UES Preferred Shares, dated as of May 9, 2000, as amended by the Supplemental Agreement with Bankers Trust Company, dated as of October 5, 2001.

Board of Directors

Pursuant to RAO UES' charter, the Board of Directors consists of fifteen members, each of whom is elected for a one-year term. Persons elected to the Board of Directors may be re-elected an unlimited number of times. The Chairman of the Board of Directors is elected by the Board of Directors from among its members by a majority vote of the total number of members of the Board of Directors of the Company. Pursuant to a decision adopted by shareholders at a shareholders' meeting, members of the Board of Directors may be removed from office before their term expires.

Dividends and dividend rights

The Joint Stock Companies Law and RAO UES' and the Gencos' charters govern the procedure for declaring and paying dividends that a company may distribute to its shareholders. According to the Joint Stock Companies Law and the Gencos' charters, dividends may be paid on a quarterly, semi-annual or annual basis. RAO UES' charter allows dividends to be paid only annually. Dividends are paid out of the net profit of the Gencos. RAO UES pays dividends out of the net profit of RAO UES for the current year. A company's net profit is calculated according to RAS. See "Dividend Policy".

RAO UES and the Gencos may declare a dividend payment only if: (1) the share capital has been paid in full; (2) the company's net assets value is not less (and would not become less as a result of payment of the dividend) than the sum of (a) its share capital, (b) the reserve fund and (c) the excess of the liquidation value, if any, of preferred shares set forth in the charter over the par value of preferred shares; (3) the company has repurchased all shares with respect to which any shareholders have the right to require the company to repurchase; and (4) the company is not, and would not become as a result of payment of the dividend, insolvent (as defined under Russian law). The Board of Directors of the company recommends by a majority vote the amount of dividends to the shareholders, who approve such dividends by a majority vote at a shareholders' meeting. The dividend approved at the shareholders' meeting may not exceed that recommended by the Board of Directors. Dividends are paid to the shareholders as of the record date of the general shareholders' meeting approving the dividend payment.

Pre-emptive rights

The Joint Stock Companies Law and the charters of RAO UES and the Gencos grant the existing holders of ordinary and preferred shares a pre-emptive right to purchase shares of the same type or securities convertible into shares of the same type that a company may propose to sell by open subscription, proportionate to their existing stake. In a closed subscription of shares or securities convertible into shares, holders of the same type of shares who voted against it or did not vote on such closed subscription are entitled to acquire an amount of such shares or convertible securities proportionate to their existing stake. This rule does not apply when the shares are placed in a closed subscription solely among the existing holders of the relevant type of shares, provided that all such existing shareholders are entitled to acquire a whole number of new shares or securities convertible into shares in proportion to their existing holdings. The company must notify shareholders in writing of the proposed placement of securities. Such notice must also set forth the pre-emptive rights election period, which may not be less than 45 calendar days (or 20 calendar days if the placement price is defined after the expiration of the pre-emptive period) from the date of such notice.

Anti-Takeover Protection and Buy-out Procedures

Under the Joint Stock Companies Law, a person intending to purchase more than 30% of the voting ordinary or preferred shares (taking into account those already held by such person together with its affiliates) of an open joint-stock company will have the right to make to all holders of the company's voting shares, and to holders of the company's other securities convertible into voting shares, a public offer to purchase such remaining shares or such other securities (i.e., a voluntary offer). Within 35 calendar days after any acquisition by which the acquirer's shareholdings exceed 30%, 50% or 75% of the voting ordinary or preferred shares (taking into account those already held by the acquirer together with its affiliates) of an open joint-stock company, the acquirer must, except in certain limited circumstances (such as reorganization, including the Spin-offs), make a public offer to purchase the remaining voting shares, and the company's other securities convertible into voting shares, from all other shareholders or holders of relevant securities (i.e., a compulsory offer). The price offered in a compulsory offer may not be less than the weighted average market price of the shares over the six month period before the filing of the offer with the FSFM, as described below, if the shares are publicly traded, or the price supplied by an independent appraiser if the shares have no or insufficient trading history. In addition, the public offer price may not be less than the highest price at which the offeror or its affiliated persons purchased or undertook to purchase the relevant securities over the six month period before the offer was sent to the company. The acquirer's payment obligations arising from both voluntary and compulsory offers must be secured in each case by an irrevocable bank guarantee effective for at least six months after the relevant payment date. Until the date the offer was sent to the company, the acquirer and its affiliates will be able to register for quorum purposes and vote only 30% of the company's ordinary shares and voting preferred shares (regardless of the size of their actual holdings).

Voluntary and compulsory offers are made to the relevant holders of the company's securities through the company. From the date of a public offer until 20 calendar days after its expiry (which period may in certain cases exceed 100 calendar days) the company's shareholders' meeting will have the sole power to make decisions on share capital increase, issuance of securities convertible into shares, approval of major, interested party and certain other transactions, and on certain other significant matters.

At any time after the company receives a voluntary or a compulsory offer and until 25 calendar days prior to its expiry, any third party may make a competing offer (that satisfies the requirements for voluntary or compulsory offers, as applicable) to purchase the same or a greater number of shares and at a price that is equal to or greater than those offered in the voluntary or compulsory offer. In response to any such competing offer, any shareholder may revoke its previous acceptance of the respective offer and accept the competing offer. A copy of the competing offer must be sent to the person who made the voluntary or compulsory offer so that such person may amend its offer by increasing the purchase price and/or shortening the settlement period and/or extending the acceptance period to the date of expiration of the competing offer.

If as a result of either a voluntary or a compulsory offer the acquirer purchases more than 95% of the voting shares, it will have an obligation to (1) notify all the other shareholders (within 35 calendar days after

acquisition of shares above such threshold) of their right to sell their shares and other securities convertible into such shares; and (2) purchase the respective shares upon request of each minority shareholder made within 6 months after the notice is sent to shareholders by the company, at the price determined in the manner described in the preceding paragraph but not less than the highest price of the previous acquisitions by the acquirer or its affiliates. The notice must be accompanied by an irrevocable bank guarantee securing the acquirer's payment obligations. Instead of giving such notice, the acquirer will have the right to deliver a buy-out demand, binding on the minority shareholders, requiring that they sell their shares at the same price.

If the company is publicly traded, notice of any voluntary or compulsory offers, notices or buy-out demands described above must be filed with the FSFM prior to such offer, notice or demand; otherwise, such offers, notices or buy-out demands must be filed with the FSFM not later than the date of the offer, notice of demand. The FSFM may require revisions to be made to the terms of the offer (including the price) in order to bring them into compliance with applicable law.

See "Risk Factors — Risks Relating to the Genco Shares, the Genco GDSs and the Trading Market — Following the Spin-offs, RAO UES DS holders may not be able to deposit Genco Shares in the relevant depositary receipt program in order to receive Genco GDSs."

Interested party transactions

RAO UES and the Gencos are required by Russian law and their charters to obtain the approval of disinterested directors or shareholders for certain transactions with "interested parties". In general terms, interested parties are defined by Russian law to include any of the shareholders that own (together with their affiliates) at least 20% of the Company's voting shares, and RAO UES' directors and certain executives identified in the law, if any such person or such person's relatives or affiliates are (1) a party to, or a beneficiary of, a transaction with the Company, whether directly or as a representative or an intermediary; (2) the owner of at least 20% of the issued shares (equity, stake) of a legal entity that is a party to, or a beneficiary of, the transaction with the Company, whether directly or as a representative or an intermediary; or (3) a member of the board of directors or an officer of a legal entity that is a party to, or a beneficiary of, a transaction with the Company, whether directly or as a representative or an intermediary.

Since each of RAO UES and the Gencos has more than 1,000 shareholders, the Joint Stock Companies Law requires that the relevant company's transactions with interested parties be approved: (1) by a majority vote of the independent (as such term is defined in the Joint Stock Companies law) directors who are not "interested" in the transaction; or (2) by majority vote of shareholders who are not "interested" in the transaction if (i) the value of the transaction (including any related transactions) exceeds 2% of RAO UES' assets, (ii) the transaction involves the issuance of ordinary shares or securities convertible into ordinary shares in an amount exceeding 2% of RAO UES' ordinary shares, or (iii) all members of the Board of Directors are not eligible to vote.

See "Risk Factors — Legal Risks and Uncertainties — Some transactions between the Company and/or the Gencos and their respective interested parties may have required, or may require, the approval of disinterested members of the board of directors or disinterested shareholders."

Major transactions

RAO UES is required by Russian law and its charter to obtain: (1) the unanimous approval of all members of the Board of Directors of transactions involving property worth 25% or more but no more than 50% of the book value of the Company's assets calculated according to RAS, or (2) the approval of the shareholders (i) by three-fourths majority of the shareholders present at the shareholders' meeting for transactions involving property worth more than 50% of the book value of the Company's assets calculated according to RAS or (ii) by a simple majority of the shareholders present at the meeting for transactions involving property worth 25% or more but no more than 50% of the book value of the company's assets calculated according to RAS if such transactions were not approved unanimously by its Board of Directors. Pursuant to its charter, RAO UES is also required to obtain the approval of its Board of Directors for (i) any transaction involving the fixed assets of RAO UES amounting to 10 to 25 percent of the book value of such assets as of the date of the decision to

undertake such transaction; (ii) any transaction undertaken by RAO UES (including a series of interrelated transactions) involving or potentially involving the disposal of property being capital assets, intangible assets, or facilities under construction, whose intended purpose is the generation, transmission, dispatch control, or distribution of electrical and thermal energy as (in the amount) determined under separate procedures set forth by the Company's Board of Directors; (iii) any transaction undertaken by the Company (including a series of interrelated transactions) involving or potentially involving the disposal of property being capital assets, intangible assets, or facilities under construction, whose intended purpose is not the generation, transmission, dispatch control, or distribution of electrical and thermal energy.

Liquidation and reorganization

Under Russian law and pursuant to the charters of RAO UES and the Gencos, the liquidation of a company, which results in its termination without the transfer of rights and obligations to other persons as legal successors, and reorganization of the company may be effected by: (1) the affirmative vote of 75% of the votes present at a shareholders' meeting; (2) a court order; or (3) on other grounds provided by legislation, including, for example, in the event of the Company's bankruptcy. Creditors' claims may be filed within a period determined by a liquidation commission that will be appointed once the decision to liquidate has been made. Creditors' claims will be satisfied in the order of priority specified in the Civil Code. The remaining assets of the Company will be distributed among shareholders pursuant to the Civil Code. In the event of the Company's bankruptcy, the liquidation procedure must comply with the Federal Law "On insolvency (Bankruptcy)" No. 127-FZ dated October 26, 2002.

Share registration, transfers and settlement

All of issued shares of RAO UES or the Gencos are registered shares. Ownership of registered shares is evidenced by entries made in the shareholders register. Russian law requires that each Russian joint-stock company maintain a shareholders register which may be kept by a licensed registrar or, in certain limited circumstances, by the company itself. The registrars of RAO UES, OGK-5 and TGK-5 are CJSC "Registrar "Status", OJSC Central Moscow Depositary and ZAO Reestr A-Plus, respectively. All transfers of shares of RAO UES or the Gencos must be registered in the respective company's shareholders register, or, if the shares are held by a nominee, in the books of such nominee. When making entries in the shareholders register, the registrar may not require documents beyond what is required by current regulations. Any refusal by the registrar to register the shares in the name of the transferee or, upon request of a beneficial holder, in the name of a nominee, is void, unless based on legal grounds, and may be challenged in court.

MAJOR SHAREHOLDERS OF RAO UES

The following table shows the name, address and shareholding of each registered shareholder of the Company holding over 1% RAO UES Shares as at October 5, 2006.

Name and address of the registered shareholder(1)	Address	Total number of RAO UES Shares	Proportion of the total number of RAO UES Shares
		(million)	*(%)*
Federal Agency for Federal Property Management on behalf of the Russian Federation	Nikolsky per., 9, Moscow, 103684	22,715.4	52.6832
The Bank of New York International Nominees as Depositary for RAO UES GDRs	101 Barclay Street 22nd Floor-West, New York, NY, 10289, USA	7,371.3	17.0961
OOO Gas Energy Company	B. Tishinsky per., 43, Room 3, Moscow, 123557	4,522.9	10.489
OJSC Norilsk Nickel	Dudinka, Taimyr (Dolgano-Nenetsk AO, Russia	989.4	2.2947
Deutsche Bank Trust Company Americas as Depositary for RAO UES ADRs	60 Wall Street, New York, NY 10005	919.3	2.1320
Total major shareholders		**36,518.3**	**84.695%**

MAJOR SHAREHOLDERS OF GENCOS

OGK-5

The following table shows the name, address and shareholding of each registered shareholder of OGK-5 holding over 1% OGK-5 Shares as at October 5, 2006.

Name and address of the registered shareholder(1)	Address	Total number of OGK-5 Shares	Proportion of the total number of OGK-5 Shares
		(million)	*(%)*
RAO UES	101-3, Vernadskogo Prosp. Moscow 119526 Russian Federation	26,539.6	87.67
Total major shareholders		**26,539.6**	**87.67%**

TGK-5

The following table shows the name, address and shareholding of each registered shareholder of TGK-5 holding over 1% TGK-5 Shares as at April 25, 2006.

Name and address of the registered shareholder(1)	Address	Total number of TGK-5 Shares	Proportion of the total number of TGK-5 Shares
		(million)	*(%)*
RAO UES	101-3, Vernadskogo Prosp. Moscow 119526 Russian Federation	583,798.3	64.83
Wilmington Investments Limited	Naousis, 1, Karapatakis Building, P.C. 6018, Larnaca, Cyprus	99,665.5	11.07
BASLY MANAGEMENT LIMITED	Naousis, 1 Karapatakis Building, P.C. 6018, Larnaca, Cyprus	71,503.3	7.94
Greenpark Investments Limited	Them.Dervi, 15 MARGARITA HOUSE, 1st floor Flat/Office 102, Nicosia, 1066, Republic of Cyprus	10,144.5	1.13
Total major shareholders		**765,111.5**	**84.96%**

RELATED PARTY TRANSACTIONS

The following describes transactions RAO UES has entered into with affiliates and other entities and persons known to RAO UES, in which either RAO UES or its management, directors or major shareholders have a controlling interest or over which they have a significant influence, and which management believes are material to RAO UES or to the other party. For the description of certain other transactions with related parties, see Note 7 to the financial statements of RAO UES, which are available in their entirety on RAO UES' website.

The RAO UES Group, in the ordinary course of their business, enter into various sales, purchases and services transactions with related parties.

Associates

The following transactions were carried out with associates (as defined by IFRS) during the periods indicated, the majority of which are based on tariffs set by FST and RECs:

	Year ended December 31, 2005	Year ended December 31, 2004
	(millions of Russian Rubles)	
Electricity and heating revenues	8,023	8,516
Purchased power expenses	2,200	—

In 2004, the RAO UES Group issued a loan to its associate, OAO Rossiskiye Kommunalniye Sistemy, for the amount of RUR 493 million bearing interest of 13 percent per annum. The loan is to be repaid in 2006. As at December 31, 2005 the outstanding recoverable balance of RUR 493 million is included within other current assets.

State-controlled entities

In the normal course of business the RAO UES Group enters into transactions with other entities under government control, including Gazprom, Russian railways, state-controlled banks and various governmental bodies. Prices for natural gas, electricity and heat are based on tariffs set by FST and RECs. Bank loans are provided on the basis of market rates. Taxes are accrued and settled in accordance with Russian tax legislation.

The RAO UES Group had the following significant transactions and balances with state-controlled entities:

	Year ended December 31, 2005	Year ended December 31, 2004
	(millions of Russian Rubles)	
Electricity and heating revenues	300,873	270,410
Electricity and heating distribution expenses	10,410	6,871
Fuel expenses	120,114	106,383
Purchased power expenses	68,054	64,051
Interest expense	1,651	1,590

	As at December 31, 2005	As at December 31, 2004
	(millions of Russian Rubles)	
Accounts receivable and prepayments	62,933	58,489
Accounts payable and accrued charges	27,195	19,203
Non-current and current debt	46,960	36,051

During 2005 the Russian federal government and regional governments gave financial assistance to RAO UES Group entities equal to RUR 4,076 million (and during 2004, RUR 6,713 million).

Directors' compensation

Compensation is paid to members of the Management Board of RAO UES for their services in full time management positions. The compensation is made up of a contractual salary, non-cash benefits and a performance bonus depending on results for the period according to Russian statutory financial statements. The compensation is approved by the Board of Directors of RAO UES. Discretionary bonuses are also payable to members of the Management Board, which are approved by the Chairman of the Management Board according to his perception of the value of their contribution.

Fees, compensation or allowances to the members of the Board of Directors of RAO UES for their services in that capacity and for attending Board meetings are paid depending on results for the year. In accordance with Russian legislation, fees, compensation or allowances to the members of the Board of Directors who are government employees are paid to the state.

Members of the Board of Directors and the Management Board of RAO UES received the following remuneration for the periods indicated.

	Year ended December 31, 2005	Year ended December 31, 2004
	(millions of Russian Rubles)	
Salaries and bonuses	465	804
Severance benefits	49	6
Other	66	29
Total	**580**	**839**

Employee share option plan

In June 2004, the Board of Directors of RAO UES approved a Share Option Plan for the employees of RAO UES (the "Option Plan").

The Option Plan provides for the granting of share options to the members of the Management Board and other key employees of RAO UES. Participants will be rewarded under the Option Plan for their work in RAO UES over the period of 3 years, starting from June 25, 2004.

In February 2005, the Board of Directors of RAO UES approved a number of changes relating to the list of Option Plan participants and to the number of shares allocated under the Option Plan. Key employees from certain RAO UES Group entities were included in the list of participants.

A total of up to 418,657,600 RAO UES Ordinary Shares (or about one percent of the issued RAO UES Ordinary Shares) may be allocated under the Option Plan. 213,671,372 shares are allocated for granting share options to the members of the Management Board, the remainder to the other key employees of RAO UES.

RAO UES Ordinary Shares ultimately allocated under the Option Plan are allocated from treasury shares purchased by the RAO UES Group for that purpose on the open market by a special-purpose entity, which is controlled by the RAO UES Group. The treasury shares held for the purpose of the Option Plan will have no voting rights, unless otherwise decided by the Board of Directors of RAO UES.

In the event that the restructuring of RAO UES is completed prior to the exercise date of the share options, the Plan participants will be entitled to purchase shares in successor entities or other securities, distributed among the RAO UES shareholders.

In the event an Option Plan participant terminates his employment with the RAO UES Group entity before June 25, 2007, the number of shares that participant may purchase as part of implementation of the Option Plan will be calculated proportionally based on the number of days worked prior to terminating the employment. In case of breaching certain defined provisions of the labor agreement and termination of employment at the initiative of the RAO UES Group entity, the Option Plan participants will lose their right to purchase the shares.

The exercise price of the share option is USD 0.2934 per share, which is the weighted average price of the RAO UES Ordinary Shares on the RTS over the period of June 25, 2003 through June 24, 2004. For Option Plan participants who joined RAO UES Group entities after June 25, 2004, the exercise price of the share option is the weighted average option price of the RAO UES Ordinary Shares on the RTS for one year preceding the date of the labor agreement. In addition to the exercise price, the Option Plan participants who exercise their options must reimburse part of the interest expenses paid on borrowings, which can be attracted for the purpose of purchasing the shares.

One of the vesting terms of the share options is prepayment by the members of the Management Board of RAO UES (in the amount of 10 percent of the share option agreement) and by other key employees (in the amount of 0.2 percent of the share option agreement). In the event that realization of the share option lapses, the prepayment will be returned to the Option Plan participant in full.

The Option Plan participant can exercise the share option at any time of the period from June 25, 2007 through January 25, 2008.

In 2004, the RAO UES Group issues to the members of the Management Board of RAO UES non-interest bearing loans, which should be used by individuals to make prepayments under the share option agreements. The loans are issued for a period of five years. As at December 31, 2005 the amount of loans issued to employees amounted to RUR 155 million.

As at December 31, 2005, in the course of the Option Plan implementation the RAO UES Group had purchased 418,657,600 treasury shares. Their purchase cost was RUR 3,571 million.

As at December 31, 2005, the number of outstanding share options was 381,436,585 (as at December 31, 2004, the number of outstanding share options was 365,365,878). The RAO UES Group granted 16,070,707 options during 2005.

The fair values of services received in return for share options granted to employees are measured by reference to the fair value of share options granted. The estimate of fair value of the services received is measured based on the Black-Scholes model.

Share price	0.2770 USD
Exercise price	0.2934 USD
Expected volatility	31%
Option life	1,095 calendar days
Risk-free interest rate	3.16%
Fair value at measurement date	**0.0690 USD**

The measure of volatility used in option pricing model is the annualized standard deviation of the continuously compounded rates of return on the share over a period of time. Volatility has been determined on the basis of the historical volatility of the share price over the most recent period (one year before the grant date). For share options outstanding as at December 31, 2005, the range of exercise prices lies between USD 0.2827 per share and USD 0.2934 per share, weighted average remaining contractual life is 757 calendar days.

During the year ended December 31, 2005, the RAO UES Group recognized an expense of RUR 271 million related to the fair value of the options.

Gencos

Other than as described above with respect to the RAO UES Group, each of Gencos do not usually in the ordinary course of its businesses engage in transactions with related parties. However, the Gencos do enter into agreements with the Trade System Administrator, the System Operator and the Federal Grid Company, which are also subsidiaries of RAO UES. Such agreements are mandatory for any wholesale generating company and as such do not require any special corporate approvals under Russian law.

LEGAL AND REGULATORY MATTERS APPLICABLE TO THE GENCOS

General

RAO UES' business is large and complex and, as a result, the RAO UES Group, including the Gencos, is subject to a significant number of laws and regulations. This section describes the general regulation of the electric energy market in Russia, the system of tariffs, applicable licensing requirements and competition and environmental regulation.

The Electric Energy Market

The Russian electric power supply market is currently being restructured, and its regulation continues to be subject to frequent revisions and amendments.

The following principal laws and regulations are relevant to RAO UES, the Gencos and their businesses:

- The Electric Power Industry Law;
- Federal Law "On specific features of functioning of the electric power industry during the transitional period and on the introduction of amendments into certain legislative acts of the Russian Federation and on recognizing certain legislative acts of the Russian Federation that have lost their force in connection with the adoption of the Electric Power Industry Law;
- Federal Law "On state regulation of tariffs for electric and thermal power in the Russian Federation" No. 41-FZ of April 14, 1995;
- Resolution of the Government of the Russian Federation "On restructuring of the electric power industry of the Russian Federation" No. 526 of July 11, 2001;
- Resolution of the Government of the Russian Federation "On cap limits of tariffs on electric and heat power" No. 516 of August 22, 2003;
- Resolution of the Government of the Russian Federation "On rules of the wholesale electricity market (capacity) for the transitional period" No. 643 of October 24, 2003 ("Resolution No. 643");
- Resolution of the Government of the Russian Federation "On determination of prices in relation to electric and heat power in the Russian Federation" No. 109 as of February 26, 2004 (the "Resolution No. 109");
- Resolution of the Government of the Russian Federation "On improvement of the functioning of the wholesale electric energy market" No. 529 of August 31, 2006 ("Resolution No. 529"); and
- Resolution of the Government of the Russian Federation "On approval of rules of the retail energy market for the transitional period" No. 530, August 31, 2006 ("Resolution No. 530").

The Electric Power Industry Law establishes the framework for the regulation of the wholesale electric power market. The participants in the wholesale market are generating companies, sales companies, large consumers of power, suppliers, the Trading System Administrator (a non-commercial partnership in charge of organization of trading on the wholesale market) and the System Operator (a state-controlled dispatching company). A company wishing to participate in the wholesale electricity market must sign a membership agreement with the Trading System Administrator and must satisfy certain criteria. For example, a supplier of electric energy must have title to generating equipment with a total generating capacity of at least 25,000 kW/A, and a consumer of electric power must have title to electricity-receiving equipment with a total capacity of at least 20,000 kW/A.

The activities of wholesale market participants are regulated by the rules of the wholesale market adopted by the government of the Russian Federation and the standards approved by the Trade System Administrator.

On August 31, 2006, the government of the Russian Federation adopted Resolution No. 529, which enacted amendments to Resolution No. 643 and introduced new rules for the electric power (capacity) wholesale market during the transitional period (the "New Wholesale Market Rules").

The New Wholesale Market Rules provide for significant modifications of wholesale market regulation.

Regulated Contracts

Regulated contracts are concluded by participants in the electric power wholesale market at prices (tariffs) and at sales volumes imposed by the relevant authorities; such agreements are registered with the Trade System Administrator. The regulated sales volumes are determined within maximum and minimum limits of generation (consumption) of electricity for each participant in the wholesale market in accordance with respective forecast balances. For the year 2006, the regulated sales volumes should be within 95-100 percent of the generation (consumption) volumes of a respective participant. For the year 2007, the regulated sales volumes should be within 90-95 percent of generation (consumption) volumes of each respective participant. From 2008, the government of the Russian Federation is planning to reduce such limits by no less than 5 percent and no more than 15 percent annually.

The parties to regulated contracts will be determined by the Trade System Administrator. However, a supplier and consumer may, by mutual agreement, reduce electricity sales volumes (within the established limits).

For 2007, the prices for electricity and power under regulated contracts are expected to be established at the level of tariffs approved for suppliers by the FST. From 2008, the prices are expected to be calculated in accordance with tariff indexation formulas determined by the relevant authority. Such formulas are expected to be prepared in accordance with the forecasted level of inflation, growth of fuel prices, tax rates, etc.

Presently, regulated contracts have been concluded between suppliers and consumers until the end of 2006; subsequently, these agreements will be concluded for terms of a minimum of one year.

Unregulated (Free) Bilateral Agreements

Participants in the wholesale market sell electric power at unregulated (free market) prices, according to unregulated bilateral agreements or upon the results of competitive selection of bids at the "one-day-ahead" market with respect to electric power volumes. Such power must have (i) not been acquired under regulated contracts; (ii) been required by suppliers in order to fulfill regulated contracts (i.e. when volume sold exceeds the generated volume); and (iii) been acquired by the consumer under regulated contracts over the established hour limits. Unregulated bilateral agreements must be registered with the Trade System Administrator.

Participants in the wholesale market independently determine electricity sales prices and volumes under unregulated bilateral agreements. From 2007, all newly introduced generating capacities and new consumers will sell and purchase energy at unregulated prices.

"One-day-ahead" Market

The participants in the wholesale market may submit price bids to buy or sell electric power at a certain volume and price for each hour of the following day. The Trade System Administrator selects the price bids using minimal prices criteria, and thus determines electric power volume and equilibrium price for each hour of the following day. The equilibrium prices are determined taking into account the following: (i) equilibrium prices must be the same for all electric power sales volumes within the respective calculation borders; (ii) an equilibrium price for a supplier should not be lower than the price specified in its price bid; (iii) an equilibrium price for a purchaser should not be higher than the price specified in its price bid; and (iv) equilibrium prices should reflect the system's technical limitations and electric power losses.

After the equilibrium prices and volumes are determined, the participants may submit price-confirmation bids, wherein they confirm their intention to sell or buy electricity at the determined volumes and equilibrium prices. The price-confirmation bids are to be rejected if (i) there is no technical feasibility to supply electric power volumes specified in the price-confirmation bids; or (ii) a total volume of the electric power specified in the price-confirmation bids of purchasers (suppliers) exceeds a total volume of electric power specified in the price-confirmation bids of suppliers (purchasers) respectively.

Electric power generation volumes specified in the price-confirmation bids for sale are included in the planned hour generation in the following prioritized order: (i) volumes ensuring functioning of RAO UES and technically prescribed generation volumes for nuclear power plants, (ii) volumes generated by thermal power plants in a regime of heat production and by hydroelectric power plants at amounts necessary for ecological and technical security, (iii) volumes supplied for fulfillment of regulated contracts; (iv) volumes supplied for fulfillment of the unregulated bilateral agreements; and (v) all other volumes.

Balancing Sector

The balancing sector, which is a real time market for electric power, is also based on a competitive selection of bids and is enacted in order to cover the fluctuations, which are actual deviations from electric power sales volume determined within the "one-day-ahead" market. The competitive selection of bids for the balancing of the system is based upon minimization of cost of electricity volumes used for dispatching of the energy system purposes.

Competitive selection for the balancing sector is carried out according to electric power generation volumes by generating equipment with registered power output of no less than 5,000 kW and consumption volumes of electricity receiving equipment of the wholesale market participants with regulated consumption for each hour.

Participants with regulated consumption are entities that can influence the reliability of the Russian energy system and the quality of electric power. They can also vary consumption levels in accordance with submitted dispatching orders within one hour.

A wholesale market participant purchases electricity based upon a competitive selection of bids for the balancing of the system at the amount of the fluctuation equal to the respective decrease in electric power generation (increase in the consumption). For a supplier of electricity the situation is reversed; it sells electricity based upon competitive selection of bids for the balancing of the system at the amount of fluctuation equal to the increase in electric power generation (decrease in the consumption).

Unregulated (Free) Bilateral Agreements for Sale and Purchase of Fluctuations

In addition to their participation in the balancing sector, suppliers and participants with respect to regulated consumption may enter into unregulated bilateral agreements for the sale and purchase of the fluctuations on free-market terms. A purchaser under such an agreement pays to a seller the price specified in the agreement for the electricity actually supplied, which electricity must be included in electric power volumes used for dispatching purposes.

The New Wholesale Market Rules have also provided for trading of generating capacity in the wholesale market. The purchaser of capacity has a right to demand that the generating equipment is maintained in a condition required for generation of electric power in the amount and quality needed by that purchaser. Should the seller of capacity breach this obligation, the Trade System Administrator is entitled to impose coefficients leading to a decrease in the capacity purchase price.

Resolution No. 530 introduced the retail electricity market rules, according to which retail customers will now be able to choose between a so-called "guaranteeing supplier" (designated for each region of Russia) and other suppliers. The guaranteeing supplier (but not other suppliers) will be obliged to enter into an agreement with any customer located within the corresponding area.

The regulation of retail markets has also been liberalized. Though most of the electric energy will still be sold at prices set by state authorities (tariffs) (sale of electric power to natural persons and several other categories of customers equated to natural persons), suppliers will be able to sell energy at unregulated prices if: (i) a retail supplier does not have any customers who are natural persons and other categories equated thereto; or (ii) a supplier sells electric energy which has been purchased at unregulated prices (only applicable to volumes of energy which are in excess of volumes supplied to natural persons and other equated categories). Tariffs for electric power in the retail market are to be set by the executive authorities of the respective Russian regions (formerly RECs) and are subject to minimum and (or) maximum levels established by FST.

It remains to be seen how the changes introduced into the regulation of the wholesale and retail markets in August, 2006 will affect the economic situation of RAO UES and the Gencos. However, with respect to the liberalized segment of the energy market, experts predict no abrupt fluctuation of prices in the near future; but minor increases and decreases of the price are possible, particularly during the highest and lowest energy consumption periods.

The Tariff System

As mentioned above, a portion of the generated electricity is sold at prices established by Russian governmental agencies, i.e. tariffs.

According to Resolution No. 109, the tariff system with respect to the electric energy market in Russia is currently based on the following three types of tariffs:

- wholesale electricity market tariffs and their cap limits, including the regulated segment, the balancing segment and the free-trade segment;
- retail electricity and thermal energy market tariffs; and
- tariffs for services rendered in the wholesale and retail electricity and thermal energy markets.

Presently, the Federal Service on Tariffs is the governmental body authorized to set tariffs with respect to the electric energy market. Pursuant to Presidential Decree No. 314, which provides for federal government restructuring, the FST reports to the government of the Russian Federation.

The FST establishes tariffs for the regulated segment of the wholesale market (the procedure for determination of tariffs is described in Resolution No. 109 as amended by Resolution No. 529). For 2007, the prices for electricity and power under regulated contracts are expected to be established at the level of tariffs approved for respective suppliers by the FST. From 2008, the prices are expected to be calculated in accordance with tariff indexation formulas determined by the FST based on the forecasted level of inflation, growth of fuel prices, tax rates, etc.

In addition, the FST approves maximum and minimum caps on the tariffs in relation to the sales of electricity to retail customers. This tariff-setting also influences the determination of the tariffs for the wholesale market.

Regulation of Heat Energy Prices

Prices on retail heat energy markets in Russia are regulated on the basis of the Federal Law "On State Regulation of tariffs for electric and heat energy in the Russian Federation" No. 41-FZ dated April 14, 1995 and Resolution No. 109.

FST is responsible for setting minimum and maximum tariffs with respect to heat energy sold on Russian retail markets. In particular, FST establishes: (i) minimum and maximum tariffs for heat energy supplied to consumers by guaranteeing suppliers, energy-supplying (*energosnabzhyuschiye*) and energy-selling (*energosbitoviye*) organizations, whose consumers include natural persons, and (ii) minimum and maximum tariffs for heat energy produced by combined heat and power plants.

Minimum and maximum tariffs for heat energy are established for a period of at least one year. There is a separate minimum and maximum tariff range for each of the Russian regions. For 2007 such minimum and maximum tariffs were approved by the FST Order No. 166-e/1 dated August 1, 2006 "On the limits on prices for electric and heat energy" (for example, for Moscow the minimum and maximum prices for heat energy equal 305.4 and 308 rubles per 1 Gcal respectively).

After minimum and maximum tariffs are approved by FST, Russian regional authorities establish heat energy tariffs for the relevant territories within the range of tariffs set by FST. Pursuant to Resolution No. 109, when determining the tariffs regional authorities should take into account: (i) changes with respect to the types and prices of fuel used to produce heat energy; (ii) volumes of heat energy purchased by consumers, as well as reduction in such volumes due to use of autonomous heat energy sources.

Further rules with respect to the setting of tariffs on both the federal level (tariff ranges) and the regional level are contained in methodic instructions with respect to the calculation of tariffs and prices for electric and heat energy on the retail (consumer) market (FST order No. 20-e/2, dated August 6, 2004) ("Methodic Instructions").

In particular, the Methodic Instructions contain guidelines on consideration of expenses of heat-producing organizations, such as expenses on fuel, raw materials and payment of salaries.

In addition to regulation of heat energy prices, Resolution No. 109 provides for state regulation of prices for heat energy transportation services. The tariffs for the transportation of heat energy are set by Russian regional authorities in accordance with guidelines found in the Methodic Instructions.

Gas Prices

Natural gas prices in Russia are regulated in accordance with Governmental Resolution No. 1021 "On State Regulation of Gas Prices and Tariffs for Gas Transportation in the Territory of the Russian Federation", dated December 29, 2000.

The natural gas prices for the domestic market in Russia have remained significantly less than export prices (even after netting back export tariffs, excise duties and transportation costs) primarily due to governmental regulation, via the FST, which sets the prices so they do not fluctuate based on supply and demand. The government's current policy is gradually to increase the regulated natural gas price and in recent years increases have been approved at rates above the rate of inflation. Some analysts predict that the domestic gas market could be liberalized in several years so that gas prices for industrial consumers would be set by the market. However, no specific bill or program for such liberalization has yet been established.

According to the Energy Strategy of Russia for the period ending 2020 (the "Energy Strategy") as enacted by Governmental Order No. 1234-r of August 28, 2003, gas prices will be regulated by way of setting price caps. This method is intended to motivate producers to cut costs and to ensure the predictability of tariff levels in the medium term. The Energy Strategy states that, since gas prices will be increased according to this method, electricity tariffs will need to be increased accordingly so as to cover the increase of fuel prices and to provide an acceptable rate of return in the power sector as costs are increased. At the same time, increases in electricity tariffs should be restrained as they significantly influence the rate of inflation and the rate of economic development.

The Energy Strategy provides for a scenario under which gas prices will be increased through 2006 to USD 36-39 per thousand cubic meters with an increase of electricity tariffs for industrial consumers of up to USD cents 3.2-3.6 per kWh. In subsequent periods, the prices will depend upon the overall state of the gas market and levels of gas production.

Significant future gas price increases are likely to have a significant impact on the potential profitability of RAO UES and the Gencos to the extent they use natural gas as fuel for generating electricity and thermal energy.

Licensing

The Federal Law on Licensing of Certain Types of Activities No. 128-FZ of August 8, 2001 (the "Licensing Law"), among other Russian laws and regulations, establishes those business activities requiring licenses and the procedures for issuing the relevant licenses. Under the Licensing Law, the Gencos are required to obtain numerous licenses, authorizations and permits from various Russian governmental authorities, including licenses for the following activities:

- the use and storage of materials and the operation of industrial facilities, that are potentially explosive, flammable or otherwise dangerous; and
- the installation, repair and maintenance of fire safety devices.

As part of their obligations under licensing regulations and the terms of their licenses and permits, the Gencos must comply with numerous industrial standards, employ qualified personnel, maintain equipment and ensure a system of quality controls, monitor operations, and make appropriate filings.

Russian authorities responsible for issuing such licenses include the Federal Service on Ecological, Technological and Nuclear Supervision (Rostekhnadzor) and the Ministry of the Russian Federation on Civil Defense Matters, Emergencies and Elimination of Consequences of Natural Disasters (MChS).

Failure to comply with the licensing regulations may result in the suspension or termination of licenses and permits. Depending on the nature of the non-compliance, failure to comply may result in administrative and civil liability for the Company and/or its employees as well as criminal liability for employees. The Company may be required to make significant expenditures to eliminate violations of licenses or to remedy damages caused by such violations. The Russian Civil Code provides that the licensing authorities may also bring an action in court to liquidate any company that fails to obtain a necessary license prior to engaging in a licensed activity.

Competition Regulation

Competition in Russia is primarily regulated by the FAS, operating pursuant to the Law of the Russian Federation "On Protection of Competition", dated July 26, 2006 (the "Competition Law"). Under the Competition Law, the FAS has authority to challenge certain transactions, including mergers and acquisitions that affect competition in an industry.

In addition, the Federal Law on Natural Monopolies No. 147-FZ dated August 17, 1995, as amended (the "Law on Natural Monopolies"), sets out a regime for the regulation of natural monopolies over the distribution of electricity and heat energy, which applies to RAO UES. The Law on Natural Monopolies and governmental resolutions vest power in the FST to exercise control over:

- transactions under which a natural monopoly entity acquires title to (or rights to use) assets not related to the relevant monopolistic activity, if the value of the assets exceeds 10% of the monopoly entity's own balance sheet value;
- investments made by a natural monopoly entity in an industry not defined as a natural monopoly, if the value of such investments exceeds 10% of the monopoly entity's own balance sheet value; and
- sales, leases or other transactions under which a natural monopoly entity disposes of its own core assets related to the relevant monopolistic activity, if the value of the assets exceeds 10% of the monopoly entity's own balance sheet value.

Penalties may be imposed by the FST on any regulated natural monopoly entity that fails to comply with the law or the regulations of the FST. It may also bring actions in court for breaches of the relevant laws or regulations.

The Electric Power Industry Law has further developed the system of antimonopoly regulation and control of wholesale and retail electricity markets. The designated authority in this respect is the FAS. The FAS supervises, inter alia, the percentage of energy delivered to the wholesale market within a specific region, the re-distribution of shares of companies to participants in the wholesale electricity market (including by means of the creation of new companies or reorganization), and concerted actions of participants of wholesale or retail markets. The FAS is also authorized to control the provision of non-discriminatory access to the trading system.

The Electric Power Industry Law also sets forth that if a generating company (or generating companies acting in concert) own generating equipment representing 35% or more of the installed generating capacity within the price zone of the wholesale market, the Russian government may:

- introduce regulated prices for such generating company (companies); and/or
- effect mandatory split-up of such company (companies).

Environmental Regulation

Environmental rules and standards are regulated by a number of Russian federal laws and regulations. The Law on Environmental Protection, dated December 19, 1991 (together with accompanying laws, the "1991 Law"), is among the principal environmental laws. The 1991 Law established a "pay-to-pollute" regime administered by the Ministry of Natural Resources and local authorities. This regime has been extended by the Federal Law on Protection of the Environment, dated January 10, 2002 (the "2002 Law"). Fees are assessed for both pollution within agreed limits with respect to emissions and effluents and for pollution in excess of these limits. There are additional fines for certain other breaches of environmental regulations. The 1991 Law contains an obligation to make compensatory payments for all environmental losses caused by pollution. In the event of a dispute concerning losses caused by breaches of environmental laws and regulations, the prosecutor's office or other authorized governmental bodies may file a suit; there is no private right of action. Courts may impose clean-up obligations in lieu of or in addition to imposing fines.

Under the 2002 Law, all matters relating to the protection of the environment in Russia were referred to the State Service for Control of Use of Natural Resources ("Rosprirodnadzor"). Rosprirodnadzor exercises broad authority and control over the exploration and use of all natural resources.

CERTAIN TAX CONSEQUENCES

Notwithstanding the summary descriptions contained in this Information Statement, holders of RAO UES Shares and RAO UES DSs should consult with their own tax advisors concerning the overall tax consequences of the Spin-offs.

Russian tax consequences for RAO UES, Holdcos and Gencos

Under the Tax Code, the transfer of Genco Shares from RAO UES to the Holdcos within the spin-offs and their further transfer from the Holdcos to the Gencos within the mergers of the Holdcos into the Gencos should not trigger profits tax obligations for RAO UES, the Holdcos and the Gencos, as these transactions are covered by the specific provision established for corporate reorganizations under Russian tax legislation. The transfer of the Genco Shares from RAO UES to the Holdcos within the Spin-offs and their further transfer from the Holdcos to the Gencos within the mergers of the Holdcos to the Gencos should not be subject to VAT and other Russian taxes under the Tax Code either.

The subsequent distribution of Genco Shares to RAO UES shareholders should not trigger Russian profits tax and VAT for the Gencos to the extent such distribution is regarded as accomplished within the framework of the Spin-offs and exempt from taxation under the Tax Code specific provision relating to the corporate reorganization. Should such technical position be challenged by the FSFM and/or the official governmental agencies including tax authorities this may lead to unfavorable tax treatment of the corresponding distribution for the Gencos. Expenses incurred by RAO UES in respect of the redemption of its shares will establish the acquisition cost of so called "treasury shares" and will not impact the profits tax base of RAO UES until the subsequent sale of these shares.

Upon the state registration the Holdcos shall be subject to general tax compliance procedures and rules established by tax law as well as the tax authorities audits. Meanwhile, the Tax Code does not provide specific tax compliance and tax audit rules in a situation where state registration of entities set up as a result of the Spin-offs (the Holdcos) is followed by the immediate state registration of their mergers into other entities. Such legislative uncertainty may lead to additional tax administration issues for the Gencos which will be recognized as the Holdcos' successors for tax purposes.

Russian tax consequences for shareholders of RAO UES

General

The following is a summary of certain Russian tax consequences for the "resident" and "non-resident holders" (as defined below) of RAO UES Shares and RAO UES DSs relating to the spin-offs and the exercise of redemption rights. The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by regional, municipal or other non-federal level authorities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief under specific double tax treaties.

For purposes of this summary, a "resident holder" means (1) a natural person, physically present in the Russian Federation for 183 calendar days or more in a calendar year or from year 2007, more than 183 calendar days in 12 consecutive months or (2) a legal entity, organized under Russian law. Moreover, unless otherwise stated, for the purposes of this summary a "resident holder" means also a legal person or organization, in each case not organized under Russian law, that holds RAO UES Shares or RAO UES DSs through a permanent establishment in Russia.

For purposes of this summary, a "non-resident holder" means (1) a natural person, physically present in the Russian Federation for less than 183 calendar days in a calendar year or from year 2007, less than 183 calendar days in 12 consecutive months or (2) a legal person or organization, in each case not organized under Russian law, that holds RAO UES Shares or RAO UES DSs other than through a permanent establishment in Russia.

If a person is simultaneously a resident of two states, his residence status should be determined according to the appropriate tax treaty.

The Russian tax rules applicable to financial instruments such as the RAO UES DSs are uncertain and official interpretive guidance is limited. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with a more developed capital market and tax system. The interpretation and application of these tax provisions will in practice rest substantially with local tax inspectors.

For Russian tax purposes, it is unclear under the applicable federal legislation if a holder of a RAO UES DS will be treated as the holder of the underlying RAO UES Shares because of the absence of any interpretative guidance on the beneficial ownership concept in Russia and the fact that the Depositary (and not the holders of the DSs) is the legal holder of the shares under Russian law. Although Russian Ministry of Finance have issued a number of private clarifications that treat holders of American depositary shares as direct holders of the underlying shares for Russian tax purposes and for application of international tax treaties provided that they confirm their beneficial ownership rights, in the absence of any official clarification from the Russian tax authorities on the application of relevant double tax treaties there is a risk that application of the corresponding double tax treaties towards ADRs holders will be disallowed by the Russian tax authorities, including local tax inspectors.

This summary assumes that non-resident holders of RAO UES DSs will be treated as non-resident holders of RAO UES Shares for Russian tax purposes. References below to RAO UES Shares should be understood to refer as appropriate to RAO UES Shares that are held directly, as well as those RAO UES Shares the ownership of which is represented by RAO UES DSs.

Tax Consequences Relating to the Exercise of Redemption Rights

As discussed above, RAO UES shareholders entitled to vote and who either vote against the Spin-offs or do not vote on the transactions, may elect to have RAO UES redeem their RAO UES Shares if the Spin-offs are approved. The sub-section below reflects relevant Russian tax treatment for those holders of RAO UES Shares who exercise their redemption rights.

Resident holders

Individuals

RAO UES believes that the redemption of RAO UES Shares by RAO UES should be treated as sale of shares in Russia and this summary outlines the tax consequences if the redemption of RAO UES Shares under the Spin-offs is in fact treated in this way.

Capital gains arising from the sale, exchange or other disposition of Shares by individuals who are Russian resident holders must be declared on the holder's annual tax declaration and are subject to personal income tax at a rate of 13%.

The tax base in respect of sale of the securities by an individual is calculated as sale proceeds less documentary confirmed expenses related to purchase of these securities (including cost of securities and expenses associated with purchase, keeping and sale of these securities). Under the currently effective law if it is impossible to confirm the expenses with the appropriate documents then such individual can decrease the tax base with the property deduction: (i) if the individual owned the securities for less than three years, the property deduction is provided to the extent of income from the sale of those securities, but cannot exceed RUR 125,000; and (ii) if the ownership period is three years or more, the property deduction is provided to the extent of income from the securities sale. However, practical application of these provisions is currently rather unclear and investors should take independent tax advice with respect to tax consequences of receipt of proceeds from disposal of securities. Please note that with the effect from January 1, 2007 application of property deduction with regard to operations of individuals with securities will be abolished. Therefore with the effect from January 1, 2007 only documentary confirmed expenses may be claimed for deduction against proceeds from sale of securities.

Legal entities

Capital gains arising from the disposition (including redemption) of the shares by a Russian resident holder that is a legal entity or organization will be taxed at the regular Russian profits tax rate of 24%. Russian tax legislation contains the requirement that profit arising from operations with securities quoted on a stock exchange must be calculated and accounted for separately from profit from operations with securities that are not quoted on a stock exchange and from operating profit. As RAO UES Shares are quoted on a stock exchange, Russian resident holders that are legal entities or organizations may be able to apply losses arising in respect of the shares only to offset capital gains, or as a carry forward to offset future capital gains, from the sale, exchange or other disposition of securities quoted on a stock exchange. Special tax rules apply to Russian legal entities that hold a dealer license.

Non-resident holders

Individuals

Where non-resident holders who are individuals elect to have RAO UES redeem their RAO UES Shares, proceeds from the sale of RAO UES Shares by such holders (subject to any available tax treaty relief) will be subject to a 30% Russian personal income tax on the gross amount of proceeds received minus documentary supported expenses, including the cost of acquisition.

Although cost of acquisition of shares can be deducted against sales proceeds for personal income tax purposes, specific tax deductions stipulated in the Russian Tax Code for resident individuals are not available for non-resident individuals, irrespective of the tenure of shares.

Under certain tax treaties between Russia and other countries, including the treaties with the United States and the United Kingdom, holders of RAO UES Shares may be eligible for exemption from Russian taxation of proceeds received from the redemption of shares (see "Tax Treaty Relief — non-resident holders" below).

As discussed above, there is a risk that treaty relief will not be available for holders of RAO UES DSs.

Holders of RAO UES Shares should consult with their own tax advisors concerning application of a relevant double tax treaty.

Legal entities

Under Russian tax legislation, non-resident holders of RAO UES Shares that are legal entities and that elect to have RAO UES redeem their RAO UES Shares will be exempt from Russian taxation on the proceeds received, provided that 50% or more of RAO UES' assets are not considered to be real property as defined in Russian civil legislation.

If more than 50% of RAO UES' assets consist of real property at the time of the redemption, the proceeds received from the redemption of RAO UES Shares by RAO UES (subject to any available treaty relief) will be subject to Russian income tax and RAO UES will be required to withhold an amount equal to 24% of any holder's gain in the case where the holder is able to document the costs connected with acquisition of the RAO UES Shares or otherwise 20% of the gross proceeds from the exercise of redemption rights where the holder fails to provide documents to support the costs connected with acquisition.

Under certain tax treaties between Russia and other countries, including the treaties with the United States and the United Kingdom, holders of RAO UES Shares may be eligible for exemption from Russian taxation of proceeds received from the redemption of shares (see "Tax Treaty Relief — non-resident holders" below).

As discussed above, there is a risk that treaty relief will not be available for holders of RAO UES DSs.

Holders of RAO UES Shares should consult with their own tax advisors concerning application of a relevant double tax treaty.

Sale of RAO UES Shares by the Depositary (both for individuals and legal entities)

In the event that the Regulation S GDR Facilities are not established within 90 calendar days of the applicable Reorganization Date, in certain circumstances, holders of record of the RAO UES DSs may become entitled to receive cash in lieu of receiving Genco Shares, and it is expected that the Depositary will, as soon as reasonably practicable, sell any such Genco Shares and deliver the corresponding cash proceeds to such holders.

Legal entities

Non-resident holders that are legal entities and that receive proceeds from the sale of Genco Shares by the Depositary will be exempt from Russian taxation on proceeds received, provided that 50% or more of Gencos' assets are not real property as defined in Russian civil legislation.

Alternatively, if more than 50% of Gencos' assets consist of real property, gain/proceeds received from the sale (subject to any treaty relief) should be subject to Russian profits tax/withholding tax. In case the purchaser of the shares is a Russian resident entity, the income tax should be withheld at the source of payment at the amount equal to 24% of any holder's gain in the case where the holder is able to document the costs connected with acquisition of the RAO UES Shares or otherwise 20% of the gross proceeds from the sale where the holder fails to provide documents to support the costs connected with acquisition.

Currently Russian tax law does not provide for a practical mechanism for paying the tax in case the sale is executed between two non-residents, while gains/proceeds from such a sale are still technically subject to the same tax treatment as described above.

Individuals

Where non-resident holders that are individuals receive proceeds from the sale of Genco Shares from a source within Russia, the gross amount of the proceeds minus any available deductions, including the cost of acquisition, will be subject to a 30% Russian personal income tax.

In the absence of a clear definition of what constitutes income from sources within Russia in the case of the sale of securities, there is a risk that income from the disposal of Russian securities may be considered by the tax authorities as received from Russian source, whether the purchaser is a Russian resident entity or not.

Tax treaty relief — non-resident holders

Russia has concluded tax treaties with a number of countries which may entitle foreign holders of RAO UES Shares or of Genco Shares to a reduced rate of taxation or exemption from Russian taxation on amounts that would otherwise be taxable in Russia. This sub-section discusses issues related to reduced rates of taxation on disposal of RAO UES Shares or Genco Shares and to obtaining treaty benefits, if it is considered that more than 50% of the total assets relate to real property as defined by Russian civil law.

Notwithstanding the foregoing, treaty relief may not be available to non-resident holders of DSs because of the absence of any interpretative guidance on the beneficial ownership concept in Russia and the fact that the Depositary (and not the holders of the DSs) is the legal holder of the shares under Russian law.

Advance tax clearance

Where proceeds from the disposition of the shares are received by a non-resident holder, whether an individual or a legal entity or organization, from a Russian source, in order to enjoy the benefits of an applicable double tax treaty, documentary evidence is required to confirm the applicability of the double tax treaty under which benefits are claimed. Currently, a holder would need to provide to the payer a certificate of tax residence issued by the competent tax authority of the relevant treaty country.

In addition, an individual must provide appropriate documentary proof of tax payments outside of Russia on income with respect to which treaty benefits are claimed. Because of uncertainties regarding the form and

procedures for providing such documentary proof, individuals in practice may not be able to obtain treaty benefits on receipt of proceeds from a source within Russia.

Refund of tax withheld

For a holder which is not an individual and for which double tax treaty relief is available, advance treaty relief may be available, subject to the requirements and conditions of the laws of the Russian Federation. If double tax treaty relief is available, and Russian withholding tax on income was withheld at the source of payment, a claim for refund of such tax can be filed within three years from the end of the tax period in which the tax was withheld.

For an individual holder for which double tax treaty relief is available, if Russian withholding tax on income was withheld by the source of payment, a claim for refund of such tax may be filed within one year after the end of the year in which the tax was withheld.

The Russian tax authorities may, in practice, require a wide variety of documentation confirming the right to benefits under a double tax treaty. Such documentation, in practice, may not be explicitly required by the Russian Tax Code.

Obtaining a refund of Russian tax withheld may be a time consuming process and can involve considerable practicable difficulties.

Russian Tax Consequences of the Receipt of Genco and Holdco Shares by RAO UES Shareholders

Resident and non-resident holders

Legal entities

Resident and non-resident holders that are legal entities should not recognize income for Russian profits tax purposes on the receipt of Holdco Shares provided receipt of such shares is regarded as accomplished within the framework of the Spin-offs and exempt under the Tax Code specific provision relating to corporate reorganizations.

Cost of acquisition (tax basis) of Holdco Shares for the shareholder will be determined based on the cost of RAO UES shares in the shareholder's tax accounting and proportion of assets allocation between RAO UES and Holdcos.

The acquired shares of the Gencos will be accounted for in the tax books of the shareholder at the cost of the Holdco Shares.

Individuals

Resident and non-resident holders that are individuals will not recognize income for Russian tax purposes on the receipt of the Holdco and Genco Shares provided receipt of such shares is regarded as accomplished within the framework of the Spin-offs and exempt under the Tax Code specific provision relating to corporate reorganizations.

United States Federal Income Taxation

The following is a general summary of certain U.S. federal income tax considerations relating to (i) the Spin-offs; (ii) the sale by the Depositary of Genco Shares (the "Cash-Out") and the distribution of the net cash proceeds thereof to each U.S. Holder (as defined below) of UES DSs that fails to certify that it is a Non-U.S. Holder for purposes of applicable U.S. securities laws; (iii) the exercise of redemption rights by U.S. Holders (as defined below) of RAO UES Shares or RAO UES DSs; and (iv) the ownership and disposition of Genco Shares or Genco GDSs by U.S. Holders (as defined below). This summary applies only to U.S. Holders who hold their RAO UES Shares, RAO UES DSs, Genco Shares and Genco GDSs as capital assets and applies only if the Spin-offs occur in the manner described in this Information Statement and are not subsequently invalidated. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"),

U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof and the income tax treaty between the United States of America and the Russian Federation (the "Tax Treaty"), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who hold or acquire the RAO UES Shares, RAO UES DSs, Genco Shares or Genco GDSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a "functional currency" other than the U.S. dollar, persons that own (or are deemed to own) 10% or more (by voting power) of RAO UES stock or the stock of either Genco, or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this summary, the term "U.S. Holder" means a beneficial owner of RAO UES Shares, RAO UES DSs, Genco Shares or Genco GDSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date.

If an entity treated as a partnership for U.S. federal income tax purposes holds RAO UES Shares, RAO UES DSs, Genco Shares or Genco GDSs, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and the partner. Any such entity should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners of the Cash-Out, the exercise of redemption rights by U.S. Holders of RAO UES Shares or RAO UES DSs, and the Spin-offs and the ownership and disposition of Genco Shares or Genco GDSs.

U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO (I) THE SPIN-OFFS; (II) THE CASH-OUT; (III) THE EXERCISE OF REDEMPTION RIGHTS OF RAO UES SHARES OR RAO UES DSs; AND (IV) THE OWNERSHIP AND DISPOSITION OF GENCO SHARES OR GENCO GDSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS.

EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS INFORMATION MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER U.S. FEDERAL TAX LAW; (B) ANY SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

Treatment of the RAO UES DSs and the Genco GDSs

A U.S. Holder of RAO UES DSs or Genco GDSs should be treated for U.S. federal income tax purposes as the owner of the U.S. Holder's proportionate interest in the RAO UES Shares or Genco Shares, as applicable, held by the Depositary (or its custodian) that are represented and evidenced by such DSs. Accordingly, any deposit or withdrawal of the RAO UES Shares or Genco Shares by a U.S. Holder in exchange for the RAO UES DSs or Genco GDSs should not result in the realization of gain or loss to the U.S. Holder for U.S. federal income tax purposes. References below to "RAO UES Shares" or "Genco Shares" should be

understood to refer as appropriate to RAO UES Shares or Genco Shares that are held directly, as well as those shares the ownership of which is represented by RAO UES DSs or Genco GDSs. References below to Shares should be understood to refer as appropriate to RAO UES Shares, RAO UES DSs, Genco Shares or Genco GDSs.

Distributions on Shares

Subject to the discussion below under "— Passive Foreign Investment Company Considerations," a U.S. Holder that receives a distribution with respect to its Shares generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Russian tax withheld from such distribution) to the extent of the earnings and profits (as determined for U.S. federal income tax purposes) of RAO UES or either Genco. To the extent the amount of such distribution exceeds such current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in its Shares and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale or exchange of such Shares. The Company has not maintained and does not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder that receives a distribution with respect to its Shares may be required to report the entire amount of the distribution as a taxable dividend unless the Holder is able to demonstrate such distribution is not paid out of current and accumulated earning and profits (as determined for U.S. federal income tax purposes). Each U.S. Holder should consult its own tax adviser with respect to the appropriate U.S. federal income tax treatment of any distribution on the shares in its particular circumstances.

The U.S. dollar value of any distribution on Shares made in a non-U.S. currency should be calculated by reference to the exchange rate between the U.S. dollar and such non-U.S. currency in effect on the date of receipt of such distribution by the U.S. Holder or, in the case of Shares represented and evidenced by DSs, by the Depositary, respectively, regardless of whether the non-U.S. currency so received is in fact converted into U.S. dollars. If the non-U.S. currency so received is converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the non-U.S. currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in such non-U.S. currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of such non-U.S. currency generally will be treated as ordinary income or loss to the U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Distributions on Shares that are treated as dividends generally will constitute income from sources outside the United States and will be categorized for U.S. foreign tax credit purposes as "passive income" or, in the case of some U.S. Holders, as "financial services income" (or, for taxable years beginning after December 31, 2006, as "passive category income," or, in the case of some U.S. Holders, as "general category income"). Such dividends will not be eligible for the "dividends received" deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Russian tax withheld, if any, from distributions received in respect of the Shares. If Russian tax is withheld at a rate in excess of the rate applicable to a U.S. Holder under the Tax Treaty, the U.S. Holder may not be entitled to a foreign tax credit for the excess amount. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for non-U.S. tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) through taxable years beginning on or before December 31, 2010 from "qualified foreign corporations" generally qualify for a 15% reduced maximum tax rate so long as certain holding period requirements are met. Dividends paid on the Shares should qualify for the reduced rate if the issuer of the Shares is treated as a qualified foreign corporation. A non-U.S. corporation (other than a passive foreign investment company with respect to a U.S. Holder) generally will be considered to be a qualified foreign corporation if it is eligible for

the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. The Tax Treaty as currently in effect meets these requirements. However, because the Treasury Department has not yet issued guidance concerning when a non-U.S. corporation is eligible for the benefits of an applicable income tax treaty, no assurance can be given that the Company or either Genco will be treated as a qualified foreign corporation for such purpose. Accordingly, no assurance can be given that such reduced rate will apply to dividends paid on the Shares held by a U.S. Holder. Special rules apply for purposes of determining the recipient's investment income (which limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer should consult its own tax adviser regarding the possible applicability of the reduced tax rate and the related restrictions and special rules.

Sale, Exchange or Other Disposition of the Shares

Subject to the discussion below under "— Passive Foreign Investment Company *Considerations*," a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of the Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such Shares. Such capital gain or loss generally will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale, exchange or other disposition, Shares were held by the U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes. As discussed above under "— Russian Tax Consequences for Shareholders of RAO UES — Sale of the Genco Shares by the Depositary", gain realized on the sale, exchange or other disposition of the Shares by a U.S. Holder may be subject to Russian taxes. U.S. Holders should consult their own tax advisers concerning their ability to credit such Russian taxes against their U.S. federal income tax liability in their particular situation.

A U.S. Holder that receives non-U.S. currency from a sale, exchange or other disposition of the Shares generally will realize an amount equal to the U.S. dollar value of such non-U.S. currency on the settlement date of such sale, exchange or disposition if (i) the U.S. Holder is a cash basis or electing accrual basis taxpayer and the Shares are treated as being "traded on an established securities market" or (ii) such settlement date is also the date of such sale, exchange or disposition. If the non-U.S. currency so received is converted into U.S. dollars on the settlement date, the U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the non-U.S. currency so received is not converted into U.S. dollars on the settlement date, the U.S. Holder will have a basis in such non-U.S. currency equal to its U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the non-U.S. currency generally will be treated as ordinary income or loss to the U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Each U.S. Holder should consult its own tax adviser regarding the U.S. federal income tax consequences of receiving non-U.S. currency from a sale, exchange or other disposition of the Shares in cases not described in the first sentence of this paragraph.

The Spin-offs

For U.S. federal income tax purposes, the U.S. Holder's ownership of Holdco Shares that are distributed pursuant to the Spin-offs should be disregarded and the transactions comprising the Spin-offs should be treated as a distribution of Genco Shares to the holders of RAO UES Shares. Since neither of the Spin-offs will qualify as a tax-free distribution under Section 355(a) of the Code, the distribution of Genco Shares received by a U.S. Holder with respect to its RAO UES Shares on the Reorganization Date generally will be treated as a distribution from RAO UES for U.S. federal income tax purposes. Subject to the discussion below under "— Passive Foreign Investment Company Considerations", the tax consequences to the U.S. Holder of the Spin-offs generally will be as described above in "— United States Federal Income Taxation — Distributions on the Shares".

A U.S. Holder's aggregate tax basis in the Genco Shares received in the Spin-off will equal the fair market value of such Genco Shares on the date of receipt by the U.S. Holder or the Depositary, respectively, and the U.S. Holder's holding period for such Genco Shares will begin the day after the Spin-offs.

The Cash-out

Although not free from doubt, for U.S. federal income tax purposes the Cash-out should be treated as a sale of Genco Shares by each U.S. Holder of the DSs that fails to certify that it is a Non-U.S. Holder for purposes of applicable U.S. securities laws. Subject to the discussion below under "— Passive Foreign Investment Companies", a U.S. Holder generally will recognize short-term capital gain or loss for U.S. federal income tax purposes on the sale of the Genco Shares in an amount equal to the difference, if any, between the amount received for the Genco Shares and the U.S. Holder's adjusted tax basis in such Genco Shares. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes. As described above under "— Sale, Exchange or Other Disposition of Shares", the U.S. Holder may also recognize foreign currency gain or loss in respect of non-U.S. currency that the Depositary received from the sale of Genco Shares pursuant to the Cash-out.

There can be no assurance that the U.S. Internal Revenue Service (the "IRS") will agree with the conclusion that the Cash-out should be treated as a sale of Genco Shares. If the Cash-out is not treated as a sale of Genco Shares, the entire distribution of cash received by a U.S. Holder with respect to RAO UES Shares in the Cash-Out would be treated for U.S. federal income tax purposes as a distribution from RAO UES with respect to its Shares. Subject to the discussion below under "— Passive Foreign Investment Company Considerations," the tax consequences to the U.S. Holder generally will be as described above in "— Distributions on the Shares" above.

Each U.S. Holder should consult its own tax adviser with respect to the appropriate U.S. federal income tax treatment of any distribution on the RAO UES Shares in its particular circumstances.

Tax Consequences of the Redemption of RAO UES Shares

Subject to the discussion below under "— Passive Foreign Investment Company Considerations," the payment that a U.S. Holder of RAO UES Shares receives upon the redemption of some or all of its RAO UES Shares pursuant to the exercise of its redemption rights will generally be treated as a payment received in exchange for the redeemed RAO UES Shares for U.S. federal income tax purposes, provided that the payment meets at least one of the following requirements (the "Exchange Requirements"):

- the payment is not "essentially equivalent to a dividend" as determined for U.S. federal income tax purposes;
- the payment is "substantially disproportionate" with respect to the U.S. Holder for U.S. federal income tax purposes; or
- the payment results in a "complete termination" of the U.S. Holder's interest in RAO UES Shares.

In determining whether any of the Exchange Requirements apply, RAO UES Shares considered to be owned by the U.S. Holder by reason of certain attribution rules must be taken into account.

If the payment a U.S. Holder receives in redemption of its RAO UES Shares satisfies any of the Exchange Requirements, the U.S. Holder generally will be treated as selling it redeemed RAO UES Shares for the amount of such payment. The tax consequences to the U.S. Holder generally will be described in "— Sale, Exchange or Other Disposition of the Shares" above.

If the payment a U.S. Holder receives in redemption of its RAO UES Shares does not satisfy any of the Exchange Requirements, then the entire amount received (i.e., without any offset for the U.S. holder's tax basis in the redeemed RAO UES Shares) will be treated as a distribution from RAO UES for U.S. federal income tax purposes. The tax consequences to the U.S. Holder generally will be described in "Certain Tax Consequences — United States Federal Income Taxation — Sale, Exchange or Other Distributions on the Shares" above.

As discussed above under "— Russian Tax Consequences for shareholders of RAO UES", gain realized on the redemption of the RAO UES Shares by a U.S. Holder may be subject to Russian taxes. U.S. Holders should consult their own tax advisers concerning their ability to credit such Russian taxes against their U.S. federal income tax liability in their particular situation.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the redemption of their RAO UES Shares.

Sale of Genco Shares by the Depositary

As discussed above under "— The Regulation S GDR Facilities", if the Regulation S GDR Facilities are not established within 90 calendar days of the applicable Reorganization Date, it is expected that the Depositary will sell any Genco Shares held by the Depositary, and deliver the net proceeds of the sale to the holders of the Genco GDSs with respect to the Depositary's sale of Genco Shares.

A U.S. Holder generally will recognize short-term capital gain or loss for U.S. federal income tax purposes with respect to the Depositary's sale of Genco Shares in an amount equal to the difference, if any, between the amount received for the Genco Shares and the U.S. Holder's adjusted tax basis in such Genco Shares. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes. As described above under "— Sale, Exchange or Other Disposition of Shares," the U.S. Holder may also recognize foreign currency gain or loss in respect of non-U.S. currency that the Depositary received from the sale of Genco Shares pursuant to the Cash-out.

Passive Foreign Investment Company Considerations

The Company has not determined and does not intend to determine whether it or either of the Gencos is or expects to become a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. Whether the Company or either Genco is treated as a PFIC is a determination made annually at the end of each taxable year in a U.S. Holder's holding period in the Shares of the relevant company. Since this determination is dependent upon a number of factors, some of which are beyond the Company and the Genco's control, including the value of the assets of, and the amount and type of income of, the relevant company, and because the Company has not determined whether it was a PFIC for any previous taxable year, there can be no assurance that the Company has not been or that it or either Genco is not or will not become a PFIC. If the Company has been or is a PFIC in any year, or if either Genco is a PFIC in any year, U.S. Holders could suffer adverse consequences as discussed below.

In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is "passive income" or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, gains from securities transactions and from the sale or exchange of property that gives rise to passive income, and gains from certain transactions in commodities. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) (a "25% Subsidiary") is taken into account.

The discussion under "— Passive Foreign Investment Company Considerations" describes certain U.S. federal income tax consequences that would apply if the Company and the Gencos are PFICs. U.S. Holders should consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in a PFIC.

Distributions on the Shares

If the Company is or was a PFIC in any year during which a U.S. Holder owns or owned the RAO UES Shares, the U.S. Holder could be liable for additional taxes and interest charges as described below upon "excess distributions" (as defined below) that the Company makes or is deemed to make, including in

connection with the Spin-off, the Cash-Out, the Redemption of RAO UES Shares, or upon a sale, exchange or disposition of the RAO UES Shares, whether or not the Company is or continues to be a PFIC. If either Genco is a PFIC in any year during which a U.S. Holder owns the Genco Shares, the U.S. Holder could be liable for additional taxes and interest charges as described below upon "excess distributions" (as defined below) by such Genco or upon a sale, exchange or other disposition of such Genco Shares at a gain, whether or not such Genco continues to be a PFIC.

If a U.S. Holder does not validly make a QEF election (as described below) or a mark-to-market election (as described below) in respect of its Shares, the U.S. Holder will be subject to special rules with respect to any "excess distribution" made by the issuer of Shares. An "excess distribution" is generally the excess of (i) all distributions to the U.S. Holder on its Shares during such taxable year over (ii) 125 percent of the average annual distributions to the U.S. Holder on its Shares during the preceding three taxable years (or shorter period during which such U.S. Holder held its Shares). The tax payable by a U.S. Holder on an excess distribution with respect to a Share will be determined by allocating such excess distribution ratably to each day of the U.S. Holder's holding period for the Share. The amount of excess distribution allocated to the taxable year of the excess distribution, or to any portion of the U.S. Holder's holding period prior to the first taxable year for which the issuer of the Share was a PFIC, will be included as ordinary income for the taxable year of such distribution. The amount of excess distribution allocated to any other period included in the U.S. Holder's holding period cannot be offset by any net operating losses of the U.S. Holder and will be taxed at the highest marginal rates applicable to ordinary income for each such period and, in addition, an interest charge will be imposed on the amount of tax for each such period. Furthermore, the amount of excess distribution not includable in income in the taxable year of such distribution will not be included in determining the amount of the total excess distribution for any subsequent taxable year.

To the extent a distribution in respect of the Shares does not constitute an excess distribution to a U.S. Holder, the U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) of the issuer of the Shares that are not allocated to excess distributions. To the extent the amount of such distribution exceeds such current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder's adjusted tax basis in its Shares and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale or exchange of such Shares (which gain should be treated as an excess distribution and be subject to tax consequences relating to an excess distribution described above). The Company has not maintained and does not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. Each U.S. Holder should consult its own tax adviser with respect to the appropriate U.S. federal income tax treatment of any distribution on the Shares.

The U.S. dollar value of any distribution on Shares made in a non-U.S. currency should be calculated by reference to the exchange rate between the U.S. dollar and such non-U.S. currency in effect on the date of receipt of such distribution by the U.S. Holder, or, in the case of Shares represented and evidenced by DSs, the Depositary, regardless of whether the non-U.S. currency so received is in fact converted into U.S. dollars. If the non-U.S. currency so received is converted into U.S. dollars on the date of receipt, such U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the non-U.S. currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in such non-U.S. currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of such non-U.S. currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Distributions on Shares that are treated as dividends generally will constitute income from sources outside the United States and will be categorized for U.S. foreign tax credit purposes as "passive income" or, in the case of some U.S. Holders, as "financial services income" (or, for taxable years beginning after December 31, 2006, as "passive category income" or, in the case of some U.S. Holders, as "general category income"). Such dividends will not be eligible for the "dividends received" deduction generally allowed to corporate

shareholders with respect to dividends received from U.S. corporations or for the reduced tax rate applicable to "qualified dividend income" of non-corporate taxpayers.

Sale, Exchange or Other Disposition of Shares

A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition (including, without limitation, gain with respect to certain transfers upon death, gifts and pledges) of the Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and such U.S. Holder's adjusted tax basis in its Shares. Any such gain generally will be treated as an excess distribution subject to the tax consequences relating to an excess distribution described above under "— Distributions". Any such loss generally will be treated as a capital loss. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

A U.S. Holder that receives non-U.S. currency from a sale, exchange or other disposition of Shares generally will realize an amount equal to the U.S. dollar value of such non-U.S. currency on the settlement date of such sale, exchange or disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and Shares are treated as being "traded on an established securities market" for this purpose or (ii) such settlement date is also the date of such sale, exchange or disposition. If such non-U.S. currency so received is converted into U.S. dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If such non-U.S. currency so received is not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in such non-U.S. currency equal to its U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such non-U.S. currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. A U.S. Holder should consult its own tax adviser regarding the U.S. federal income tax consequences of receiving non-U.S. currency from a sale, exchange or other disposition of Shares in cases not described in the first sentence of this paragraph.

Tax Basis Upon Death

A person who acquires Shares in a PFIC from a deceased U.S. Holder generally will be denied the step-up of the tax basis for U.S. federal income tax purposes to fair market value at the date of the U.S. Holder's death, which would otherwise be available with respect to a decedent dying in any year other than 2010. Instead, such person will have a tax basis equal to the lower of such fair market value or the U.S. Holder's tax basis.

Qualified Electing Fund Election

The tax consequences described above under "— Distributions on the Shares", "— Sale, Exchange or Other Disposition of Shares" and "— Tax Basis Upon Death" generally would not apply if a "qualified electing fund" ("QEF") election with respect to the issuer of the Shares were available and a U.S. Holder had validly made such an election as of the beginning of the U.S. Holder's holding period. If a QEF election were made, the U.S. Holder generally would be required to include in income on a current basis its pro rata share of the issuer's ordinary income and net capital gains. A QEF election is available to a U.S. Holder only if the issuer agrees to provide such U.S. Holder with certain information. As the Company and the Gencos do not intend to provide U.S. Holders with the required information, prospective investors should assume that a QEF election will not be available.

Mark-To-Market Election

The tax consequences relating to an excess distribution or gain with respect to Shares described above under "— Distributions on the Shares" and "— Sale, Exchange or Other Disposition of Shares" generally will not apply if a "mark-to-market" election is available and a U.S. Holder validly makes such an election as of the beginning of the U.S. Holder's holding period. If such election is made, such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis

in, the Shares at the end of each taxable year as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to the tax basis of the Shares. In addition, any gain from a sale, exchange or other disposition of the Shares will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of any net mark-to-market gains previously included in income. A mark-to-market election is available to a U.S. Holder only if the Shares are considered "marketable stock". Generally, stock will be considered marketable stock if it is "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in U.S. Treasury regulations. It is not clear whether the Shares will constitute marketable stock for this purpose. Each U.S. Holder should consult its own tax adviser with respect to the availability and tax consequences of a mark-to-market election with respect to Shares.

The Company and the Gencos may hold, directly or indirectly, interests in other entities that are PFICs. The PFIC rules described above under "— Distributions on the Shares" and "— Sale, Exchange or Other Disposition of Shares" generally will apply to direct and indirect dispositions of the Company's interests in (including dispositions by a U.S. Holder of Shares and dispositions by the Company of its interests in such entities) and excess distributions by such entities. It is not entirely clear how the consequences described above under "— Tax Basis Upon Death" or a mark-to-market election made with respect to the Company would apply with respect to the Company's interests in such entities. U.S. Holders should consult their own tax advisers regarding the tax consequences to them as a result of the Company or either Genco's direct or indirect investment in a PFIC, including the consequences of a mark-to-market election.

Backup Withholding Tax and Information Reporting Requirements

Under certain circumstances, U.S. backup withholding tax and/or information reporting may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of the Shares, unless an applicable exemption is satisfied. U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if the U.S. Holder furnishes required information to the IRS.

Reportable Transactions

A U.S. Holder that participates in any "reportable transaction" (as defined in U.S. Treasury regulations) must attach to its U.S. federal income tax return a disclosure statement on Form 8886. U.S. Holders should consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the sale, exchange or other disposition of any non-U.S. currency received as a dividend on, or as proceeds from the sale of, the Shares.

Certain United Kingdom Tax Considerations

The following is a general summary of certain United Kingdom ("U.K.") tax considerations relating to (i) the proposed Spin-offs by RAO UES, (ii) the proposed merger of Holdco Ordinary Shares and, where relevant, Holdco Preferred Shares with Genco Ordinary Shares, (iii) the redemption of RAO UES Shares and RAO UES DSs and a future disposal of the Genco Shares and Genco GDSs and RAO UES Shares and DSs, as the case may be, by UK Holders (as defined below). This summary is based on current U.K. law and practice, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the U.K. tax considerations that may be relevant to specific investors in light of their particular circumstances

or to investors subject to special treatment under U.K. law; in particular this summary does not apply to the following:

- investors who are not the absolute beneficial owners of the Shares (as defined below) and DSs;
- investors who do not hold the Shares or DSs as capital assets;
- special classes of investor such as dealers and tax-exempt investors;
- investors that are insurance companies, collective investment schemes or persons connected with RAO UES, the Holdcos or the Gencos; or
- investors that control or hold, either alone or together with one or more associated or connected persons, directly or indirectly, a 10% or greater interest in RAO UES.

Further, this summary assumes that (i) there will be no register in the U.K. in respect of the Shares or DSs; (ii) the Shares and DSs will not be held by a depositary incorporated in the U.K.; and (iii) the Shares will not be paired with shares issued by a company incorporated in the U.K.

This summary assumes that each Regulation S GDR Facility will be established within 90 calendar days of the applicable Reorganization Date. For a summary of the tax consequences for UK Holders arising from a failure to set up that system, please see the final paragraph in the section below entitled "Future disposals of DSs in RAO UES and the Gencos"

In this summary:

- "DS" means each and any of the depositary receipts over Shares in RAO UES and the Gencos as the context requires;
- "HMRC" means Her Majesty's Revenue and Customs;
- "Shares" means each and any of the RAO UES Shares, Holdco Shares and Genco Shares (whether ordinary or preferred shares) as the context requires;
- "UK Holders" means persons who are resident (and in the case of individuals, ordinarily resident and domiciled) in the U.K. for tax purposes;
- "Taxes Act" means the Income and Corporation Taxes Act 1988; and
- "TCGA 1992" means the Taxation of Chargeable Gains Act 1992.

In this summary, references to computations of any gains or losses arising from the disposal of Shares for the purposes of U.K. tax on capital gains, any acquisition expenditure or disposal proceeds that a UK Holder incurs or receives in a currency other than sterling will be converted into sterling at the rate prevailing on the date such expenditure is incurred or such disposal proceeds are received (as appropriate).

UK HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS BEFORE VOTING ON THE PROPOSED REORGANIZATION WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES AND THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE SHARES.

Taxation of RAO UES, the Holdcos and the Gencos

RAO UES intends that its affairs and the affairs of the Holdcos and the Gencos should be managed and conducted so that they do not become resident in the U.K. for U.K. tax purposes. Accordingly, and provided (as intended) that neither RAO UES, the Holdcos nor the Gencos carry on a trade in the U.K. through a permanent establishment, none of them will be subject to U.K. income tax or corporation tax on its profits other than on any U.K. source income.

Certain interest and other income received by RAO UES, the Holdcos or the Gencos which has a U.K. source may be subject to withholding taxes in the U.K.

Spin-offs

Issue of Holdco Shares

The issue by the Holdcos of their shares to the UK Holders of RAO UES Shares, or RAO UES DSs, as the case may be, following the transfer by RAO UES to the Holdcos of its shareholdings in the Gencos may be treated as a capital distribution for U.K. tax purposes. The receipt of the shares by UK Holders will be taxed differently according to whether such receipt is treated as income or capital for U.K. tax purposes, which will depend on an analysis of the effect of the receipt of the shares under Russian corporate law on a UK Holder's existing holding of RAO UES Shares or RAO UES DSs. If the correct analysis is that the distribution of the Holdco Shares is a capital distribution, that distribution should be subject to the corporation tax rules on chargeable gains for corporate UK Holders and the rules on capital gains tax for individual UK Holders.

Capital Treatment — Disposal

The receipt of the Holdco Shares may be treated as a capital distribution in respect of a UK Holder's RAO UES Shares or RAO UES DSs (as appropriate). This would constitute a deemed part disposal of the RAO UES Shares or RAO UES DSs for a consideration equal to the market value of the Holdco Shares on the date of their distribution. A UK Holder's base cost in the original RAO UES Shares or RAO UES DSs would need to be apportioned between the Holdco Shares and the RAO UES Shares or RAO UES DSs in accordance with Section 42 TCGA 1992 by reference to the respective market values of the RAO UES Shares or RAO UES DSs, and the Holdco Shares, on the date of the distribution. If such an apportionment creates a gain on the disposal, tax may be payable on that gain. The factors that will determine whether or not UK Holders must pay tax are described below in the second and third paragraphs of "— Future disposals of Shares in RAO UES and the Gencos".

Reliefs and Exemptions

UK Holders of RAO UES Ordinary Shares may be able to obtain the benefit of Section 136 TCGA 1992, which allows certain reconstructions of share capital to take place without the holder of the relevant shares disposing of them (the "Reconstruction Rules") provided certain conditions have been met. The Reconstruction Rules may apply to UK Holders of RAO UES Ordinary Shares who receive an entitlement to receive Holdco Shares equal to that which they hold in RAO UES. They may also apply to a disposal by UK Holders who hold RAO UES Ordinary Shares in depositary form provided the depositary is a nominee for the UK Holder or a bare trustee of those Shares. The Reconstruction Rules will not apply to prevent a deemed disposal by UK Holders of their RAO UES Preferred Shares. UK Holders are advised to take professional advice on whether the Reconstruction Rules apply to the Spin-offs and whether or not it is appropriate to apply to HMRC for clearance under Section 138 TCGA 1992 in relation to the proposed reorganization.

If the Reconstruction Rules do not apply to the deemed part disposal, individual UK Holders may be able to use capital losses incurred in the tax year in which the Spin-offs take place or earlier to set against any gain arising from the receipt of Holdco Shares. They may also be able to set their annual exemption against any such gain or benefit from taper relief to reduce that gain. A summary of taper relief is set out below in "— Future disposals of Shares in RAO UES and the Gencos".

Income Treatment

UK Holders should note that HMRC may not agree with the analysis that the issue of Holdco Shares is a capital transaction and may seek to treat the distribution as a receipt of income by UK Holders. In that case, the receipt of an income distribution of Holdco Shares would constitute taxable income in the hands of UK Holders. For individual UK Holders who are higher-rate taxpayers, income tax would be charged on the full amount of the distribution at the rate of 32.5%. The amount of the distribution for these purposes would be the market value of the Holdco Shares as at the date of the issue of those Shares. There would be no tax credit given for such a dividend. For corporate UK Holders, the distribution would constitute Schedule D, Case (V) income and corporation tax would be charged thereon.

Merger of Holdco Shares with Genco Shares

Issue of Genco Shares

Under the proposed merger, the Holdco Shares are cancelled and the UK Holders instead receive Shares in the Gencos. As described in the section above entitled "Spin-offs", the U.K. tax treatment depends on an analysis of the effect of the merger under Russian corporate law. As described in that section, if the receipt of Shares is treated as a capital distribution, that receipt will be subject to the corporation tax rules on chargeable gains rules for corporate UK Holders and the rules on capital gains tax for individual UK Holders.

Capital Treatment — Disposal

The receipt of the Genco Shares as a result of the merger may be treated as a capital distribution in respect of a UK Holder's Holdco Shares. This would constitute a deemed part disposal of the Holdco Shares for a consideration equal to the market value of the Genco Shares on the date of their distribution. A UK Holder's base cost in his original Holdco Shares would need to be apportioned between the Holdco Shares and the Genco Shares in accordance with Section 42 TCGA 1992 by reference to the respective market values of the Holdco Shares, and the Genco Shares, on the date of the distribution. If such an apportionment creates a gain on the disposal, tax may be payable on that gain. The factors that will determine whether or not UK Holders must pay tax are described below in the second and third paragraphs of "— Future disposals of Shares in RAO UES and the Gencos".

Reliefs and Exemptions

UK Holders of Holdco Ordinary Shares may also be able to rely on the Reconstruction Rules in Section 136 TCGA 1992, as described in the section above entitled "Spin-offs", in relation to the merger provided certain conditions have been met. The Reconstruction Rules may apply to the UK Holders of Holdco Ordinary Shares who receive an entitlement to receive Genco Shares equal to that which they hold in the Holdcos. The Reconstruction Rules may also apply to UK Holders who hold their Holdco Ordinary Shares in depositary form provided the depositary is a nominee for the UK Holder or a bare trustee of those Shares. UK Holders are advised to take professional advice on whether the Reconstruction Rules apply to the merger and whether or not it is appropriate to apply to HMRC for clearance under Section 138 TCGA 1992 in relation to the proposed reorganization.

If the Reconstruction Rules do not apply to the deemed part disposal, individual UK Holders may be able to use capital losses incurred in the tax year in which the merger takes place or earlier to set against any gain arising from the receipt of Genco Shares. They may also be able to set their annual exemption against any such gain or benefit from taper relief to reduce that gain. A summary of taper relief is set out below in "— Future disposals of Shares in RAO UES and the Gencos".

Income Treatment

UK Holders should note that HMRC may not agree with the analysis that the issue of Genco Shares is a capital transaction and may seek to treat the distribution as a receipt of income by UK Holders. In that case, the receipt of an income distribution of Genco Shares would constitute taxable income in the hands of UK Holders. For individual UK Holders who are higher-rate taxpayers, income tax would be charged on the full amount of the distribution at the rate of 32.5%. The amount of the distribution for these purposes would be the market value of the Genco Shares as at the date of the merger. There would be no tax credit given for such a dividend. For corporate UK Holders, the distribution would constitute Schedule D, Case (V) income and corporation tax would be charged thereon.

Future disposals of Shares in RAO UES and the Gencos

Capital Gains

The disposal of Shares in RAO UES (whether by sale, by redemption (as described in "The Spin-offs — Dissenting and non-voting shareholders' and DS holders' redemption rights") or otherwise) or in the Gencos

by a UK Holder at any future date following the Reorganization Date will be subject to U.K. legislation on corporation tax payable on chargeable gains for corporate UK Holders and capital gains tax for individual UK Holders.

The disposal of Shares by a corporate UK Holder may, depending on the investor's circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss. A corporate UK Holder should be entitled to an indexation allowance which applies to reduce capital gains to the extent that they arise due to inflation. Indexation allowance may reduce a chargeable gain but not create any allowable loss.

The disposal of Shares by an individual UK Holder may, depending on that individual's circumstances, give rise to a chargeable gain or allowable loss. The principal factors that will determine the extent to which any gain realized by a disposal of Shares will be subject to U.K. capital gains tax, which will be taxed at the UK Holder's highest marginal tax rate, are the extent to which the individual UK Holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the individual UK Holder has incurred capital losses in that or any earlier tax year, the level of the annual allowance of tax-free gains in that tax year (the "annual exemption") and the amount of taper relief available in relation to the disposal.

Taper Relief

Shares in RAO UES and the Gencos may be regarded as business assets for taper relief purposes if RAO UES or the Gencos, as the case may be, are "qualifying companies" by reference to the individual UK Holder. HMRC does not regard the Russian Trading System and the Moscow Interbank Currency Exchange stock exchanges as "recognised stock exchanges" and so the Shares are unlisted for taper relief purposes. Provided the Shares do qualify as business assets for taper relief purposes, the proportion of any gain realized by an individual UK Holder on the disposal of Shares that is brought into the charge to U.K. capital gains tax will be reduced by taper relief so that 50% of the gain is subject to tax if the Shares have been held by the individual UK Holder for at least one year. A further reduction of 25% of the gain is made if the individual UK Holder has held the Shares for two years. The maximum reduction available is 75% if the Shares have been held for two years or longer.

If the Shares qualify as non-business assets for taper relief purposes, the proportion of any gain realized on a disposal of those Shares that is brought into the charge to capital gains tax will be reduced by taper relief if the Shares have been held by an individual UK Holder for at least three years. A reduction of 5% of any gain is made for each whole year for which the Shares have been held in excess of two years. The maximum reduction available is 40% if the Shares have been held for ten complete years.

Annual Exemption

The annual exemption for individuals is £8,800 for the 2006-2007 tax year and, under current legislation, this exemption is, unless the U.K. Parliament decides otherwise, increased annually in line with the rate of increase in the retail price index. Investors should be aware that the U.K. Parliament is entitled to withdraw this link between the level of the annual exemption and the retail price index or even to reduce the level of the annual exemption for future tax years below its current level.

Future disposals of DSs in RAO UES and the Gencos

Capital Gains

The disposal of DSs in RAO UES or the Gencos by a UK Holder at any future date following the Reorganization Date will be subject to U.K. legislation on corporation tax on chargeable gains for corporate UK Holders and capital gains tax for individual UK Holders.

RAO UES regards the disposal of a DS as a disposal of the underlying Shares and accordingly the analysis of the taxation treatment of Shares, as described in "— Future disposals of Shares in RAO UES and the Gencos — Capital Gains", will apply equally to a disposal of DSs. This view is based on the assumption that the depositary acts as a mere nominee for the UK Holders or as a bare trustee of the Shares and therefore, for

capital gains purposes, the UK Holder would be treated as holding the Shares directly with the nominee or bare trustee being ignored.

RAO UES can give no assurance that HMRC will agree with RAO UES' view of how the disposal of the DSs should be regarded for tax purposes. HMRC may treat the disposal of a DS as a disposal of two separate assets which constitute (i) the beneficial interest in the underlying Shares and (ii) the depositary receipt itself. If HMRC do take such a view, RAO UES believes that the DSs will be regarded as having no value. There would therefore only be a gain or loss on the disposal of the Shares and not the DSs.

If the Regulation S GDR Facility is not established *within* 90 calendar days of the applicable Reorganization Date, or if UK Holders fail to give the certification required described in "The Spin-offs — Description of the Spin-offs", UK Holders of RAO UES DSs may become entitled to receive cash in lieu of receiving Genco Shares or Genco GDSs. In that case, the UK Holders of RAO UES DSs will dispose of their RAO UES DSs for capital gains tax purposes and tax may be payable thereon depending on each UK Holder's individual circumstances. For a summary of the factors that determine whether or not tax will be payable, please see "— Future disposals of Shares in RAO UES and the Gencos".

Stamp duty and Stamp Duty Reserve Tax

No U.K. stamp duty will be payable on the issue of Shares or DSs and no U.K. stamp duty should be payable on the transfer of Shares or the DSs provided that any instrument of transfer is not executed in any part of the U.K. and does not relate to any property situated or to any matter or thing done or to be done, in any part of the U.K. No U.K. stamp duty reserve tax will be payable on the issue or transfer of the Shares or the DSs.

U.K. inheritance tax

Since it is intended that the Shares and DSs will not be registered on a register in the U.K., the Shares and DSs should constitute assets located outside the U.K. for the purposes of U.K. inheritance tax. This means that on the death of an individual UK Holder, inheritance tax could be payable if, but only if, the individual UK Holder is domiciled or deemed domiciled, in the U.K. for such purposes at the time of death. Inheritance tax may also be payable in certain circumstances in relation to shares or DSs held in trust if the settlor of the trust is so domiciled, or deemed domiciled.

Other U.K. tax considerations

Individuals ordinarily resident in the U.K. should note that Chapter III of Part XVII of the Taxes Act, which contains provisions for preventing avoidance of income tax by transactions resulting in the transfer of income to persons (including companies) abroad, may render them liable to taxation in respect of any undistributed income and profits of RAO UES, the Gencos or the Holdcos.

RAO UES draws the attention of UK Holders to the potential application of Russian taxation laws in addition to U.K. taxation laws as described in the Russian tax section entitled "Tax Consequences relating to the exercise of redemption rights — Non-resident holders" and "Tax treaty relief — non-resident holders".

MARKET INFORMATION

The Gencos

The OGK-5 Shares have been listed in the "B" quotation list and are traded on RTS and MICEX. As of November 1, 2006, 30,271,685,504 OGK-5 Shares were issued and outstanding.

The table below presents the highest and lowest prices for OGK-5 Shares on RTS and MICEX for the periods indicated since trading began on September 16, 2005. Share prices are quoted in U.S. dollars on the RTS exchange and in rubles on the MICEX exchange.

For each quarter from July 1, 2005 through October 31, 2006

Year	RTS High (U.S. dollars)	RTS Low (U.S. dollars)	MICEX High (rubles)	MICEX Low (rubles)
2006				
First Quarter	0.0840	0.0640	2.31	1.56
Second Quarter	0.0830	0.0660	2.35	1.78
Third Quarter	0.0875	0.0685	2.34	1.81
October	0.0950	0.0855	2.64	2.27
2005				
Third Quarter(1)	0.0650	0.0550	1.88	1.51
Fourth Quarter	0.0600	0.0600	1.87	1.60

(1) Period begins on September 16, 2005

The TGK-5 Shares have been admitted to trading on the RTS and MICEX without a listing. As of November 1, 2006, 900,519,628,026 TGK-5 Shares were issued and outstanding.

The table below presents the highest and lowest prices for TGK-5 Shares on RTS and MICEX for the periods indicated since trading began on July 20, 2006. Share prices are quoted in U.S. dollars.

For each month from July 20, 2006 through October 31, 2006

Year	RTS High (U.S. dollars)	RTS Low (U.S. dollars)	MICEX High (rubles)	MICEX Low (rubles)
2006				
July(1)	0.00067	0.00067	—	—
August	0.00076	0.00067	—	—
September(2)	0.00078	0.00075	0.02100	0.02000
October	0.00077	0.00077	0.02200	0.01900

(1) Period begins on July 20, 2006

(2) Period begins on September 15, 2006; no data is available for the prior months

It is expected that before its Reorganization Date TGK-5 will apply for listing on a Russian stock exchange. Such listing is subject to the approval of the respective stock exchange, and there can be no assurance that the TGK-5 Shares will qualify for listing on any Russian stock exchange. The Genco Shares are being distributed in accordance with available exemptions from, or in transactions not subject to, the registration requirements or public offer rules under applicable securities laws and regulations. Subject to applicable laws and regulations, it is currently anticipated that each Genco will set up a Regulation S GDR Facility and Genco GDSs will be tradable over-the-counter in Western Europe. Non-U.S. ADS Holders and Non-U.S. GDS Holders who receive Regulation S GDSs in the Spin-offs will be required to undertake that for 90 calendar

days following the establishment of the Gencos' Regulation S GDR Facilities, they will not transfer the Genco GDSs to U.S. persons (as defined in Regulation S). See "The Spin-offs". Prices at which the Genco Shares and Genco GDSs, if any, may trade cannot be predicted. There can be no assurance as to the establishment or continuity, as the case may be, of any trading market for the Genco Shares or Genco GDSs, if any. See "Risk Factors — Risks Relating to the Genco Shares, the Genco GDSs and the Trading Market — There may only be a limited trading market for the Genco Shares and, if the Regulation S GDR Facilities are created, the Genco GDSs."

Certain U.S. securities law requirements

The Genco Shares and the Genco GDSs have not been registered under the U.S. or under any applicable state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as such terms are defined in Regulation S) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act or any applicable state securities laws.

Each holder of RAO UES Shares by virtue of voting on the Spin-offs and acquiring Genco Shares will be deemed to have acknowledged, represented to and agreed with RAO UES that either:

(1) it is not a U.S. person and is acquiring the Genco Shares for its own account or for the account of a non-U.S. person in an offshore transaction (as defined in Regulation S) pursuant to an exemption from registration provided by Regulation S, and it acknowledges and agrees that such Genco Shares may not be resold in the United States absent registration under the Securities Act and applicable state securities laws or pursuant to an exemption from the Securities Act and such laws; or

(2) (A) it is a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) or an "accredited investor"(as defined in Rule 501(a) under the Securities Act) that is not formed for the purpose of the Spin-offs and is aware (and each beneficial owner of such RAO UES Shares has been advised) that the issuance of the Genco Shares to it is being made in reliance on the exemption provided by Section 4(2) of the Securities Act; (B) it is acquiring the Genco Shares for its own account or the account of one or more persons that are qualified institutional buyers or accredited investors, respectively, as to which it exercises sole investment discretion, for investment purposes only and not with a view to any resale, distribution or other disposition in violation of any U.S. federal or state securities laws; (C) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment in the Genco Shares, and it, and each person for which it is acting, is able to bear the economic risks of such investment; (D) it has had the opportunity to ask questions and receive answers concerning the terms and conditions of the Spin-offs, and to request additional information, and has chosen to rely solely on the information contained in this Information Statement; (E) it understands that the Genco Shares issued to it will be "restricted securities" as defined in Rule 144 under the Securities Act and may not be resold in the United States absent registration under the Securities Act and applicable state securities laws or pursuant to an exemption from the Securities Act and such laws; (F) it agrees, for the benefit of RAO UES, OGK-5 and TGK-5, that, if in the future it decides to offer, resell, pledge or otherwise transfer such Genco Shares or any beneficial interest therein, any such offer, resale, pledge or transfer will be made in compliance with the Securities Act and applicable state securities laws; and (G) it agrees, for the benefit of RAO UES, OGK-5 and TGK-5, that the Genco Shares may not be deposited in any "unrestricted" depositary receipt facility that a Genco may establish.

Each holder of RAO UES DSs, by virtue of voting on the Spin-offs and acquiring Genco Shares or Genco GDSs, as the case may be, will be deemed to have acknowledged, represented to and agreed with RAO UES that it is not a U.S. person and was outside the United States at the time of receipt of the Information Statement and when voting on the Spin-offs, and will be outside the United States when receiving Genco Shares or Genco GDSs, as the case may be, and is acquiring the Genco GDSs for its own account or for the account of a non-U.S. person in an offshore transaction (as defined in Regulation S) pursuant to an exemption from registration provided by Regulation S, and it acknowledges and agrees that such Genco GDSs may not be resold in the United States absent registration under the Securities Act and applicable state

securities laws or pursuant to an exemption from the Securities Act and such laws. **Holders of RAO UES DSs who are unable to make the foregoing acknowledgements, representations and agreements will not receive Genco GDSs and, instead, will receive the net cash proceeds from the sale by the relevant Depositary of the Genco Shares they would have received had they provided such acknowledgements, representations and agreements.**

Each holder of RAO UES Shares or RAO UES DSs, by virtue of voting on the Spin-offs and acquiring Genco Shares or Genco GDSs, as the case may be, will be deemed to have acknowledged that RAO UES, OGK-5 and TGK-5 reserves the right to make inquiries of any holder of the Genco Shares or Genco GDSs at any time as to such persons' status under the U.S. securities laws and compliance with these transfer restrictions. RAO UES, OGK-5 and TGK-5 and their agents shall not be obligated to recognize any resale or other transfer of such Genco Shares or Genco GDSs or any beneficial interest therein made other than in compliance with these restrictions.

RAO UES

The RAO UES Shares have been listed in the "A" quotation list and are traded on RTS and MICEX as well as in the form of American depositary receipts and global depositary receipts traded in the United States over-the-counter and quoted on the OTC and in Western Europe.

As of September 30, 2006, 41,041,753,984 RAO UES Ordinary Shares and 2,075,149,384 RAO UES Preferred Shares were issued, including 60,576 shares held directly by RAO UES as treasury shares, and 9,199,346 RAO UES ADRs and 73,915,620 RAO UES GDRs were outstanding.

The table below presents the highest and lowest prices for RAO UES Shares on RTS and MICEX for the periods indicated. Share prices are quoted in U.S. dollars on the RTS exchange and in rubles on the MICEX exchange.

For each year from 2003 through 2005 and for the six months ended June 30, 2006

RAO UES Ordinary Shares Period	RTS High	RTS Low	MICEX High	MICEX Low
	(U.S. dollars)		*(rubles)*	
Six months ended June 30,				
2006	0.7995	0.4450	21.6950	12.6170
2005	0.4275	0.2600	12.3700	7.2600
2004	0.3542	0.2290	10.1110	6.6600
2003	0.3412	0.1080	10.4790	3.4710

RAO UES Preferred Shares Period	RTS High	RTS Low	MICEX High	MICEX Low
	(U.S. dollars)		*(rubles)*	
Six months ended June 30,				
2006	0.6850	0.3695	18.4600	10.7800
2005	0.3650	0.2387	10.5000	6.6420
2004	0.3385	0.2100	9.5600	5.6500
2003	0.3075	0.0906	9.4200	2.9680

For each quarter from January 1, 2003 through September 30, 2006 and for the month of October 2006

RAO UES Ordinary Shares Year	RTS		MICEX	
	High	Low	High	Low
	(U.S. dollars)		*(rubles)*	
2006				
First Quarter	0.7500	0.4450	20.8330	12.6170
Second Quarter	0.7995	0.5415	21.6950	15.0000
Third Quarter	0.7920	0.6175	21.1570	16.6500
October 2006	0.7560	0.7135	20.3600	18.9810
2005				
First Quarter	0.3090	0.2600	8.5600	7.2600
Second Quarter	0.3059	0.2820	8.6900	7.7800
Third Quarter	0.3875	0.2936	11.0310	8.4500
Fourth Quarter	0.4275	0.3465	12.3700	9.9250
2004				
First Quarter	0.3270	0.2900	9.3200	8.3770
Second Quarter	0.3542	0.2445	10.1110	7.1040
Third Quarter	0.2915	0.2290	8.4990	6.6600
Fourth Quarter	0.3265	0.2555	9.4910	7.1400
2003				
First Quarter	0.1431	0.1080	4.5250	3.4710
Second Quarter	0.2675	0.1298	8.0500	4.0820
Third Quarter	0.3412	0.2440	10.4790	7.5490
Fourth Quarter	0.3355	0.2181	10.0600	6.4320

RAO UES Preferred Shares Year	RTS		MICEX	
	High	Low	High	Low
	(U.S. dollars)		(rubles)	
2006				
First Quarter	0.6510	0.3695	17.6140	10.7800
Second Quarter	0.6850	0.4650	18.4600	12.6630
Third Quarter	0.7100	0.5920	18.9650	14.2680
October 2006	0.7500	0.6750	19.4000	17.0710
2005				
First Quarter	0.2806	0.2387	7.9240	6.6420
Second Quarter	0.2850	0.2590	7.9350	7.1830
Third Quarter	0.3415	0.2840	9.8400	7.8420
Fourth Quarter	0.3650	0.3100	10.5000	8.8660
2004				
First Quarter	0.3000	0.2852	8.5960	7.5160
Second Quarter	0.3385	0.2195	9.5600	6.3170
Third Quarter	0.2660	0.2100	8.0000	5.6500
Fourth Quarter	0.3007	0.2420	8.8070	6.3300
2003				
First Quarter	0.1300	0.0906	4.1420	2.9680
Second Quarter	0.2298	0.1241	7.1600	3.9320
Third Quarter	0.3075	0.2250	9.4200	6.9100
Fourth Quarter	0.2900	0.2030	8.7700	6.0500

Listing on the RTS and MICEX stock exchanges

The RTS and MICEX stock exchanges are located in Moscow. The RTS stock exchange was created in mid-1995 in order to merge uncoordinated regional markets into a single organized Russian securities market. The RTS stock exchange comprises two stock exchanges, one of which is structured as a non-commercial partnership, and the other is an open joint-stock company.

The MICEX stock exchange was created in January 1992 as a closed joint-stock company, but trading in shares began only in March 1997.

Generally, trading on RTS and MICEX takes place through automated systems, which, depending on the type of the securities traded and the exchange, are open between approximately 10.00 am and 7.00 pm (Moscow time) on every business day. Trading in securities listed on RTS and MICEX may also be carried out over-the-counter. The exchanges have a system of automatic suspension of trades in the shares of a specific issuer as a means of controlling excessive share volatility.

Exchange transactions are generally settled based on the principle of "delivery against payment" through specialized organizations, although on the RTS it is also possible to settle based on the principle of "free settlement". Transactions are settled on the same day. Deferred payment is not allowed even pursuant to mutual agreement of the parties. A majority of securities traded on MICEX, including RAO UES Shares, are on deposit with Non-Commercial Partnership National Depositary Center (NDC), which has received the "reliable foreign depositary" status from the U.S. SEC. Securities traded on RTS, including RAO UES Shares, are on deposit with CJSC Depositary Clearing Company (DCC). According to the requirements of the NDC and the DCC, settlements are conducted through the clearing systems of RTS and MICEX, respectively.

Regulation of Russian securities markets

- The Russian securities market is regulated by the government of the Russian Federation. The primary relevant legislation consists of the Federal Law on the Securities Market No. 39-FZ, dated April 22, 1996, as amended (the "Securities Market Law"), the Joint Stock Companies Law, the Federal Law on Protection of Rights and Legitimate Interests of Investors in the Securities Market No. 46-FZ, dated March 5, 1999, as amended and regulations of the Federal Commission for the Securities Market ("FCSM"), the predecessor of the FSFM.
- The Securities Market Law defines various types of securities, sets forth key rules regarding the issuance of, placement of, and trading in, securities and imposes certain disclosure obligations on issuers. The Securities Market Law also provides basic rules governing activities of the professional market participants, such as brokers, dealers, clearing organizations and exchanges. Generally, the Securities Market Law provides a framework for more specific regulations by the FCSM and its successor (the FSFM).
- The Joint Stock Companies Law addresses such issues as the legal status, foundation, reorganization and liquidation of joint-stock companies, as well as the rights and obligations of shareholders and protection of shareholder rights. The Joint Stock Companies Law provides guidelines for corporate approvals and other corporate procedures necessary for issuance of securities by joint-stock companies. The Joint Stock Companies Law outlines corporate steps that must be taken to carry out a corporate reorganization of a joint-stock company, including its reorganization through a spin-off or merger. In particular, the Joint Stock Companies Law requires that the terms of distribution of shares of a spun-off entity to the shareholders of the reorganized company, and the terms of conversion of shares of a company being merged into shares of a surviving merging company, be approved at the general shareholders' meetings of the reorganizing company or the surviving company, as the case may be. Generally, the issuance of the shares of a spun-off company must be approved by corporate action and the shares must be registered with the FSFM. However, in the Spin-offs described herein, the Holdco Shares are expressly exempt by the Joint Stock Companies Law from registration with the FSFM due to their immediate conversion into the Genco Shares.
- The FCSM was established in 1996 to contribute to the formation and development of the securities market in Russia. The FCSM ceased operations and was replaced by the FSFM. The FSFM has broad authority and may issue mandatory instructions, suspend and revoke licenses of the securities market professional participants and seek invalidation of transactions in court. One of the most important regulations issued by the FSFM is the Standards of Issuance of Securities and Registration of Securities Prospectuses approved by the FSFM Order No. 05-4/pz-n dated March 16, 2005, as amended, which sets forth rules and procedures for the issuance of shares, bonds and issuers' options. It also regulates the registration of offering and placement documents and prospectuses.
- The FSFM Regulation For Issue of Permits for Admission of Securities to Placement and/or Circulation Outside the Russian Federation No. 06-5/pz-n, dated January 12, 2006, requires prior approval by the FSFM for any placement of securities by a Russian issuer outside the Russian Federation or circulation of such securities outside the Russian Federation organized either by an issuer or a shareholder, including, for example, the issuance under American or global depositary receipt facilities of depositary receipts or other similar instruments for which the securities of a Russian issuer are an underlying asset. The approval is granted if the issuer meets certain conditions, including that (1) the underlying securities are registered with the FSFM and are listed on a licensed Russian stock exchange, (2) the number of shares of a certain class that are proposed to be placed or circulated abroad does not exceed 35 percent of all the issued and outstanding shares of such class; (3) the agreement pursuant to which foreign securities (such as depositary receipts) are placed provides that the underlying Russian shares can only be voted in accordance with the instructions of foreign security holders and (4) in case of a Russian securities offering outside the Russian Federation, the securities must be simultaneously offered on the Russian securities market and not more than 70% of the offered securities may be purchased outside the Russian Federation. This last condition does not apply to distributions of shares in the course of reorganizations.
- On February 7, 2003, the FCSM adopted Regulation No. 03-6/ps, amending Regulation No. 17/ps, dated May 31, 2002, which addressed concerns about corporate governance and the protection of investor rights.

This Regulation imposes procedures for conducting general shareholders' meetings that apply to both closed and open joint-stock companies. In particular, Clause 2.12 of the Regulation provides for "split voting" by nominal holders, who may represent the interests of the holders of DSs at shareholders' meetings, requiring them to vote separate portions of blocks of shares individually and specifically on the basis of instructions received from the beneficial owners.

- The general listing requirements of securities are set forth in FSFM Regulation No. 04-1245/pz-n, dated December 15, 2004. The Regulation mandates that, in order to be listed, the companies must prepare their financial reports in compliance with U.S. GAAP or IFRS (in the case of application for a first or second level tier "A" listing) and comply with the corporate governance requirements or, in the case of application for a "B" listing, undertake to comply with such requirements within one year following listing.

On October 26, 2006, FSFM Order No. 06-68/pz-n dated June 22, 2006 "On Approval of Trading Activities in the Securities Markets" was published, to become effective as of November 6, 2007, according to which some of the provisions above may be revised.

Violations of securities regulations may result in civil, administrative or, with regard to individuals, criminal liability. The most common sanction is an administrative fine. Violators may also be required to pay compensatory damages, including lost profits. Criminal liability for knowingly using false information in the registration documents, the offering of unregistered securities, failure to disclose required information, or securities forgery may result in criminal fines of up to RUR 1 million or up to 5 years of imprisonment.

GLOSSARY OF TERMS

"1991 Law"	Law on Environmental Protection, dated December 19, 1991 (together with accompanying laws).
"2002 Law"	Federal Law on Protection of the Environment, dated January 10, 2002.
"25% Subsidiary"	Each corporation in which an issuer owns, directly or indirectly, at least a 25% interest (by value).
"Adjusted EBITDA"	Profit/(loss) before finance costs, income taxes, depreciation and reversal of impairment of property, plant and equipment.
"Cash-out"	The sale by the Depositaries of Genco Shares and the distribution of the net cash proceeds thereafter to U.S. ADS Holders and U.S. GDS Holders, as applicable.
"CBR"	Central Bank of the Russian Federation.
"CCGT"	Combined cycle gas turbine.
"Code"	The United States Internal Revenue Code of 1986, as amended.
"Company"	Russian Open Joint-Stock Company "Unified Energy System of Russia".
"Competition Law"	Law of the Russian Federation "On Protection of Competition", dated July 26, 2006.
"Depositaries"	The RAO UES ADR Depositary and the RAO UES GDR Depositary.
"DSs"	American depositary shares and/or global depositary shares, including each and any of the depositary shares evidenced by depositary receipts over shares in RAO UES and the Gencos.
"EGM Date"	December 6, 2006.
"EGM Record Date"	October 5, 2006.
"EGM"	The extraordinary general meeting of the shareholders of RAO UES to be held on the EGM Date to consider, among other things, the Spin-offs proposal.
"Electric Power Industry Law"	Federal Law "On the electric power industry" No. 35-FZ of March 26, 2003.
"Energos"	The regional vertically integrated energy companies that transmit, distribute and sell both heat (thermal) energy and electricity in their respective regions.
"Energy Strategy"	Energy Strategy of Russia for the period ending 2020.
"Exchange Act"	United States Securities Exchange Act of 1934, as amended.
"Exchange Requirements"	With respect to the payment that a U.S. Holder of RAO UES Shares receives upon the redemption of its RAO UES Shares upon the exercise of the redemption option, either the payment is not "essentially equivalent to a dividend" as determined for U.S. federal income tax purposes; the payment is "substantially disproportionate" with respect to such U.S. Holder for U.S. federal

	income tax purposes; or the payment results in a "complete termination" of such U.S. Holder's interest in RAO UES Shares.
"FAS"	Federal Antimonopoly Service.
"FCSM"	The Federal Commission for the Securities Market, the predecessor of the FSFM.
"Federal Grid Company"	An open joint-stock company, created on June 25, 2002 by RAO UES as its wholly-owned subsidiary for the purpose of managing the unified national grid. The Federal Grid Company's tasks include ensuring non-discriminatory access by market participants to the electric power transmission. The Federal Grid Company will enter into mandatory transmission contracts with all wholesale and retail energy suppliers that have met certain regulatory requirements and have entered into dispatch services agreements with the System Operator.
"Financial Advisors"	The Corporate Finance Division of ING Bank (Eurasia) ZAO and Limited Liability Company "Investment and Finance Company Metropol".
"FSFM"	Federal Services on Financial Markets.
"FST"	Federal Service on Tariffs, which is responsible for regulating the activities of the natural monopolies, including in the energy sector, as well as for regulating electricity and thermal energy tariffs.
"Gazprom"	Russian Open Joint-Stock Company Gazprom.
"Gcal"	Gigacalories.
"Gcalh"	Gigacalories per hour.
"GDSs"	Global depositary shares.
"Genco GDR Depositary"	The depositary to be appointed for the Regulation S GDR Facility with respect of the OGK-5 Shares or TGK-5 Shares, as the case may be.
"Genco GDS Custodian"	The custodian to be appointed for the Regulation S GDR Facility with respect to the OGK-5 Shares or TGK-5 Shares, as the case may be.
"Genco GDS"	Global depositary share of a Genco.
"Genco Shares"	OGK-5 Shares and TGK-5 Shares.
"Gencos"	OGK-5 and TGK-5.
"HMRC"	Her Majesty's Revenue and Customs.
"Holdco Ordinary Shares"	OGK-5 Holding Ordinary Shares and TGK-5 Holding Ordinary Shares.
"Holdco Preferred Shares"	OGK-5 Holding Preferred Shares and TGK-5 Holding Preferred Shares.
"Holdco Shares"	Holdco Ordinary Shares and Holdco Preferred Shares.
"Holdcos"	Two new Russian companies (open joint-stock company "OGK-5 Holding" and open joint-stock company "TGK-5 Holding") to be formed as a result of the Spin-offs.

"HPP"	Hydro power plants.
"IDGCs"	Interregional distribution grid companies.
"IFRS"	International Financial Reporting Standards.
"IRS"	U.S. Internal Revenue Service.
"Joint Stock Companies Law"	The Federal Law on Joint Stock Companies No. 208-FZ, dated December 26, 1995, as amended.
"km"	Kilometers.
"KPMG"	ZAO KPMG, independent auditors, 11 Gogolevsky Boulevard, Moscow 119019, Russian Federation.
"kV"	Kilovolts.
"kW"	Kilowatts.
"kWh"	Kilowatts per hour.
"Law on Natural Monopolies"	Federal Law on Natural Monopolies No. 147-FZ dated August 17, 1995, as amended.
"Licensing Law"	Federal Law on Licensing of Certain Types of Activities No. 128-FZ of August 8, 2001.
"LIFO"	Last in, first out.
"MICEX"	Closed Joint-Stock Company Moscow Interbank Currency Exchange.
"MW"	Megawatts.
"MWh"	Megawatts per hour.
"New Rules"	A set of rules, issued pursuant to the Electric Power Industry Law, which provide for the creation of a new wholesale electricity market. Pursuant to the New Rules, electricity supply companies in the wholesale market are allowed to sell power at market rates, with their distribution fees determined by market mechanisms.
"Non-U.S. ADS Holder"	Each holder of record of RAO UES ADSs representing RAO UES Ordinary Shares or RAO UES Preferred Shares, as the case may be, who certifies within 14 calendar days following each Reorganization Date to the RAO UES ADR Depositary that it is not (and is not acting on behalf of) a U.S. person and was outside the United States at the time of receipt of the Information Statement and when voting on the Spin-offs, and will be outside the United States when receiving Genco Shares or Genco GDSs, as the case may be.
"Non-U.S. GDS Holder"	Each holder of record of RAO UES GDSs representing RAO UES Ordinary Shares who certifies, within 14 calendar days following each Reorganization Date to the RAO UES GDR Depositary that it is not (and is not acting on behalf of) a U.S. person and was outside the United States at the time of receipt of the Information Statement and when voting on the Spin-offs, and will be outside the United States when receiving Genco Shares or Genco GDSs, as the case may be.

"NPP"	Nuclear power plants.
"OGK-5"	Open Joint-Stock Company "The Fifth Generation Company of the Wholesale Electricity Market".
"OGK-5 Holding"	Newly-formed Russian open joint-stock company, formed in connection with the issuance of ordinary and preferred shares in OGK-5 Holding to holders of RAO UES ordinary and preferred shares, with the simultaneous merger of OGK-5 Holding into OGK-5 and the exchange of the ordinary and preferred shares of OGK-5 Holding for ordinary shares of OGK-5.
"OGK-5 Holding Ordinary Shares"	Ordinary shares of OGK-5 Holding.
"OGK-5 Holding Preferred Shares"	Preferred shares of OGK-5 Holding.
"OGK-5 Shares"	Ordinary shares of OGK-5.
"OGKs"	Wholesale Generating Companies.
"Opinion"	Opinion of the Financial Advisors, dated November 3, 2006.
"Option Plan"	Share option plan for the employees of RAO UES, approved in June 2004.
"OTC"	Over-the-counter.
"PFIC"	Passive foreign investment company.
"R&D"	Research and development.
"RaEl Association"	All-Russian Branch Association of Employers of Electric Power Industry.
"RAO UES"	Russian Join Stock Company Unified Energy System of Russia.
"RAO UES ADR Depositary"	Deutsche Bank Trust Company Americas.
"RAO UES ADRs"	RAO UES' American depositary receipts.
"RAO UES ADS Deposit Agreements"	Deposit agreements relating to the RAO UES ADSs.
"RAO UES ADSs"	RAO UES' American depositary shares.
"RAO UES ADS Redemption Agent"	The Redemption Agent to be appointed with respect to the RAO UES ADSs.
"RAO UES DSs"	The RAO UES ADSs and the RAO UES GDSs.
"RAO UES GDR Depositary"	The Bank of New York.
"RAO UES GDRs"	RAO UES' Global depositary receipts.
"RAO UES GDS Redemption Agent"	The Bank of New York.
"RAO UES GDSs"	RAO UES' Global depositary shares.
"RAO UES Group"	RAO UES, together with its subsidiaries.
"RAO UES Ordinary Shares"	Ordinary shares of RAO UES, each with a par value of RUR 0.50.
"RAO UES Preferred Shares"	Class "A" preferred shares of RAO UES, each with a par value of RUR 0.50.

"RAO UES Shares"	RAO UES Ordinary Shares and RAO UES Preferred Shares.
"RAS"	Russian accounting standards.
"RECs"	Regional Energy Commissions, which are responsible, inter alia, for regulating activities of the natural monopolies in the energy and heat sectors located in the respective regions of the Russian Federation, as well as for regulating tariffs for electricity and thermal energy.
"Reconstruction Rules"	Section 136 TCGA 1992, which allows certain reconstructions of share capital to take place without the holder of the relevant shares disposing of them.
"Redemption Agents"	The RAO UES ADS Redemption Agent and the RAO UES GDS Redemption Agent.
"Redemption Election Period"	The 45 calendar day period from December 6, 2006 through January 20, 2007 during which RAO UES shareholders entitled to vote at the EGM and who either vote against the Spin-offs or do not vote on the Spin-offs proposal, may elect to have RAO UES redeem their shares.
"Regulation S"	Regulation S under the Securities Act.
"Regulation S GDR Facility"	Regulation S global depositary receipt facility.
"Relevant Period"	With respect to any Genco, on or after its Reorganization Date, but in any event prior to the establishment of its Regulation S GDR Facility, which each Genco may set up no later than 90 calendar days from its Reorganization Date.
"Reorganization Dates"	Dates of the state registration of the Holdcos.
"Resolution No. 109"	Resolution No. 109 On Price Setting with respect to Electric and Thermal Energy in the Russian Federation, dated February 26, 2004.
"Resolution No. 529"	Resolution of the Government of the Russian Federation "On improvement of the functioning of the wholesale electric energy market" No. 529 of August 31, 2006.
"Resolution No. 530"	Resolution of the Government of the Russian Federation "On approval of rules of the retail energy market for the transitional period" No. 530, August 31, 2006.
"Resolution No. 643"	Resolution of the Government of the Russian Federation "On rules of the wholesale electricity market (capacity) for the transitional period" No. 643 of October 24, 2003.
"Rosprirodnadzor"	State Service for Control of Use of Natural Resources.
"RTS"	Russian Trading System Stock Exchange.
"rubles" and "RUR"	The lawful currency for the time being of the Russian Federation.
"Rule 12g3-2(b)"	Rule 12g3-2(b) of the U.S. Securities Exchange Act of 1934, as amended.
"Rule 144"	Rule 144 under the U.S. Securities Act of 1933, as amended.
"Rule 144A"	Rule 144A under the U.S. Securities Act of 1933, as amended.

"Safety Laws"	The Federal Law "On Industrial Safety of Hazardous Industrial Facilities" No. 116-FZ dated 21 July 1997, and the Federal Law "On Safety of Hydraulic Works" No. 117-FZ dated 21 July 1997.
"Securities Act"	U.S. Securities Act of 1933, as amended.
"Securities Market Law"	The Federal Law on the Securities Market No. 39-FZ, dated April 22, 1996, as amended.
"Spin-offs"	The reorganization of RAO UES, pursuant to which each of the Holdcos will be established and merged with and into its corresponding Genco, and the corresponding Genco Shares will be distributed to shareholders of RAO UES (including the Depositaries).
"Substantially All Test"	For U.S. tax purposes, if the gains are active business gains and "substantially all" of the non-U.S. company's commodities consist of: (i) inventory or property held by the non-U.S. company primarily for sale to customers in the ordinary course of its trade or business; (ii) property that is used in the non-U.S. company's trade or business and that would be considered depreciable for U.S. tax purposes or (iii) supplies of a type regularly used or consumed by the non-U.S. company in the ordinary course of its business.
"System Operator"	Open joint-stock company System Operator — Central Dispatching Administration, created on July 17, 2002 pursuant to the Ordinance No. 526 issued by the government of the Russian Federation on July 11, 2001, for the purpose of providing operational dispatch control services, including centralized control of technological operation modes of technical equipment of electric power plants, electric power grids and electric power receiving equipment of load-controlled electric power consumers performed in order to secure a reliable electric power supply and electric power quality meeting technical regulations and other mandatory requirements.
"Tax Code"	Russian Federation Tax Code.
"Tax Treaty"	The income tax treaty between the United States of America and the Russian Federation.
"Taxes Act"	Income and Corporation Taxes Act 1988.
"TCGA 1992"	Taxation of Chargeable Gains Act 1992.
"TGK-5 Holding"	Newly-formed Russian open joint-stock company, formed in connection with the issuance of ordinary and preferred shares in TGK-5 Holding to holders of RAO UES ordinary and preferred shares, with the simultaneous merger of TGK-5 Holding into TGK-5 and the exchange of the ordinary and preferred shares of TGK-5 Holding for ordinary shares of TGK-5.
"TGK-5 Holding Ordinary Shares"	Ordinary shares of TGK-5 Holding.
"TGK-5 Holding Preferred Shares"	Preferred shares of TGK-5 Holding.
"TGK-5 Shares"	Ordinary shares of TGK-5.
"TGK-5"	Open Joint-Stock Company "Territorial Generation Company No. 5".

"TGKs"	Territorial Generating Companies.
"TPP"	Thermal power plants.
"Trade System Administrator"	Non-profit Partnership Trade System Administrator of the Wholesale Electricity Market of Unified Energy System.
"U.K. Holders"	Persons who are resident (and in the case of individuals, ordinarily resident and domiciled) in the U.K. for tax purposes.
"U.S. ADS Holders"	Holders of RAO UES ADSs who fail or are unable to certify to the RAO UES ADR Depositary that they are not (and are not acting on behalf of) U.S. persons and were outside the United States at the time of receipt of the Information Statement and when voting on the Spin-offs, and will be outside the United States when receiving Genco Shares or Genco GDSs, as the case may be.
"U.S. dollars" and "USD"	The lawful currency for the time being of the United States.
"U.S. GAAP"	United States generally accepted accounting principles.
"U.S. GDS Holders"	Holders of RAO UES GDSs who fail or are unable to certify to the RAO UES GDR Depositary that they are not (and are not acting on behalf of) U.S. persons and were outside the United States at the time of receipt of the Information Statement and when voting on the Spin-offs, and will be outside the United States when receiving Genco Shares or Genco GDSs, as the case may be.
"U.S. Holder"	For purposes of the discussion of U.S. tax consequences of the Spin-offs in this Information Statement, a holder of Genco Shares or Genco GDSs that is (i) a citizen or resident of the United States of America, (ii) a corporation organized under the laws of the United States of America or any state thereof, or (iii) otherwise subject to U.S. federal income taxation on a net income basis with respect to the Genco Shares or Genco GDSs.
"U.S. person"	"U.S. person" as defined under Regulation S of the Securities Act.
"U.S. SEC"	United States Securities and Exchange Commission.
"US" or "U.S."	United States of America.
"USRLE"	Russian Unified State Register of Legal Entities.
"VAT"	Value-added tax.
"ZAO PricewaterhouseCoopers Audit"	ZAO PricewaterhouseCoopers Audit, independent auditors.

EXHIBIT I — AUDITED COMBINED AND CONSOLIDATED

IFRS FINANCIAL STATEMENTS — OGK-5

Below are the audited combined and consolidated annual financial statements of OGK-5 for the years ended December 31, 2005 and 2004.

These financial statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a discussion of the principal differences between U.S. GAAP and IFRS as they relate to the Gencos, see "Summary of Certain Differences between U.S. GAAP and IFRS".

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

AUDITOR'S REPORT

To the shareholders and the Board of Directors of OGK-5:

1 We have audited the accompanying combined and consolidated balance sheet of OGK-5 and its subsidiaries (the "OGK-5 Group") as of December 31, 2005 and the related combined and consolidated statements of income, of cash flow and of changes in equity for the year then ended. These combined and consolidated financial statements as set out on pages F-3 to F-27 are the responsibility of OGK-5 Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3 In our opinion the accompanying combined and consolidated financial statements present fairly, in all material respects, the financial position of the OGK-5 Group as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

ZAO PricewaterhouseCoopers Audit

Moscow, Russian Federation
September 12, 2006

OGK-5

Combined and *Consolidated* Balance Sheet
as at December 31, 2005
(In thousands of Russian rubles)

	Notes	December 31, 2005	December 31, 2004
ASSETS			
Non-current assets			
Property, plant and equipment	6	18,121,250	11,350,622
Deferred tax assets	10	396,953	349,627
Other non-current assets		53,221	108,018
Total non-current assets		**18,571,424**	**11,808,267**
Current assets			
Cash		181,475	75,247
Accounts receivable and prepayments	7	1,668,413	803,971
Inventories	8	1,618,501	700,770
Current income tax prepayments		46,446	24,536
Total current assets		**3,514,835**	**1,604,524**
TOTAL ASSETS		**22,086,259**	**13,412,791**
EQUITY AND LIABILITIES			
Equity			
Share capital			
Ordinary shares (nominal value RUR 29,407 million)	9	29,407,170	29,407,170
Unpaid share capital		—	(4,268,931)
Merger reserve		(15,537,266)	(15,537,266)
Retained earnings		1,838,843	(1,042,055)
Equity attributable to shareholders of OGK-5		15,708,747	8,558,918
Minority interest		255,339	1,128,102
Total equity		**15,964,086**	**9,687,020**
Non-current liabilities			
Deferred tax liabilities	10	3,068,789	1,676,764
Non-current debt	11	96,988	152,547
Restructured taxes	12	—	141,455
Total non-current liabilities		**3,165,777**	**1,970,766**
Current liabilities			
Current debt and current portion of non-current debt	13	897,135	697,587
Accounts payable and accruals	14	1,348,993	551,166
Current income tax liabilities		1,805	19,589
Other taxes payable	15	708,463	486,663
Total current liabilities		**2,956,396**	**1,755,005**
Total liabilities		**6,122,173**	**3,725,771**
TOTAL EQUITY AND LIABILITIES		**22,086,259**	**13,412,791**

General Director — A.V. Bushin

Chief Accountant — M.V. Antipov

September 12, 2006

The accompanying notes are an integral part of these combined and consolidated financial statements

OGK-5

Combined and Consolidated Income Statement
For the Year Ended December 31, 2005
(In thousands of Russian rubles, except for earning/(loss) per ordinary share information)

	Notes	Year Ended December 31, 2005	Year Ended December 31, 2004
Revenues	16	10,100,149	7,684,044
Operating expenses (excluding reversal of impairment of property, plant and equipment)	17	(10,051,335)	(7,922,426)
Reversal of impairment of property, plant and equipment	6	6,360,728	—
Operating expenses		(3,690,607)	(7,922,426)
Other operating income		192,905	347,245
Operating profit		**6,602,447**	**108,863**
Finance costs	18	(121,084)	(160,247)
Profit/(loss) before income tax		**6,481,363**	**(51,384)**
Total income tax charge	10	(1,571,759)	(143,240)
Profit/(loss) for the year		**4,909,604**	**(194,624)**
Attributable to:			
Shareholders of OGK-5		4,916,281	(121,175)
Minority interest		(6,677)	(73,449)
Earning/(loss) per ordinary share for profit/(loss) attributable to the shareholders of OGK-5 — basic and diluted (in Russian rubles)	19	0.180	(0.005)

General Director A.V. Bushin

Chief Accountant M.V. Antipov

September 12, 2006

The accompanying notes are an integral part of these combined and consolidated financial statements

OGK-5

Combined and Consolidated Cash Flow Statement
For the Year Ended December 31, 2005
(In thousands of Russian rubles)

	Notes	Year Ended December 31, 2005	Year Ended December 31, 2004
CASH FLOW FROM OPERATING ACTIVITIES:			
Profit/(loss) before income tax		**6,481,363**	**(51,384)**
Adjustments for non-cash items:			
Depreciation	6	1,392,942	1,314,532
Reversal of impairment of property, plant and equipment	6	(6,360,728)	—
Provision for impairment of accounts receivable	17	35,514	106,663
Interest expense and effect of discounting	18	121,084	160,247
Forgiveness of tax penalties		(189,478)	(219,456)
Liability written off		(3,427)	(127,789)
Distribution to Parent		—	(692,492)
Other non-cash items		100,223	(190,854)
Operating cash flows before working capital changes and income tax paid		**1,577,493**	**299,467**
Working capital changes:			
(Increase)/decrease in accounts receivable and prepayments		(899,956)	526,867
(Increase)/decrease in inventories		(917,731)	75,702
Increase/(decrease) in accounts payable and accruals		801,254	(82,111)
Increase/(decrease) in taxes payable, other than income tax		221,800	(94,281)
Income tax paid in cash		(266,754)	(226,812)
Net cash generated from operating activities		**516,106**	**498,832**
CASH FLOW FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment and other non-current assets		(1,641,727)	(571,269)
Proceeds from sale of property, plant and equipment and other non-current assets		78,523	38,080
Net cash used in investing activities		**(1,563,204)**	**(533,189)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from short-term borrowings		5,164,385	5,855,802
Proceeds from long-term borrowings		—	195,000
Repayment of debt		(5,100,321)	(5,755,876)
Interest paid		(117,038)	(156,552)
Dividend paid by OGK-5 to shareholders of OGK-5		(161,230)	(67,158)
Dividend paid by OGK-5 to minority interest shareholders		(33,831)	(217)
Settlement of previously unpaid share capital		1,401,361	36,208
Net cash generated from financing activities		**1,153,326**	**107,207**
Net increase in cash		106,228	72,850
Cash at the beginning of the year		75,247	2,397
Cash at the end of the year		181,475	75,247

General Director A.V. Bushin

Chief Accountant M.V. Antipov

September 12, 2006

The accompanying notes are an integral part of these combined and consolidated financial statements

OGK-5

Combined and Consolidated Statement of Changes in Equity
For the Year Ended December 31, 2005
(In thousands of Russian rubles)

	Attributable to the Shareholders of OJSC OGK-5							
	Ordinary Share Capital	Unpaid Share Capital	Treasury Shares	Merger Reserve	Retained Earnings	Total	Minority Interest	Total Equity
At January 1, 2004	**29,407,170**	**(4,305,139)**	**—**	**(15,537,266)**	**—**	**9,564,765**	**1,215,181**	**10,779,946**
Loss for the year*	—	-	—	—	(121,175)	(121,175)	(73,449)	(194,624)
Distribution to the Parent (Note 3)	—	-	—	—	(692,492)	(692,492)	—	(692,492)
Payment of share capital (Note 9)	—	36,208	—	—	—	36,208	—	36,208
Dividends	—	—	—	—	(228,388)	(228,388)	(13,630)	(242,018)
At December 31, 2004	**29,407,170**	**(4,268,931)**	**—**	**(15,537,266)**	**(1,042,055)**	**8,558,918**	**1,128,102**	**9,687,020**
Profit/(loss) for the year*	—	—	—	—	4,916,281	4,916,281	(6,677)	4,909,604
Payment of share capital (Note 9)	—	1,401,361	—	—	—	1,401,361	—	1,401,361
Issuance of treasury shares (Note 9)	—	2,867,570	(2,867,570)	—	—	—	—	—
Transactions with minorities (Note 9)	—	—	2,867,570	—	(2,035,383)	832,187	(832,187)	—
Dividends	—	—	—	—	—	—	(33,899)	(33,899)
At December 31, 2005	**29,407,170**	**—**	**—**	**(15,537,266)**	**1,838,843**	**15,708,747**	**255,339**	**15,964,086**

* The amount of total recognised income for the year is equal to profit/(loss) for the year.

General Director A.V. Bushin

Chief Accountant M.V. Antipov

September 12, 2006

The accompanying notes are an integral part of these combined and consolidated financial statements

Notes to Combined and Consolidated Financial Statements
For the Year Ended December 31, 2005
(In thousands of Russian rubles)

Note 1. OGK-5 and its operations

Open Joint-Stock Company OGK-5 ("OGK-5") was established on October 27, 2004 within the framework of Russian electricity sector restructuring in accordance with the Resolution No. 1254-r adopted by the Russian Federation Government on September 1, 2003.

The OGK-5 group operates 4 power plants and its principal activity is electricity and heat generation. The group consists of OGK-5 and its subsidiaries. The group's principal subsidiaries as at December 31, 2005 were two State-District Power Plants (the "SDPP"):

	Ownership, %
OJSC Konakovo SDPP (Konakovo SDPP)	88.7
OJSC Nevinnomyssk SDPP (Nevinnomyssk SDPP)	99.9

In November 2005 the shareholders of OGK-5, Konakovo SDPP and Nevinnomyssk SDPP approved the merger of these companies, which took place on April 1, 2006 (see Note 23).

OGK-5 is registered by the Lenin District Inspectorate of the RF Ministry of Taxation of Yekaterinburg, Sverdlovsk Region. OGK-5's office is located at bld. 2, 10-A, 4th Setunsky proezd, 119136, Moscow, Russia.

Operating environment. Whilst there have been improvements in economic trends in the Russian Federation, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations and changes, which can occur frequently.

Relations with the state and current regulation. As at December 31, 2005 the Russian Federation owned 52.7% of RAO UES, which in its turn owned 90.25% of OGK-5. The Russian government is the ultimate controlling party of OGK-5.

OGK-5's customer base includes a large number of entities controlled by or related to the state. Moreover, the state controls a number of OGK-5's fuel and other suppliers.

The government of the Russian Federation directly affects OGK-5's operations through regulation by the FST, with respect to its wholesale energy sales. Tariffs which OGK-5 entities may charge for sales of electricity and heat are governed by regulations specific to the electricity and heat industry and by regulations applicable to natural monopolies.

As described in Notes 2, 20 and 21, the government's economic, social and other policies could have material effects on the operations of OGK-5.

Regulatory issues and sector restructuring. The Russian electric utilities industry in general and OGK-5 in particular are presently undergoing a reform process designed to introduce competition into the electricity sector and to create an environment in which RAO UES can raise the capital required to maintain and expand current capacity.

- The regulatory framework governing the process of reforming the Russian Federation electric utilities industry and the functioning of the industry, both during the transition period and subsequent to the completion of reforms, is set forth in the following legislation: Federal Law No. 35-FZ of March 26, 2003 "On the Electric Utilities" and Federal Law No. 36-FZ of March 26, 2003 "On the Specifics of the Functioning of Electric Utilities During the Transition Period and the Introduction of Amendments to Certain Russian Federation Legislative Acts and the Invalidation of Certain Russian Federation Legislative Acts in Connection with the Adoption of the Law "On the Electric Utilities of the Russian Federation".

for the year ended December 31, 2005 (In thousands of Russian rubles)

- In June 2003 the government issued Resolution No. 1254-r "On formation of generation companies of the wholesale electricity market" which approved composition of wholesale generating companies of the wholesale electricity market, including a list of the four power plants to be contributed into OGK-5.
- In October 2003, the Russian Federation Government issued Resolution No. 643 "On the Rules for the Wholesale Electricity Market during the Transition Period". According to the rules adopted, there will be two sectors within the Federal Wholesale Electricity Market (FOREM): regulated trading sector and free trading sector. Within the free trading sector, electricity suppliers will be able to sell electricity generated with the use of facilities and equipment accounting for 15% of the working capacity. Since November 2003, the non-commercial partnership "Trade System Administrator of the Wholesale Electricity Market", in accordance with the rules for the wholesale electricity market during the transition period, has been holding electricity bidding in the free trading sector. OGK-5 participates in this free trading scheme. According to the laws underlying the electric utilities reform, subsequently free trading would be extended over the whole volume of trading.
- As part of reforming of the operation of the wholesale electricity (power) market in August 2006 the Government issued Resolution No. 529 "On the Improvement of the Operation of the Wholesale Electricity Market" which introduced changes in the Rules for the Wholesale Electricity Market during the Transition Period from September 1, 2006. Effective as of September 2006 there will be changes in pricing and abolition of limitation on sale of power in the free trading sector. Specifically, the Resolution stipulates a gradual reduction (5% to 15% per annum) of the share of electricity sales on the wholesale market at regulated prices (tariffs) and a corresponding increase of trading of electricity at free market prices.
- As at May 29, 2003, the Board of Directors of RAO UES approved a "Concept of RAO UES of Russia strategy for the period from 2003 through 2008". In February 2006 the Board of Directors approved an Appendix to the Concept of RAO UES Strategy: "Generating companies of the Wholesale Electricity Market (OGKs)". This document provides a detailed description of the major changes that are planned to take place in respect of wholesale generation companies during the electric utilities reform program. In accordance with this Concept, RAO UES is developing the first stage of its own reorganisation which assumes a spin-off of 2-3 generating companies (including OGK-5) with proportional distribution of shares of the separated companies between the shareholders of RAO UES. It also assumes a disposal of 25% plus 1 share of OGK-5.

At this time, the impact of the industry changes on both the financial results and position of OGK-5 cannot be readily assessed because the specific, detailed mechanisms to effect the restructuring are still being determined. Accordingly, no provision has been recognised for the effects of the restructuring process.

Note 2. Financial condition

As discussed above OGK-5 is affected by government policy through the control of tariffs and other factors. The FST does not always permit tariff increases in excess of increases in OGK-5's costs and thus some tariffs are insufficient to cover all the costs of generation. Moreover, these tariffs consider costs only on a Russian statutory basis and, accordingly, exclude additional costs recognized under an IFRS basis of accounting. As a result, tariffs may not consistently allow for an adequate return on investment and currently do not provide sufficient funds for the full replacement of property, plant and equipment. However, the growing demand for electricity and capacity together with increasing free trading sector of the wholesale electricity market result in a higher rate of revenue growth during 2005 to date.

for the year ended December 31, 2005 (In thousands of Russian rubles)

OGK-5's management has been taking the following actions in order to address the issues noted above and further improve OGK-5's financial position:

- introduction of improved financial budgeting procedures;
- discussions with strategic investors, and identification and assessment of projects requiring investment funds;
- negotiations with federal and regional governments and regulators for real increases in tariffs to support adequate long term investment into OGK-5's generation assets; and
- raising long-term debt/equity financing for investments in new generating assets.

Management believes that ultimately a stable regulatory regime and a competitive power market will be put in place such that OGK-5 will be able to raise needed capital to sustain the business. However, there can be no assurance in this regard.

Note 3. Basis of preparation

Statement of compliance. These consolidated financial statements ("Financial Statements") have been prepared in accordance with IFRS.

Each enterprise of OGK-5 individually maintains its own books of accounts and prepares its statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation. The accompanying Financial Statements are based on the statutory records and adjusted and reclassified for the purpose of fair presentation in accordance with IFRS.

Functional and presentation currency. The national currency of the Russian Federation is the Russian ruble ("RUR"), which is the functional currency of each of OGK-5's entities and the currency in which these financial statements are presented. All financial information presented in RUR has been rounded to the nearest thousand.

Predecessor Accounting. In December 2004, RAO UES transferred to OGK-5 51.0% and 99.9% of the outstanding ordinary shares of Konakovo SDPP and Nevinnomyssk SDPP, respectively. In these combined and consolidated financial statements, OGK-5 accounted for this business combination amongst entities under common control under an accounting policy using the predecessor values method. Accordingly, assets and liabilities of the transferred entities were accounted for at the carrying value, as determined by the Parent in its IFRS financial statements. Information in respect of the comparative period has been restated as if the business combination took place at the beginning of the earliest period presented.

In December 2004 RAO UES transferred the property, plant and equipment of two power plants (Sredneuralsk SDPP and Reftino SDPP) as a contribution to OGK-5's charter capital. These assets were rented out by OGK-5 to another subsidiary of the Parent (TGK-9) until January 1, 2006 and the transfer included the rental agreement. Starting from January 1, 2006 OGK-5 hired the personnel previously employed by TGK-9, purchased inventories from TGK-9 by December 31, 2005, and started conducting a full operational activity at these plants. This transaction was accounted for as a business combination amongst entities under common control. This combination was also accounted for under the predecessor values method as a matter of accounting policy. Prior to the transfer RAO UES had been renting the aforementioned property, plant and equipment out and accordingly recognised the related revenues and costs in its financial statements. Since the predecessor basis of accounting was used, a full year rental income and related expenses for 2004 were carved out from RAO UES financial statements and included in OGK-5's financial statements, with a net result of operations of the business being recorded as a distribution to RAO UES in the equity statement for the year ended December 31, 2004.

for the year ended December 31, 2005 (In thousands of Russian rubles)

Inflation accounting. Prior to January 1, 2003 non-monetary assets acquired and non-monetary liabilities incurred or assumed have been adjusted for the changes in the general purchasing power of the RUR in accordance with International Accounting Standards 29 ("IAS") ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, the amounts expressed in the measuring unit current at December 31, 2002 are treated as the basis for the carrying amounts in these Financial Statements.

New accounting developments. During the period December 2003 to September 2006, the International Accounting Standards Board ("IASB") made 26 revisions to its standards and issued 7 new standards. In addition, the International Financial Reporting Interpretations Committee ("IFRIC") issued ten new interpretations, one of which was subsequently withdrawn. Certain new IFRSs are effective for accounting periods commencing on or after January 1, 2005, except for IFRS 6 "Exploration and Evaluation of Mineral Resources" ("IFRS 6") and IFRS 7 "Financial instruments: disclosures" ("IFRS 7"), which are effective for periods commencing on or after January 1, 2006 and January 1, 2007 respectively, but may be adopted early.

With effect from January 1, 2005, OGK-5 adopted all of those IFRS, which are relevant to its operations and are in force as at December 31, 2005.

The following new Standards and Interpretations are not yet effective and have not been applied in preparing these Financial Statements:

- Amendment to IFRS 1 "First-time Adoption of International Financial Reporting Standards" and IFRS 6 "Exploration for and Evaluation of Mineral Resources" (effective from January 1, 2006). This minor amendment to IFRS 1 clarifies that the IFRS 6 comparative information exemption applies to the recognition and measurement requirements of IFRS 6, as well as the disclosure requirements.

- IFRS 7 "Financial Instruments: Disclosures", which is effective for annual periods beginning on or after January 1, 2007. The Standard will require increased disclosure about OGK-5's financial instruments.

- Amendment to IAS 1 "Presentation of Financial Statements — Capital Disclosures", which is effective for annual periods beginning on or after January 1, 2007. The Standard will require increased disclosure in respect of OGK-5's capital.

- IFRS 6 "Exploration for and evaluation of mineral resources", which is effective for annual periods beginning on or after January 1, 2006. IFRS 6 allows an entity to continue using the accounting policies for exploration and evaluation assets applied immediately before adopting the IFRS, subject to certain impairment test requirements.

- Amendment to IAS 19 "Employee Benefits", which is effective for annual periods beginning on or after January 1, 2006. The amendment to IAS 19 introduces an additional option to recognize actuarial gains and losses arising in post-employment benefit plans in full directly in retained earnings in equity. It also requires new disclosures about defined benefit plans and clarifies accounting for a contractual agreement between a multi-employer plan and participating employees.

- Amendment to IAS 21 "Net Investment in a Foreign Operation", which is effective for annual periods beginning on or after January 1, 2006. This amendment requires foreign exchange gains and losses on quasi-equity intercompany loans to be reported in consolidated equity even if the loans are not in the functional currency of either the lender or the borrower. Currently, such exchange differences are required to be recognized in consolidated profit or loss. It also extends the definition of net investment in a foreign operation to include loans between sister companies.

for the year ended December 31, 2005 (In thousands of Russian rubles)**

- Amendment to IAS 39 "Financial Instruments: Recognition and Measurement — Cash Flow Hedge Accounting of Forecast Intragroup Transactions", is effective for annual periods beginning on or after January 1, 2006. The amendment allows hedge accounting for the foreign currency risk of a highly probable forecast intragroup transaction which is denominated in a currency other than the functional currency of the entities entering into that transaction if the foreign currency risk will affect consolidated profit or loss.

- Amendment to IAS 39 "Financial Instruments: Recognition and Measurement — Financial Guarantee contract", which is effective for annual periods beginning on or after January 1, 2006. Issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, will have to be initially recognized at their fair value, and subsequently measured at the higher of (i) the unamortized balance of the related fees received and deferred and (ii) the expenditure required to settle the commitment at the balance sheet date. Different requirements apply for the subsequent measurement of issued financial guarantees that prevent derecognizing of financial assets or result in continuing involvement accounting.

- Amendment to IAS 39 "Financial Instruments; Recognition and Measurement — The Fair Value Option", which is effective for annual periods beginning on or after January 1, 2006. The amendment restricts the designation of financial instruments as "at fair value through profit or loss".

- IFRIC 4 "Determining whether an Arrangement Contains a Lease", which is effective for annual periods beginning on or after January 1, 2006. The Interpretation requires certain arrangements to be accounted for as a lease even if they are not in the legal form of a lease.

- IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds", which is effective for annual periods beginning on or after January 1, 2006. Subject to certain exceptions, this interpretation prohibits offsetting a liability for decommissioning costs with an asset representing an interest in a decommissioning or similar fund and clarifies measurement of the reimbursement asset.

- IFRIC 6 "Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment", which is effective for periods beginning on or after December 1, 2005, that is from January 1, 2006). The Interpretation states that a liability shared among market participants in proportion to their respective market share, in particular the liability for the decommissioning of historical waste electrical and electronic equipment in the European Union, should not be recognized because participation in the market during the measurement period is the obligating event in accordance with IAS 37.

- IFRIC 7 "Applying the Restatement Approach under IAS 29", which is effective for periods beginning on or after March 1, 2006, that is from January 1, 2007. The Interpretation clarifies application of IAS 29 in the reporting period in which hyperinflation is first identified. It states that IAS 29 should initially be applied as if the economy has always been hyperinflationary. It further clarifies calculation of deferred income taxes in the opening balance sheet restated for hyperinflation in accordance with IAS 29.

- IFRIC 8, Scope of IFRS 2, which is effective for periods beginning on or after May 1, 2006, that is from January 1, 2007. The interpretation states that IFRS 2 also applies to transactions in which the entity receives unidentifiable goods or services and that such items should be measured as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received (or to be received).

- IFRIC 9 "Reassessment of Embedded Derivatives", which is effective for annual periods beginning on or after June 1, 2006. The Interpretation clarifies that an entity should assess whether an embedded derivative should be accounted for separately from the host contract when the entity first becomes party to the contact. Only if the contact subsequently is significantly modified the entity reassesses whether to separate or not.

- IFRIC 10 "Interim Financial Reporting and Impairment" which is effective for periods beginning on or after November 1, 2006, that is from January 1, 2007. The interpretation clarifies that an entity should not reverse an impairment loss recognised in a previous interim periods in respect of goodwill or an investment in a financial asset carried at cost.

Unless otherwise described above, the analysis in respect of these new standards and interpretations has been carried out by OGK-5, and they are not expected to significantly affect OGK-5's financial statements.

Going concern. The Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying Financial Statements do not include any adjustments should OGK-5 be unable to continue as a going concern.

Critical accounting estimates and assumptions. OGK-5 makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management also makes certain judgements, apart from those involving estimations, in the process of applying the accounting policies. Judgements that have the most significant effect on the amounts recognised in the financial statements and estimates that can cause a significant adjustment to the carrying amount of assets and liabilities within the next financial year include:

Provision for impairment of accounts receivable. Provision for impairment of accounts receivable is based on OGK-5's assessment of whether the collectibility of specific customer accounts worsened compared to prior estimates. If there is deterioration in a major customer's creditworthiness or actual defaults are higher than the estimates, the actual results could differ from these estimates.

Provision for impairment of other assets. At each balance sheet date OGK-5 assesses whether there is any indication that the recoverable amount of OGK-5's assets has declined below the carrying value. The recoverable amount of property, plant and equipment is the higher of an asset's fair value less costs to sell and its value in use. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of income in the period in which the reduction is identified. If conditions change and management determines that the value of an asset other than goodwill has increased, the impairment provision will be fully or partially reversed.

Tax contingencies. Russian tax legislation is subject to varying interpretations and changes, which can occur frequently. Where OGK-5 management believes it is probable that their interpretation of the relevant legislation and OGK-5's tax positions cannot be sustained, an appropriate amount is accrued for in these IFRS financial statements.

Note 4. Summary of significant accounting policies

Principles of consolidation. The Financial Statements comprise the financial statements of OGK-5 and the financial statements of those entities whose operations are controlled by OGK-5. Control is presumed to exist when OGK-5 controls, directly or indirectly through subsidiaries, more than 50% of voting rights.

A) Subsidiaries

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases. The minority interest has been disclosed as part of equity.

for the year ended December 31, 2005 (In thousands of Russian rubles)

B) Transactions eliminated on consolidation

Inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

Transfers of subsidiaries from parties under common control. Contributions to share capital of shares in subsidiaries from parties under common control are accounted for using the pooling of interest method. Under this method the financial statements of the combined entity are presented as if the businesses had been combined from the beginning of the earliest period presented. The assets and liabilities of the subsidiary transferred under common control are at the predecessor entity's carrying amounts. Any difference between the carrying amount of net assets and the nominal value of share capital contributed is accounted for in these consolidated financial statements as an adjustment to equity.

Investments. Investments intended to be held for an indefinite period of time are classified as available-for sale; these are included in other non-current assets, unless management has the express intention of holding the investment for less than 12 months from the balance sheet date, they will need to be sold to raise operating capital or they mature within 12 months, in which case they are included in other current assets. Management determines the appropriate categorization, current or non-current, at the time of the purchase and re-evaluates it based on maturity or the date of expected realisation at each reporting date.

Available-for sale investments principally comprise non-marketable securities, which are not publicly traded or listed on the Russian stock exchange. For these investments, fair value is estimated by reference to a variety of methods including those based on their earnings and those using the discounted value of estimated future cash flows. In assessing the fair value, management makes assumptions that are based on market conditions existing at each balance sheet date. Investments in equity securities that are not quoted on a stock exchange, and where fair value cannot be estimated on a reasonable basis by other means, it is stated at cost less impairment losses.

Purchases and sales of investments are initially measured at fair value and recognised on the settlement date, which is the date that the investment is delivered to or by OGK-5. Cost of purchase includes transaction costs. The available-for sale investments are subsequently carried at fair value. Unrealised gains and losses arising from changes in the fair value of these investments are included in the fair value reserve in shareholders' equity in the period in which they arise. Realised gains and losses from the disposal of available-for sale investments are included in the income statement in the period in which they arise.

OGK-5 does not hold any investments that are held-to-maturity or for trading purposes.

Foreign currency. Monetary assets and liabilities, which are held by OGK-5 entities and denominated in foreign currencies at the balance sheet date, are translated into RUR at the exchange rates prevailing at that date. Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

As at December 31, 2005, the official rate of exchange, as determined by the Central Bank of the Russian Federation, between the RUR and the U.S. Dollar ("USD") was RUR 28.78: USD 1.00 (December 31, 2004: RUR 27.75: USD 1.00), between the RUR and EURO RUR 34.19: EURO 1.00 (December 31, 2004: RUR 37.81: EURO 1.00). As at the balance sheet date, exchange restrictions and currency controls existed relating to converting the Russian ruble into other currencies. The Russian ruble is not freely convertible in most countries outside of the Russian Federation.

Dividends. Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared (approved by shareholders) before or on the balance sheet date. Dividends are disclosed

for the year ended December 31, 2005 (In thousands of Russian rubles)

when they are declared after the balance sheet date, but before the financial statements are authorized for issue.

Property, plant and equipment. In 2004 property, plant and equipment were recognized at the carrying value determined in accordance with the IFRS at the date of their transfer to OGK-5 by the Predecessor.

Renewals and improvements are capitalized and the assets replaced are retired. The cost of repair and maintenance are expensed as incurred. Gains and losses arising from the retirement of property, plant and equipment are included in the income statement as incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful life of the asset when it is available for use. For the property, plant and equipment which were subject to an independent valuation as at December 31, 1997, the depreciation rate applied is based on the estimated remaining useful lives.

The useful lives, in years, of assets by type of facility are as follows:

Type of Facility	Acquired prior to December 31, 1997	Acquired *subsequent to* December 31, 1997
Electricity and heat generation	4-50	20-50
Electricity distribution	14-27	25
Heating networks	17-20	20
Other	8-10	10

Loan charges received for the financing of construction of property, plant and equipment are not capitalized within the cost of property, plant and equipment object during the period needed for the finalization of construction works and preparation for planned use.

Social assets are not capitalized as they are not expected to result in future economic benefits to OGK-5. Costs associated with fulfilling OGK-5's social responsibilities are expensed as incurred.

Cash and cash equivalents. Cash comprises cash in hand and cash deposited on demand at banks. Cash equivalents comprise short-term highly liquid investments that are readily convertible into cash and have a maturity of three months or less from the date of acquisition and are subject to insignificant changes in value.

Accounts receivable and prepayments. Accounts receivable are recorded inclusive of value added taxes which are payable to tax authorities upon collection of such receivables. Trade receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment. Such a provision for impairment of accounts receivable is established if there is objective evidence that OGK-5 will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the date of origination of the receivables.

Value added tax on purchases and sales. Value added taxes ("VAT") related to sales is payable to tax authorities upon collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (deferred VAT) is recognised in the balance sheet on a gross basis and disclosed separately as an asset and liability. Where provision has been made for impairment of receivables, the impairment loss is recorded for the gross amount of the debtor's balance, including VAT. The related deferred VAT liability is maintained until the debtor is written off for tax purposes.

Treasury shares. When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is deducted from equity. Treasury shares are stated at weighted average cost. Any gains or losses arising on the disposal of treasury shares are recorded directly in equity attributable to the shareholders of OGK-5.

Inventories. Inventories are valued at the lower of net realizable value and weighed average acquisition cost. Provision is made for potential losses on obsolete or slow-moving inventories, taking into account their expected use and future realizable value.

Income tax.

The income tax expense represents the sum of the tax currently payable and deferred income tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. OGK-5's liability for current tax is calculated using tax rates that have been enacted by the balance sheet date.

Deferred income tax. Deferred tax is provided using the balance sheet liability method for the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as per the consolidated financial statements. In accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit or loss. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilised. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profit will be available against which the deductions can be utilised.

Deferred tax movements are recorded in the income statement except when they are related to the items directly charged to the shareholders' equity. In this case deferred taxes are recorded as part of the shareholders' equity.

Deferred tax is not provided for the undistributed earnings of subsidiaries, as OGK-5 requires profits to be reinvested, and only insignificant dividends are expected to be declared from future profits of the subsidiaries. Neither these future profits nor the related taxes are recognised in these financial statements.

Accounts payable and accrual charges. Accounts payable are stated inclusive of value added tax. Trade payables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest rate method. If accounts payable are restructured and the discounted present value of the cash flows under the restructured terms discounted using the original effective interest rate differs by more than ten percent from the discounted present value of the remaining cash flows of the original financial liability, then the fair value of the restructured payable is measured as the discounted present value of the cash flows under the restructured terms. In this case the amount of the discount is credited to the income statement (finance costs) as a gain on restructuring, and the non-current portion of the discounted payable is reclassified to other non-current liabilities. The discount is amortised over the period of the restructuring as an interest expense.

Debt. Debt is recognized initially at its' fair value. If it is significantly different from the transaction price, fair value is determined using the prevailing market interest rate for a similar instrument. In subsequent periods, debt is stated at amortized cost using the effective yield method; any difference between the fair value at initial recognition (net of transaction costs) and the redemption amount is recognized in the income statement as an interest expense over the period of the debt obligation.

Borrowing Costs. OGK-5 applies the benchmark treatment of IAS 23 "Borrowing costs" and recognises all borrowing costs as an expense in the period in which they are incurred.

Minority interest. Minority interest represents the minority shareholders' proportionate share of the equity and results of operations of OGK-5's subsidiaries. This has been calculated based upon the minority interests' ownership percentage of these subsidiaries. In purchases of minority interest, difference, if any, between the carrying amount of a minority interest and the amount paid to acquire it is recorded as loss directly in equity.

Pension and post-employment benefits. In the normal course of business OGK-5 contributes to the Russian Federation defined contribution state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred.

OGK-5 has also contract with non-governmental pension fund. Contributions to the non-governmental defined contribution pension scheme are expensed when incurred.

Environmental liabilities. Liabilities for environmental remediation are recorded where there is a present obligation, the payment is probable and reliable estimates can be made.

Revenue recognition. Revenue is recognized on the delivery of electricity and heat during the period. Revenue amounts are represented exclusive of value added tax.

Social expenditure. To the extent that OGK-5's contributions to social programs benefit the community at large without creating constructive obligation to provide such benefits in the future and are not restricted to OGK-5's employees, they are recognized in the income statement as incurred.

Segment reporting. OGK-5 operates predominantly in a single geographical area and industry, the generation of electric power and heat in the Russian Federation. The generation of electricity and heat are related activities and are subject to similar risks and returns, therefore they are reported as one business segment.

Earnings per share. The earnings per share are determined by dividing the profit attributable to ordinary shareholders of OGK-5 by the weighted average number of ordinary shares outstanding during the reporting period.

Interest. Interest income and expense are recognized in the income statement for all debt instruments on an accrual basis using the effective rate of interest method. Interest income includes nominal interest and amortised discount and premium. When loans become doubtful of collection, they are written down to their recoverable amounts and interest income is thereafter recognized based on the rate of interest that was used to discount the future cash flows for the purpose of measuring the recoverable amount.

Fair value measurement. The fair value of accounts receivable for disclosure purposes is measured by discounting the value of expected cash flows at the market rate of interest for similar borrowers at the reporting date.

The fair value of financial liabilities and other financial instruments (except if publicly quoted) for disclosure purposes is measured by discounting the future contractual cash flows at the current market interest rate available to OGK-5 for similar financial instruments. The fair value of publicly quoted financial instruments for disclosure purposes are measured based on current market value at the close of business on the reporting date.

Seasonality. Demand for electricity and heat is influenced by both the seasons of the year and the relative severity of the weather. Revenues from heating are concentrated within the months of October to March. A similar, although less intense, concentration of electricity sales occurs within the same period. The seasonality of electricity and heat production has a corresponding impact on the usage of fuel and the purchase of power.

for the year ended December 31, 2005 (In thousands of Russian rubles)

Furthermore, during the periods of lower production from April to September, there is an increase in the expenditures on repairs and maintenance. This seasonality does not impact the revenue or cost recognition policies of OGK-5.

Note 5. Related Parties

The nature of the related party relationships for those related parties with whom OGK-5 entered into significant transactions in 2005 and in 2004 or had significant balances outstanding at December 31, 2005 and at December 31, 2004 are detailed below.

Parent

As at December 31, 2005 and December 31, 2004 OGK-5 owned 2,860,038 shares of RAO UES.

Sales of electricity to RAO UES for the year ended December 31, 2004 were RUR 486,977 (2005: nil); accounts receivable from RAO UES at December 31, 2005 were RUR 22,114 (2004: RUR 24,878).

Transactions with RAO UES's subsidiaries

Transactions with RAO UES's subsidiaries were as follows:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Sales of electricity	3,948,127	2,857,021
Sales of heat	83,704	80,149
Rent	1,638,840	692,492
Other sales	52,366	25,584
Purchase of inventories	992,879	—
Purchases of Construction in progress	347,348	—
Other purchases	28,786	41,386

Balances with other related parties at the end of the period were as follows:

	December 31, 2005	December 31, 2004
Accounts receivable, gross	1,970,877	1,711,860
Provision for impairment of accounts receivable	(1,136,762)	(1,099,189)
Accounts payable	635,000	—

Provision for impairment of accounts receivable recognised as an expense during the year ended December 31, 2005 was RUR 37,573 thousands (2004: RUR 104,604 thousands).

State-controlled entities

In the normal course of business OGK-5 enters into transactions with other entities under government control. Prices for natural gas, electricity and heat are based on tariffs set by FST and RST, Bank loans are granted at market rates. Taxes are charged and paid under the Russian tax legislation.

for the year ended December 31, 2005 (In thousands of Russian rubles)

OGK-5 had the following significant transactions with state-controlled entities:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Electricity and heat sales	87,670	72,582
Purchase of electricity	97	—
Purchases of fuel	4,013,968	1,726,714

OGK-5 had the following significant balances with state-controlled entities:

	December 31, 2005	December 31, 2004
Accounts receivable and prepayments	10,893	8,559
Accounts payable and accruals	6,211	6,509
Non-current debt	96,988	152,547
Current debt and current portion of non-current debt	384,000	314,000

Tax balances are disclosed in the balance sheet and Notes 10 and 15. Tax transactions are disclosed in the income statement and Note 10 and 17.

Transactions with key management and close family members

There are no transactions or balances with key management and close family members except loans and their remuneration in the form of salary and bonuses. At December 31, 2005 interest-free loans receivable from key management were RUR 3,100 thousands.

Total remuneration in the form of salary and bonuses paid to the members of the Board of Directors and Management Board for the year ended December 31, 2005 was RUR 12,925 thousand (for the year ended December 31, 2004 — RUR 21,128 thousand).

Note 6. Property, plant and equipment

Cost	Electricity and Heat Generation	Electricity Transmission	Heating Networks	Construction in Progress	Other	Total
Opening balance as at December 31, 2004	22,495,461	3,218,652	401,598	1,760,461	5,878,928	33,755,100
Additions	431,964	—	16,110	1,155,228	240,371	1,843,673
Transfer	1,369,172	65,511	8,604	(1,705,450)	262,163	—
Disposals	(21,888)	(12,985)	—	(18,090)	(13,086)	(66,049)
Closing balance as at December 31, 2005	24,274,709	3,271,178	426,312	1,192,149	6,368,376	35,532,724
Accumulated depreciation (including impairment)						
Opening balance as at December 31, 2004	17,060,208	1,430,580	81,616	—	3,832,074	22,404,478
Charge for the period	586,736	153,383	20,444	—	632,379	1,392,942
Reversal of impairment loss	(6,216,790)	(84,352)	—	—	(59,586)	(6,360,728)
Disposals	(7,790)	(8,853)	—	—	(8,575)	(25,218)
Closing balance as at December 31, 2005	11,422,364	1,490,758	102,060	—	4,396,292	17,411,474
Net book value as at December 31, 2005	12,852,345	1,780,420	324,252	1,192,149	1,972,084	18,121,250

Notes to Combined and Consolidated Financial Statements — (Continued)
for the year ended December 31, 2005 (In thousands of Russian rubles)

Cost	Electricity and Heat Generation	Electricity Transmission	Heating Networks	Construction in Progress	Other	Total
Opening balance as at December 31, 2003	22,529,780	3,190,137	401,707	1,798,432	5,447,395	33,367,451
Additions	1,987	—	—	482,420	32,186	516,593
Transfer	52,076	29,298	—	(489,729)	408,355	—
Disposals	(88,382)	(783)	(109)	(30,662)	(9,008)	(128,944)
Closing balance as at December 31, 2004	22,495,461	3,218,652	401,598	1,760,461	5,878,928	33,755,100
Accumulated depreciation (including impairment)						
Opening balance as at December 31, 2003	16,528,032	1,279,000	61,000	—	3,253,208	21,121,240
Charge for the period	555,461	152,042	20,663	—	586,366	1,314,532
Disposals	(23,285)	(462)	(47)	—	(7,500)	(31,294)
Closing balance as at December 31, 2004	17,060,208	1,430,580	81,616	—	3,832,074	22,404,478
Net book value as at December 31, 2003	6,001,748	1,911,137	340,707	1,798,432	2,194,187	12,246,211
Net book value as at December 31, 2004	5,435,253	1,788,072	319,982	1,760,461	2,046,854	11,350,622

The assets transferred to OGK-5 upon privatization did not include the land on which OGK-5's buildings and facilities are situated. OGK-5 has the right to purchase this land upon application to the state registration body or to formalize the right for rent after the right expiry date, which is January 1, 2008.

Property, plant and equipment balances as at December 31, 2005 included RUR 387,127 thousand of assets which were pledged as collateral according to loan agreements (at December 31, 2004: RUR 387,127 thousand).

Impairment. The carrying value of property, plant and equipment at December 31, 2004 is stated net of an impairment loss of RUR 7,571,000 thousand. As at December 31, 2005, OGK-5 assessed whether there is any indication that an impairment loss recognised in prior periods for property, plant and equipment may no longer exist. Management concluded that at the reporting date there were indications for reversing previously recognised impairment losses based on significant changes with a favourable effect on OGK-5 that have occurred or are expected to occur in the near future in the market and economic environment in which OGK-5 operates. Key positive developments include a higher expected growth of demand for electricity and heat in the regions OGK-5 operates, which is based on recent trends and a higher certainty about the free trading sector for electricity, which has been enacted by the government of the Russian Federation as of August 2006 (see Note 1). These developments have resulted in a change to the assumptions that were used to determine the value in use of the assets that comprise the power generation cash generating units and a reversal of the previously recognised impairment loss to the extent of RUR 6,360,728 thousand at December 31, 2005. A respective gain together with a corresponding deferred tax expense of RUR 1,526,575 was recognised in the income statement for the year ended December 31, 2005. Carrying value of property, plant and equipment at December 31, 2005 is stated net of an impairment loss of RUR 263,272 thousand.

Operating leases

OGK-5 leases a number of land areas owned by local governments under operating lease. Land lease payments are determined by lease agreements.

for the year ended December 31, 2005 (In thousands of Russian rubles)

Non-cancelable operating lease rentals are payable as follows:

	December 31, 2005
Less than one year	14,837
Between one and five years	72,759
More than five years	508,932
Total	596,528

The land areas leased by OGK-5 are the territories on which OGK-5's electric power stations, heating stations and other assets are located. The leases typically run for an initial period of 5 to 45 years with an option to renew the lease after that date. Lease payments are reviewed regularly to reflect market rentals.

Note 7. Accounts receivable and prepayments

	December 31, 2005	December 31, 2004
Trade receivables	639,123	407,482
(net of provision for impairment of accounts receivable of RUR 1,158,876 thousand as at December 31, 2005 and RUR 1,123,362 thousand as at December 31, 2004)		
Value added tax recoverable	331,620	131,647
Advances to suppliers	229,997	12,960
Other receivables	467,673	251,882
Total	1,668,413	803,971

Management has determined the provision for impairment of accounts receivable based on specific customer identification, customer payment trends, subsequent receipts and settlements and analyses of expected future cash flows. Based on the expected collection rate, discount rates of 12% to 18% have been used in the estimate of present value of future cash flows. The effects of discounting are reflected in the doubtful debtor provision and expense. Management of OGK-5 believes that OGK-5 entities will be able to realize the net receivable amount through direct collections and other non-cash settlements, and therefore the recorded value approximates their fair value.

In the year ended December 31, 2005 RUR 312,289 thousand of OGK-5's total accounts receivable was settled via non-cash settlements (2004: RUR 488,834 thousand).

Note 8. Inventories

	December 31, 2005	December 31, 2004
Fuel supplies	762,114	240,949
Materials and supplies	222,048	152,041
Other inventories	634,339	307,780
Total	1,618,501	700,770

Inventories balances as at December 31, 2005 and December 31, 2004 included RUR 61 thousand and RUR 243,360 thousand, respectively, of inventory which were pledged as collateral according to loan agreements.

for the year ended December 31, 2005 (In thousands of Russian rubles)

Note 9. Equity

Share Capital (Number of Shares Unless Otherwise Stated)

	Ordinary Shares December 31, 2005	Ordinary Shares December 31, 2004
Issued shares	29,407,170,459	29,407,170,459
Par value (in RUR)	1.00	1.00

As at December 31, 2005 number of issued ordinary shares is 29,407,170,459 with a par value of RUR 1.00 each. The authorised and not yet issued number of ordinary shares is 4,105,388,300 with a par value of RUR 1.00 each.

Contributions to OGK-5's charter capital were effected as follows. Cash contributions amounted to RUR 1,437,569 thousand, of which RUR 36,208 thousand were paid in 2004 and RUR 1,401,361 thousand — in 2005.

RUR 25,102,031 thousand were paid in kind by property, plant and equipment and shares in OGK-5's subsidiaries (see Note 3). which values were determined by independent appraisers. Because of application of predecessor accounting, IFRS carrying value of the contributed assets were RUR 10,779,946 thousand, of which RUR 1,215,181 thousand were attributable to minority interest. The difference of RUR 15,537,266 between the nominal value of share capital paid, the IFRS carrying value of the contributed assets and the minority interest has been recorded as a merger reserve within equity attributable to OGK-5's shareholders.

RUR 2,867,570 thousand had not been paid by RAO UES within the period stipulated by OGK-5's foundation documents (three months from the date of incorporation) and in accordance with the Russian legislation became treasury shares in January 2005. In September 2005 these treasury shares were exchanged for a 37.7% minority stake in OJSC Konakovo SDPP. As a result of this transaction, OGK-5's share in OJSC Konakovo SDPP increased to 88.7%.

Dividends. OGK-5's annual statutory accounts form the basis for the annual profit distribution and other appropriations. The specific Russian legislation identifies the basis of distribution as the net profit. However, this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and, accordingly, management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these financial statements. In June 2006 OGK-5 declared dividends for the year ended December 31, 2005 of RUR 0.0066069 per share (taking into account shares additionally issued in 2006 — see Note 23) for the total of RUR 200,002 thousands. These dividends were not recognized as a liability or deducted from equity at December 31, 2005.

Note 10. Income tax

Income Tax Charge

	Year Ended December 31, 2005	Year Ended December 31, 2004
Current income tax charge	227,060	258,630
Deferred income tax charge/(benefit)	1,344,699	(115,390)
Total income tax charge	1,571,759	143,240

During the year ended December 31, 2005 OGK-5 entities were subject to a 24% income tax rate on taxable profits.

for the year ended December 31, 2005 (In thousands of Russian rubles)

In accordance with Russian tax legislation, tax losses in different group companies may not be offset against taxable profits of other group companies. Accordingly, tax may accrue even where there is a net consolidated tax loss.

Reconciliation between the expected and the actual taxation change is provided below:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Profit/(loss) before tax	6,481,363	(51,384)
Theoretical tax charge/(benefit) at the statutory tax rate of 24%	1,555,527	(12,332)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Tax interest and penalties release	(60,607)	(62,700)
Other net non-deductible and non-taxable items	76,839	218,272
Total income tax charge	1,571,759	143,240

Deferred income tax. Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets and liabilities are measured at 24%, the rate applicable when the temporary differences will reverse.

Deferred tax liabilities

	December 31, 2004	Movement for the Year Recognized in the Income Statement	December 31, 2005
Property, plant and equipment	1,606,262	1,419,244	3,025,506
Accounts payable	44,629	(13,344)	31,285
Other	25,873	(13,875)	11,998
Total	1,676,764	1,392,025	3,068,789

Property, plant and equipment movement includes a deferred tax expense of RUR 1,526,575 thousands in relation to the reversal of impairment loss (see Note 6).

	December 31, 2003	Movement for the Year Recognized in the Income Statement	December 31, 2004
Property, plant and equipment	1,653,944	(47,682)	1,606,262
Accounts payable	55,234	(10,605)	44,629
Other	4,273	21,600	25,873
Total	1,713,451	(36,687)	1,676,764

for the year ended December 31, 2005 (In thousands of Russian rubles)

Deferred tax assets

	December 31, 2004	Movement for the Year Recognized in the Income Statement	December 31, 2005
Trade receivables	269,607	(110,623)	158,984
Provision for impairment of accounts receivable	29,226	144,855	174,081
Accounts payable	31,218	(3,296)	27,922
Inventories	8,689	13,544	22,233
Other	10,887	2,846	13,733
Total	349,627	47,326	396,953

OGK-5 has not recorded a deferred tax liability in respect of taxable temporary differences of RUR 475,049 thousand (2004: nil) associated with investments in subsidiaries as OGK-5 is able to control the timing of the reversal of those temporary differences and does not intend to reverse them in the foreseeable future.

	December 31, 2003	Movement for the Year Recognized in the Income Statement	December 31, 2004
Provision for impairment of accounts receivable	244,008	25,599	269,607
Trade receivables	5,043	24,183	29,226
Accounts payable	12,412	18,806	31,218
Inventories	7,089	1,601	8,690
Other	2,372	8,514	10,886
Total	270,924	78,703	349,627

Note 11. Non-current debt

The line represents a RUR denominated 14.8% loan payable in 2007. Property, plant and equipment was pledged as collateral for this debt (see Note 6).

Note 12. Restructured taxes

Following favourable court decisions during 2005, fines and penalties of RUR 189,478 thousands were forgiven to OGK-5 and a respective income was recorded within other operating income in 2005. Income tax constitutes an immaterial part of the restructured taxes.

Note 13. Current debt and current portion of non-current debt

This line represents short-term RUR loans obtained for operating purposes, with interest rates ranging from 8.5% to 14.0%. The interest rates are the market interest rates applicable to the loans at the dates of their origination. Inventories were pledged as collateral for these debts (see Note 8).

Notes to Combined and Consolidated Financial Statements — (Continued)
for the year ended December 31, 2005 (In thousands of Russian rubles)

Note 14. Accounts payable and accruals

	December 31, 2005	December 31, 2004
Trade payables	944,808	183,954
Accrued liabilities and other payables	389,606	191,471
Dividend payable	14,579	175,741
Total	1,348,993	551,166

Note 15. Other taxes payable

	December 31, 2005	December 31, 2004
Value added tax	461,305	375,268
Property tax	106,997	6,933
Employee taxes	11,997	11,091
Fines and interest	22,949	1,114
Other taxes	105,215	41,948
Current portion of taxes restructured to long-term liabilities	—	50,309
Total	708,463	486,663

The value added tax figure at December 31, 2005 includes RUR 364,740 thousand of deferred VAT (2004: RUR 297,929 thousand), which only becomes payable to the authorities when the underlying receivable balances are either recovered or written off.

Note 16. Revenues

	Year Ended December 31, 2005	Year Ended December 31, 2004
Electricity	7,754,223	6,341,140
Heating	461,004	443,917
Rent	1,638,987	692,492
Repairs and maintenance	145,978	8,613
Water circulation	23,339	20,929
Other	76,618	176,953
Total revenues	10,100,149	7,684,044

In the years ended December 31, 2005 and 2004, OGK-5 derived revenues from renting property, plant and equipment of Reftino SDPP and Sredneuralsk SDPP.

Notes to Combined and Consolidated Financial Statements — (Continued)
for the year ended December 31, 2005 (In thousands of Russian rubles)

Note 17. Operating expenses (excluding reversal of impairment of property, plant and equipment)

	Notes	Year Ended December 31, 2005	Year Ended December 31, 2004
Fuel		4,639,158	3,695,896
Depreciation	6	1,392,942	1,314,532
Repairs and maintenance		1,072,867	956,325
Employee benefits		1,038,624	658,953
Taxes other than income tax		498,976	85,177
Water usage expenses		483,682	393,008
Raw materials and supplies		241,901	131,494
Consulting, legal and audit services		64,804	14,093
Insurance cost		55,167	52,538
Social overhead costs		47,703	28,428
Provision for impairment of accounts receivable		35,514	106,663
Writing off of non-core assets		21,872	28,373
Other expenses		458,125	456,946
Total operating expenses (excluding reversal of impairment of property, plant and equipment)		10,051,335	7,922,426

Employee benefits expenses comprise the following:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Salaries and wages, payroll taxes	962,701	565,281
Financial aid to employees and pensioners	50,647	62,472
Non-governmental pension fund expenses	25,276	31,200
Employee benefits	1,038,624	658,953

Note 18. Finance costs

	Year Ended December 31, 2005	Year Ended December 31, 2004
Interest expense	113,871	148,654
Effect of discounting	7,213	11,593
Total finance cost	121,084	160,247

for the year ended December 31, 2005 (In thousands of Russian rubles)

Note 19. Earning/(loss) per ordinary share for profit/(loss) attributable to the shareholders of OGK-5 — basic and diluted (in RUR)

	Year Ended December 31, 2005	Year Ended December 31, 2004
Weighed average number of ordinary shares issued (thousands of shares)	27,293,130	25,105,107
Profit/(loss) attributable to the shareholders of OGK-5 (thousands of RUR)	4,916,281	(121,175)
Earning/(loss) per ordinary share for profit/(less) attributable to the shareholders of OGK-5 — basic and diluted (in RUR)	0.180	(0.005)

Note 20. Commitments

Sales commitments. OGK-5's entities sell electricity on the two wholesale market sectors: free trading sector and regulated trading sector. The tariffs for the electricity sold/purchased in the regulated trading sector (including the sector of deviations) are set by the Federal Service on Tariffs.

OGK-5 has entered into a number of annual electricity sales agreements with CJSC Center for Financial Settlements, CJSC INTER RAO UES, retail companies and large industrial customers.

Fuel commitments. OGK-5 has a number of outstanding contracts to purchase natural gas and coal, which are supplied under annual contracts. The quantity of natural gas to be supplied is annually allocated by RAO UES in coordination with OJSC GAZPROM given the capacity of utilization of alternative fuel and the required fuel reserve fixed by RAO UES. The purchase price of gas is fixed by the Federal Service of Tariffs.

Capital commitments. Future capital expenditure for which contracts have been signed amounted to RUR 55,219 thousand at December 31, 2005 (at December 31, 2004: RUR 174,153 thousand).

Note 21. Contingencies

Political environment. The operations and earnings of OGK-5 entities continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in Russia.

Insurance. OGK-5 holds limited insurance policies in relation to its assets, operations, public liability or other insurable risks. Accordingly, OGK-5 is exposed to those risks for which it does not have insurance.

Legal proceedings. OGK-5 was not a party to any legal proceedings which, upon final disposition, will have a material adverse effect on the financial position of OGK-5.

Tax contingency. Russian tax, currency and customs legislation is subject to varying interpretation, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of OGK-5 may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances review may cover longer periods.

As at December 31, 2005, management believes that its interpretation of the relevant legislation is appropriate and OGK-5's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these Financial Statements.

for the year ended December 31, 2005 (In thousands of Russian rubles)

Environmental matters. OGK-5 entities and their predecessor entities have operated in the electric power industry in the Russian Federation for many years. The enforcement of environmental regulation in the Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. OGK-5 entities periodically evaluate their obligations under environmental regulations.

Potential liabilities might arise as a result of changes in legislation and regulation or civil litigation. The impact of these potential changes cannot be estimated, but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage.

Note 22. Financial instruments and financial risks

Financial risk factors. OGK-5's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates, changes in interest rates, and the collectability of receivables. OGK-5 does not have a risk policy to hedge its financial exposures.

Credit risk. Financial assets, which potentially subject OGK-5 to concentrations of credit risk, consist principally of trade receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to OGK-5 beyond the provision for impairment of receivables already recorded.

The cash has been deposited in the financial institutions with no more than minimal exposure to the default risk at the time of account opening.

Interest rate risk. OGK-5's operating profits and cash flows from operating activity are largely not dependent on the changes in market interest rates. OGK-5 is only exposed to fair value interest rate risk as all of its borrowings are at fixed interest rates. OGK-5 has no material interest-bearing assets.

Fair values. Management believes that the fair value of its financial assets and liabilities approximates their carrying amount.

Note 23. Post balance sheet events

Following a Joint General Meeting of Shareholders of OGK-5, OJSC Konakovo SDPP and OJSC Nevinnomyssk SDPP in January 2006, these companies have been legally merged at April 1, 2006.

As a result of the shares swap in relation to merger procedures, OGK-5's issued share capital has increased by 864,515,045 shares.

On August 31, 2006 the shareholders of OGK-5 decided to issue additional 5,100 million of ordinary shares.

In August 2006 OGK-5's shareholders approved its participation in creation of OJSC Energeticheskaya Severnaya Companiya (ESC) jointly with OJSC Novatek. OGK-5 will participate in the tender for construction and further maintenance of the combined cycle generating power plant Tarko-Sale with total capacity of 600 mVt. ESC is expected to be a 40% associate of OGK-5.

OGK-5 changed its accounting policy to revaluing its property, plant and equipment from January 1, 2006. Independent appraisers engaged by OGK-5 have estimated fair value of OGK-5's property, plant and equipment at RUR 42,184 million as at January 1, 2006.

EXHIBIT II — UNAUDITED CONSOLIDATED INTERIM IFRS FINANCIAL STATEMENTS — OGK-5

Below are the unaudited consolidated interim financial statements of OGK-5 for the six months ended June 30, 2006 and for the six months ended June 30, 2005.

These financial statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a discussion of the principal differences between U.S. GAAP and IFRS as they relate to the Gencos, see "Summary of Certain Differences between U.S. GAAP and IFRS".

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

REVIEW REPORT OF THE AUDITORS

To the shareholders and the Board of Directors of OGK-5

1 We have reviewed the accompanying interim consolidated balance sheet of OGK-5 and its subsidiaries ("the OGK-5 Group") as of June 30, 2006 and the related interim consolidated statements of income, cash flows and changes in shareholders' equity for the six months then ended. These interim consolidated financial statements as set out on pages F-30 to F-55 are the responsibility of the OGK-5 Group's management. Our responsibility is to issue a report on these interim consolidated financial statements based on our review.

2 We conducted our review in accordance with the International Standard on Review Engagements 2400. This Standard requires that we plan and perform the review to obtain moderate assurance about whether the interim consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of OGK-5 Group personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3 Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly, in all material respects, the financial position of the OGK-5 Group as of June 30, 2006, and of the results of its operations and its cash flows for the period then ended in accordance with International Accounting Standard 34 "Interim Financial Reporting".

ZAO PricewaterhouseCoopers Audit

Moscow, Russian Federation
September 29, 2006

OGK-5

Interim Consolidated Balance Sheet
As at June 30, 2006

	Notes	June 30, 2006	December 31, 2005
		(In thousands of Russian rubles)	
ASSETS			
Non-current assets			
Property, plant and equipment	6	42,953,084	18,121,250
Deferred tax assets	10	406,516	396,953
Other non-current assets		239,222	53,221
Total non-current assets		**43,598,822**	**18,571,424**
Current assets			
Cash		402,594	181,475
Accounts receivable and prepayments	7	2,025,267	1,668,413
Inventories	8	2,017,014	1,618,501
Current income tax prepayments		300,243	46,446
Total current assets		**4,745,118**	**3,514,835**
TOTAL ASSETS		**48,343,940**	**22,086,259**
EQUITY AND LIABILITIES			
Equity			
Share capital — ordinary shares	9	30,271,685	29,407,170
Retained earnings		4,992,387	1,838,843
Other reserves	9	3,653,696	(15,537,266)
Equity attributable to shareholders of OGK-5		**38,917,768**	**15,708,747**
Minority interest		—	255,339
Total equity		**38,917,768**	**15,964,086**
Non-current liabilities			
Deferred tax liabilities	10	5,842,896	3,068,789
Non-current debt	11	33,000	96,988
Total non-current liabilities		**5,875,896**	**3,165,777**
Current liabilities			
Current debt and current portion of non-current debt	12	1,841,380	897,135
Accounts payable and accruals	13	1,122,284	1,348,993
Current income tax liabilities		21,865	1,805
Other taxes payable	14	564,747	708,463
Total current liabilities		**3,550,276**	**2,956,396**
Total liabilities		**9,426,172**	**6,122,173**
TOTAL EQUITY AND LIABILITIES		48,343,940	22,086,259

General Director — A.V. Bushin

Chief Accountant — M.V. Antipov

September 29, 2006

The accompanying notes are an integral part of these interim consolidated financial statements

OGK-5

Interim Consolidated Income Statement
For the six months ended June 30, 2006

	Notes	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
		(In thousands of Russian rubles, except for *earning* per ordinary share information)	
Revenues	15	12,478,107	4,866,639
Operating expenses	16	(11,613,954)	(4,573,472)
Other operating income		100,511	95,418
Operating profit		**964,664**	**388,585**
Finance costs	17	(102,078)	(87,269)
Profit before income tax		**862,586**	**301,316**
Income tax benefit/(charge)	10	3,100,136	(53,329)
Profit for the period		**3,962,722**	**247,987**
Attributable to:			
Shareholders of OGK-5		3,955,153	155,131
Minority interest		7,569	92,856
Earning per ordinary share for profit attributable to the shareholders of OGK-5 — basic and diluted (in Russian rubles)	18	0.133	0.006

General Director — A.V. Bushin

Chief Accountant — M.V. Antipov

September 29, 2006

The accompanying notes are an integral part of these interim consolidated financial statements

OGK-5

***Interim* Consolidated Cash Flow Statement**
For the six months ended June 30, 2006

	Notes	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
		(In thousands of Russian rubles)	
CASH FLOW FROM OPERATING ACTIVITIES:			
Profit before income tax		**862,586**	**301,316**
Adjustments for non-cash items:			
Depreciation	6	1,006,085	622,256
Provision for impairment of accounts receivable	16	(29,104)	5,621
Interest expense and effect of discounting	17	102,078	87,269
Expensed value added tax	16	78,759	12,511
Other non-cash items		(53,859)	(163,098)
Operating cash flows before working capital changes and income tax paid		**1,966,545**	**865,875**
Working capital changes:			
Increase in accounts receivable and prepayments		(327,750)	(2,296,057)
Increase in inventories		(398,513)	(36,895)
(Decrease)/increase in accounts payable and accruals		(426,711)	87,716
(Decrease)/increase in taxes payable, other than income tax		(143,716)	462,600
Income tax paid in cash		(432,897)	(99,422)
Net cash generated from/(used in) operating activities		**236,958**	**(1,016,183)**
CASH FLOW FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment and other non-current assets		(833,009)	(107,249)
Proceeds from sale of property, plant and equipment and other non-current assets		17,614	10,942
Net cash used in investing activities		**(815,395)**	**(96,307)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from short-term borrowings		3,077,000	3,070,911
Repayment of debt		(2,228,600)	(2,852,146)
Interest paid		(48,513)	(55,708)
Dividend paid by OGK-5 to shareholders of OGK-5		—	(161,230)
Dividend paid by OGK-5 to minority interest shareholders		(331)	(17,110)
Settlement of previously unpaid share capital		—	1,401,361
Net cash generated from financing activities		**799,556**	**1,386,078**
Net increase in cash		221,119	273,588
Cash at the beginning of the period		181,475	75,247
Cash at the end of the period		402,594	348,835

General Director — A.V. Bushin

Chief Accountant — M.V. Antipov

September 29, 2006

The accompanying notes are an integral part of these interim consolidated financial statements

OGK-5

Interim Consolidated Statement of Changes in Equity
For the six months ended June 30, 2006

	Attributable to the Shareholders of OGK-5							
	Ordinary share capital	Unpaid share capital	Treasury shares	Retained earnings	Other reserves	Total	Minority interest	Total equity
	(In thousands of Russian rubles)							
At January 1, 2005	**29,407,170**	**(4,268,931)**	**—**	**(1,042,055)**	**(15,537,266)**	**8,558,918**	**1,128,102**	**9,687,020**
Profit for the period*	—	—	—	155,131	—	155,131	92,856	247,987
Payment of share capital	—	1,401,361	—	—	—	1,401,361	—	1,401,361
Issuance of treasury shares	—	2,867,570	(2,867,570)	—	—	—	—	—
Dividends	—	—	—	—	—	—	(47,316)	(47,316)
At June 30, 2005	**29,407,170**		**(2,867,570)**	**(886,924)**	**(15,537,266)**	**10,115,410**	**1,173,642**	**11,289,052**
At January 1, 2006	**29,407,170**	**—**	**—**	**1,838,843**	**(15,537,266)**	**15,708,747**	**255,339**	**15,964,086**
Revaluation of property, plant and equipment (Note 6)	—	—	—	—	18,698,442	18,698,442	492,520	19,190,962
Profit for the period	—	—	—	3,955,153	—	3,955,153	7,569	3,962,722
Total recognised income for the period				**3,955,153**	**18,698,442**	**22,653,595**	**500,089**	**23,153,684**
Transactions with minorities (Note 9)	864,515	—	—	(601,607)	492,520	755,428	(755,428)	—
Dividends	—	—	—	(200,002)		(200,002)	—	(200,002)
At June 30, 2006	**30,271,685**	**—**	**—**	**4,992,387**	**3,653,696**	**38,917,768**	**—**	**38,917,768**

* The amount of total recognised income for the period is equal to profit for the period.

General Director A.V. Bushin

Chief Accountant M.V. Antipov

September 29, 2006

The accompanying notes are an integral part of these interim consolidated financial statements

(In thousands of Russian rubles)

Note 1. OGK-5 and its operations

Open Joint-Stock Company OGK-5 ("OGK-5") was established on October 27, 2004 within the framework of Russian electricity sector restructuring in accordance with the Resolution No. 1254-r adopted by the Russian Federation Government on September 1, 2003.

The OGK-5 group operates 4 power plants and its principal activity is electricity and heat generation. The group consists of OGK-5 and its subsidiaries. OGK-5's principal subsidiaries as at December 31, 2005 were two State-District Power Plants (the "SDPP"):

	Ownership, %
OJSC Konakovo SDPP (Konakovo SDPP)	88.7
OJSC Nevinnomyssk SDPP (Nevinnomyssk SDPP)	99.9

In November 2005 the shareholders of OGK-5, Konakovo SDPP and Nevinnomyssk SDPP approved the merger of these companies, which took place on April 1, 2006 (see Note 9). As at June 30, 2006 OGK-5 did not have material subsidiaries.

OGK-5 is registered by the Lenin District Inspectorate of the RF Ministry of Taxation of Yekaterinburg, Sverdlovsk Region. OGK-5's office is located at bld. 2, 10-A, 4th Setunsky proezd, 119136, Moscow, Russia.

Operating environment. Whilst there have been improvements in economic trends in the Russian Federation, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations and changes, which can occur frequently.

Relations with the state and current regulation. As at June 30, 2006 the Russian Federation owned 52.7% of RAO UES, which in its turn owned 87.7% of OGK-5. The Russian government is the ultimate controlling party of OGK-5.

OGK-5's customer base includes a large number of entities controlled by or related to the state. Moreover, the state controls a number of OGK-5's fuel and other suppliers.

The government of the Russian Federation directly affects OGK-5's operations through regulation by the FST, with respect to its wholesale energy sales. Tariffs which OGK-5 entities may charge for sales of electricity and heat are governed by regulations specific to the electricity and heat industry and by regulations applicable to natural monopolies.

As described in Notes 2, 19 and 20, the government's economic, social and other policies could have material effects on the operations of OGK-5.

Regulatory issues and sector restructuring. The Russian electric utilities industry in general and OGK-5 in particular are presently undergoing a reform process designed to introduce competition into the electricity sector and to create an environment in which RAO UES can raise the capital required to maintain and expand current capacity.

The regulatory framework governing the process of reforming the Russian Federation electric utilities industry and the functioning of the industry, both during the transition period and subsequent to the completion of reforms, is set forth in the following legislation: Federal Law No. 35-FZ of March 26, 2003 "On the Electric Utilities" and Federal Law No. 36-FZ of March 26, 2003 "On the Specifics of the Functioning of Electric Utilities During the Transition Period and the Introduction of Amendments to Certain Russian Federation

(In thousands of Russian rubles)

Legislative Acts and the Invalidation of Certain Russian Federation Legislative Acts in Connection with the Adoption of the Law "On the Electric Utilities of the Russian Federation".

In June 2003 the government issued Resolution No. 1254-r "On formation of generation companies of the wholesale electricity market" which approved composition of wholesale generating companies of the wholesale electricity market, including a list of the four power plants to be contributed into OGK-5.

In October 2003, the Russian Federation Government issued Resolution No. 643 "On the Rules for the Wholesale Electricity Market during the Transition Period". According to the rules adopted, there will be two sectors within the Federal Wholesale Electricity Market (FOREM): regulated trading sector and free trading sector. Within the free trading sector, electricity suppliers will be able to sell electricity generated with the use of facilities and equipment accounting for 15% of the working capacity. Since November 2003, the non-commercial partnership "Trade System Administrator of the Wholesale Electricity Market", in accordance with the rules for the wholesale electricity market during the transition period, has been holding electricity bidding in the free trading sector. OGK-5 participates in this free trading scheme. According to the laws underlying the electric utilities reform, subsequently free trading would be extended over the whole volume of trading.

As part of reforming of the operation of the wholesale electricity (power) market in August 2006 the Government issued Resolution No. 529 "On the Improvement of the Operation of the Wholesale Electricity Market" which introduced changes in the Rules for the Wholesale Electricity Market during the Transition Period from September 1, 2006. Effective as of September 2006 there will be changes in pricing and abolition of limitation on sale of power in the free trading sector. Specifically, the Resolution stipulates a gradual reduction (5% to 15% per annum) of the share of electricity sales on the wholesale market at regulated prices (tariffs) and a corresponding increase of trading of electricity at free market prices.

As at May 29, 2003, the Board of Directors of RAO UES approved a "Concept of RAO UES of Russia strategy for the period from 2003 through 2008". In February 2006 the Board of Directors approved an Appendix to the Concept of RAO UES Strategy: "Generating companies of the Wholesale Electricity Market (OGKs)". This document provides a detailed description of the major changes that are planned to take place in respect of wholesale generation companies during the electric utilities reform program. In accordance with this Concept, RAO UES is developing the first stage of its own reorganisation which assumes a spin-off of 2-3 generating companies (including OGK-5) with proportional distribution of shares of the separated companies between the shareholders of RAO UES. It also assumes a disposal of 25% plus 1 share of OGK-5.

At this time, the impact of the industry changes on both the financial results and position of OGK-5 cannot be readily assessed because the specific, detailed mechanisms to effect the restructuring are still being determined. Accordingly, no provision has been recognised for the effects of the restructuring process.

Note 2. Financial condition

As discussed above OGK-5 is affected by government policy through the control of tariffs and other factors. The FST does not always permit tariff increases in excess of increases in OGK-5's costs and thus some tariffs are insufficient to cover all the costs of generation. Moreover, these tariffs consider costs only on a Russian statutory basis and, accordingly, exclude additional costs recognized under an IFRS basis of accounting. As a result, tariffs may not consistently allow for an adequate return on investment and currently do not provide sufficient funds for the full replacement of property, plant and equipment. However, the growing demand for electricity and capacity together with increasing free trading sector of the wholesale electricity market result in a revenue growth during the reporting period.

(In thousands of Russian rubles)

OGK-5's management has been taking the following actions in order to address the issues noted above and further improve OGK-5's financial position:

- introduction of improved financial budgeting procedures;
- discussions with strategic investors, and identification and assessment of projects requiring investment funds;
- negotiations with federal and regional governments and regulators for real increases in tariffs to support adequate long term investment into OGK-5's generation assets; and
- raising long-term debt/equity financing for investments in new generating assets.

Management believes that ultimately a stable regulatory regime and a competitive power market will be put in place such that OGK-5 will be able to raise needed capital to sustain the business. However, there can be no assurance in this regard.

Note 3. Basis of preparation

Statement of compliance. This interim financial information for the six months ended June 30, 2006 has been prepared in accordance with IAS 34 "Interim Financial Reporting". These interim consolidated financial statements should be read in conjunction with OGK-5's annual consolidated financial statements for the year ended December 31, 2005.

Each enterprise of OGK-5 individually maintains its own books of accounts and prepares its statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation. The accompanying Financial Statements are based on the statutory records and adjusted and reclassified for the purpose of fair presentation in accordance with IFRS.

Functional and presentation currency. The national currency of the Russian Federation is the Russian ruble ("RUR"), which is the functional currency of each of OGK-5's entities and the currency in which these financial statements are presented. All financial information presented in RUR has been rounded to the nearest thousand.

Predecessor Accounting. In December 2004, RAO UES transferred to OGK-5 51.0% and 99.9% of the outstanding ordinary shares of Konakovo SDPP and Nevinnomyssk SDPP, respectively. OGK-5 accounted for this business combination amongst entities under common control under an accounting policy using the predecessor values method. Accordingly, assets and liabilities of the transferred entities were accounted for at the carrying value, as determined by RAO UES in its IFRS financial statements.

In December 2004 RAO UES transferred the property, plant and equipment of two power plants (Sredneuralsk SDPP and Reftino SDPP) as a contribution to OGK-5's charter capital. These assets were rented out by OGK-5 to another subsidiary of RAO UES (TGK-9) until January 1, 2006 and the transfer included the rental agreement. Starting from January 1, 2006 OGK-5 hired the personnel previously employed by TGK-9, purchased inventories from TGK-9 by December 31, 2005, and started conducting a full operational activity at these plants. This transaction was accounted for as a business combination amongst entities under common control. This combination was also accounted for under the predecessor values method as a matter of accounting policy.

Inflation accounting. Prior to January 1, 2003 non-monetary assets acquired and non-monetary liabilities incurred or assumed have been adjusted for the changes in the general purchasing power of the RUR in accordance with International Accounting Standards 29 ("IAS") ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary

(In thousands of Russian rubles)

economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, the amounts expressed in the measuring unit current at December 31, 2002 are treated as the basis for the carrying amounts in these Financial Statements.

New accounting developments. During the period December 2003 to September 2006, the International Accounting Standards Board ("IASB") made 26 revisions to its standards and issued 7 new standards. In addition, the International Financial Reporting Interpretations Committee ("IFRIC") issued ten new interpretations, one of which was subsequently withdrawn.

These consolidated interim financial statements has been prepared by applying the accounting policies consistent with those of the annual financial statements for the year ended December 31, 2005, except for:

- the policies regarding the measurement of the property, plant and equipment, which was changed voluntarily (see disclosure in Note 6 "Property, plant and equipment"), and
- those policies which were changed to comply with the new or amended standards and interpretation that are in force for the year beginning on January 1, 2006.

These new or amended standards and interpretation that are in force for the year beginning on January 1, 2006 and their impact on the current period or any prior period is described below:

- Amendment to IAS 19, "Actuarial gains and losses, group plans and disclosures", effective for annual periods beginning on or after January 1, 2006. This amendment is not relevant for OGK-5;
- Amendment to IAS 39, Amendment to "The fair value option", effective for annual periods beginning on or after January 1, 2006. This amendment is not relevant for OGK-5;
- Amendment to IAS 21, Amendment "Net investment in a foreign operation", effective for annual periods beginning on or after January 1, 2006. This amendment is not relevant for OGK-5;
- Amendment to IAS 39, Amendment "Cash flow hedge accounting of forecast intragroup transactions", effective for annual periods beginning on or after January 1, 2006. This amendment is not relevant for OGK-5;
- Amendment to IAS 39 and IFRS 4, Amendment "Financial guarantee contracts", effective for annual periods beginning on or after January 1, 2006. This amendment is not relevant for OGK-5;
- IFRS 6, "Exploration for and evaluation of mineral resources", effective for annual periods beginning on or after January 1, 2006. This standard is not relevant for OGK-5;
- IFRIC 4, "Determining whether an arrangement contains a lease", effective for annual periods beginning on or after January 1, 2006. This amendment did not have a material effect on OGK-5's financial statements;
- IFRIC 5, "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds", effective for annual periods beginning on or after January 1, 2006. This interpretation is not relevant for OGK-5; and
- IFRIC 6, "Liabilities arising from participating in a specific market — waste electrical and electronic equipment", effective for annual periods beginning on or after December 1, 2005. This interpretation is not relevant for OGK-5.

(In thousands of Russian rubles)

Purchases and sales of investments are initially measured at fair value and recognised on the settlement date, which is the date that the investment is delivered to or by OGK-5. Cost of purchase includes transaction costs. The available-for sale investments are subsequently carried at fair value. Unrealised gains and losses arising from changes in the fair value of these investments are included in the fair value reserve in shareholders' equity in the period in which they arise. Realised gains and losses from the disposal of available-for sale investments are included in the income statement in the period in which they arise.

OGK-5 does not hold any investments that are held-to-maturity or for trading purposes.

Foreign currency. Monetary assets and liabilities, which are held by OGK-5 entities and denominated in foreign currencies at the balance sheet date, are translated into RUR at the exchange rates prevailing at that date. Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

As at June 30, 2006, the official rate of exchange, as determined by the Central Bank of the Russian Federation, between the RUR and the U.S. Dollar ("USD") was RUR 27.08: USD 1.00 (31 December 2005: RUR 28.78: USD 1.00), between the RUR and EURO RUR 33.98: EURO 1.00 (December 31, 2005: RUR 34.19: EURO 1.00). As at the balance sheet date, exchange restrictions and currency controls existed relating to converting the Russian ruble into other currencies. The Russian ruble is not freely convertible in most countries outside of the Russian Federation.

Dividends. Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared (approved by shareholders) before or on the balance sheet date. Dividends are disclosed when they are declared after the balance sheet date, but before the financial statements are authorized for issue.

Property, plant and equipment. In 2004 property, plant and equipment were recognized at the carrying value determined in accordance with the IFRS at the date of their transfer to OGK-5 by RAO UES.

Following finalization of OGK-5 structure and starting full operational activity at all of its plants from January 1, 2006 (see Note 3, *Predecessor accounting*), OGK-5 changed its accounting policy to revaluing its property, plant and equipment, excluding construction in progress, from January 1, 2006. Management believes that it would result in a more meaningful presentation of OGK-5's financial position and financial performance.

Property, plant and equipment are subject to revaluation on a regular basis. The frequency of revaluation depends upon the movements in the fair values of the assets being revalued. Increases in the carrying amount arising on revaluation of property, plant and equipment are credited to revaluation reserves in equity. Decreases that offset previous increases of the same asset are charged against revaluation reserves directly in equity; all other decreases are charged to the income statement. The revaluation reserve in equity is transferred directly to retained earnings when the surplus is realised either on the retirement or disposal of the asset.

Any accumulated depreciation at the date of revaluation is eliminated against the gross amount of the asset, and the net amount is restated to the revalued amount of the asset.

OGK-5 charges deferred tax liabilities in respect of revaluation of property, plant and equipment directly to equity.

(In thousands of Russian rubles)

Renewals and improvements are capitalized and the assets replaced are retired. The cost of repair and maintenance are expensed as incurred. Gains and losses arising from the retirement of property, plant and equipment are included in the income statement as incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful life of the asset when it is available for use.

The useful lives, in years, of assets by type of facility are as follows:

Type of Facility	Acquired prior to December 31, 1997	Acquired subsequent to December 31, 1997	Revised starting from January 1, 2006
Electricity and heat generation	4-50	20-50	5-80
Electricity distribution	14-27	25	2-25
Heating networks	17-20	20	5-17
Other	8-10	10	5-40

The majority of electricity and heat generation assets have useful lives between 50 and 80 years as revised by management starting from January 1, 2006.

Social assets are not capitalized as they are not expected to result in future economic benefits to OGK-5. Costs associated with fulfilling OGK-5's social responsibilities are expensed as incurred.

Cash and cash equivalents. Cash comprises cash in hand and cash deposited on demand at banks. Cash equivalents comprise short-term highly liquid investments that are readily convertible into cash and have a maturity of three months or less from the date of acquisition and are subject to insignificant changes in value.

Accounts receivable and prepayments. Accounts receivable are recorded inclusive of value added taxes which are payable to tax authorities upon collection of such receivables. Trade receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment. Such a provision for impairment of accounts receivable is established if there is objective evidence that OGK-5 will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the date of origination of the receivables.

Value added tax on purchases and sales. Value added taxes ("VAT") related to sales is payable to tax authorities upon collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (deferred VAT) is recognised in the balance sheet on a gross basis and disclosed separately as an asset and liability. Where provision has been made for impairment of receivables, the impairment loss is recorded for the gross amount of the debtor's balance, including VAT. The related deferred VAT liability is maintained until the debtor is written off for tax purposes.

Treasury shares. When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is deducted from equity. Treasury shares are stated at weighted average cost. Any gains or losses arising on the disposal of treasury shares are recorded directly in equity attributable to the shareholders of OGK-5.

Inventories. Inventories are valued at the lower of net realizable value and weighed average acquisition cost. Provision is made for potential losses on obsolete or slow-moving inventories, taking into account their expected use and future realizable value.

Income tax.

The income tax expense represents the sum of the tax currently payable and deferred income tax. The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. OGK-5's liability for current tax is calculated using tax rates that have been enacted by the balance sheet date.

Deferred income tax. Deferred tax is provided using the balance sheet liability method for the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as per the consolidated financial statements. In accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit or loss. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilised. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profit will be available against which the deductions can be utilised.

Deferred tax movements are recorded in the income statement except when they are related to the items directly charged to the shareholders' equity. In this case deferred taxes are recorded as part of the shareholders' equity.

Deferred tax is not provided for the undistributed earnings of subsidiaries, as OGK-5 requires profits to be reinvested, and only insignificant dividends are expected to be declared from future profits of the subsidiaries. Neither these future profits nor the related taxes are recognised in these financial statements.

Accounts payable and accrued charges. Accounts payable are stated inclusive of value added tax. Trade payables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest rate method. If accounts payable are restructured and the discounted present value of the cash flows under the restructured terms discounted using the original effective interest rate differs by more than ten percent from the discounted present value of the remaining cash flows of the original financial liability, then the fair value of the restructured payable is measured as the discounted present value of the cash flows under the restructured terms. In this case the amount of the discount is credited to the income statement (finance costs) as a gain on restructuring, and the non-current portion of the discounted payable is reclassified to other non-current liabilities. The discount is amortised over the period of the restructuring as an interest expense.

Debt. Debt is recognized initially at its fair value. If it is significantly different from the transaction price, fair value is determined using the prevailing market interest rate for a similar instrument. In subsequent periods, debt is stated at amortized cost using the effective yield method; any difference between the fair value at initial recognition (net of transaction costs) and the redemption amount is recognized in the income statement as an interest expense over the period of the debt obligation.

Borrowing Costs. OGK-5 applies the benchmark treatment of IAS 23 "Borrowing costs" and recognises all borrowing costs as an expense in the period in which they are incurred.

Notes to Interim Consolidated Financial Statements — (Continued)
For the six months ended June 30, 2006
(In thousands of Russian rubles)

Minority interest. Minority interest represents the minority shareholders' proportionate share of the equity and results of operations of OGK-5's subsidiaries. This has been calculated based upon the minority interests' ownership percentage of these subsidiaries. In purchases of minority interest, difference, if any, between the carrying amount of a minority interest and the amount paid to acquire it is recorded as loss directly in equity.

Pension and post-employment benefits. In the normal course of business OGK-5 contributes to the Russian Federation defined contribution state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred.

OGK-5 has also a contract with a non-governmental pension fund. Contributions to the non-governmental defined contribution pension scheme are expensed when incurred.

Environmental liabilities. Liabilities for environmental remediation are recorded where there is a present obligation, the payment is probable and reliable estimates can be made.

Revenue recognition. Revenue is recognized on the delivery of electricity and heat during the period. Revenue amounts are represented exclusive of value added tax.

Social expenditure. To the extent that OGK-5's contributions to social programs benefit the community at large without creating constructive obligation to provide such benefits in the future and are not restricted to OGK-5's employees, they are recognized in the income statement as incurred.

Segment reporting. OGK-5 operates predominantly in a single geographical area and industry, the generation of electric power and heat in the Russian Federation. The generation of electricity and heat are related activities and are subject to similar risks and returns, therefore they are reported as one business segment.

Earnings per share. The earnings per share are determined by dividing the profit attributable to ordinary shareholders of the parent company of OGK-5 by the weighted average number of ordinary shares outstanding during the reporting period.

Interest. Interest income and expense are recognized in the income statement for all debt instruments on an accrual basis using the effective rate of interest method. Interest income includes nominal interest and amortised discount and premium. When loans become doubtful of collection, they are written down to their recoverable amounts and interest income is thereafter recognized based on the rate of interest that was used to discount the future cash flows for the purpose of measuring the recoverable amount.

Fair value measurement. The fair value of accounts receivable for disclosure purposes is measured by discounting the value of expected cash flows at the market rate of interest for similar borrowers at the reporting date.

The fair value of financial liabilities and other financial instruments (except if publicly quoted) for disclosure purposes is measured by discounting the future contractual cash flows at the current market interest rate available to OGK-5 for similar financial instruments. The fair value of publicly quoted financial instruments for disclosure purposes are measured based on current market value at the close of business on the reporting date.

Seasonality. Demand for electricity and heat is influenced by both the seasons of the year and the relative severity of the weather. Revenues from heating are concentrated within the months of October to March. A similar, although less intense, concentration of electricity sales occurs within the same period. The seasonality of electricity and heat production has a corresponding impact on the usage of fuel and the purchase of power.

(In thousands of Russian rubles)

Furthermore, during the periods of lower production from April to September, there is an increase in the expenditures on repairs and maintenance. This seasonality does not impact the revenue or cost recognition policies of OGK-5.

Note 5. Related Parties

The nature of the related party relationships for those related parties with whom OGK-5 entered into significant transactions during six months ended June 30, 2006 and six months ended June 30, 2005 or had significant balances outstanding at June 30, 2006 and December 31, 2005 are detailed below.

Parent

As June 30, 2006 and December 31, 2005 OGK-5 owned 2,860,038 shares of RAO UES.

Transactions with RAO UES were as follows:

	Six months ended June 30, 2006	Six months ended June 30, 2005
Purchases of property, plant and equipment	432,425	—

Balances with RAO UES were as follows:

	June 30, 2006	December 31, 2005
Accounts receivable	—	22,114
Accounts payable	65,127	—

Parent's subsidiaries

Transactions with the Parent's subsidiaries were as follows:

	Six months ended June 30, 2006	Six months ended June 30, 2005
Sale of electricity	8,364,958	1,952,787
Sale of heat	476,314	46,289
Rent	3,070	819,420
Other sales	89,071	60,545
Purchase of inventories	118,745	—
Purchase of construction in progress	115,570	—
Other purchase	11,174	15,380

Balances with other related parties at the end of the period were as follows:

	June 30, 2006	December 31, 2005
Accounts receivable, gross	1,440,597	1,970,877
Provision for impairment of accounts receivable	(909,088)	(1,136,762)
Accounts payable	326,632	635,000

Provision for impairment of accounts receivable recognised as an income during six months ended June 30, 2006 was RUR 29,104 thousands (six months ended June 30, 2005: an expense of RUR 5,621 thousands).

(In thousands of Russian rubles)

State-controlled entities

In the normal course of business OGK-5 enters into transactions with other entities under government control. Prices for natural gas, electricity and heat are based on tariffs set by FST and RST. Bank loans are granted at market rates. Taxes are charged and paid under the Russian tax legislation.

OGK-5 had the following significant transactions and the following balances with state-controlled entities:

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Electricity and heat sales	23,950	60,121
Purchase of electricity	14,293	—
Purchase of fuel	2,293,024	1,974,573
	June 30, 2006	**December 31, 2005**
Accounts receivable and prepayments	49,193	10,893
Accounts payable and accruals	14,280	6,211
Non-current debt	33,000	96,988
Current debt	1,339,633	384,000

Tax balances are disclosed in the balance sheet and Note 14. Tax transactions are disclosed in the income statement and Note 16.

Transactions with key management and close family members

There are no transactions or balances with key management and close family members except loans and their remuneration in the form of salary, bonuses and compensations for key management's participation in the meetings. At June 30, 2006 interest-free loans receivable from key management were RUR 21,005 thousands (at December 31, 2005: RUR 3,100 thousands).

Total remuneration in the form of salary, bonuses and compensations for key management's participation in the meetings paid to the members of the Board of Directors and Management Board for six months ended June 30, 2006 was RUR 137,058 thousand (six months ended June 30, 2005: RUR 49,817 thousand).

At June 30, 2006 and at December 31, 2005 were 11 members of the Board of Directors and 5 members of the Management Committee.

(In thousands of Russian rubles)

Note 6. Property, plant and equipment

Appraisal value or cost	Heat and electricity generation	Electricity transmission	Heating networks	Construction in progress	Other	Total
Opening balance as at December 31, 2005	24,274,709	3,271,178	426,312	1,192,149	6,368,376	35,532,724
Elimination of accumulated depreciation	(11,422,364)	(1,490,758)	(102,060)	—	(4,396,292)	(17,411,474)
Revaluation	18,764,497	22	122,535	—	6,364,212	25,251,266
Additions	840	61	—	582,948	4,657	588,506
Transfer	27,619	1,098	—	(91,249)	62,532	—
Disposals	(134)	—	—	—	(1,998)	(2,132)
Closing balance as at June 30, 2006	31,645,167	1,781,601	446,787	1,683,848	8,401,487	43,958,890

Accumulated depreciation	Heat and electricity generation	Electricity transmission	Heating networks	Construction in progress	Other	Total
Opening balance as at December 31, 2005	11,422,364	1,490,758	102,060	—	4,396,292	17,411,474
Elimination of accumulated depreciation	(11,422,364)	(1,490,758)	(102,060)	—	(4,396,292)	(17,411,474)
Charge for the period	589,425	84,733	9,167	—	322,760	1,006,085
Disposals	(7)	—	—	—	(272)	(279)
Closing balance as at June 30, 2006	589,418	84,733	9,167	—	322,488	1,005,806
Net book value as at December 31, 2005	12,852,345	1,780,420	324,252	1,192,149	1,972,084	18,121,250
Net book value as at June 30, 2006	31,055,749	1,696,868	437,620	1,683,848	8,078,999	42,953,084

Cost	Heat and electricity generation	Electricity distribution	Heating networks	Construction in progress	Other	Total
Opening balance as at December 31, 2004	22,495,461	3,218,652	401,598	1,760,461	5,878,928	33,755,100
Additions	761	—	—	104,610	10,619	115,990
Transfer	288,379	39,037	6,512	(389,375)	55,447	—
Disposals	(5,267)	(12,516)	—	(5,122)	(12,478)	(35,383)
Closing balance as at June 30, 2005	22,779,334	3,245,173	408,110	1,470,574	5,932,516	33,835,707
Accumulated depreciation (including impairment)						
Opening balance as at December 31, 2004	17,060,208	1,430,580	81,616	—	3,832,074	22,404,478

(In thousands of Russian rubles)

Cost	Heat and electricity generation	Electricity distribution	Heating networks	Construction in progress	Other	Total
Charge for the period	285,958	76,903	10,772	—	248,623	622,256
Additions	—	—	—	—	—	—
Disposals	(408)	(8,533)	—	—	(7,789)	(16,730)
Closing balance as at June 30, 2005	17,345,758	1,498,950	92,388		4,072,908	23,010,004
Net book value as at December 31, 2004	5,435,253	1,788,072	319,982	1,760,461	2,046,854	11,350,622
Net book value as at June 30, 2005	5,433,576	1,746,223	315,722	1,470,574	1,859,608	10,825,703

OGK-5 changed its accounting policy to revaluing its property, plant and equipment, excluding construction in progress, from January 1, 2006. Independent appraisers engaged by OGK-5 have estimated fair value of OGK-5's property, plant and equipment, excluding construction in progress, at RUR 42,180 million as at January 1, 2006. This change was accounted for prospectively in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors", therefore comparatives were not restated.

Fair values were determined primarily based on the depreciated replacement cost method. As a result of the revaluation, OGK-5's equity increased by RUR 19,190,962 thousand, comprising in an increase in carrying value of property, plant and equipment of RUR 25,251,266 thousand, net of related deferred tax of RUR 6,060,304 thousand.

The assets transferred to OGK-5 upon privatization did not include the land on which OGK-5's buildings and facilities are situated. OGK-5 has the right to purchase this land upon application to the state registration body or to formalize the right for rent after the right expiry date, which is January 1, 2008 according to the Russian legislation.

Property, plant and equipment balances as at June 30, 2006 included RUR 223,905 thousand of assets which were pledged as collateral according to loan agreements (at December 31, 2005: RUR 387,127 thousand).

Carrying value of property, plant and equipment at December 31, 2005 is stated net of an impairment loss of RUR 263,272 thousand.

Operating leases

OGK-5 leases a number of land areas owned by local governments under operating lease. Land lease payments are determined by lease agreements.

Operating lease rentals are payable as follows:

	June 30, 2006
Less than one year	14,837
Between one and five years	72,759
More than five years	501,514
Total	**589,110**

(In thousands of Russian rubles)

The land areas leased by OGK-5 are the territories on which OGK-5's electric power stations, heating stations and other assets are located. The leases typically run for an initial period of 5 to 45 years with an option to renew the lease after that date. Lease payments are reviewed regularly to reflect market rentals.

Note 7. Accounts receivable and prepayments

	June 30, 2006	December 31, 2005
Advances to suppliers	980,862	229,997
Trade receivables	637,847	639,123
(net of provision for impairment of accounts receivable of RUR 931,203 thousand at June 30, 2006 and RUR 1,158,876 thousand at December 31, 2005)		
Value added tax recoverable	60,697	331,620
Other receivables	345,861	467,673
Total	**2,025,267**	**1,668,413**

Management has determined the provision for impairment of accounts receivable based on specific customer identification, customer payment trends, subsequent receipts and settlements and analyses of expected future cash flows. Management of OGK-5 believes that OGK-5 will be able to realize the net receivable amount through direct collections and other non-cash settlements, and therefore the recorded value approximates their fair value.

During the six months ended June 30, 2006 RUR 239,231 thousand of OGK-5's total accounts receivable was settled via non-cash settlements (six months ended June 30, 2005: RUR 124,779 thousand).

Note 8. Inventories

	June 30, 2006	December 31, 2005
Fuel supplies	1,178,976	762,114
Materials and supplies	205,428	222,048
Other inventories (net of provision for impairment of RUR 2,263 thousand at June 30, 2006 (at December 31, 2005:nil))	632,610	634,339
Total	**2,017,014**	**1,618,501**

At June 30, 2006 the inventory balances did not include inventories which were pledged as collateral according to loan agreements. As at December 31, 2005 the inventory balances included RUR 61 thousand of inventories pledged as collateral.

Note 9. Equity

Share Capital

Number of Shares Unless Otherwise Stated

	Ordinary shares June 30, 2006	Ordinary shares December 31, 2005
Issued shares	30,271,685,504	29,407,170,459
Par value (in RUR)	1.00	1.00

(In thousands of Russian rubles)

As at June 30, 2006 number of issued ordinary shares is 30,271,685,504 with a par value of RUR 1.00 each. As at June 30, 2006 OGK-5 has no authorised and not yet issued ordinary shares.

Of RUR 4,268,931 thousand of share capital unpaid as at January 1, 2005, RUR 1,401,361 thousand were paid in cash in January 2005. Share capital of RUR 2,867,570 thousand had not been paid by RAO UES within the period stipulated by OGK-5's foundation documents (three months from the date of incorporation) and in accordance with the Russian legislation became treasury shares in January 2005. In September 2005 these treasury shares were exchanged for a 37.7% minority stake in Konakovo SDPP. As a result of this transaction, OGK-5's share in Konakovo SDPP increased to 88.7%.

As of April 1, 2006, OGK-5 issued 864,515,045 shares in exchange for all outstanding minority interest in Konakovo SDPP(11.3%). Following this, Konakovo SDPP and Nevinnomyssk SDPP were merged with OGK-5, and ceased to be separate legal entities.

Dividends. OGK-5's annual statutory accounts form the basis for the annual profit distribution and other appropriations. The specific Russian legislation identifies the basis of distribution as the net profit. However, this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and, accordingly, management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these financial statements.

In June 2006 OGK-5 declared dividends for the year ended December 31, 2005 of RUR 0.0066069 per share for the total of RUR 200,002 thousands. These dividends were recognized as a liability and deducted from equity at June 30, 2006.

In September 2006 OGK-5 declared dividends for the six months ended June 30, 2006 of RUR 0.01047183 per share for the total of RUR 317,000 thousands. These dividends were not recognized as a liability and deducted from equity at June 30, 2006.

Other reserves

	30 June 2006	December 31, 2005
Merger reserve	(15,537,266)	(15,537,266)
Revaluation reserve	19,190,962	—
Other reserves	**3,653,696**	**(15,537,266)**

Note 10. Income tax

Income Tax Charge

	Six months ended June 30, 2006	Six months ended June 30, 2005
Current income tax charge	199,160	149,944
Deferred income tax benefit	(3,299,296)	(96,615)
Income tax (benefit)/charge	**(3,100,136)**	**53,329**

During the six months ended June 30, 2006 OGK-5 entities were subject to a 24% income tax rate on taxable profits.

(In thousands of Russian rubles)

In accordance with Russian tax legislation, tax losses in different group companies may not be offset against taxable profits of other group companies. Accordingly, tax may accrue even where there is a net consolidated tax loss.

Reconciliation between the expected and the actual taxation change is provided below:

	Six months ended June 30, 2006	Six months ended June 30, 2005
Profit before tax	862,586	301,316
Theoretical tax charge at the statutory tax rate of 24%	207,021	72,316
Tax effect of items which are not deductible or assessable for taxation purposes:		
Effect of change in tax value of property, plant and equipment	(3,277,824)	—
Other net non-deductible and non-taxable items	(29,333)	(18,987)
Total income tax charge	**(3,100,136)**	**53,329**

Following favorable court rulings during the six months ended June 30, 2006 OGK-5 increased the tax base of property, plant and equipment of Sredneuralsk SDPP and Reftino SDPP to fair value at the date of contribution of these assets by RAO UES. Previously predecessor tax base had been applied, which was the position of the tax authorities OGK-5 was disputing. As a result of the tax base increase a deferred tax benefit of RUR 3,277,824 thousand was recognised in the income statement for the six months ended June 30, 2006.

Deferred income tax. Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets and liabilities are measured at 24%, the rate applicable when the temporary differences will reverse.

Deferred tax liabilities

	December 31, 2005	Movement for the period recognized in the income statement	Movement for the period recognized in the statement of change in equity	June 30, 2006
Property, plant and equipment	3,025,506	(3,354,248)	6,060,304	5,731,562
Accounts payable	31,285	25,409	—	56,694
Other	11,998	39,106	3,536	54,640
Total	**3,068,789**	**(3,289,733)**	**6,063,840**	**5,842,896**

	December 31, 2004	Movement for the period recognized in the income statement	June 30, 2005
Property, plant and equipment	1,606,262	(84,998)	1,521,264
Accounts payable	44,629	113,225	157,854
Other	25,873	15,687	41,560
Total	**1,676,764**	**43,914**	**1,720,678**

(In thousands of Russian rubles)

Deferred tax assets

	December 31, 2005	Movement for the year recognized in the income statement	June 30, 2006
Trade receivables	158,984	(85,269)	73,715
Provision for impairment of accounts receivable	174,081	12,068	186,149
Accounts payable	27,922	71,976	99,898
Inventories	22,200	(910)	21,290
Other	13,766	11,698	25,464
Total	**396,953**	**9,563**	**406,516**

	December 31, 2004	Movement for the period recognized in the income statement	June 30, 2005
Provision for impairment of accounts receivable	269,607	(88,675)	180,932
Accounts payable	31,218	73,371	104,589
Trade receivables	29,226	84,520	113,746
Inventories	8,690	14,637	23,327
Other	10,886	55,676	66,562
Total	**349,627**	**139,529**	**489,156**

Note 11. Non-current debt

The line represents a RUR denominated loan payable in 2007. Interest rate set as of June 30, 2006 was 10.5% per annum. Property, plant and equipment was pledged as collateral for this debt (see Note 6).

Note 12. Current debt and current portion of non-current debt

This line represents short-term RUR loans obtained for operating purposes, with interest rates ranging from 6.5% to 10.5% per annum. Inventories were pledged as collateral at December 31, 2005 (see Note 8).

Note 13. Accounts payable and accruals

	June 30, 2006	December 31, 2005
Trade payables	665,793	944,808
Accrued liabilities and other payables	242,292	389,606
Dividend payable	214,199	14,579
Total	**1,122,284**	**1,348,993**

(In thousands of Russian rubles)

Note 14. Taxes payable

	June 30, 2006	December 31, 2005
Value added tax	210,533	461,305
Property tax	124,851	106,997
Employee taxes	22,195	11,997
Fines and interest	22,251	22,949
Other taxes	184,917	105,215
Total	**564,747**	**708,463**

The value added tax figure at June 30, 2006 includes RUR 161,583 thousand of deferred VAT (December 31, 2005: RUR 364,740 thousand), which only becomes payable to the authorities when the underlying receivable balances are either recovered or written off.

Note 15. Revenues

Revenues	Six months ended June 30, 2006	Six months ended June 30, 2005
Electricity	11,488,779	3,631,501
Heating	850,752	255,402
Rent	3,070	819,420
Repairs and maintenance	—	37,046
Water circulation	8,119	9,742
Other	127,387	113,528
Total other revenues	**12,478,107**	**4,866,639**

During six months ended June 30, 2005 OGK-5 derived revenues from renting property, plant and equipment of Reftino SDPP and Sredneuralsk SDPP.

(In thousands of Russian rubles)

Note 16. Operating expenses

	Notes	Six months ended June 30, 2006	Six months ended June 30, 2005
Fuel		7,979,361	2,223,949
Depreciation	6	1,006,085	622,256
Repairs and maintenance		648,959	310,397
Employee benefits		594,810	272,545
Taxes other than income tax		338,865	255,553
Water usage expenses		247,898	241,467
Expensed value added tax		78,759	12,511
Raw materials and supplies		45,252	116,005
Insurance cost		41,533	22,559
Social overhead costs		11,768	18,100
Consulting, legal and audit services		10,793	20,727
Provision for impairment of accounts receivable		(29,104)	5,621
Other expenses		638,975	451,782
Total operating expenses		**11,613,954**	**4,573,472**

Employee benefits expenses comprise the following:

	Six months ended June 30, 2006	Six months ended June 30, 2005
Salaries and wages, payroll taxes	557,101	241,022
Financial aid to employees and pensioners	25,194	21,123
Non-governmental pension fund expenses	12,515	10,400
Employee benefits	**594,810**	**272,545**

Note 17. Finance costs

	Six months ended June 30, 2006	Six months ended June 30, 2005
Effect of discounting	35,555	36,693
Interest expense	66,523	50,576
Total finance costs	**102,078**	**87,269**

(In thousands of Russian rubles)

Note 18. Earning per share

	Six months ended June 30, 2006	Six months ended June 30, 2005
Weighed average number of ordinary shares issued (thousands of shares)	29,717,632	26,348,114
Profit attributable to the shareholders of OJSC OGK-5 (thousands of RUR)	3,955,153	155,131
Earning per ordinary share — basic and diluted	0.133	0.006

Note 19. Commitments

Sales commitments. OGK-5's entities sell electricity on the two wholesale market sectors: free trading sector and regulated trading sector. The tariffs for the electricity sold/purchased in the regulated trading sector (including the sector of deviations) are set by the Federal Service on Tariffs.

OGK-5 has entered into a number of annual electricity sales agreements with CJSC Center for Financial Settlements, CJSC INTER RAO UES, retail companies and large industrial customers.

Fuel commitments. OGK-5 has a number of outstanding contracts to purchase natural gas and coal, which are supplied under annual contracts. The quantity of natural gas to be supplied is annually allocated by RAO UES in coordination with OJSC GAZPROM given the capacity of utilization of alternative fuel and the required fuel reserve fixed by RAO UES. The purchase price of gas is fixed by the Federal Service of Tariffs.

Capital commitments. Future capital expenditure for which contracts have been signed amounted to RUR 683,142 thousand at June 30, 2006 (at December 31, 2005: RUR 55,219 thousand).

Note 20. Contingencies

Political environment. The operations and earnings of OGK-5 continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in Russia.

Insurance. OGK-5 holds limited insurance policies in relation to its assets, operations, public liability or other insurable risks. Accordingly, OGK-5 is exposed to those risks for which it does not have insurance.

Legal proceedings. OGK-5 was not a party to any legal proceedings which, upon final disposition, will have a material adverse effect on the financial position of OGK-5.

Tax contingency. Russian tax, currency and customs legislation is subject to varying interpretation, and changes, which can occur frequently. Management' interpretation of such legislation as applied to the transactions and activity of OGK-5 may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances review may cover longer periods.

As at June 30, 2006, management believes that its interpretation of the relevant legislation is appropriate and OGK-5's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these Financial Statements.

Environmental matters. OGK-5 and its predecessor have operated in the electric power industry in the Russian Federation for many years. The enforcement of environmental regulation in the Russian Federation is

(In thousands of Russian rubles)

evolving and the enforcement posture of government authorities is continually being reconsidered. OGK-5 periodically evaluates its obligations under environmental regulations.

Potential liabilities might arise as a result of changes in legislation and regulation or civil litigation. The impact of these potential changes cannot be estimated, but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage.

Note 21. Financial instruments and financial risks

Financial risk factors. OGK-5's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates, changes in interest rates, and the collectability of receivables. OGK-5 does not have a risk policy to hedge its financial exposures.

Credit risk. Financial assets, which potentially subject OGK-5 to concentrations of credit risk, consist principally of trade receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to OGK-5 beyond the provision for impairment of receivables already recorded.

The cash has been deposited in the financial institutions with no more than minimal exposure to the default risk at the time of account opening.

Interest rate risk. OGK-5's operating profits and cash flows from operating activity are largely not dependent on the changes in market interest rates. OGK-5 is only exposed to fair value interest rate risk as all of its borrowings are at fixed interest rates. OGK-5 has no material interest-bearing assets.

Fair values. Management believes that the fair value of its financial assets and liabilities approximates their carrying amount.

Note 22. Post balance sheet events

On August 31, 2006 OGK-5's shareholders approved an issue of an additional 5,100 million of ordinary shares.

In July 2006 OGK-5's Board of Directors approved the issuance of RUR denominated bonds of RUR 5,000 million. Management expects that OGK-5 receives the funds in October 2006.

In August 2006 OGK-5's shareholders approved its participation in creation of OJSC Energeticheskaya Severnaya Companiya (ESC) jointly with OJSC Novatek. OGK-5 will participate in the tender for construction and further maintenance of the combined cycle generating power plant Tarko-Sale with total capacity of 600 mVt. ESC is expected to be a 40% associate of OGK-5.

EXHIBIT III — UNAUDITED CONSOLIDATED BALANCE SHEET — TGK-5

Below is the unaudited consolidated balance sheet of TGK-5 as at December 31, 2005, derived from management accounts prepared using IFRS principles.

IFRS differ in certain significant respects from U.S. GAAP. For a detailed discussion of the principal differences between U.S. GAAP and IFRS as they relate to the Gencos, see "Summary of Certain Differences between U.S. GAAP and IFRS".

BALANCE SHEET DERIVED FROM MANAGEMENT ACCOUNTS OF TGK-5

Balance sheet of TGK-5 as at December 31, 2005(1)

	(in millions of RUR)
ASSETS	
Non-current assets	
Property, plant and equipment	6,772
Other non-current assets(2)	474
Total non-current assets	**7,246**
Current assets	
Cash and cash equivalents	156
Accounts receivable and prepayments(3)	1,289
Inventories(4)	938
Other current assets	11
Total current assets	**2,394**
TOTAL ASSETS	**9,640**
EQUITY AND LIABILITIES	
Equity	
Share capital	
Ordinary shares	8,025
Preference shares	1,151
Retained earnings and other reserves	(1,548)
Total equity attributable to the shareholders	7,628
Total equity	**7,628**
Non-current liabilities	
Deferred profit tax liabilities(5)	328
Other non-current liabilities	178
Total non-current liabilities	**506**
Current liabilities	
Current debt and current portion of non-current debt(6)	376
Accounts payable and accrued charges	532
Taxes payable	598
Total current liabilities	**1,506**
Total liabilities	**2,012**
Total equity and liabilities	**9,640**

Notes:

(1) The unaudited balance sheet of TGK-5 has been derived from the management accounts prepared using IFRS principles. The accounting policies of TGK-5 are consistent with that of the RAO UES Group.

(2) Other non-current assets represent long-term receivables discounted based on the expected payment schedule at appropriate discount rates.

(3) Accounts receivable and prepayments are stated net of a provision for impairment of RUR 298 million.

(4) Inventories are recorded net of an obsolescence provision of RUR 21 million.

(5) Deferred tax liabilities relate primarily to property, plan and equipment.

(6) Current debt comprises a number of bank loans.

EXHIBIT IV — PRO FORMA CONSOLIDATED BALANCE SHEET OF THE RAO UES GROUP

The following unaudited consolidated pro forma balance sheet gives pro forma effect to the Spin-off, after giving effect to the pro forma adjustments described in the accompanying notes.

The unaudited consolidated pro forma balance sheet of the RAO UES Group has been prepared as if the Spin-off had occurred on December 31, 2005.

The pro forma consolidated balance sheet is provided for illustrative purposes only and does not purport to represent what the actual financial position of the RAO UES Group would have been had the Spin-off occurred on December 31, 2005, nor is it necessarily indicative of the financial position of the RAO UES Group for any future periods.

The RAO UES Group's consolidated financial statements for the year ended December 31, 2005 were prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. For a description of the principal differences between IFRS and U.S. GAAP, see "Summary of Certain Differences between U.S. GAAP and IFRS".

Pro forma consolidated balance sheet of the RAO UES Group as at December 31, 2005

	RAO UES Group(1)	OGK-5(2)	TGK-5(3)	Pro forma RAO UES Group
		(In million of RUR)		
ASSETS				
Non-current assets				
Property, plant and equipment	938,087	(18,121)	(6,772)	913,194
Investments in associates and jointly controlled entity	5,271	—	—	5,271
Deferred profit tax assets	5,444	(397)	—	5,047
Other non-current assets	42,075	(53)	(474)	41,548
Total non-current assets	**990,877**	**18,571**	**7,246**	**965,060**
Current assets				
Cash and cash equivalents	37,125	(181)	(156)	36,788
Accounts receivable and prepayments	129,958	(1,668)	(1,289)	127,001
Intercompany balances(4)	—	635	107	742
Inventories	44,194	(1,619)	(938)	41,637
Other current assets	12,081	(47)	(11)	12,023
Total current assets	**223,358**	**(2,880)**	**(2,287)**	**218,191**
TOTAL ASSETS	**1,214,235**	**21,451**	**9,533**	**1,183,251**
EQUITY AND LIABILITIES				
Equity				
Share capital				
Ordinary shares	147,439	—	—	147,439
Preference shares	7,667	—	—	7,667
Treasury shares	(3,707)	—	—	(3,707)
Retained earnings and other reserves	467,797	(15,908)	(7,582)	444,307
Total equity attributable to the shareholders	**619,196**	**(15,908)**	**(7,582)**	**595,706**
Minority interest	237,327	(255)	—	237,072
Total equity	**856,523**	**(16,163)**	**(7,582)**	**832,778**
Non-current liabilities				
Deferred profit tax liabilities	55,919	(3,069)	(328)	52,522
Non-current debt	38,792	(97)	—	38,695
Other non-current liabilities	12,807	—	(178)	12,629
Total non-current liabilities	**107,518**	**(3,166)**	**(506)**	**103,846**
Current liabilities				
Current debt and current portion of non-current debt	88,701	(897)	(376)	87,428
Accounts payable and accrued charges	102,448	(1,351)	(532)	100,565
Intercompany balances(4)	—	834	61	895
Taxes payable	59,045	(708)	(598)	57,739
Total current liabilities	**250,194**	**(2,122)**	**(1,445)**	**246, 627**
Total liabilities	**357,712**	**(5,288)**	**(1,951)**	**350,473**
Total equity and liabilities	**1,214,235**	**(21,451)**	**(9,533)**	**1,183,251**

Notes:

(1) RAO UES Group's consolidated balance sheet as at December 31, 2005 was derived from the RAO UES Group's IFRS consolidated financial statements for the year ended December 31, 2005.

(2) OGK-5's consolidated balance sheet as at December 31, 2005 was derived from OGK-5's IFRS consolidated financial statements for the year ended December 31, 2005 included in Exhibit I of this Information Statement, subject to consolidation adjustments in relation to intercompany balances.

(3) TGK-5's consolidated balance sheet as at December 31, 2005 has been derived from the unaudited management accounts prepared using IFRS principles included in Exhibit III of this Information Statement, subject to consolidation adjustments in relation to intercompany balances.

(4) Intercompany balances represent balances of the Gencos with RAO UES and its subsidiaries.

EXHIBIT V — PRO FORMA CONSOLIDATED INCOME STATEMENTS OF OGK-5

Introduction

Historically, RAO UES leased Reftinskaya GRES and Sredneuralskaya GRES to OAO Sverdlovenegro (AO-Energo of Sverdlovsk region), which operated these facilities in exchange for rent payments to RAO UES. Upon getting ownership over these facilities following the aforementioned asset contribution by RAO UES, OGK-5 has retained these lease agreements with Sverdlovenergo, and following the subsequent unbundling of Sverdlovenegro in April 2005 re-executed such lease agreements with the newly formed TGK-9.

On December 31, 2005, the lease agreements for Sredneuralskaya GRES and Reftinskaya GRES expired. OGK-5 hired the personnel previously employed by the lessee, purchased the inventories as of December 31, 2005 and started conducting full operational activities at these power plants. Accordingly, OGK-5's results for the first six months of 2006 include the operations of all four power plants. In order to provide more relevant information about OGK-5's present activities, pro forma financial results were prepared to present comparative six month data for 2005 as if all four power plants were operated directly by OGK-5.

The pro forma financial information has been prepared for illustrative purposes only and does not present actual results and is not an indication of results for future periods.

Pro forma Consolidated Income Statement
For the Year Ended December 31, 2005

	Per OGK-5's IFRS Income Statement for the Year Ended December 31, 2005(a)	Pro Forma Reversal of Rental Income(b)	Pro Forma Recording of Revenues and Expenses of Operating of Rented Power Plants and Other Pro Forma Adjustments(c)	OGK-5's Pro Forma Income Statement for the Year Ended December 31, 2005
	(Unaudited) (In thousands of RUR)			
Revenues	10,100,149	(1,638,987)	13,878,883(d)	22,340,045
Operating expenses (excluding reversal of impairment of property, plant and equipment)	(10,051,335)	—	(10,478,833)(e)	(20,530,168)
Reversal of impairment provision of property, plant and equipment	6,360,728	—	—	6,360,728
Operating expenses	(3,690,607)	—	(10,478,833)	(14,169,440)
Other operating income	192,905	—	—	192,905
Operating profit	**6,602,447**	**(1,638,987)**	**3,400,050**	**8,363,510**
Finance costs	(121,084)	—(f)	(31,391)	(152,475)
Profit/(loss) before income tax	**6,481,363**	**(1,638,987)**	**3,368,659**	**8,211,035**
Income tax benefit/(charge)	(1,571,759)	393,357(g)	(808,478)(g)	(1,986,880)
Profit/(loss)	**4,909,604**	**(1,245,630)**	**2,560,181**	**6,224,155**
Attributable to:				
Shareholders of OGK-5	4,916,281	(1,245,630)	2,560,181	6,230,832
Minority interest	(6,677)	—	—	(6,677)
Earning/(loss) per ordinary share for profit attributable to the shareholders of OGK-5 — basic and diluted (in Russian Roubles)	0.180		(h)	0.228

(a) Derived from the audited consolidated financial statements of OGK-5 for the year ended December 31, 2005, prepared in accordance with IFRS;

(b) Reversal of rental income earned by OGK-5 from renting out assets of Reftinskaya GRES and Sredneuralskaya GRES (the **"Rented Power Plants"**) during the year ended December 31, 2005.

(c) Adding revenues and expenses of the Rented Power Plants as if they had been used by OGK-5 as production assets;

(d) Pro forma adjustment for revenues was calculated on the basis of the following assumptions:

- electricity revenue was calculated on the basis of the average retail tariff set for the Urals region in the year ended December 31, 2005 and actual volumes of electricity sold by the Rented Power Plants during this period;
- heating revenue was calculated on the basis of the average tariff for heat prevailing in the region and volumes of heat supplies by the Rented Power Plants to customers in the year ended December 31, 2005;
- other revenue adjustment was based on the management accounts of the Rented Power Plants;

(e) Pro forma adjustment for operating expenses related to sale of electricity and heat were estimated based on the year ended December 31, 2005 management accounts prepared at the Rented Power Plants, it excludes an adjustment for general overhead expenses in relation to Head Office of TGK-9;

(f) Finance costs represent interest on borrowings recorded during the year ended December 31, 2005 by TGK-9, which had been operating the Rented Power Plants during this period. As TGK-9 had other operations, its total finance costs for the year ended December 31, 2005 were allocated pro rata to a proportion of revenues generated by each of the Rented Power Plants in total revenues;

(g) Income tax charge represents the theoretical tax charge at the statutory tax rate of 24 per cent.;

(h) Earnings per ordinary share for profit attributable to the shareholders of OGK-5, basic and diluted, were calculated based on the pro forma net profit for the year ended December 31, 2005.

Pro forma Consolidated Income Statement
For the Six Months Ended June 30, 2005

	Per OGK-5's IFRS Income Statement for the Six Months Ended 30 June 2005(a)	Pro Forma Reversal of Rental Income(b)	Pro Forma Recording of Revenues and expenses of Operating of Rented Power Plants and Other Pro Forma Adjustments(c)	OGK-5's Pro Forma Income Statement for The Six Months Ended June 30, 2005
	(Unaudited) (In thousands of RUR)			
Revenues	4,866,639	(819,420)	7,190,714(d)	11,237,933
Operating expenses	(4,573,472)	—	(5,225,867)(e)	(9,799,339)
Other operating income	95,418	—	—	95,418
Operating profit	**388,585**	**(819,420)**	**1,964,847**	**1,534,012**
Finance costs	(87,269)	—(f)	(15,695)	(102,964)
Profit/(loss) before income tax	**301,316**	**(819,420)**	**1,949,152**	**1,431,048**
Income tax benefit/(charge)	(53,329)	196,661(g)	(467,796)(g)	(324,464)
Profit/(loss)	**247,987**	**(622,759)**	**1,481,356**	**1,106,584**
Attributable to:				
Shareholders of OGK-5	155,131	(622,759)	1,481,356	1,013,728
Minority interest	92,856	—	—	92,856
Earning per ordinary share for profit attributable to the shareholders of OGK-5 — basic and diluted (in Russian rubles)	0.006		(h)	0.038

(a) Derived from the unaudited consolidated financial statements of OGK-5 for the six months ended June 30, 2005, prepared in accordance with IFRS;

(b) Reversal of rental income earned by OGK-5 from renting out assets of Reftinskaya GRES and Sredneuralskaya GRES (the "**Rented Power Plants**") during the six months ended June 30, 2005;

(c) Adding revenues and expenses of the Rented Power Plants as if they had been used by OGK-5 as production assets;

(d) Pro forma adjustment for revenues was calculated on the basis of the following assumptions:

- electricity revenue was calculated on the basis of the average retail tariff set for the Urals region in the year ended December 31, 2005 and actual volumes of electricity sold by the Rented Power Plants during the six months ended June 30, 2006;
- heating revenue was calculated on the basis of the average tariff for heat prevailing in the region in the year ended December 31, 2005 and volumes of heat supplies by the Rented Power Plants to customers in the six months ended June 30, 2005;
- other revenue adjustment was based on the management accounts of the Rented Power Plants.

(e) Pro forma adjustment for operating expenses related to sale of electricity and heat were estimated based on the six months ended June 30, 2005 management accounts prepared at the Rented Power Plants, it excludes an adjustment for general overhead expenses in relation to Head Office of TGK;

(f) Finance costs represent interest on borrowings recorded during the six months ended June 30, 2005 by TGK-9, which had been operating the Rented Power Plants during this period. As TGK-9 had other operations, its total finance costs for the six months ended June 30, 2005 were allocated pro rata to a proportion of revenues generated by each of the Rented Power Plants in total revenues;

(g) Income tax charge represents the theoretical tax charge at the statutory tax rate of 24 percent;

(h) Earnings per ordinary share for profit attributable to the shareholders of OGK-5 basic and diluted, were calculated based on the pro forma net profit for the six months ended June 30, 2005.

EXHIBIT VI — SUMMARY OF CERTAIN DIFFERENCES BETWEEN IFRS AND RAS

The financial information included herein is prepared and presented in accordance with IFRS. Certain differences exist between IFRS and RAS, which might be material to the financial information herein.

The following is a discussion of some of the differences between IFRS and RAS and the consequential differences in disclosure and presentation in financial statements prepared under IFRS and RAS. RAO UES is responsible for preparing the summary below. RAO UES has not prepared a complete reconciliation of its financial statements and related footnote disclosure between IFRS and RAS and has not quantified such differences. Accordingly, no assurance is provided that the following discussion is complete. It is not intended to be a comprehensive analysis of all significant differences, nor a detailed comparison, of IFRS and RAS. Shareholders should consult their own professional advisors for an understanding of the differences between IFRS and RAS and how those differences might affect the financial information herein and elsewhere.

Some general differences in accounting treatment between RAS and IFRS include the following:

- IFRS' versatility and strength lies in the assessment of the economic substance of the underlying transactions, rather than their legal form. In Russian accounting practice legal form usually determine transaction's treatment and presentation at the face of financial statements, which may have the effect of impeding the fair presentation of the operations' results and financial position.
- The system of Russian accounting standards is still in the process of formation. Therefore, some Russian accounting standards that have been adopted may not be applied in practice, including the presentation of consolidated financial statements, the recognition of certain valuation allowances and accruals and detailed levels of financial disclosures.
- In accordance with IFRS, companies operating in a "hyperinflationary economy" are required to restate their local currency financial statements in terms of a measurement unit current at the balance sheet date by applying a general price index to all non-monetary assets and liabilities, all components of shareholders' equity and items of income and expense, before their financial statements are presented and/or included in their parent's consolidated financial statements. For Russian enterprises reporting under IFRS, the use of indexation tended to have an important impact on financial results because of the high levels of inflation experienced by the Russian economy from the early 1990s. Effective January 1,2003, Russia is no longer considered to be a hyperinflationary economy for IFRS purposes. Under RAS, which does not have specific rules for reporting in a hyperinflationary environment, companies continued to report in historical rubles during the periods of hyperinflation without any adjustments for loss of the purchasing power of the ruble.

IFRS	RAS
Consolidation	
Subsidiaries	
Control is a key basis to determine whether company is a subsidiary or not. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.	Definition of subsidiary is based on possibility to influence its decision taking process via dominant stake, agreement or in other manner.
Associates	
Significant influence is a key basis to determine whether company is an associate or not. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. If an investor holds, directly or indirectly (eg through subsidiaries), 20 per cent or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case.	Associate is a company in which a parent company has more than 20% of voting shares.
For presentation of associate results equity method is used. Share of post-tax results is shown.	Equity method is not used.
Special purpose entities	
Special purpose entities (SPE) should be consolidated where substance of the relationship indicates control.	No such guidance in RAS.
Business combinations	
Business combinations initiated after March 31, 2004, are acquisitions and accounted for in accordance with one method — the purchase method.	Acquired assets and liabilities should be recorded based on their carrying book value at the date of acquisition.
The purchase method records the assets and liabilities of the acquired entity at fair value. The cost of acquisition is the amount of cash or cash equivalents (or fair value of non-monetary assets exchanged). Goodwill is recognized as the residual between the consideration paid and the percentage of the fair value of the business acquired.	
Liabilities for restructuring activities are recognized only when acquiree has an existing liability at acquisition date. Liabilities for future losses or other costs expected to be incurred as a result of the business combination cannot be recognized.	
Fair value determined on a provisional basis can be adjusted against goodwill within 12 months of the acquisition date. Subsequent adjustments are recorded in income statement unless they are to correct en error.	
Minority interest at acquisition stated at minority's share of the fair value of acquired identifiable assets, liabilities and contingent liabilities.	Minority interest at acquisition stated as minority's share of the carrying book value of acquired net assets.

IFRS	RAS
Accounting of property, plant and equipment	
Property, plant and equipment are shown in balance sheet after impairment provision (IAS 36). An entity must assess annually whether there are any indications that an asset may be impaired. If there is any such indication, the assets must be tested for impairment. An impairment loss should be recognized in income statement.	There are no specific rules for impairment of assets under RAS.
Historic cost of assets, acquired before January 1, 2003, has been restated upwards for IFRS purposes to remove the effect of inflation up to the date.	Concept of inflation accounting doesn't exist in RAS. Correspondingly, property, plant and equipment is presented at historic cost net of accumulated depreciation, and subject to obligatory and voluntary revaluation.
Book value of assets acquired before 1998 equals to their depreciated replacement cost ("DRC").	
Accounts receivable and accounts payable	
Accounts receivable and accounts payable are shown at fair values.	Accounts receivable and accounts payable are shown at historic costs except for trade accounts receivable, which are shown in the financial statements net of bad debt provision.
Financial instruments	
Trading, available-for-sale and derivative financial assets are generally recognized at fair value.	Trading and derivative financial liabilities are often carried off-balance sheet until their settlement date, when the gains and losses from these instruments are recognized.
Profit tax	
Only balance sheet method can be used to calculate a deferred tax assets and liabilities.	RAS do not specify that only a balance sheet method should be used to calculate deferred tax assets and liabilities.
Pensions and other post-employment benefits	
Projected unit credit method is used to determine benefit obligation and record plan assets at fair value. Actuarial gains and losses can be deferred.	No such guidance in RAS.
Share-based payment transactions	
Expenses for services purchased are recognized. Corresponding amount is recorded either as a liability or an increase in equity, depending on whether transaction is determined to be cash- or equity-settled. Amount of recorded is measured at fair value of share options granted.	No such requirements in RAS.
Disclosures	
Starting from January 1, 2005, for the state-controlled entities operations with other state-controlled entities should be disclosed in financial statements as related party transactions.	No such requirement in RAS.
In most cases, IFRS disclosure requirements, particularly with regard to listed securities, are much more extensive and detailed than comparable RAS disclosure requirements	

THE COMPANY

Russian Joint-Stock Company Unified Energy System of Russia
101-3, Vernadskogo Prosp.
Moscow 119526
Russian Federation

FINANCIAL ADVISORS TO THE COMPANY

ING BANK (EURASIA) ZAO
36, Krasnoproletarskaya St.
Moscow 127473
Russian Federation

Investment Financial Company
METROPOL Limited Liability Company
13/1 Donskaya St.
Moscow 119049
Russian Federation

LEGAL ADVISORS TO THE COMPANY

As to U.S. law
Debevoise & Plimpton LLP
Tower 42
Old Broad Street
London, EC2N 1HQ
United Kingdom

As to Russian law
Debevoise & Plimpton LLP
Business Center "Mokhovaya"
4/7 Vozdvizhenka Street
Building 2
Moscow 125009
Russian Federation

AUDITORS AND TAX ADVISORS TO THE COMPANY

ZAO "PricewaterhouseCoopers Audit"
52 Kosmodamianskaya Naberezhnaya, Bldg. 5
115054 Moscow
Russian Federation